As filed with the Securities and Exchange Commission on June 6, 2008
Registration No. 333-149326
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Allis-Chalmers Energy Inc.
(Exact name of registrant as specified in its charter)

Delaware	1389	39-0126090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5075 Westheimer, Suite 890
Houston, Texas 77056
(713) 369-0550
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Victor M. Perez
Allis-Chalmers Energy Inc.
Chief Financial Officer
5075 Westheimer, Suite 890
Houston, Texas 77056
(713) 369-0550
Fax: (713) 369-0555
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert V. Jewell Andrew M. Tucker Henry Havre Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200 Fax: (713) 238-7235	D. Frank Harrison Bronco Drilling Company, Inc. Chief Executive Officer 16217 North May Avenue Edmond, Oklahoma 73013 (405) 242-4444 Fax: (405) 285-9234	Seth R. Molay, P.C. Joseph L. Motes III Akin, Gump, Strauss, Hauer & Feld, L.L.P. 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201 (214) 969-2800 Fax: (214) 969-4343

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the proposed merger described in the joint proxy statement/prospectus forming a part of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to Be	Offering Price Per	Aggregate Offering	Amount of
Securities to Be Registered	Registered(1)	Unit	Price(2)	Registration Fee(3)
Common stock, par value $0.01 per share	16,846,500	N/A	$277,727,506	$10,915

(1)	Represents the number of shares of common stock of Allis-Chalmers Energy Inc. issuable upon completion of the merger, which number is fixed and is not subject to change.

(2)	Calculated pursuant to Rules 457(c) and 457(f), and estimated solely for purposes of calculating the registration fee. The proposed maximum aggregate offering price is $277,727,506, which is (a) the product of (i) the average of the high and low trading prices of the common stock of Bronco Drilling Company, Inc. as reported by the NASDAQ Stock Market on June 4, 2008, or $17.82, and (ii) the maximum number of shares of common stock of Bronco Drilling Company, Inc. to be cancelled in the merger, or 26,808,502 shares, less (b) the amount of cash to be paid by Allis-Chalmers Energy Inc. in the merger, or $200 million.

(3)	A registration fee of $6,203 was previously paid in connection with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Allis-Chalmers Energy Inc. may not distribute or issue the shares of Allis-Chalmers Energy Inc. common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is effective. This joint proxy statement/prospectus is not an offer to distribute these securities and Allis-Chalmers Energy Inc. is not soliciting offers to receive these securities in any state where such offer or distribution is not permitted.

SUBJECT TO COMPLETION, DATED JUNE   , 2008

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Allis-Chalmers Energy Inc. and Bronco Drilling Company, Inc.:

On January 23, 2008, Allis-Chalmers Energy Inc., or Allis-Chalmers, and Bronco Drilling Company, Inc., or Bronco, entered into an Agreement and Plan of Merger, providing for the acquisition of Bronco by Allis-Chalmers. On June 1, 2008, Allis-Chalmers and Bronco entered into the First Amendment to the Agreement and Plan of Merger. Pursuant to the amended merger agreement, Allis-Chalmers and Bronco agreed that, subject to the satisfaction of several closing conditions (including approval by each company’s stockholders), Bronco would merge with and into Elway Merger Sub, LLC, a wholly-owned subsidiary of Allis-Chalmers, with Elway Merger Sub, LLC surviving the merger and changing its name to Bronco Drilling Company LLC.

In the merger, Bronco stockholders will receive $200.0 million in cash and 16,846,500 shares of Allis-Chalmers common stock. The number of Allis-Chalmers shares that will be issued in the merger is fixed and is not subject to change based on the value of Allis-Chalmers common stock or otherwise. Based on the closing price of Allis-Chalmers common stock on June   , 2008 and the number of shares of Bronco common stock outstanding as of that date, the merger consideration would be valued at $      per share of Bronco common stock, consisting of $7.46 in cash and Allis-Chalmers common stock valued at $     . When Bronco stockholders grant proxies, they will not know the actual value of the merger consideration they will receive in the merger. Call 1-877-    -      for the value of the merger consideration per share of Bronco common stock calculated as of the latest practicable date. We expect the merger to occur on the first business day following stockholder approvals. The amended merger agreement is not terminable due solely to a change in the price of Allis-Chalmers stock.

The board of directors of Allis-Chalmers has (1) determined that the merger is advisable and in the best interests of Allis-Chalmers and its stockholders, (2) approved the merger and the amended merger agreement and (3) directed that the issuance of Allis-Chalmers common stock in the merger be submitted to the stockholders of Allis-Chalmers for approval at a special meeting of Allis-Chalmers’ stockholders. Accordingly, the Allis-Chalmers board recommends that the stockholders of Allis-Chalmers vote FOR the issuance of Allis-Chalmers common stock in the merger.

The board of directors of Bronco has unanimously (1) determined that the amended merger agreement, the merger and the other transactions contemplated thereby are advisable and in the best interests of Bronco and its stockholders, (2) approved the amended merger agreement, the merger and the other transactions contemplated thereby and (3) directed that the amended merger agreement be submitted for adoption by the stockholders of Bronco at a special meeting of Bronco’s stockholders. Accordingly, the Bronco board unanimously recommends that the stockholders of Bronco vote FOR the adoption of the amended merger agreement.

Your vote is very important. We cannot complete the merger unless, among other things, the Bronco stockholders vote to adopt the amended merger agreement and the Allis-Chalmers stockholders vote to approve the issuance of Allis-Chalmers stock in the merger. Allis-Chalmers and Bronco will each hold a special meeting of stockholders to vote on these matters. The special meetings of stockholders will be held at the times and locations set forth below. Regardless of whether you plan to attend a special meeting, please submit your proxy by completing and mailing the enclosed proxy card or, in the case of Bronco, by using the telephone or Internet procedures provided to you. If your shares are held in “street name,” you must instruct your broker how to vote them.

For Allis-Chalmers stockholders:	For Bronco stockholders:
, 2008 at 9:00 a.m. Central Time at the	, 2008 at 9:00 a.m. Central Time at the

Houston, Texas	, Oklahoma

Before casting your vote, please take the time to review carefully this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 26 for a discussion of the risks relating to the merger.

Allis-Chalmers common stock trades on the NYSE, under the symbol “ALY.” Bronco common stock trades on The NASDAQ Global Market, which we refer to as Nasdaq, under the symbol “BRNC.”

Sincerely,

Munawar H. Hidayatallah Chairman of the Board and CEO Allis-Chalmers Energy Inc.	D. Frank Harrison Chairman of the Board and CEO Bronco Drilling Company, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated          , 2008, and is first being mailed to Allis-Chalmers stockholders and Bronco stockholders on or about          , 2008.

ALLIS-CHALMERS ENERGY INC.
5075 Westheimer, Suite 890
Houston, Texas 77056

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on          , 2008

To the Stockholders
of Allis-Chalmers Energy Inc.:

The special meeting of stockholders of Allis-Chalmers Energy Inc., or the Allis-Chalmers Meeting, will be held on          , 2008, at 9:00 a.m., Central Time, at the          , Houston, Texas for the following purposes:

1. to approve the issuance of Allis-Chalmers Energy Inc.’s common stock to the stockholders of Bronco Drilling Company, Inc. in connection with the merger of Bronco Drilling Company, Inc. with and into Elway Merger Sub, LLC, a wholly-owned subsidiary of Allis-Chalmers Energy Inc., as set forth in the Agreement and Plan of Merger, dated as of January 23, 2008, by and among Allis-Chalmers Energy Inc., Bronco Drilling Company, Inc. and Elway Merger Sub, Inc. (which prior to the merger will convert to Elway Merger Sub, LLC), as amended by the First Amendment thereto, dated as of June 1, 2008, copies of which are attached as Annexes A-1 and A-2, respectively, to the joint proxy statement/prospectus accompanying this notice;

2. to approve the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal; and

3. to transact any other business as may properly come before the Allis-Chalmers Meeting or any adjournments or postponements thereof.

Attached to this notice is a joint proxy statement/prospectus setting forth information with respect to these proposals and certain other information.

The Allis-Chalmers board of directors has fixed the close of business on          , 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the Allis-Chalmers Meeting or any adjournment or postponement thereof. Only holders of record of Allis-Chalmers common stock at the close of business on the record date are entitled to notice of and to vote at the Allis-Chalmers Meeting. For a period of ten days prior to the Allis-Chalmers Meeting, a complete list of the holders of record of Allis-Chalmers common stock entitled to vote at the meeting will be available at Allis-Chalmers’ executive offices for inspection by stockholders during normal business hours for proper purposes, and will also be available at the Allis-Chalmers Meeting.

The Allis-Chalmers Energy Inc. Board of Directors recommends that you vote FOR the issuance of Allis-Chalmers common stock in the merger and any adjournments of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies.

Your vote is important. All stockholders are cordially invited to attend the meeting. Regardless of whether you plan to attend the Allis-Chalmers Meeting, please sign, date and return the enclosed proxy card as promptly as possible in the envelope provided, using the procedures in the voting instructions provided to you. No postage is required if mailed in the United States. Should you receive more than one proxy card because your shares are registered in different names and addresses, each proxy card should be signed and returned to ensure that all your shares will be voted. Your proxy may be revoked at any time prior to the time it is voted at the Allis-Chalmers Meeting.

By Order of the Board of Directors

Munawar H. Hidayatallah
Chairman of the Board of Directors
and Chief Executive Officer

Houston, Texas
               , 2008

Bronco Drilling Company, Inc.
16217 North May Avenue
Edmond, Oklahoma 73013

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on          , 2008

Notice is hereby given that a special meeting of stockholders of Bronco Drilling Company, Inc., or the Bronco Meeting, will be held at the                    ,               , Oklahoma, at 9:00 a.m., Central Time, on          , 2008, for the following purposes:

1. to adopt the Agreement and Plan of Merger, dated as of January 23, 2008, by and among Allis-Chalmers Energy Inc., Bronco Drilling Company, Inc. and Elway Merger Sub, Inc. (which prior to the merger will convert into Elway Merger Sub, LLC), as amended by the First Amendment thereto, dated as of June 1, 2008, copies of which are attached as Annexes A-1 and A-2, respectively, to the joint proxy statement/prospectus accompanying this notice, pursuant to which Bronco Drilling Company, Inc. will merge with and into Elway Merger Sub, LLC, a wholly-owned subsidiary of Allis-Chalmers Energy Inc.;

2. to approve the adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal; and

3. to transact any other business as may properly come before the Bronco Meeting or any adjournments or postponements thereof.

Attached to this notice is a joint proxy statement/prospectus setting forth information with respect to these proposals and certain other information.

The Bronco board of directors has fixed the close of business on          , 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the Bronco Meeting or any adjournment or postponement thereof. Only holders of record of Bronco common stock at the close of business on the record date are entitled to notice of and to vote at the Bronco Meeting or any adjournment or postponement thereof. For a period of ten days prior to the Bronco Meeting, a complete list of the holders of record of Bronco common stock entitled to vote at the meeting will be available at Bronco’s executive offices for inspection by stockholders during normal business hours for proper purpose, and will also be available at the Bronco Meeting.

The Bronco Board of Directors recommends that you vote FOR the adoption of the amended merger agreement and any adjournments of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies.

By Order of the Board of Directors

Zachary M. Graves
Chief Financial Officer, Secretary and Treasurer

Edmond, Oklahoma
                    , 2008

Your vote is important. All stockholders are cordially invited to attend the meeting. Regardless of whether you plan to attend the Bronco Meeting, please sign, date and return the enclosed proxy card as promptly as possible in the envelope provided, or submit your proxy by telephone or the Internet if telephone and Internet voting is made available to you in your proxy card, using the procedures in the voting instructions provided to you. No postage is required if mailed in the United States. Should you receive more than one proxy card because your shares are registered in different names and addresses, each proxy card should be signed and returned to ensure that all your shares will be voted. Your proxy may be revoked at any time prior to the time it is voted at the Bronco Meeting.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Allis-Chalmers and Bronco that is not included in or delivered with this joint proxy statement/prospectus. Such information is included in Allis-Chalmers’ and Bronco’s documents filed with the Securities and Exchange Commission, which we refer to as the SEC, which are available to Allis-Chalmers and Bronco stockholders without charge from the SEC’s website at www.sec.gov, or upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company.

Allis-Chalmers Energy Inc. 5075 Westheimer, Suite 890 Houston, Texas 77056 Attention: Investor Relations Telephone number: (713) 369-0550 www.alchenergy.com	Bronco Drilling Company, Inc. 16217 North May Avenue Edmond, Oklahoma 73013 Attention: Investor Relations Telephone number: (405) 242-4444 www.broncodrill.com

See “Where You Can Find More Information” beginning on page 116 for a detailed description of the documents incorporated by reference into this joint proxy statement/prospectus.

In order for you to receive timely delivery of the documents in advance of the meetings, Allis-Chalmers or Bronco, as applicable, should receive your request by no later than          , 2008.

Information contained on the Allis-Chalmers and Bronco websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

All information in this joint proxy statement/prospectus concerning Allis-Chalmers has been furnished by Allis-Chalmers. All information in this document concerning Bronco has been furnished by Bronco. Allis-Chalmers has represented to Bronco, and Bronco has represented to Allis-Chalmers, that the information furnished by and concerning it is true and complete in all material respects.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Allis-Chalmers (File No. 333-149326), constitutes a prospectus of Allis-Chalmers under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Allis-Chalmers common stock to be issued to Bronco stockholders in the merger pursuant to the amended merger agreement.

This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, (1) with respect to the Allis-Chalmers Meeting, at which Allis-Chalmers stockholders will be asked to consider and vote upon certain proposals, including a proposal to approve the issuance of shares of Allis-Chalmers common stock to Bronco stockholders in the merger pursuant to the amended merger agreement, and (2) with respect to the Bronco Meeting, at which Bronco stockholders will be asked to consider and vote upon certain proposals, including a proposal to adopt the amended merger agreement.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Important Information and Risks:  The following are brief answers to some questions that you may have regarding the proposed merger and the proposals being considered at the Allis-Chalmers Meeting and the Bronco Meeting. Allis-Chalmers and Bronco urge you to read and consider carefully the remainder of this joint proxy statement/prospectus, including the Risk Factors beginning on page 26 and the attached Annexes, because the information in this section does not provide all of the information that might be important to you. Additional important information and descriptions of risk factors are also contained in the documents incorporated by reference in this joint proxy statement/prospectus.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	What is the proposed merger?

A:	Allis-Chalmers, Bronco and Elway Merger Sub, Inc. (which prior to the merger will convert into Elway Merger Sub, LLC) have entered into a merger agreement, dated as of January 23, 2008, and an amendment, dated as of June 1, 2008, which we refer to together as the merger agreement, pursuant to which Bronco will merge with and into Elway Merger Sub, LLC, with Elway Merger Sub, LLC surviving the merger and changing its name to Bronco Drilling Company LLC. Stockholders of both Allis-Chalmers and Bronco must approve proposals enabling the merger to occur.

Q:	Why is the merger being proposed?

A:	We are proposing the merger because we believe that the combined company will be a diversified international oilfield service provider. We also believe that the combination of Allis-Chalmers and Bronco will:

• create a strong presence in the U.S. oilfield services sector;

• provide the opportunity to diversify the asset base of the two companies;

• increase operational flexibility, including through the ability to move drilling rigs to international locations to capitalize on favorable market conditions;

• expand the international operations of the two companies, which provides diversity as well as a platform for future growth in existing and new locations;

• create a larger company with an expanded stockholder base and greater market capitalization;

• enable Allis-Chalmers to combine the operational and safety best practices developed by both companies in order to deliver high quality drilling and oilfield services to the combined company’s customers; and

• generate additional career and development opportunities for the employees of Allis-Chalmers and Bronco, which in turn will enhance our ability to recruit and retain a skilled workforce.

Q:	How much in total is Allis-Chalmers paying the Bronco stockholders in the merger?

A:	Allis-Chalmers will pay total merger consideration of $200.0 million in cash and 16,846,500 shares of Allis-Chalmers common stock.

Q:	What will Bronco stockholders receive as a result of the merger?

A:	At the effective time of the merger, each outstanding share of Bronco common stock (other than shares held by Bronco stockholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Delaware law and shares held by Allis-Chalmers, Bronco or any subsidiary of Bronco or Allis-Chalmers) will be converted into the right to receive merger consideration comprised of (1) an amount in cash, calculated to the nearest $0.01, resulting from dividing $200.0 million by the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time of the merger (subject to certain exceptions) and (2) a number of shares of Allis-Chalmers common stock equal to the exchange ratio. The exchange ratio will be the fraction, expressed as a decimal and calculated to the nearest one-ten thousandth, the numerator of which is 16,846,500, and the denominator of which is the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time of the merger (subject to certain exceptions). Based on the closing price of Allis-Chalmers common stock on June , 2008 and the number of shares of Bronco common stock outstanding as of that date, the merger consideration would be valued at $ per share of Bronco common stock, consisting of $7.46 in cash and Allis-Chalmers common stock valued at $ .

At the time the Bronco stockholders grant their proxies or vote at their stockholder meeting, they will not know the actual value of the merger consideration they will receive in the merger. Interested stockholders may call 1-877- - for the value of the merger consideration per share of Bronco common stock calculated as of the latest practicable date. We expect the merger to close on the first business day following receipt of the requisite Allis-Chalmers and Bronco stockholder approvals. Neither company may terminate the merger agreement due solely to a change in the price of Allis-Chalmers common stock.

The value of the merger consideration that Bronco stockholders will receive in the merger will depend on the value of Allis-Chalmers common stock at the effective time of the merger and thereafter. The following table indicates the value of the merger consideration per share of Bronco common stock using a range of assumed prices of Allis-Chalmers common stock:

		Value of Allis-Chalmers		Value of Total
		Common Stock to be	Amount of Cash to	Consideration to be
Assumed		Issued for Each Share of	be Paid for Each	Paid for Each Share
Allis-Chalmers Common		Bronco Common	Share of Bronco	of Bronco Common
Stock Price		Stock(1)	Common Stock(1)	Stock(1)

$27.80	(2)	$17.47	$7.46	$24.93
$20.00		$12.57	$7.46	$20.03
$19.00		$11.94	$7.46	$19.40
$18.37	(3)	$11.54	$7.46	$19.00
$18.00		$11.31	$7.46	$18.77
$17.17	(4)	$10.79	$7.46	$18.25
$17.00		$10.68	$7.46	$18.14
$16.00		$10.05	$7.46	$17.51
$15.00		$9.43	$7.46	$16.89
$9.73	(5)	$6.11	$7.46	$13.57

(1)	Assumes 26,808,502 shares of Bronco common stock outstanding.

(2)	The closing price of Allis-Chalmers common stock on July 12, 2007 (the 52-week high closing price).

(3)	The closing price of Allis-Chalmers common stock on May 9, 2008 (the year-to-date high closing price).

(4)	The closing price of Allis-Chalmers common stock on May 30, 2008, the last trading day before the public announcement of the amendment to the initial merger agreement.

(5)	The closing price of Allis-Chalmers common stock on February 8, 2008 (the 52-week low closing price).

The table above includes the highest and lowest closing sale prices of Allis-Chalmers common stock within the last year and therefore indicates a range within which the price at the effective time of the merger can reasonably be expected to fall, although there can be no assurance that the price of Allis-Chalmers common stock at the effective time of the merger or thereafter will not be higher or lower than the values shown in the table.

Q:	Will Bronco stockholders be able to choose whether to receive cash or Allis-Chalmers common stock in the merger?

A:	No. Each Bronco stockholder will receive cash and Allis-Chalmers common stock as described above.

Q:	When do Allis-Chalmers and Bronco expect to complete the merger?

A:	Allis-Chalmers and Bronco are working to complete the merger as quickly as possible. Allis-Chalmers and Bronco currently expect to complete the merger promptly following the Allis-Chalmers and Bronco stockholder meetings that will be held on , 2008. However, neither Allis-Chalmers nor Bronco can predict the exact timing of the completion of the merger because it is subject to conditions both within and beyond their respective control. See “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 91.

Q:	How will Allis-Chalmers stockholders be affected by the merger and issuance of shares of Allis-Chalmers common stock?

A:	After the merger, each Allis-Chalmers stockholder will have the same number of shares of Allis-Chalmers common stock that the stockholder held immediately prior to the merger. However, because Allis-Chalmers will be issuing new shares of Allis-Chalmers common stock to Bronco stockholders in the merger, each share of Allis-Chalmers common stock outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Allis-Chalmers common stock outstanding after the merger. As a result of the merger, each Allis-Chalmers stockholder will own a smaller percentage of the shares of common stock of a larger company with more outstanding shares and more assets. Upon completion of the merger, it is anticipated that Allis-Chalmers’ and Bronco’s stockholders will own approximately 68% and 32%, respectively, of the combined company.

Q:	What conditions are required to be fulfilled to complete the merger?

A:	Allis-Chalmers and Bronco are not required to complete the merger unless certain specified conditions are satisfied or waived. These conditions include, but are not limited to:

• the approval by the Allis-Chalmers stockholders of the issuance of the shares of Allis-Chalmers common stock to be issued in the merger;

• the adoption of the merger agreement by the Bronco stockholders;

• the expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the Hart-Scott-Rodino Act (early termination of the waiting period was granted on March 10, 2008);

• the receipt by each of Allis-Chalmers and Bronco from its legal counsel of a legal opinion to the effect that for federal income tax purposes, (i) the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Allis-Chalmers and Bronco will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

• obtaining all other consents, approvals, permits and authorizations required to be obtained from any governmental authority to consummate the merger;

• the absence of any action taken by any governmental entity that restrains or otherwise prohibits the consummation of the merger or imposes any material restrictions on the parties with respect to the merger;

• subject to certain exceptions, the accuracy of Allis-Chalmers’ and Bronco’s respective representations and warranties contained in the merger agreement;

• the absence of any event or circumstance that constitutes a material adverse effect with respect to either Allis-Chalmers or Bronco;

• the effectiveness of a registration statement relating to the shares of Allis-Chalmers common stock to be issued in the merger; and

• the approval of the shares of Allis-Chalmers common stock to be issued in the merger for listing on the NYSE.

Neither Allis-Chalmers nor Bronco can assure you that these required conditions will be satisfied. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 91.

Q:	Is the merger subject to Allis-Chalmers receiving financing?

A:	No. Allis-Chalmers expects to receive financing to fund the cash component of the merger consideration, the repayment of outstanding Bronco debt and transaction expenses as described below, but receipt of financing is not a condition to completing the merger. See “Financing of the Merger,” beginning on page 107.

Q:	How will Allis-Chalmers finance the cash component of the merger, the repayment of outstanding Bronco debt and transaction expenses?

A:	To finance the cash component of the merger consideration, the repayment of outstanding Bronco debt and transaction expenses, and to raise cash for working capital and general corporate purposes, Allis-Chalmers expects to incur incremental indebtedness of up to $350.0 million from either (1) a permanent debt financing of up to $350.0 million, or (2) if the permanent debt financing cannot be consummated prior to or concurrently with the closing of the merger, the draw down under a senior unsecured bridge facility in an aggregate principal amount of up to $350.0 million to be arranged by RBC Capital Markets Corporation, which we refer to as RBC, and Goldman Sachs Credit Partners L.P., which we refer to as GSCP, acting as joint lead arrangers and joint bookrunners, with Royal Bank of Canada, which we refer to as Royal Bank, acting as the administrative agent. Under the commitment letter, dated June 1, 2008, and subject to the terms and conditions set forth in the commitment letter, Royal Bank and GSCP each committed to provide 50% of the loans under a $350.0 million senior unsecured bridge facility to Allis-Chalmers or one of its wholly-owned subsidiaries reasonably satisfactory to Royal Bank and GSCP. The commitments will terminate on July 31, 2008, if the bridge facility has not been drawn by such date and the merger is not consummated by such date. The commitments may also terminate prior to July 31, 2008, if the merger is abandoned, a material condition to the merger is not satisfied or Allis-Chalmers breaches its obligations under the commitment letter. See “Financing of the Merger,” beginning on page 107.

Q:	Are Bronco stockholders entitled to appraisal rights?

A:	Holders of shares of Bronco common stock who do not vote in favor of the merger will have the right to seek appraisal of the fair value of their shares, but only if they submit a written demand for such an appraisal before the vote on the merger and comply with other Delaware law procedures and the requirements described in this joint proxy statement/prospectus under the heading “Appraisal Rights,” beginning on page 103. Bronco stockholders who wish to seek appraisal of their shares are in any case urged to seek the advice of counsel with respect to the availability of appraisal rights.

Q:	Are Allis-Chalmers stockholders entitled to appraisal rights?

A:	Holders of shares of Allis-Chalmers common stock will not have the right to seek appraisal of the fair value of their shares.

Q:	Will the merger be taxable to Bronco stockholders?

A:	Allis-Chalmers and Bronco anticipate that receipt of the stock portion of the merger consideration will not be taxable to Bronco stockholders. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. You should carefully read the detailed description of the risks associated with the merger and the combined company’s operations described under the heading “Risk Factors,” beginning on page 26.

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Allis-Chalmers: Allis-Chalmers stockholders are being asked to approve the issuance of shares of Allis-Chalmers common stock, which will be issued to Bronco stockholders under the merger agreement.

Bronco: Bronco stockholders are being asked to adopt the merger agreement.

Q:	When and where will the Allis-Chalmers Meeting take place?

A:	The Allis-Chalmers Meeting will be held on , 2008 at 9:00 a.m., Central Time, at the , Houston, Texas .

Q:	When and where will the Bronco Meeting take place?

A:	The Bronco Meeting will be held on , 2008 at 9:00 a.m., Central Time, at the , , Oklahoma .

Q:	Who can attend and vote at the stockholders meetings?

A:	Allis-Chalmers: All Allis-Chalmers stockholders of record as of the close of business on , 2008, the record date for the Allis-Chalmers Meeting, are entitled to receive notice of and to vote at the Allis-Chalmers Meeting.

Bronco: All Bronco stockholders of record as of the close of business on , 2008, the record date for the Bronco Meeting, are entitled to receive notice of and to vote at the Bronco Meeting.

Q:	How does the Allis-Chalmers board of directors recommend that Allis-Chalmers stockholders vote?

A:	The Allis-Chalmers board of directors recommends that Allis-Chalmers stockholders vote FOR the issuance of shares of Allis-Chalmers common stock to Bronco stockholders in the merger pursuant to the merger agreement. For a more complete description of the recommendation of the Allis-Chalmers board of directors, see “The Merger — Recommendation of the Allis-Chalmers Board of Directors and Its Reasons for the Merger,” beginning on page 54.

The Allis-Chalmers board of directors also recommends that Allis-Chalmers stockholders vote FOR any adjournments of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies.

Q:	How does the Bronco board of directors recommend that Bronco stockholders vote?

A:	The Bronco board of directors unanimously recommends that Bronco stockholders vote FOR the proposal to adopt the merger agreement. For a more complete description of the recommendation of the Bronco board of directors, see “The Merger — Recommendation of the Bronco Board of Directors and Its Reasons for the Merger,” beginning on page 56.

The Bronco board of directors also unanimously recommends that Bronco stockholders vote FOR any adjournments of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies.

Q:	What is the vote required to approve the proposals related to the merger?

A:	Allis-Chalmers: Under the rules of the NYSE, which are applicable to Allis-Chalmers, approval of the issuance of shares of Allis-Chalmers common stock to Bronco stockholders in the merger pursuant to the merger agreement requires the affirmative vote of the holders of a majority of the votes cast at a meeting at which a majority of the outstanding shares of Allis-Chalmers common stock as of the record date are present in person or by proxy. This stockholder vote is required under the rules of the NYSE because the aggregate number of shares of Allis-Chalmers common stock to be issued to Bronco stockholders in the merger will be equal to or exceed 20% of the total number of shares of Allis-Chalmers common stock outstanding immediately prior to the completion of the merger. If an Allis-Chalmers stockholder attends but fails to vote on the issuance of shares of Allis-Chalmers common stock to Bronco stockholders in the merger, or if an Allis-Chalmers stockholder abstains, the presence of the Allis-Chalmers stockholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of the issuance of shares of Allis-Chalmers common stock in the merger at the Allis-Chalmers Meeting.

Bronco: Under the General Corporation Law of the State of Delaware, which we refer to as the DGCL, and Nasdaq rules, which are applicable to Bronco, adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Bronco common stock entitled to vote as of the record date. Accordingly, if a Bronco stockholder fails to vote at the Bronco Meeting, fails to return a proxy or abstains, that will have the same effect as a vote against adoption of the merger agreement. Broker non-votes will also have the same effect as a vote against adoption of the merger agreement.

Q:	What other proposals are to be considered and voted upon at the Allis-Chalmers Meeting and the Bronco Meeting?

A:	Allis-Chalmers: Allis-Chalmers stockholders are being asked to consider and vote on a proposal to approve the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of Allis-Chalmers common stock to Bronco stockholders in the merger.

The Allis-Chalmers board of directors recommends that Allis-Chalmers stockholders vote FOR the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies. The proposal is described in the section “Proposals Being Submitted to a Vote of Allis-Chalmers Stockholders at the Allis-Chalmers Meeting,” beginning on page 114.

Bronco: Bronco stockholders are being asked to consider and vote on a proposal to approve the adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

The Bronco board of directors unanimously recommends that Bronco stockholders vote FOR the adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies. This proposal is described in the section “Proposals Being Submitted to a Vote of Bronco Stockholders at the Bronco Meeting,” beginning on page 115.

Q:	What is the vote required to approve a proposal to adjourn the special meeting?

A:	Allis-Chalmers: The affirmative vote of a majority of the votes cast at the Allis-Chalmers Meeting is required to approve any adjournment proposal.

If an Allis-Chalmers stockholder attends but fails to vote on the adjournment proposal discussed above, or if an Allis-Chalmers stockholder abstains, the presence of the Allis-Chalmers stockholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of a proposal to adjourn the Allis-Chalmers Meeting.

Bronco: The affirmative vote of a majority of the votes cast at the Bronco Meeting is required to approve any adjournment proposal.

If a Bronco stockholder attends but fails to vote on the adjournment proposal discussed above, or if a Bronco stockholder abstains, the presence of the Bronco stockholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of a proposal to adjourn the Bronco Meeting.

Q:	How do I vote my shares?

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible or, if you are a Bronco stockholder, submit your proxy by telephone or the Internet (if such method is made available to you in your proxy card) in accordance with the instructions provided under “The Bronco Meeting — Proxy Voting by Holders of Record,” beginning on page 38.

Please refer to your proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. Bronco’s Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

The method you use to submit a proxy will not limit your right to vote in person at the Allis-Chalmers Meeting or the Bronco Meeting if you later decide to attend one of the meetings. If your shares of Allis-Chalmers common stock or Bronco common stock are held in the name of a broker, bank or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote in person at the applicable stockholders meeting.

Q:	How will my shares be voted?

A:	Allis-Chalmers: All shares of Allis-Chalmers common stock entitled to vote and represented by properly completed proxies received prior to the Allis-Chalmers Meeting, and not revoked, will be voted at the Allis-Chalmers Meeting as instructed on the proxies. Except as indicated in the next “Q&A,” if you properly complete and sign your proxy card but do not indicate how your shares should be voted on a proposal, the shares of Allis-Chalmers common stock represented by your proxy will be voted as the Allis-Chalmers board of directors recommends and therefore will be voted FOR the issuance of additional shares of Allis-Chalmers common stock in the merger, and FOR the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies in favor of such proposal.

Bronco: All shares of Bronco common stock entitled to vote and represented by properly completed proxies received prior to the Bronco Meeting, and not revoked, will be voted at the Bronco Meeting as instructed on the proxies. Except as indicated in the next “Q&A,” if you properly complete and sign your proxy card but do not indicate how your shares of Bronco common stock should be voted on a proposal, the shares of Bronco common stock represented by your proxy will be voted as the Bronco board of directors recommends and therefore will be voted FOR the adoption of the merger agreement and FOR the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies in favor of such proposal.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me in connection with the merger and the issuance of shares in the merger?

A:	No. Your broker, bank or other nominee will NOT be able to vote your shares of Allis-Chalmers or Bronco common stock held in “street name” on the Allis-Chalmers proposal to approve the issuance of Allis-Chalmers common stock in the merger or the Bronco proposal to adopt the merger agreement, as applicable, unless you instruct your broker, bank or other nominee how to vote. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Allis-Chalmers or Bronco or by voting in person at your stockholders’ meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

If you are an Allis-Chalmers stockholder and you do not instruct your broker or other nominee on how to vote your shares:

• your broker, bank or other nominee may not vote your shares on the proposal to approve the issuance of shares of Allis-Chalmers common stock in the merger, and your vote will not be cast in favor of this proposal.

If you are a Bronco stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

• your broker, bank or other nominee may not vote your shares on the proposal to adopt the merger agreement, which will have the same effect as a vote AGAINST the adoption of the merger agreement.

You should therefore provide your broker, bank or other nominee with instructions as to how to vote your shares of Allis-Chalmers or Bronco common stock.

Q:	If I am a Bronco stockholder, should I send in my stock certificates with my proxy card?

A:	No. Please DO NOT send your Bronco stock certificates with your proxy card. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your Bronco common stock certificates for the merger consideration. If your shares of Bronco common stock are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the merger consideration.

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the Allis-Chalmers Meeting or the Bronco Meeting, as applicable. You can do this in any of the three following ways:

• by sending a written notice to the Secretary of Allis-Chalmers or Bronco, as applicable, in time to be received before the Allis-Chalmers Meeting or the Bronco Meeting, as applicable, stating that you would like to revoke your proxy;

• by completing, signing and dating a later proxy card or, if you are a Bronco stockholder, by submitting a later proxy by telephone or by the Internet (if such method is made available to you in your proxy card), in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

• if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by attending the applicable stockholders meeting and voting in person. Simply attending the Allis-Chalmers Meeting or the Bronco Meeting without voting will not revoke your proxy or change your vote.

If your shares of Allis-Chalmers common stock or Bronco common stock are held in an account at a broker, bank or other nominee and you desire to change your vote, you should contact your broker, bank or other nominee.

Q:	What should I do if I receive more than one set of voting materials for the Allis-Chalmers Meeting or the Bronco Meeting?

A:	You may receive more than one set of voting materials for the Allis-Chalmers Meeting or the Bronco Meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it or, if you are a Bronco stockholder, submit a proxy by mail or by telephone or the Internet, if such method is made available to you in your proxy card for each proxy card you receive, according to the instructions on it.

Q:	Can I submit my proxy by telephone or the Internet?

A:	Allis-Chalmers: No. Holders of record may not submit their proxies by telephone or by the Internet. See “The Allis-Chalmers Meeting — Proxy Voting by Holders of Record,” beginning on page 35.

Bronco: Yes. Holders of record may submit their proxies by telephone or by the Internet. See “The Bronco Meeting — Proxy Voting by Holders of Record,” beginning on page 38.

Q:	How will the solicitation of proxies be handled?

A:	Allis-Chalmers: Allis-Chalmers expects to solicit proxies primarily by mail. Allis-Chalmers and Bronco will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. Allis-Chalmers has retained Georgeson Inc. for a fee of $8,500, plus certain expenses, to assist in the solicitation of proxies and otherwise in connection with the Allis-Chalmers Meeting. Allis-Chalmers and Georgeson will also request brokers, banks and other nominees holding shares of Allis-Chalmers common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse holders for their reasonable expenses in so doing.

Allis-Chalmers’ stock transfer agent and registrar, American Stock Transfer & Trust Company, will also solicit proxies from holders of record of Allis-Chalmers common stock for a fee not in excess of its usual fee for serving as Allis-Chalmers’ stock transfer agent and registrar. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Allis-Chalmers. No additional compensation will be paid to Allis-Chalmers’ directors, officers or employees for their solicitation efforts.

Bronco: Bronco expects to solicit proxies primarily by mail, but its directors, officers and employees may also solicit proxies by personal interview, telephone or similar means. No additional compensation will be paid to Bronco’s directors, officers or employees for their solicitation efforts. Bronco and Allis-Chalmers will each pay one-half of the expenses incurred in connection with printing and mailing of this joint proxy statement/prospectus. Bronco has retained Georgeson Inc. for a fee of $10,500 (subject to adjustment in certain circumstances), plus reasonable out-of-pocket expenses, to assist in the solicitation of proxies and otherwise in connection with the Bronco Meeting. Bronco and Georgeson will also request brokers, banks and other nominees holding shares of Bronco common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse holders for their reasonable expenses in so doing.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact the information agent, which is assisting us in the solicitation of proxies, as follows:

Georgeson Inc.
199 Water Street
26th Floor
New York, NY 10038

Banks, brokers and other nominees call 212-440-9800
Allis-Chalmers stockholders call toll-free 1-866-577-4988
Bronco stockholders call toll-free 1-877-668-1647

SUMMARY

Important information and risks regarding the merger:  This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the other proposals being considered at the Allis-Chalmers Meeting and Bronco Meeting, you should read this entire joint proxy statement/prospectus carefully, including the Risk Factors beginning on page 26 and the initial merger agreement and the first amendment thereto, attached as Annexes A-1 and A-2, respectively. In addition, you are encouraged to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information and risks about Allis-Chalmers and Bronco. Unless otherwise indicated, references to the “merger agreement” mean the Agreement and Plan of Merger, dated as of January 23, 2008, as amended by the First Amendment thereto, dated as of June 1, 2008. References to the “initial merger agreement” mean the Agreement and Plan of Merger, dated as of January 23, 2008, prior to the adoption of the First Amendment thereto. References to “Merger Sub” mean, prior to its conversion to a limited liability company, Elway Merger Sub, Inc., and subsequent to such conversion, Elway Merger Sub, LLC.

The Companies

Allis-Chalmers Energy Inc.  Allis-Chalmers provides services and equipment to oil and natural gas exploration and production companies throughout the United States including Texas, Louisiana, New Mexico, Colorado, Oklahoma, Mississippi, Wyoming, Arkansas and West Virginia, offshore in the Gulf of Mexico, and internationally primarily in Argentina and Mexico. Allis-Chalmers operates in three sectors of the oil and natural gas service industry: Oilfield Services, Drilling and Completion and Rental Services. Allis-Chalmers’ central operating strategy is to provide high-quality, technologically advanced services and equipment. As a result of Allis-Chalmers’ commitment to customer service, it has developed strong relationships with many of the leading oil and natural gas companies, including both independents and majors.

Allis-Chalmers’ growth strategy is focused on identifying and pursuing opportunities in markets Allis-Chalmers believes are growing faster than the overall oilfield services industry and in which Allis-Chalmers believes it can capitalize on its competitive strengths. Over the past several years, Allis-Chalmers has significantly expanded the geographic scope of its operations, both domestically and internationally, and the range of services it provides through strategic acquisitions and organic growth. Since the beginning of 2004, Allis-Chalmers has invested approximately $214.9 million in capital expenditures. Its organic growth has primarily been achieved through expanding its geographic scope, acquiring new and technologically advanced equipment, hiring personnel to service new regions and cross-selling its products and services from existing operating locations. Since 2001, Allis-Chalmers has completed 23 acquisitions, including six in 2005, five in 2006 and four in 2007.

Allis-Chalmers common stock is traded on the NYSE under the symbol “ALY.” Allis-Chalmers’ principal executive offices are located at 5075 Westheimer, Suite 890, Houston, Texas 77056, and its telephone number is (713) 369-0550.

Bronco Drilling Company, Inc.  Bronco provides contract land drilling and workover services to oil and natural gas exploration and production companies. As of June 2, 2008, Bronco owned a fleet of 56 land drilling rigs, of which 45 were marketed and 11 were held in inventory, and a fleet of 59 workover rigs, of which 56 were operating and three were in the process of being manufactured. In addition, Bronco owns a fleet of 70 trucks used to transport its rigs. Bronco also holds a 25% equity interest in Challenger Limited, an international provider of contract land drilling and workover services to oil and natural gas companies with its principal operations in Libya.

Bronco commenced operations in 2001 with the purchase of one stacked 650-horsepower drilling rig that Bronco refurbished and deployed. Bronco subsequently made selective acquisitions of both operational and inventoried drilling rigs, as well as ancillary equipment. Bronco’s management team has significant experience not only with acquiring rigs, but also with refurbishing and deploying inventoried rigs. Bronco successfully refurbished and brought into operation 25 inventoried drilling rigs during the period from November 2003 through December 2007. Upon completion of refurbishment, the rigs either met or exceeded their operating expectations. In addition, Bronco has a 41,000 square foot machine shop in Oklahoma City, which allows it to refurbish and repair its rigs and equipment in-house. This facility, which complements Bronco’s four rig refurbishment yards, significantly reduces its reliance on outside machine shops and the attendant risk of third-party delays in its rig refurbishment program.

As of June 2, 2008, Bronco was operating its drilling rigs in Oklahoma, Texas, Colorado, North Dakota, Utah and Louisiana. Bronco’s workover rigs are currently operating in Oklahoma, Texas, Kansas, Colorado, Arkansas and New Mexico.

A majority of the wells Bronco has drilled for its customers have been drilled in search of natural gas reserves. Natural gas is often found in deep and complex geologic formations that generally require higher horsepower, premium rigs and experienced crews to reach targeted depths. Bronco’s fleet of 56 land drilling rigs includes 36 rigs ranging from 950 to 2,500 horsepower. Accordingly, such rigs can, or in the case of inventoried rigs upon refurbishment will be able to, reach the depths required to explore for deep natural gas reserves. Bronco’s higher horsepower land drilling rigs can also drill horizontal wells, which are increasing as a percentage of total wells drilled in North America. Bronco believes that its premium rig fleet, rig inventory and experienced crew position it to benefit from the natural gas drilling activity in its core operating areas.

Bronco common stock is traded on Nasdaq under the symbol “BRNC.” Bronco’s principal executive offices are located at 16217 North May Avenue, Edmond, Oklahoma 73013, and its telephone number is (405) 242-4444.

Merger Sub.  Elway Merger Sub, Inc. is a direct, wholly-owned subsidiary of Allis-Chalmers and is a corporation formed under the laws of the State of Delaware. Elway Merger Sub, Inc. was formed on January 22, 2008 solely for the purpose of effecting the merger. Elway Merger Sub, Inc. has not conducted any business operations other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement. Prior to the closing of the merger, Elway Merger Sub, Inc. will convert into a Delaware limited liability company named Elway Merger Sub, LLC. At the effective time of the merger, Elway Merger Sub, LLC will change its name to Bronco Drilling Company LLC.

The principal executive offices of Merger Sub are located at 5075 Westheimer, Suite 890, Houston, Texas 77056, and its telephone number is (713) 369-0550.

The Merger (see page 40)

Allis-Chalmers and Bronco have agreed to combine their businesses pursuant to the merger agreement described in this joint proxy statement/prospectus, subject to the requisite stockholder approvals and other conditions. Under the terms of the merger agreement, Bronco will merge with and into Merger Sub, with Merger Sub surviving the merger and changing its name to Bronco Drilling Company LLC. The initial merger agreement and the first amendment to the initial merger agreement are attached as Annexes A-1 and A-2, respectively, to this joint proxy statement/prospectus and are incorporated by reference herein. Allis-Chalmers and Bronco encourage you to read the initial merger agreement and the first amendment thereto in their entirety because together they are the legal document that governs the merger.

Risk Factors (see page 26)

There are risks associated with the merger and the operations of Allis-Chalmers after the merger. These risks are more fully described in “Risk Factors,” beginning on page 26.

Risk Factors Relating to the Merger

Among the risk factors relating to the merger are the following:

•	any delay in completing the merger may reduce the benefits expected to be obtained from the merger;

•	the failure to complete the merger could negatively affect the stock price and the future business and financial results of Allis-Chalmers and Bronco;

•	the rights of Bronco stockholders who become stockholders of Allis-Chalmers in the merger will be governed by Allis-Chalmers’ certificate of incorporation and bylaws, which are different in some respects from the Bronco certificate of incorporation and bylaws; and

•	the directors and executive officers of Bronco have personal interests that may motivate them to support or approve the merger.

Risk Factors Relating to Allis-Chalmers Following the Merger

Among the risk factors relating to Allis-Chalmers after the merger are the following:

•	Allis-Chalmers may experience difficulties in integrating Bronco’s businesses, which could cause the combined company to fail to realize many of the anticipated potential benefits of the merger;

•	Allis-Chalmers will incur significant debt to fund the merger; and

•	the impact of purchase accounting could adversely affect Allis-Chalmers’ earnings.

Merger Consideration (see page 88)

At the effective time of the merger, each outstanding share of Bronco common stock (other than shares held by Bronco stockholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Delaware law and shares held by Allis-Chalmers, Merger Sub or Bronco or by any subsidiary of Bronco or Allis-Chalmers) will be converted into the right to receive merger consideration comprised of (1) an amount in cash, calculated to the nearest $0.01, resulting from dividing $200.0 million by the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time of the merger and (2) a number of shares of Allis-Chalmers common stock equal to the exchange ratio. The exchange ratio will be the fraction, expressed as a decimal and calculated to the nearest one-ten thousandth, the numerator of which is 16,846,500, and the denominator of which is the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time of the merger (subject to certain exceptions). Based on the closing price of Allis-Chalmers common stock on June  , 2008 and the number of shares of Bronco common stock outstanding as of that date, the merger consideration would be valued at $     per share of Bronco common stock, consisting of $7.46 in cash and Allis-Chalmers common stock valued at $     .

At the time the Bronco stockholders grant their proxies or vote at their stockholder meeting, they will not know the actual value of the merger consideration they will receive in the merger. Interested stockholders may call 1-877-    -      for the value of merger consideration per share of Bronco common stock calculated as of the latest practicable date. We expect the merger to close on the first business day following receipt of the requisite Allis-Chalmers and Bronco stockholder approvals. Neither company may terminate the merger agreement due solely to a change in the price of Allis-Chalmers common stock.

Financing of the Merger (see page 107)

In order to finance the cash component of the merger consideration, the repayment of outstanding Bronco debt and transaction expenses, and to raise cash for working capital and general corporate purposes, Allis-Chalmers expects to incur incremental indebtedness of up to $350.0 million from either (1) a permanent debt financing of up to $350.0 million, or (2) if the permanent debt financing cannot be consummated prior to or concurrently with the closing of the merger, the draw down under a senior unsecured bridge facility in an aggregate principal amount of up to $350.0 million to be arranged by RBC and GSCP, acting as joint lead arrangers and joint bookrunners, with Royal Bank acting as the administrative agent. Under the commitment letter, dated June 1, 2008, and subject to the terms and conditions set forth in the commitment letter, Royal Bank and GSCP each committed to provide 50% of the loans under a $350.0 million senior unsecured bridge facility to Allis-Chalmers or one of its wholly-owned subsidiaries reasonably satisfactory to Royal Bank and GSCP. The commitments will terminate on July 31, 2008, if the bridge facility has not been drawn by such date and the merger is not consummated by such date. The commitments may also terminate prior to July 31,

2008, if the merger is abandoned, a material condition to the merger is not satisfied or Allis-Chalmers breaches its obligations under the commitment letter. See “Financing of the Merger,” beginning on page 107.

Treatment of Bronco Equity Awards (see page 90)

The treatment of stock options and restricted share awards outstanding under the Bronco stock plans is discussed under the heading “The Merger Agreement — Treatment of Bronco Equity Awards” beginning on page 90.

Recommendation of the Allis-Chalmers Board of Directors and Its Reasons for the Merger (see page 54)

The Allis-Chalmers board of directors (1) has determined that the merger is advisable and in the best interests of Allis-Chalmers and its stockholders, (2) has approved the merger and the merger agreement, (3) has directed that the issuance of shares of Allis-Chalmers common stock in the merger be submitted to the stockholders of Allis-Chalmers for approval at a special meeting of Allis-Chalmers’ stockholders and (4) recommends that the stockholders of Allis-Chalmers approve the issuance of shares of Allis-Chalmers common stock in the merger. No stockholder vote is required for Merger Sub to adopt the merger agreement and consummate the transactions contemplated by the merger agreement, other than the vote of Allis-Chalmers acting as the sole stockholder, or subsequent to the conversion of Merger Sub to a limited liability company, the sole member, of Merger Sub.

The Allis-Chalmers board of directors recommends that Allis-Chalmers stockholders vote FOR the issuance of shares of Allis-Chalmers common stock to Bronco stockholders in the merger and FOR the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies.

Recommendation of the Bronco Board of Directors and Its Reasons for the Merger (see page 56)

The Bronco board of directors unanimously (1) has determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Bronco and its stockholders, (2) has approved the merger agreement, the merger and the other transactions contemplated thereby, (3) has directed that the merger agreement be submitted for adoption by the stockholders of Bronco at a special meeting of Bronco’s stockholders and (4) recommends that the stockholders of Bronco adopt the merger agreement.

The Bronco board of directors unanimously recommends that Bronco stockholders vote FOR the adoption of the merger agreement and FOR the adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies.

Stockholders Entitled to Vote; Vote Required for Approval (see pages 34 and 37)

Allis-Chalmers

Record date:  Allis-Chalmers stockholders can vote at the Allis-Chalmers Meeting if they owned shares of Allis-Chalmers common stock at the close of business on          , 2008, which is referred to as the Allis-Chalmers record date. On the Allis-Chalmers record date, there were           shares of Allis-Chalmers common stock outstanding and entitled to vote at the Allis-Chalmers Meeting, held by approximately           stockholders of record. Allis-Chalmers stockholders may cast one vote for each share of Allis-Chalmers common stock that they owned on the Allis-Chalmers record date.

Vote required:  The affirmative vote of the holders of a majority of the votes cast by Allis-Chalmers stockholders entitled to vote at the Allis-Chalmers Meeting, at which a quorum is present, is required to approve the issuance of shares of Allis-Chalmers common stock in the merger and to approve any adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of the issuance of shares of Allis-Chalmers common stock in the merger or any adjournment at the Allis-Chalmers Meeting.

Quorum required:  For purposes of conducting the Allis-Chalmers Meeting, the presence in person or by proxy of holders of at least a majority of the shares of Allis-Chalmers common stock issued and outstanding and entitled to vote at the Allis-Chalmers Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Allis-Chalmers Meeting.

Your vote is very important.  You are encouraged to vote as soon as possible. If you do not indicate how your shares of Allis-Chalmers common stock should be voted, the shares of Allis-Chalmers common stock represented by your properly completed proxy will be voted as the Allis-Chalmers board of directors recommends and therefore FOR the issuance of additional shares of Allis-Chalmers common stock in the merger and FOR the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies. However, if your shares are held in “street name” and you do not instruct your broker or other nominee on how to vote your Allis-Chalmers shares, your shares will not be voted.

Bronco

Record date:  Bronco stockholders can vote at the Bronco Meeting if they owned shares of Bronco common stock at the close of business on          , 2008, which is referred to as the Bronco record date. On the Bronco record date, there were           shares of Bronco common stock outstanding and entitled to vote at the Bronco Meeting, held by approximately           stockholders of record. Bronco stockholders may cast one vote for each share of Bronco common stock that they owned on the Bronco record date.

Vote required:  The holders of a majority of the outstanding shares of Bronco common stock entitled to vote must vote in favor of the adoption of the merger agreement for it to be approved. Therefore, your failure to vote, your failure to instruct your broker to vote your shares or your abstaining from voting will have the same effect as a vote against the merger. The approval of an adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies will require the affirmative vote of the holders of a majority of the votes cast at the Bronco Meeting, without regard to broker non-votes or abstentions.

Quorum required:  For purposes of conducting the Bronco Meeting, the presence in person or by proxy of holders of at least a majority of the shares of Bronco common stock issued and outstanding and entitled to vote at the Bronco Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Bronco Meeting.

Your vote is very important.  You are encouraged to vote as soon as possible. If you do not indicate how your shares of Bronco common stock should be voted, the shares of Bronco common stock represented by your properly completed proxy will be voted as the Bronco board of directors recommends and therefore FOR the adoption of the merger agreement and FOR the adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies. However, if your shares are held in “street name” and you do not instruct your broker or other nominee on how to vote your Bronco shares, your shares will not be voted.

Opinions of Financial Advisers (see pages 58 and 70)

Opinion of Allis-Chalmers’ Financial Adviser

In connection with the evaluation of the proposed merger by the Allis-Chalmers board of directors, Allis-Chalmers’ financial adviser, RBC, rendered a written opinion to the Allis-Chalmers board of directors on June 1, 2008 that, as of such date and subject to the assumptions, qualifications and limitations set forth in its opinion, the merger consideration per share of Bronco common stock (defined in RBC’s opinion as the amount of cash, without interest, to be determined by the formula specified in the amended merger agreement, and the number of fully paid and nonassessable shares of Allis-Chalmers common stock equal to the exchange ratio specified in the amended merger agreement, to be received by Bronco stockholders for each of their shares) was fair, from a financial point of view, to Allis-Chalmers. RBC’s opinion was approved by RBC’s M&A Fairness Opinion Committee. The full text of RBC’s written opinion, dated June 1, 2008, is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. RBC’s opinion was addressed to, and provided for the information and assistance of, the Allis-Chalmers board of directors and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the merger.

Opinion of Bronco’s Financial Adviser

In connection with the merger, Bronco’s financial adviser, Johnson Rice & Company L.L.C., which we refer to as Johnson Rice, delivered a written opinion dated June 1, 2008 to the Bronco board of directors to the effect that as of the date of its opinion, the consideration to be received by the holders of Bronco common stock in the merger (other than Allis-Chalmers, Merger Sub and their respective subsidiaries and affiliates) was fair, from a financial point of view, to such holders. Johnson Rice’s opinion was approved by Johnson Rice’s Fairness Opinion Committee. The full text of Johnson Rice’s written opinion, dated June 1, 2008, is attached to this joint proxy statement/prospectus as Annex C. Holders of Bronco common stock are encouraged to read the opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken. Johnson Rice’s opinion was provided to the Bronco board of directors in connection with its evaluation of the consideration to be paid by Allis-Chalmers to the holders of Bronco common stock in the merger, does not address any other aspect of the proposed merger and does not constitute a recommendation to any holder of shares of Bronco common stock as to how the stockholder should vote or act on any matter relating to the merger.

Ownership of Allis-Chalmers After the Merger

Allis-Chalmers will issue 16,846,500 shares of Allis-Chalmers common stock to Bronco stockholders in the merger, representing approximately 32% of the outstanding shares of Allis-Chalmers common stock after the merger on a fully diluted basis. Consequently, Allis-Chalmers stockholders, as a general matter, will have less influence over the management and policies of Allis-Chalmers than they currently exercise over the management and policies of Allis-Chalmers.

Share Ownership of Directors and Executive Officers of Allis-Chalmers

As of the record date, the directors and executive officers of Allis-Chalmers and their affiliates beneficially owned and were entitled to vote approximately           shares of Allis-Chalmers common stock, collectively representing approximately     % of the shares of Allis-Chalmers common stock outstanding and entitled to vote on that date.

Share Ownership of Directors and Executive Officers of Bronco

As of the record date, the directors and executive officers of Bronco and their affiliates beneficially owned and were entitled to vote approximately           shares of Bronco common stock, collectively representing approximately     % of the shares of Bronco common stock outstanding and entitled to vote on that date.

Voting Agreements (see page 99)

Bronco

Bronco’s executive officers and directors who in the aggregate hold           shares of Bronco common stock, or     % of the outstanding common stock eligible to vote, have agreed to vote their shares in favor of the proposal to adopt the merger agreement at the Bronco Meeting.

Allis-Chalmers

Allis-Chalmers’ executive officers and directors who in the aggregate hold           shares of Allis-Chalmers common stock, or     % of the outstanding common stock eligible to vote, have agreed to vote their shares in favor of the proposal to issue shares of Allis-Chalmers common stock in the merger at the Allis-Chalmers Meeting.

Interests of Directors and Executive Officers of Bronco in the Merger (see page 77)

In considering the recommendation of the Bronco board of directors with respect to the merger agreement, Bronco stockholders should be aware that certain members of the Bronco board of directors and certain of Bronco’s executive officers have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of Bronco stockholders generally. These interests may include, among other things, the following:

•	change of control severance payments for Bronco’s executive officers at the effective time of the merger;

•	the accelerated vesting of, and payment of the merger consideration with respect to, shares of Bronco restricted stock held by Bronco’s executive officers and certain directors;

•	arrangements that all current and former Bronco directors and officers will be indemnified by Allis-Chalmers with respect to acts or omissions by them in their capacities as directors and officers of Bronco prior to the effective time of the merger; and

•	the expected employment of one or more executive officers of Bronco by Allis-Chalmers after the merger, although no agreement with any executive officer of Bronco regarding future employment has been discussed.

The Bronco board of directors was aware of these interests and considered them, among other matters, in making its recommendation. See “The Merger — Recommendation of the Bronco Board of Directors and Its Reasons for the Merger,” beginning on page 56.

Listing of Allis-Chalmers Common Stock; Delisting and Deregistration of Bronco Common Stock (see page 84)

Allis-Chalmers will use its reasonable best efforts to cause the shares of Allis-Chalmers common stock to be issued in the merger pursuant to the merger agreement to be approved for listing on the NYSE, subject to official notice of issuance, at the effective time of the merger. Under the merger agreement, Bronco is required to cooperate with Allis-Chalmers with respect to such listing to facilitate obtaining such approval as soon as practicable. Approval of the listing on the NYSE of the shares of Allis-Chalmers common stock to be issued in the merger pursuant to the merger agreement is a condition to each party’s obligation to complete the merger. If the merger is completed, the Bronco common stock will be delisted from Nasdaq and deregistered under the Exchange Act.

Appraisal Rights in the Merger (see page 103)

Bronco stockholders who wish to seek appraisal of their shares are urged to seek the advice of counsel with respect to the availability of appraisal rights.

Shares of Bronco common stock outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of the adoption of the merger agreement and who has delivered a written demand for appraisal of his/her or its shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration. The holder will instead be entitled to seek an appraisal of his/her or its shares under the DGCL unless and until the dissenting holder fails to perfect or withdraws or otherwise loses his/her or its right to appraisal and payment under the DGCL. If, after the effective time of the merger, a dissenting stockholder fails to perfect or withdraws or otherwise loses his/her or its right to appraisal, his/her or its shares of Bronco common stock will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration. The full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex D.

Conditions to the Completion of the Merger (see page 91)

A number of conditions must be satisfied or waived, where legally permissible, before the proposed merger can be consummated. These include, among others:

•	the approval by the Allis-Chalmers stockholders of the issuance of the shares of Allis-Chalmers common stock to be issued in the merger;

•	the adoption of the merger agreement by the Bronco stockholders;

•	the expiration or termination of the waiting period under the Hart-Scott-Rodino Act (early termination of the waiting period was granted on March 10, 2008);

•	the receipt by each of Allis-Chalmers and Bronco from its legal counsel of a legal opinion to the effect that for federal income tax purposes, (i) the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Allis-Chalmers and Bronco will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	obtaining all other consents, approvals, permits and authorizations required to be obtained from any governmental authority to consummate the merger;

•	the absence of any action taken by any governmental entity that restrains or otherwise prohibits the consummation of the merger or imposes any material restrictions on the parties with respect to the merger;

•	subject to certain exceptions, the accuracy of Allis-Chalmers’ and Bronco’s respective representations and warranties contained in the merger agreement;

•	the absence of any event or circumstance that constitutes a material adverse effect with respect to either Allis-Chalmers or Bronco;

•	the effectiveness of a registration statement relating to the shares of Allis-Chalmers common stock to be issued in the merger; and

•	the approval of the shares of Allis-Chalmers common stock to be issued in the merger for listing on the NYSE.

Neither Allis-Chalmers nor Bronco can assure you when or if all or any of the conditions to the merger will be either satisfied or waived or whether the merger will occur as intended.

Regulatory Approvals Required for the Merger (see page 82)

The merger is subject to review under the Hart-Scott-Rodino Act. Early termination of the waiting period under such act was granted on March 10, 2008.

Litigation Relating to the Merger (see page 83)

Following the joint announcement of the initial merger agreement on January 24, 2008, three separate complaints were filed on behalf of Bronco stockholders against Bronco, the Bronco board of directors and Allis-Chalmers (and in the case of the action filed in Delaware, Merger Sub) seeking class action status. Two complaints were filed in Oklahoma in the District Court of Oklahoma County, the first on January 29, 2008, which we refer to as the Boothe action, and the second on February 28, 2008, which we refer to as the Goff action. The third complaint was filed in the Delaware Court of Chancery on January 29, 2008, which we refer to as the Delaware action. Allis-Chalmers and Bronco filed motions to dismiss the Boothe action. In response to these motions, the parties to the Boothe action agreed to extend the time for the plaintiff to amend his complaint, and for the defendants to amend or withdraw their motions to dismiss, or file answers to the amended complaint. On April 9, 2008, the Boothe action and the Goff action were consolidated into a single action, which we refer to as the Oklahoma action. The defendants named in the Oklahoma action are Bronco, the Bronco board of directors and Allis-Chalmers. On April 17, 2008, the plaintiffs in the Oklahoma action filed a consolidated amended complaint. Allis-Chalmers filed a motion to dismiss the amended complaint on May 14, 2008, and Bronco and the Bronco board of directors filed a motion to dismiss the amended complaint on May 19, 2008. In response to these motions, the parties to the Oklahoma action agreed to extend the time for the plaintiffs to respond to the defendants’ motions to dismiss. Under the agreement, the plaintiffs must respond by July 7, 2008. In the Delaware action, the plaintiff filed an amended complaint on April 23, 2008. The parties to the Delaware action agreed to extend the time for the defendants to respond to the plaintiff’s amended complaint. Under the agreement, the defendants must respond by June 23, 2008. All stockholders of Allis-Chalmers and Bronco are encouraged to read the complaints in their entirety to apprise themselves of the plaintiffs’ allegations, which the plaintiffs purport to make on behalf of themselves and Bronco’s other stockholders.

Allis-Chalmers, Bronco, the Bronco board of directors and Merger Sub deny the substantive allegations in the two complaints, believe the claims asserted are baseless and intend to vigorously defend these actions.

No Solicitation of Alternative Transactions (see page 98)

Under the merger agreement, Bronco is not permitted to solicit, initiate, encourage or facilitate any inquiries regarding any other acquisition proposal or enter into discussions concerning or provide information in connection with any other acquisition proposal.

Notwithstanding the foregoing, before receipt of the requisite approval by its stockholders, Bronco may engage in negotiations with a third party making an unsolicited, bona fide, written acquisition proposal, provided that:

•	the board of directors of Bronco, acting in good faith, has determined that the acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal and that the conditions of such proposal are all reasonably capable of being satisfied in a timely manner; and

•	Bronco has complied with the terms of the merger agreement relating to superior proposals.

In addition, before receipt of the requisite approval by its stockholders, the board of directors of Bronco may withdraw its recommendation or declaration of advisability of the merger agreement if the board of directors determines in good faith that a failure to change its recommendation is reasonably likely to be inconsistent with its fiduciary duties to the Bronco stockholders, subject to payment of the termination fees set forth in the merger agreement.

Termination of the Merger Agreement (see page 99)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by mutual written consent of Allis-Chalmers and Bronco. Either party (except as otherwise indicated) will also have the right to terminate the merger agreement upon the occurrence of any of the following:

•	the failure to consummate the merger by October 31, 2008, unless extended pursuant to the merger agreement, provided that a party may not terminate upon occurrence of this event if that party’s breach of a representation or warranty or such party’s failure to fulfill its obligations under the merger agreement has been the principal cause or resulted in the merger not occurring before October 31, 2008, unless extended pursuant to the merger agreement;

•	the failure to obtain the necessary Bronco or Allis-Chalmers stockholder approvals;

•	any governmental authority has issued an order, decree or ruling or taken any other action permanently prohibiting the consummation of the merger or making the merger illegal and such order, decree or ruling or other action will have become final and nonappealable;

•	a material breach of the other party’s representations, warranties or covenants that gives rise to a failure of certain conditions to closing or would otherwise materially impair or delay or otherwise have a material adverse effect on the non-breaching party’s ability to consummate the transactions contemplated by the merger agreement (subject to a 20-day cure period, if the breach is capable of being cured);

•	by Allis-Chalmers upon the occurrence of a material breach or failure to perform by Bronco of any of its covenants or agreements contained in the merger agreement as described under “The Merger

Agreement — Covenants — No Solicitation of Alternative Transactions,” or a change by the board of directors of Bronco of its recommendation with respect to the merger or upon the Bronco board of directors’ resolution to make an adverse recommendation change; or

•	by Bronco, if Bronco receives an acquisition proposal that the Bronco board of directors determines in good faith is a superior proposal, provided that, prior to termination, Bronco provides Allis-Chalmers with written notice of its intention to accept the superior proposal and a four business day period for Allis-Chalmers to make a counterproposal and Bronco pays a $10 million termination fee.

See “The Merger Agreement — Termination of the Merger Agreement and Termination Fees,” beginning on page 99.

Termination Fees and Expenses (see page 101)

Under the merger agreement, Bronco may be required to pay Allis-Chalmers a termination fee of $10 million if the merger agreement is terminated under specified circumstances. Either party may be required to pay the other party’s actual expenses relating to the merger up to a maximum amount of $5 million if the merger agreement is terminated under specified circumstances. See “The Merger Agreement — Termination of the Merger Agreement and Termination Fees,” beginning on page 99.

Material U.S. Federal Income Tax Consequences (see page 85)

Allis-Chalmers and Bronco anticipate that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, a U.S. holder of Bronco common stock who, pursuant to the merger, exchanges shares of Bronco common stock for a combination of Allis-Chalmers common stock and cash (other than cash received in lieu of a fractional share) will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the excess, if any, of the sum of the amount of cash and the fair market value of the Allis-Chalmers common stock received, over the adjusted tax basis of the Bronco common stock surrendered in exchange therefore, and (2) the amount of cash received by the holder.

Please refer to “Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 85 of this joint proxy statement/prospectus, for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You are urged to consult your tax adviser for a full understanding of the tax consequences of the merger to you.

Accounting Treatment (see page 83)

Allis-Chalmers prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which is referred to as GAAP. The merger will be accounted for using the purchase method of accounting. As discussed under “The Merger — Accounting Treatment,” on page 83, based upon the terms of the merger and other factors, such as the size of Allis-Chalmers, the payment of the merger consideration (including issuance of Allis-Chalmers stock to Bronco stockholders at a premium of the fair market value of Bronco stock on the date preceding the announcement of the amendment to the initial merger agreement) by Allis-Chalmers, and the composition of the combined company’s board of directors and senior management, Allis-Chalmers is considered to be the acquirer of Bronco for accounting purposes. Therefore, Allis-Chalmers will allocate the purchase price to Bronco’s assets and liabilities at the acquisition date based on the estimated relative fair value of the assets acquired and liabilities assumed, with the excess purchase price to be recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Payment of Dividends (see page 109)

Allis-Chalmers:  Allis-Chalmers has not paid any cash dividends on its common stock within the last ten years, and does not intend to declare or pay regular dividends on its common stock in the foreseeable future. Instead, Allis-Chalmers generally intends to invest any future earnings in Allis-Chalmers’ business. Subject to

Delaware law, the Allis-Chalmers board of directors will determine the payment of future dividends on Allis-Chalmers common stock, if any, and the amount of any dividends based on factors the board of directors deems relevant, including any applicable contractual restrictions limiting Allis-Chalmers’ ability to pay dividends, Allis-Chalmers’ earnings and cash flows, Allis-Chalmers’ capital requirements and Allis-Chalmers’ financial condition. Allis-Chalmers’ senior credit agreement restricts, and the new facility expected to be entered into in connection with the merger will also restrict, Allis-Chalmers’ ability to pay dividends or other distributions on its equity securities.

Bronco:  No cash dividends have ever been paid on shares of Bronco common stock. The merger agreement generally provides that Bronco may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement.

Comparison of Rights of Allis-Chalmers and Bronco Stockholders (see page 111)

Allis-Chalmers and Bronco are incorporated under the laws of the State of Delaware. Accordingly, the rights of the stockholders of Allis-Chalmers and Bronco are currently, and will continue to be, governed by the DGCL. If the merger is completed, Bronco stockholders will become stockholders of Allis-Chalmers, and their rights will be governed by the DGCL, the certificate of incorporation of Allis-Chalmers and the bylaws of Allis-Chalmers. The rights of Allis-Chalmers stockholders contained in the certificate of incorporation and bylaws of Allis-Chalmers differ from the rights of Bronco stockholders under the certificate of incorporation and bylaws of Bronco, as more fully described under the section entitled “Comparison of Rights of Allis-Chalmers and Bronco Stockholders,” beginning on page 111 of this joint proxy statement/prospectus.

SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION OF ALLIS-CHALMERS

The following table presents summary historical consolidated financial data for Allis-Chalmers as of December 31, 2007, 2006 and 2005, for the years ended December 31, 2007, 2006 and 2005, as of March 31, 2008 and for the three months ended March 31, 2008 and 2007. The summary historical consolidated financial data as of and for the years ended December 31, 2007, 2006 and 2005 are derived from Allis-Chalmers’ audited financial statements that are not included in this joint proxy statement/prospectus. The summary historical consolidated financial data as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 are derived from Allis-Chalmers’ unaudited consolidated financial statements that are not included in this joint proxy statement/prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for these periods. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year.

You should read the following data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements set forth in Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and Annual Report on Form 10-K for the year ended December 31, 2007, where there is additional disclosure regarding the information in the following table. See also the pro forma information set forth elsewhere in this joint proxy statement/prospectus regarding the proposed merger with Bronco. Allis-Chalmers’ historical results are not necessarily indicative of results to be expected in future periods.

	Three Months
	Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$153,182	$135,900	$570,967	$310,964	$108,022
Income from operations	$23,582	$31,470	$124,782	$67,730	$13,518
Net income	$8,050	$12,165	$50,440	$35,626	$7,175
Net income per common share:
Basic	$0.23	$0.38	$1.48	$1.73	$0.48
Diluted	$0.23	$0.37	$1.45	$1.66	$0.44
Weighted average number of common shares outstanding:
Basic	34,837	32,330	34,158	20,548	14,832
Diluted	35,173	33,011	34,701	21,410	16,238

	As of	As of December 31,
	March 31, 2008	2007	2006	2005
	(In thousands, except per share data)

Consolidated Balance Sheet Data:
Total assets	$1,099,564	$1,053,585	$908,326	$137,355
Long-term debt classified as:
Current	$6,232	$6,434	$6,999	$5,632
Long-term	$539,852	$508,300	$561,446	$54,937
Stockholders’ equity	$425,052	$414,329	$253,933	$60,875
Book value per share	$12.10	$11.80	$8.99	$3.61

SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION OF BRONCO

The following table presents Bronco’s summary historical consolidated financial data as of December 31, 2007, 2006 and 2005, for the years ended December 31, 2007, 2006 and 2005, as of March 31, 2008 and for the three months ended March 31, 2008 and 2007. The summary historical consolidated financial data as of and for the years ended December 31, 2007, 2006 and 2005 are derived from Bronco’s audited financial statements that are not included in this joint proxy statement/prospectus. The summary historical consolidated financial data as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 are derived from Bronco’s unaudited consolidated financial statements that are not included in this joint proxy statement/prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for these periods. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year.

You should read the following data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements set forth in Bronco’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and Annual Report on Form 10-K for the year ended December 31, 2007, where there is additional disclosure regarding the information in the following table. See also the pro forma information set forth elsewhere in this joint proxy statement/prospectus regarding the proposed merger with Allis-Chalmers. Bronco’s historical results are not necessarily indicative of results to be expected in future periods.

	Three Months
	Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$67,003	$78,904	$298,952	$285,828	$77,885
Income from operations	$11,206	$19,564	$63,925	$100,177	$14,652
Net income	$8,148	$11,386	$37,592	$59,833	$5,131
Net income per common share:
Basic	$0.31	$0.44	$1.45	$2.43	$0.32
Diluted	$0.31	$0.44	$1.44	$2.43	$0.31
Weighted average common shares outstanding:
Basic	26,265	25,907	25,996	24,585	16,259
Diluted	26,287	25,909	26,101	24,623	16,306

	As of	As of December 31,
	March 31, 2008	2007	2006	2005
	(In thousands, except per share data)

Balance Sheet Data:
Total assets	$585,852	$568,605	$482,488	$330,520
Long-term debt classified as:
Current	$66,078	$1,256	$636	$8,012
Long-term	$5,333	$66,862	$64,091	$36,310
Stockholders’/members’ equity	$405,727	$396,429	$339,985	$239,336
Book value per share	$15.44	$15.23	$13.63	$10.33

SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of Bronco will be recorded, as of completion of the merger, at their respective fair values and added to those of Allis-Chalmers. For a more detailed description of purchase accounting see “The Merger — Accounting Treatment,” beginning on page 83.

The summary unaudited pro forma condensed combined financial information presented below reflects the purchase method of accounting and is for illustrative purposes only. The financial results may have been different had the companies actually combined. The summary unaudited pro forma condensed combined financial information does not reflect the effect of asset dispositions, if any, or revenue, cost or other operating synergies that may result from the merger, nor does it reflect the effects of any financing, liquidity or other balance sheet repositioning that may be undertaken (except for the financing directly related to the merger) in connection with or subsequent to the merger. You should not rely on the summary unaudited pro forma condensed combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger. The following summary pro forma unaudited condensed combined financial information has been derived from, and should be read in conjunction with, the “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes beginning on page 119. The unaudited pro forma balance sheet data were prepared as if the merger had occurred as of March 31, 2008. The unaudited pro forma statement of operations data were prepared as if the merger had occurred as of January 1, 2007.

	Three Months	Year Ended
	Ended March 31,	December 31,
	2008	2007
	(Unaudited)
	(In thousands, except
	per share data)

Statement of Operations Data:
Revenues	$220,185	$869,919
Income from operations	$40,245	$207,074
Net income	$15,220	$82,025
Net income per common share:
Basic	$0.29	$1.61
Diluted	$0.29	$1.59
Weighted average number of common shares outstanding:
Basic	51,684	51,005
Diluted	52,020	51,548

As of
March 31,
2008
(In thousands)
(Unaudited)

Balance Sheet Data:
Total current assets	$255,849
Total assets	$1,777,909
Long-term debt	$842,272
Total stockholders’ equity	$704,030

UNAUDITED COMPARATIVE PER SHARE DATA

We present below per common share data regarding the income and book value of Allis-Chalmers on both historical and unaudited pro forma condensed bases and of Bronco on a historical basis. We have derived the unaudited pro forma condensed combined per share information from the unaudited pro forma condensed combined financial statements of Allis-Chalmers presented elsewhere in this document. You should read the information below in conjunction with the financial statements and accompanying notes of Allis-Chalmers and Bronco that are incorporated by reference into this document and with the unaudited pro forma condensed combined information of Allis-Chalmers included under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page 119.

For the Three Months Ended March 31, 2008:	Allis-Chalmers	Bronco

Basic net income per common share
Historical	$0.23	$0.31
Pro forma (1)	$0.29
Diluted net income per common share
Historical	$0.23	$0.31
Pro forma (1)	$0.29
Dividends declared on common stock
Historical	—	—
Pro forma	—	—
Book value per common share (2)
Historical	$12.10	$15.44
Pro forma	$13.54

For the Year Ended December 31, 2007:

Basic net income per common share
Historical	$1.48	$1.45
Pro forma (1)	$1.61
Diluted net income per common share
Historical	$1.45	$1.44
Pro forma (1)	$1.59
Dividends declared on common stock
Historical	—	—
Pro forma	—	—

(1)	Allis-Chalmers pro forma combined earnings per share is calculated by dividing the pro forma net income by the pro forma weighted average number of shares outstanding during the period.

(2)	Book value per share is computed by dividing stockholders’ equity at March 31, 2008 by the number of shares of common stock outstanding at the end of the period.

COMPARATIVE ALLIS-CHALMERS AND BRONCO
MARKET PRICE DATA AND DIVIDEND INFORMATION

Allis-Chalmers common stock is listed on the NYSE under the symbol “ALY.” Bronco common stock is listed on Nasdaq under the symbol “BRNC.” The following table presents the closing prices for shares of Allis-Chalmers common stock and Bronco common stock on May 30, 2008, the last trading day before the public announcement of the amendment to the initial merger agreement, and June   , 2008, the latest practicable trading day before the date of this joint proxy statement/prospectus.

The following table also shows the merger consideration proposed for each share of Bronco common stock, on a fully-diluted basis, based on the closing price of Allis-Chalmers common stock on the dates indicated. If the closing of the merger had been on the dates indicated below, Bronco stockholders would have received the merger consideration shown below for each share of Bronco common stock held by them.

Although the number of shares of Allis-Chalmers common stock to be received in the merger is fixed at 16,846,500, the value of the shares of Allis-Chalmers common stock constituting merger consideration to be received by Bronco stockholders will depend on the value of Allis-Chalmers common stock at the effective time of the merger and thereafter. We urge you to obtain the market prices for Allis-Chalmers common stock and Bronco common stock before you vote. See “The Merger Agreement — Merger Consideration,” beginning on page 88.

				Number of	Value of	Value of
				Shares of	Allis-Chalmers	Total Merger
			Cash	Allis-Chalmers	Common Stock	Consideration
			Consideration	Common Stock to be Issued	to be Issued	per Share
			per Share of	per Share	per Share	of Bronco
	Allis-Chalmers	Bronco	Bronco	of Bronco	of Bronco Common	Common
	Common Stock	Common Stock	Common Stock(1)	Common Stock(1)	Stock(1)	Stock(1)

May 30, 2008	$17.17	$18.18	$7.46	0.6284	$10.79	$18.25
June , 2008			$7.46	0.6284

(1)	Assumes 26,808,502 shares of Bronco common stock outstanding.

See “Comparative Market Prices and Dividends,” beginning on page 109 for additional market price information.

RISK FACTORS

In addition to the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the discussion of other risks included in the Annual Reports on Form 10-K of Allis-Chalmers and Bronco for the year ended December 31, 2007, all of which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 116.

Risk Factors Relating to the Merger

The number of shares of Allis-Chalmers common stock that holders of Bronco common stock will receive is fixed, but the value of the merger consideration that holders of Bronco common stock will receive will depend on the value of Allis-Chalmers common stock at and following the effective time of the merger.

The number of shares of Allis-Chalmers common stock to be issued in the merger is fixed at 16,846,500. Although the number of shares of Allis-Chalmers common stock comprising the stock consideration in the merger is fixed, the value of those shares will fluctuate. Therefore, Bronco stockholders cannot be sure of the value of the merger consideration that they will receive, and Allis-Chalmers stockholders cannot be sure of the value of the shares of Allis-Chalmers common stock that will be issued to the Bronco stockholders.

The price of Allis-Chalmers common stock will continue to fluctuate after the merger and may be affected by factors that are different than the separate factors that currently affect the prices of Allis-Chalmers common stock and Bronco common stock.

Holders of Bronco common stock will receive Allis-Chalmers common stock in the merger. Allis-Chalmers’ results of operations, as well as the price of Allis-Chalmers common stock following the merger, may be affected by factors that are different than those factors currently affecting Allis-Chalmers’ or Bronco’s results of operations and the prices of Allis-Chalmers common stock and Bronco common stock. For a discussion of Allis-Chalmers’ business, Bronco’s business and certain factors to consider in connection with their respective businesses, including risk factors associated therewith, see their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2008, which are incorporated by reference into this joint proxy statement/prospectus. See also the other documents incorporated by reference into this joint proxy statement/prospectus under the caption “Where You Can Find More Information,” beginning on page 116.

Any delay in completing the merger and integrating the businesses may reduce the benefits expected to be obtained from the merger.

In addition to obtaining the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of Bronco and Allis-Chalmers that may prevent, delay or otherwise materially adversely affect its completion. See “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 91. Allis-Chalmers and Bronco cannot predict whether or when the conditions to closing will be satisfied. Any delay in completing the merger and integrating the businesses may reduce the benefits that Allis-Chalmers and Bronco expect to achieve in the merger.

Failure to complete the merger could negatively affect the stock price and the future business and financial results of Allis-Chalmers and Bronco.

Neither Allis-Chalmers nor Bronco can assure you that the merger agreement will be adopted by Bronco stockholders, that the issuance of the shares of Allis-Chalmers common stock will be approved by Allis-Chalmers stockholders or that the other conditions to the completion of the merger will be satisfied. In addition, Bronco has the right to terminate the merger agreement and pursue alternative transactions under certain conditions. If the merger is not completed, neither Allis-Chalmers nor Bronco will receive any expected benefits of the merger and will be subject to risks and/or liabilities, including the following:

•	failure to complete the merger might be followed by a decline in the market price of Bronco common stock and/or Allis-Chalmers common stock;

•	Bronco may be required to pay Allis-Chalmers a termination fee of $10 million or out-of-pocket expenses of up to $5 million if the merger agreement is terminated under specified circumstances;

•	Allis-Chalmers may be required to pay Bronco out-of-pocket expenses of up to $5 million if the merger agreement is terminated under specified circumstances;

•	some costs relating to the merger (such as legal and accounting fees) are payable by Allis-Chalmers and by Bronco regardless of whether the merger is completed; and

•	the proposed merger may disrupt the business of Allis-Chalmers and Bronco and distract their management and employees from day-to-day operations, because work related to the merger (including integration planning) requires substantial time and resources, which could otherwise have been devoted to other business opportunities for the benefit of Allis-Chalmers and Bronco.

If the merger is not completed, these risks and liabilities may materially adversely affect Bronco’s and Allis-Chalmers’ business, financial results, financial condition and stock price.

In addition, there can be no assurance that Allis-Chalmers will be successful in obtaining expected financing. Although financing is not a condition to closing of the merger, if Allis-Chalmers were not able to obtain the expected financing, or not able to obtain the financing on commercially reasonable terms, it might not be able to complete the merger and might be subject to other adverse consequences.

There are two separate lawsuits seeking to delay or prevent the consummation of the merger.

Three purported Bronco stockholders separately filed complaints seeking class action status relating to the merger. The Boothe action was filed in Oklahoma in the District Court of Oklahoma County on January 29, 2008. The Goff action was filed in the same court on February 28, 2008. On April 9, 2008, the Boothe action and the Goff action were consolidated into a single action, which we refer to as the Oklahoma action. The defendants named in the Oklahoma action are Bronco, the Bronco board of directors and Allis-Chalmers. A third action was filed in the Delaware Court of Chancery on January 29, 2008. The defendants in the Delaware action are Bronco, the Bronco board of directors, Allis-Chalmers and Merger Sub. The Oklahoma and Delaware actions generally allege that the merger consideration is inadequate, that the Bronco board of directors breached its fiduciary duties and that Allis-Chalmers aided and abetted the Bronco board of directors’ alleged breaches of fiduciary duties. The actions also allege that the preliminary joint proxy statement/prospectus included as part of Allis-Chalmers’ registration statement on Form S-4, filed with the SEC on February 20, 2008, contains materially incomplete and misleading information. The actions generally request, among other things, that the suits be designated class actions on behalf of Bronco’s stockholders, that the proposed merger be enjoined, and that the Bronco board of directors undertake an auction of Bronco or otherwise take action to maximize stockholder value. Additionally, the Delaware action requests that all allegedly misleading or omitted information be corrected in Allis-Chalmers’ preliminary joint proxy statement/prospectus. The Delaware action seeks monetary damages for Bronco’s stockholders, and the Oklahoma action requests that the proposed merger be rescinded if it is consummated. As of this time, no order has been issued in either of the actions that would preclude the consummation of the merger. If such an order is entered in either of the actions, the stockholder votes or the consummation of the merger could be delayed or prevented. Each of Allis-Chalmers and Bronco has the right to terminate the merger agreement in the event a court enjoins the consummation of the merger.

Two groups that beneficially own a significant amount of the outstanding voting stock of Bronco have announced their intention to oppose the merger.

On January 25, 2008, Bronco received a letter from Third Avenue Management LLC, which we refer to as Third Avenue, stating that it was opposed to the merger. The letter was also filed with the SEC by Third Avenue on an amendment to its Schedule 13D on January 25, 2008. On February 27, 2008 and again on March 7, 2008, representatives of Third Avenue advised Bronco during telephone calls that it continued to be dissatisfied with the merger consideration and that it intended to vote against the merger as currently structured. According to its most recent Schedule 13D filing, Third Avenue, on behalf of its investment advisory clients, beneficially owns 5,836,116 shares of Bronco common stock, representing 22.42% of Bronco’s outstanding common stock as of March 7, 2008. On April 25, 2008, Bronco received a letter from Alpine Associates stating that it was opposed to the merger. The letter was also filed with the SEC by Alpine Associates on an amendment to its Schedule 13D on April 25, 2008. According to its amended Schedule 13D, Alpine Associates and its related parties own more than 1,600,000 shares of Bronco common stock, representing more than 6.1% of Bronco’s outstanding common stock on April 25, 2008.

The rights of Bronco stockholders who become Allis-Chalmers stockholders in the merger will be governed by Allis-Chalmers’ certificate of incorporation and bylaws.

Bronco stockholders who receive shares of Allis-Chalmers common stock in the merger will become Allis-Chalmers stockholders. Although their rights as stockholders will remain subject to the DGCL, they will be governed by Allis-Chalmers’ certificate of incorporation and bylaws, rather than Bronco’s certificate of incorporation and bylaws. As a result, there will be material differences between the current rights of Bronco stockholders, as compared to the rights they will have as Allis-Chalmers stockholders. For more information, see “Comparison of Rights of Allis-Chalmers and Bronco Stockholders,” beginning on page 111.

The directors and executive officers of Bronco may have personal interests that differ from yours and that may motivate them to support or approve the merger.

The directors of Bronco who have recommended the merger to Bronco stockholders and the executive officers of Bronco who provided information to the Bronco board of directors relating to the merger have employment, indemnification and/or severance benefit arrangements, will benefit from the acceleration of restricted stock awards, if any, and have rights to ongoing indemnification and director and officer insurance. Any of these arrangements or benefits may cause these individuals to have interests that may differ from yours. The benefits that would result from the merger may have influenced these directors in approving the merger and these executive officers in supporting the merger.

You should consider these interests when you consider the recommendation of the Bronco board of directors that you vote for the adoption of the merger agreement. As a result of these interests, these directors and executive officers may be more likely to support the merger than they would if they did not have these interests. For a discussion of the interests of directors and executive officers in the merger, see “The Merger — Interests of Directors and Executive Officers of Bronco in the Merger,” beginning on page 77.

The merger agreement limits Bronco’s ability to pursue an alternative to the merger.

The merger agreement prohibits Bronco from soliciting alternative transactions. See “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 91. Additionally, under the merger agreement, before (i) the board of directors of Bronco changes its recommendation regarding the merger as a result of its receipt of an unsolicited acquisition proposal, (ii) the board of directors of Bronco recommends an alternative transaction or (iii) Bronco enters into an alternative transaction, Bronco must allow Allis-Chalmers a four-business day period to make a revised proposal. These provisions limit Bronco’s ability to pursue offers from third parties that could result in greater value to its stockholders.

Bronco’s obligation to pay a termination fee may also discourage a third party from pursuing an alternative transaction proposal. Under the merger agreement, Bronco may be required to pay to Allis-Chalmers a termination fee of $10 million or out-of-pocket expenses of up to $5 million if the merger agreement is terminated under specified circumstances. If a termination fee is payable, the payment of this fee could have material and adverse consequences on Bronco’s financial condition.

Risk Factors Relating to Allis-Chalmers Following the Merger

Allis-Chalmers may experience difficulties in integrating Bronco’s business and could fail to realize potential benefits of the merger.

Achieving the anticipated benefits of the merger will depend in part upon whether Allis-Chalmers is able to integrate Bronco’s business in an efficient and effective manner. Allis-Chalmers may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses potentially will include, among other things:

•	geographically separated organizations and possible differences in corporate cultures and management philosophies;

•	significant demands on management resources, which may distract management’s attention from day-to-day business;

•	differences in the disclosure systems, accounting systems, and accounting controls and procedures of the two companies, which may interfere with the ability of Allis-Chalmers to make timely and accurate public disclosure; and

•	the demands of managing new locations and new lines of business acquired from Bronco in the merger.

Any inability to realize the potential benefits of the merger, as well as any delays in integration, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may affect the value of Allis-Chalmers common stock after the closing of the merger.

Allis-Chalmers will have substantial debt after the merger, which could have a material adverse effect on its financial health and limit its future operations.

Allis-Chalmers will have a significant amount of debt immediately after the merger. As of March 31, 2008, on a pro forma basis to reflect the merger and Allis-Chalmers’ borrowing to finance the cash component of the merger consideration, repayment of outstanding Bronco debt and expenses relating to the merger, and to raise cash for working capital and general corporate purposes, Allis-Chalmers’ total outstanding long-term debt would have been $842.3 million. Under the commitment letter between Allis-Chalmers, Royal Bank and GSCP, dated June 1, 2008, and subject to the terms and conditions set forth in the commitment letter, Royal Bank and GSCP have committed to provide an aggregate principal amount of up to $350.0 million under a senior unsecured bridge facility to Allis-Chalmers or one of its wholly-owned subsidiaries reasonably satisfactory to Royal Bank and GSCP. The proceeds of the bridge facility may be used by Allis-Chalmers to finance the cash component of the merger consideration, repay outstanding Bronco debt and pay expenses relating to the merger.

Allis-Chalmers’ substantial debt could have a material adverse effect on its financial condition and results of operations. In particular, it could:

•	increase Allis-Chalmers’ vulnerability to general adverse economic and industry conditions, and require it to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements and other general corporate purposes;

•	increase Allis-Chalmers’ exposure to risks inherent in interest rate fluctuations and changes in credit ratings or statements from rating agencies because certain of its borrowings are at variable rates of interest, which would result in higher interest expense to the extent Allis-Chalmers has not hedged these risks against increases in interest rates;

•	place Allis-Chalmers at a competitive disadvantage compared to its competitors that have less debt; and

•	limit Allis-Chalmers’ ability to borrow additional funds.

Allis-Chalmers’ debt agreements contain restrictive covenants that may limit the ability of Allis-Chalmers to respond to changes in market conditions or pursue business opportunities.

The credit agreements and other instruments governing Allis-Chalmers’ credit facilities will contain restrictive covenants that will limit Allis-Chalmers’ ability and the ability of certain of its subsidiaries after the merger to, among other things:

•	incur or guarantee additional indebtedness;

•	make investments and other restricted payments, including dividends;

•	purchase equity interests or redeem subordinated indebtedness early;

•	create or incur certain liens;

•	enter into transactions with affiliates;

•	sell assets; and

•	merge or consolidate with another company.

In addition, Allis-Chalmers will have to meet certain quarterly financial ratios and tests, notably with respect to a fixed charge coverage ratio and a maximum leverage ratio. Allis-Chalmers’ need to comply with these provisions may materially adversely affect its ability to react to changes in market conditions, take advantage of business opportunities it believes to be desirable, obtain future financing, fund needed capital expenditures, finance its acquisitions, equipment purchases and development expenditures, or withstand a future downturn in its business.

If Allis-Chalmers is unable to comply with the restrictions and covenants in the agreements governing its indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that Allis-Chalmers has borrowed.

If Allis-Chalmers is unable to comply with the restrictions and covenants in the agreements governing its indebtedness or in current or future debt financing agreements, there could be a default under the terms of these agreements. Allis-Chalmers’ ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond its control. As a result, Allis-Chalmers cannot assure Allis-Chalmers and Bronco stockholders that Allis-Chalmers will be able to comply with these restrictions and covenants or meet these tests. If a default occurs under these agreements, lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, the assets of Allis-Chalmers might not be sufficient to repay in full all of its outstanding indebtedness and Allis-Chalmers may be unable to find alternative financing. Even if Allis-Chalmers could obtain alternative financing, it might not be on terms that are favorable or acceptable to Allis-Chalmers. If Allis-Chalmers were unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy proceeding or liquidation proceeding against collateral.

The effect of purchase accounting could adversely affect Allis-Chalmers’ earnings.

Purchase accounting will require the combined company to allocate the price being paid in the merger to Bronco’s assets and liabilities on the basis of their estimated fair values at the time of the closing of the merger. Those adjustments are expected to result in significant increases in the carrying values of property, plant and equipment, and intangibles as reflected in the unaudited pro forma condensed combined balance sheet contained elsewhere in this document.

In addition, the preliminary estimate of goodwill as of March 31, 2008 associated with the merger is approximately $95.5 million, as reflected in the unaudited pro forma condensed combined balance sheet contained elsewhere in this joint proxy statement/prospectus. Allis-Chalmers will annually assess this amount for impairment under generally accepted accounting principles as applied by Allis-Chalmers. If Allis-Chalmers concludes that the goodwill associated with the merger is impaired or, additionally, that the carrying value of assets acquired in the merger are impaired, the amount of the impairment would reduce the amount of earnings Allis-Chalmers would otherwise report but would have no effect on its cash flows.

The business of Allis-Chalmers following the merger is expected to continue to be cyclical. The goodwill associated with the merger and the increased carrying values of Bronco’s assets on the balance sheet of Allis-Chalmers could, therefore, increase the potential for impairment, possibly causing a write-down or write-off of the goodwill and the carrying values of Allis-Chalmers’ assets acquired in the merger.

Failure to retain key employees could adversely affect Allis-Chalmers following the merger.

Allis-Chalmers’ performance following the merger could be adversely affected if it is unable to retain certain key employees of Allis-Chalmers and Bronco. The loss of the services of one or more of these key employees, including Allis-Chalmers Chief Executive Officer and President, Mr. Hidayatallah, could adversely affect Allis-Chalmers future operating results because of their experience and knowledge of the respective businesses of Allis-Chalmers and Bronco. Allis-Chalmers does not currently have any agreements with Bronco’s senior management regarding their continued employment following the merger.

Allis-Chalmers and Bronco will incur substantial costs in connection with the merger.

Allis-Chalmers and Bronco expect to incur a number of non-recurring transaction fees and other costs associated with completing the merger and combining the operations of the two companies, including legal and accounting fees and expenses related to stockholder litigation. These fees and costs will be substantial and many of them will be incurred regardless of whether the merger is consummated. Additional unanticipated costs may also be incurred in the integration of the businesses of Allis-Chalmers and Bronco. If the total costs and indebtedness incurred in completing the merger exceed estimates, the financial results of the combined company may be materially adversely affected.

The issuance of shares of Allis-Chalmers common stock to Bronco stockholders in the merger will dilute the ownership interests of Allis-Chalmers stockholders.

After the merger, Allis-Chalmers stockholders will own a significantly smaller percentage of the combined company than they currently own of Allis-Chalmers due to the issuance of shares of Allis-Chalmers common stock to Bronco stockholders. As a result, the relative percentage interest of current Allis-Chalmers stockholders with respect to earnings, voting, liquidation value, book value and market value will be reduced to approximately 68% of the combined company. If the merger fails to produce the results Allis-Chalmers and Bronco anticipate, the acquisition may not be accretive to Allis-Chalmers’ stockholders on a per share basis.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information incorporated by reference into this joint proxy statement/prospectus, contains certain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of these words, their negatives and similar expressions identify forward-looking statements, and any statements regarding the timing or benefits of the merger, or Allis-Chalmers’ or Bronco’s future financial condition, results of operations and business, are also forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based upon current expectations and estimates of the respective management of Allis-Chalmers and Bronco. These statements occur in, among other places:

•	“Questions and Answers About the Merger;”

•	“The Merger — Recommendation of the Allis-Chalmers Board of Directors and Its Reasons for the Merger” and “— Recommendation of the Bronco Board of Directors and Its Reasons for the Merger;”

•	“Summary Historical Financial and Operating Information of Allis-Chalmers,” “Summary Historical Financial and Operating Information of Bronco,” “Summary Unaudited Pro Forma Condensed Combined Financial Statements” and “Unaudited Comparative Per Share Data;”

•	“The Merger — Opinion of Allis-Chalmers’ Financial Adviser” and “— Opinion of Bronco’s Financial Adviser;” and

•	Statements contained elsewhere in this joint proxy statement/prospectus concerning the merger and combined company’s growth and future operations or financial position.

Allis-Chalmers and Bronco have based these statements on their assumptions and analyses in light of their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Allis-Chalmers, Bronco and the combined company could differ materially from those described in these statements. Although it is not possible to identify all factors, Allis-Chalmers and Bronco continue to face many risks and uncertainties, many of which are beyond Allis Chalmers’ and Bronco’s ability to control or predict. Among the factors that could cause actual future results or values to differ materially are the risks and uncertainties described under “Risk Factors,” beginning on page 26, elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus, including, but not limited to, the following:

•	the inability to consummate the merger;

•	the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the merger;

•	difficulties and delays in obtaining consents and approvals that are conditions to the completion of the merger;

•	oil and natural gas prices and industry expectations about future prices;

•	the ability of Allis-Chalmers and Bronco to enter into, and the terms of, future contracts;

•	the effect of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	uncertainties relating to the level of activity in oil and natural gas exploration, development and production;

•	the ability of Allis-Chalmers to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel;

•	the effect of litigation, claims and contingencies, including those that have been filed by certain stockholders of Bronco;

•	the inability to carry out plans and strategies as expected;

•	future capital expenditures and refurbishment, repair and upgrade costs;

•	delays in refurbishment and upgrade projects;

•	the sufficiency of funds for required capital expenditures, working capital and debt service; and

•	liabilities under laws and regulations protecting the environment.

Actual results and plans could differ materially from those expressed in any forward-looking statements if underlying assumptions prove incorrect, or if there occurs one or more of the risks or uncertainties described elsewhere herein or in the reports and documents incorporated by reference into this joint proxy statement/prospectus as described under “Where You Can Find More Information,” beginning on page 116.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Allis-Chalmers, Bronco or persons acting on their behalf may issue.

Except as otherwise required by applicable law, Allis-Chalmers and Bronco disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information,” beginning on page 116.

THE ALLIS-CHALMERS MEETING

This section contains information from Allis-Chalmers for Allis-Chalmers stockholders about the Allis-Chalmers Meeting to approve the issuance of Allis-Chalmers common stock in the merger and transact other business described below. Together with this document, Allis-Chalmers is also sending a notice of the Allis-Chalmers Meeting and a form of proxy that is being solicited by the Allis-Chalmers board of directors for use at the Allis-Chalmers Meeting. The information and instructions contained in this section are addressed to Allis-Chalmers stockholders only, and all references to “you” in this section should be understood to be addressed to Allis-Chalmers stockholders.

Date, Time, Place and Purposes of the Allis-Chalmers Meeting

The special meeting of stockholders of Allis-Chalmers Energy Inc. will be held on          , 2008, at 9:00 a.m., Central Time, at the          , Houston, Texas for the following purposes:

1. to approve the issuance of Allis-Chalmers Energy Inc.’s common stock to the stockholders of Bronco Drilling Company, Inc. in connection with the merger of Bronco Drilling Company, Inc. with and into Elway Merger Sub, LLC, a wholly-owned subsidiary of Allis-Chalmers Energy Inc., as set forth in the Agreement and Plan of Merger, dated as of January 23, 2008, by and among Allis-Chalmers Energy Inc., Bronco Drilling Company, Inc. and Elway Merger Sub, Inc. (which prior to the merger will convert into Elway Merger Sub, LLC), as amended by the First Amendment thereto, dated as of June 1, 2008, copies of which are attached as Annexes A-1 and A-2, respectively, to the joint proxy statement/prospectus (Proposal No. 1);

2. to approve the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal (Proposal No. 2); and

3. to transact any other business as may properly come before the Allis-Chalmers Meeting or any adjournments or postponements thereof.

The approval of Proposal No. 1 is a condition to the completion of the merger. Accordingly, if Allis-Chalmers stockholders wish to support the merger, they must approve Proposal No. 1.

The Allis-Chalmers board of directors recommends that Allis-Chalmers stockholders vote FOR Proposal No. 1 and Proposal No. 2.

Who Can Vote at the Allis-Chalmers Meeting

Only holders of record of Allis-Chalmers common stock at the close of business on          , 2008, the record date for the Allis-Chalmers Meeting, are entitled to notice of and to vote at the Allis-Chalmers Meeting. On the record date, there were           shares of Allis-Chalmers common stock outstanding and entitled to be voted at the Allis-Chalmers Meeting held by approximately          stockholders of record. A majority of these shares, present in person or represented by proxy, is necessary to constitute a quorum. Each share of Allis-Chalmers common stock is entitled to one vote at the Allis-Chalmers Meeting.

Vote Required for Approval; Quorum

The affirmative vote of the holders of a majority of the votes cast by Allis-Chalmers stockholders entitled to vote at the Allis-Chalmers Meeting, at which a quorum is present, is required to approve the issuance of shares of Allis-Chalmers common stock in the merger and to approve any adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against Proposals No. 1 or 2 at the Allis-Chalmers Meeting.

A quorum will be present at the Allis-Chalmers Meeting if a majority of all the shares of Allis-Chalmers common stock issued and outstanding on the Allis-Chalmers record date and entitled to vote at the Allis-Chalmers Meeting are present in person or represented by proxy at the Allis-Chalmers Meeting. Abstentions and broker non-votes will be treated as present at the Allis-Chalmers Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Adjournments

If a quorum of Allis-Chalmers stockholders is not present in person or represented by proxy at the Allis-Chalmers Meeting, the Allis-Chalmers Meeting may be adjourned by Allis-Chalmers stockholders holding a majority of Allis-Chalmers common stock present or represented at the meeting until a quorum is present or represented. In addition, if the adjournment proposal is approved, adjournments of the Allis-Chalmers Meeting may be made for the purpose of soliciting additional proxies in favor of Proposal No. 1.

Manner of Voting

We refer to a stockholder who holds Allis-Chalmers common stock in the stockholder’s own name (as opposed to being held in the name of their broker, bank or other nominee) as a “holder of record.” Holders of record may vote in person at the Allis-Chalmers Meeting or by proxy. Allis-Chalmers recommends that holders of record vote by proxy even if they plan to attend the Allis-Chalmers Meeting. Holders of record can always revoke their proxy and change their votes at the Allis-Chalmers Meeting.

Proxy Voting by Holders of Record

Voting instructions are attached to your proxy card. If you properly submit your proxy to Allis-Chalmers in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against any or all of the proposals submitted at the Allis-Chalmers Meeting or abstain from voting.

If you are a holder of record, please vote your proxy by mail as provided below. Your submission of proxy authorizes Munawar H. Hidayatallah and Victor M. Perez, and each of them, as proxies, each with the power to appoint his or her substitute, to represent and vote your shares.

To submit your proxy by mail:

•	mark, sign and date your proxy card and return it in the postage-paid envelope provided, or

•	return it to Allis-Chalmers Energy Inc., c/o Secretary, 5075 Westheimer, Suite 890, Houston, Texas 77056.

Only the latest dated proxy received from you will be voted at the Allis-Chalmers Meeting.

Voting of Shares Held in “Street Name”

If your shares of Allis-Chalmers common stock are not held in your own name but rather by your broker, bank or another nominee, we refer to your shares as being held in “street name” by your nominee. If your shares are held in street name you must instruct your nominee how to vote your shares.

Your nominee may send to you a separate voting instruction form asking you for your voting instructions. If you do not receive a request for voting instructions well in advance of the Allis-Chalmers Meeting, we recommend that you directly contact your nominee to determine how to cause your shares to be voted as you wish.

Unless you give voting instructions, your nominee will not vote your shares on the proposal to issue Allis-Chalmers common stock in the merger or any other matter that comes before the Allis-Chalmers Meeting. Your shares held in street name will, however, be counted for purposes of determining whether a quorum is present at the Allis-Chalmers Meeting.

If you wish to attend the Allis-Chalmers Meeting and personally vote your shares held in street name, you must obtain a legally sufficient proxy from your nominee authorizing you to vote your shares held in street name.

How Proxies Will Be Voted

If holders of record do not indicate how their shares of Allis-Chalmers common stock should be voted on a matter, the shares of Allis-Chalmers common stock represented by their properly completed proxy will be voted (unless properly withdrawn) as the Allis-Chalmers board of directors recommends and therefore will be voted:

•	FOR the proposal to issue shares of Allis-Chalmers common stock in the merger, and

•	FOR the proposal to adjourn the Allis-Chalmers Meeting, if necessary or appropriate, to allow for the solicitation of additional proxies.

No proxy that is voted against a proposal described in this joint proxy statement/prospectus will be voted in favor of adjournment of the Allis-Chalmers Meeting for the purpose of soliciting additional proxies.

Revoking a Proxy

You may revoke your proxy at any time prior to its exercise by:

•	submitting a new proxy card bearing a later date;

•	giving written notice of the revocation to Allis-Chalmers’ corporate secretary before the Allis-Chalmers meeting; or

•	appearing and voting in person at the Allis-Chalmers Meeting.

Your attendance at the Allis-Chalmers Meeting in person without voting will not automatically revoke your proxy. If you revoke your proxy during the meeting, this will not affect any vote previously taken. If you hold shares through someone else, such as a broker, bank or other nominee, and you desire to revoke your proxy, you should follow the instructions provided by your nominee.

Tabulation of the Votes

Allis-Chalmers has appointed American Stock Transfer & Trust Company to serve as the Inspector of Election for the Allis-Chalmers Meeting. American Stock Transfer & Trust Company will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies and Expenses

Allis-Chalmers and Bronco will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. Allis-Chalmers has retained Georgeson Inc. for a fee of approximately $8,500, plus certain expenses, to assist in the solicitation of proxies and otherwise in connection with the Allis-Chalmers Meeting. Allis-Chalmers and Georgeson will also request brokers, banks and other nominees holding shares of Allis-Chalmers common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse holders for their reasonable expenses in so doing.

Allis-Chalmers’ stock transfer agent and registrar, American Stock Transfer & Trust Company, will also solicit proxies from holders of record of Allis-Chalmers common stock for a fee not in excess of its usual fee for serving as Allis-Chalmers’ stock transfer agent and registrar. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Allis-Chalmers. No additional compensation will be paid to Allis-Chalmers’ directors, officers or employees for their solicitation efforts.

Questions About Voting or the Allis-Chalmers Meeting

If you have any questions or need further assistance in voting your shares, please call Georgeson Inc. at the following numbers:

•	brokers, banks and other nominees call 212-440-9800, and

•	holders of record of Allis-Chalmers common stock call (toll-free) 1-866-577-4988.

THE BRONCO MEETING

This section contains information from Bronco for Bronco stockholders about the special meeting of stockholders it has called to adopt the merger agreement and the other proposals described below. Together with this document, Bronco is also sending you a notice of the Bronco Meeting and a form of proxy that is being solicited by the Bronco board of directors for use at the Bronco Meeting. The information and instructions contained in this section are addressed to Bronco stockholders only, and all references to “you” in this section should be understood to be addressed to Bronco stockholders.

Date, Time, Place and Purposes of the Bronco Meeting

The Bronco Meeting will be held on          , 2008, at 9:00 a.m., Central Time, at the          ,          , Oklahoma. The purpose of the Bronco Meeting is:

1. to adopt the Agreement and Plan of Merger, dated as of January 23, 2008, by and among Allis-Chalmers Energy Inc., Bronco Drilling Company, Inc. and Elway Merger Sub, Inc. (which prior to the merger will convert into Elway Merger Sub, LLC), as amended by the First Amendment thereto, dated as of June 1, 2008, copies of which are attached as Annexes A-1 and A-2, respectively, to the joint proxy statement/prospectus accompanying this notice, pursuant to which Bronco Drilling Company, Inc. will merge with and into Elway Merger Sub, LLC, a wholly-owned subsidiary of Allis-Chalmers Energy Inc. (Proposal No. 1);

2. to approve the adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal (Proposal No. 2); and

3. to transact any other business as may properly come before the Bronco Meeting or any adjournment or postponement of the Bronco Meeting.

The Bronco board of directors unanimously recommends that Bronco stockholders vote:

•	FOR the proposal to adopt the merger agreement, and

•	FOR the proposal to approve the adjournment of the Bronco Meeting, if necessary or appropriate, to solicit additional proxies in favor of adopting the merger agreement.

For the reasons for these recommendations, see “The Merger — Recommendation of the Bronco Board of Directors and Its Reasons for the Merger,” beginning on page 56.

Who Can Vote at the Bronco Meeting

Only holders of record of Bronco common stock at the close of business on          , 2008, the Bronco record date, are entitled to notice of, and to vote at, the Bronco Meeting. As of that date, there were           shares of Bronco common stock outstanding and entitled to vote at the Bronco Meeting, held by approximately           stockholders of record. Each share of Bronco common stock is entitled to one vote at the Bronco Meeting.

Vote Required for Approval; Quorum

A majority of the outstanding shares of Bronco common stock entitled to vote must be cast in favor of adoption of the merger agreement for it to be approved. Abstentions and broker non-votes will have the same effect as a vote against the proposal to adopt the merger agreement.

The affirmative vote of a majority of votes cast is required to approve the proposal to adjourn the Bronco Meeting to solicit additional proxies in favor of adopting the merger agreement. Abstentions and broker non-votes will not be counted either in favor of or against this proposal.

For purposes of conducting the Bronco Meeting, the holders of at least a majority of the stock issued and outstanding and entitled to vote at the Bronco Meeting will constitute a quorum. Abstentions and broker non-votes will count for purposes of determining whether a quorum is present.

Adjournments

If a quorum is not present in person or represented by proxy at the Bronco Meeting, the Chairman of the Bronco board of directors or Bronco stockholders holding a majority of the Bronco common stock present or represented at the Bronco Meeting have the power to adjourn the meeting from time to time, without notice other than an announcement at the meeting. In addition, if the adjournment proposal is approved, adjournments of the Bronco Meeting may be made for the purpose of soliciting additional proxies in favor of Proposal No. 1. However, no proxy that is voted against a proposal described in this joint proxy statement/prospectus will be voted in favor of adjournment of the Bronco Meeting for the purpose of soliciting additional proxies.

Manner of Voting

We refer to stockholders who hold their Bronco common stock in their own name (as opposed to being held in the name of their broker, bank or other nominee) as “holders of record.” Holders of record may vote in person at the Bronco Meeting or by proxy. Bronco recommends that holders of record vote by proxy even if they plan to attend the Bronco Meeting. Holders of record can always revoke their proxy and change their votes at the Bronco Meeting.

Proxy Voting by Holders of Record

Voting instructions are attached to your proxy card. If you properly submit your proxy to Bronco in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against any or all of the proposals submitted at the Bronco Meeting or abstain from voting.

If you are a holder of record, there are three ways to vote your proxy: by telephone, by Internet or by mail. Please follow the instructions provided on your proxy card with respect to voting by mail, telephone or Internet. Your submission of proxy by telephone or Internet authorizes D. Frank Harrison and Zachary M. Graves, and each of them, as proxies, each with the power to appoint his substitute, to represent and vote your shares in the same manner as if you marked, signed and returned your proxy form by mail.

Only the latest dated proxy received from you, whether by mail, telephone or Internet, will be voted at the Bronco Meeting. If you submit your proxy by telephone or Internet, please do not mail your proxy form.

Voting of Shares Held in “Street Name”

If your shares of Bronco common stock are not held in your own name but rather by your broker, bank or another nominee, we refer to your shares as being held in “street name” by your nominee. If your shares are held in street name you must instruct your nominee how to vote your shares.

Your nominee may send to you a separate voting instruction form asking you for your voting instructions. If you do not receive a request for voting instructions well in advance of the Bronco Meeting, we recommend that you directly contact your nominee to determine how to cause your shares to be voted as you wish. Your nominee may permit you to instruct the voting of your shares electronically using the telephone or Internet.

Unless you give voting instructions, your nominee will not vote your shares on the proposal to adopt the merger agreement. Shares held in street name but not voted will have the same effect as a vote against adoption of the merger agreement. We therefore urge you to provide voting instructions to your nominee. Your shares held in street name will, however, be counted for purposes of determining whether a quorum is present at the Bronco Meeting, if your shares are represented at the Bronco Meeting by your nominee.

How Proxies Will Be Voted

All shares of Bronco common stock entitled to vote and represented by properly completed proxies received prior to the Bronco Meeting (unless properly revoked) will be voted at the Bronco Meeting as instructed on the proxies. If Bronco stockholders do not indicate how their shares of Bronco common stock should be voted on a matter, the shares of Bronco common stock represented by their properly completed and not properly withdrawn proxy will be voted as the Bronco board of directors recommends and therefore will be voted FOR the adoption of the merger agreement and FOR approval to adjourn the Bronco meeting, if necessary or appropriate to solicit additional votes. Any proxy that is voted against adoption of the merger agreement will also be voted against any adjournment of the Bronco Meeting for the purpose of soliciting additional proxies.

Revoking a Proxy

You may revoke your proxy before it is voted by:

•	submitting a new proxy card bearing a later date, or if telephone or Internet voting is made available to you in your proxy card, submitting a new proxy by telephone or through the Internet,

•	providing a written notice revoking your proxy to the Secretary of Bronco before the Bronco Meeting, or

•	attending the Bronco Meeting and voting in person.

If you have instructed your nominee to vote your shares for you, you must follow directions you receive from your nominee in order to change or revoke your vote.

Tabulation of the Votes

Bronco has appointed Computershare Trust Company, N.A. to serve as the Inspector of Election for the Bronco Meeting. Computershare Trust Company, N.A. will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies and Expenses

Bronco and Allis-Chalmers will each pay one-half of the expenses incurred in connection with printing and mailing of this joint proxy statement/prospectus. Bronco has retained Georgeson Inc. for a fee of $10,500 (subject to adjustment in certain circumstances), plus reasonable out-of-pocket expenses, to assist in the solicitation of proxies and otherwise in connection with the Bronco Meeting. Bronco and Georgeson will also request brokers, banks and other nominees holding shares of Bronco common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse holders for their reasonable expenses in so doing.

Bronco’s stock transfer agent and registrar, Computershare Trust Company, N.A., will also solicit proxies from holders of record of Bronco common stock for a fee not in excess of its usual fee for serving as Bronco’s stock transfer agent and registrar. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Bronco. No additional compensation will be paid to Bronco directors, officers or employees for their solicitation efforts.

Questions About Voting or the Bronco Meeting

If you have any questions or need further assistance in voting your shares, please call Georgeson Inc. at the following numbers:

•	brokers, banks and other nominees call 212-440-9800

•	holders of record of Bronco common stock call (toll-free) 1-877-668-1647

THE MERGER

The following is a description of material aspects of the merger. Although Allis-Chalmers and Bronco believe that the following description provides certain material information regarding the merger, the description may not contain all of the information that is important to you. Allis-Chalmers and Bronco encourage their stockholders to carefully read this entire joint proxy statement/prospectus, including the initial merger agreement and the amendment to the initial merger agreement attached as Annexes A-1 and A-2, respectively, to, and incorporated by reference into, this joint proxy statement/prospectus for a more complete understanding of the merger.

General

The boards of directors of Allis-Chalmers, Merger Sub and Bronco have approved the merger agreement providing for the merger of Bronco with and into Merger Sub. Merger Sub, a wholly-owned subsidiary of Allis-Chalmers, will be the surviving entity in the merger, and upon completion of the merger, Merger Sub will change its name to Bronco Drilling Company LLC and the separate corporate existence of Bronco will terminate. Bronco stockholders will receive the merger consideration described below under “The Merger Agreement — Merger Consideration,” beginning on page 88.

Background of the Merger

Each of Allis-Chalmers’ and Bronco’s boards of directors has from time to time engaged with its company’s senior management in strategic reviews and evaluation of opportunities to achieve long-term strategic goals and enhance stockholder value of its company. As part of this review process, the senior management of each company has periodically made presentations to its board of directors regarding potential opportunities for business combinations, acquisitions and dispositions, and each company’s board of directors has evaluated a variety of options in light of the business trends and other conditions affecting the company and the industry in which it operates. In addition, during the last several years various parties, including investment bankers, other companies operating in the same or similar industries and financial buyers, have informally raised with members of the boards of directors and senior management of each company the possibility of strategic acquisitions or combinations. As a result, since 2001, Allis-Chalmers has completed 23 acquisitions, including six in 2005, five in 2006 and four in 2007, and since commencing its operations in 2001, Bronco has completed a number of strategic acquisitions.

On October 17, 2007, representatives of Johnson Rice arranged a lunch meeting with Frank Harrison, Bronco’s Chairman and Chief Executive Officer, and Munawar Hidayatallah, Allis-Chalmers’ Chairman and Chief Executive Officer. Also present were Ms. Alya Hidayatallah, Allis-Chalmers’ manager of corporate finance, and representatives of Johnson Rice. The purpose of the meeting was to introduce the chief executive officers of companies that operate in related industries and share a strategic vision. During this meeting, Mr. Hidayatallah and Mr. Harrison discussed generally their respective businesses, philosophies and strategies for international growth and diversification. Mr. Harrison commented that Bronco was pursuing this strategy through acquisitions and that Bronco could be on either side of a transaction if it were in the best interest of Bronco stockholders.

In early December 2007, Mr. Hidayatallah contacted a representative of Johnson Rice with the request to arrange a second meeting with Mr. Harrison.

On December 12, 2007, Mr. Hidayatallah and Ms. Hidayatallah met with Mr. Harrison, Mark Dubberstein, Bronco’s president, Zachary Graves, Bronco’s chief financial officer, and representatives of Johnson Rice in Oklahoma City, Oklahoma, to further discuss each company’s outlook, strategy and desire to expand internationally, which discussions were based on publicly available information for each company. During the meeting, Mr. Hidayatallah noted that, from his perspective, to enhance international growth opportunities, a company such as Allis-Chalmers needed a fleet of land drilling rigs to complement its oilfield services business. Mr. Hidayatallah then hypothetically raised the possibility of a business combination involving Allis-Chalmers and Bronco whereby Allis-Chalmers would consider acquiring Bronco for cash and common stock with an implied enterprise value of approximately $500 million.

On December 17, 2007, Mr. Hidayatallah called Mr. Harrison to make arrangements to continue their prior discussions. During the telephone call, the parties agreed to meet in Houston, Texas on December 19, 2007.

On December 18, 2007, Bronco and Allis-Chalmers negotiated the terms of a confidentiality agreement to facilitate the disclosure by Bronco of non-public information to Allis-Chalmers and its advisers and potential lenders. The confidentiality agreement was executed by Allis-Chalmers on December 18, 2007 and by Bronco on December 19, 2007.

On December 18, 2007, in anticipation of the December 19, 2007 meeting, Mr. Hidayatallah began discussions with RBC about its potential role as Allis-Chalmers’ financial adviser in connection with any potential transaction with Bronco and in arranging financing from its parent company, Royal Bank, and other potential lenders. Royal Bank subsequently contacted GSCP and invited GSCP to participate in the financing.

On December 18, 2007, Allis-Chalmers engaged RBC to provide financial advisory services in connection with a possible business combination transaction with Bronco. Thereafter, representatives of RBC provided financial advisory services to Allis-Chalmers throughout the process that culminated in the execution of the initial merger agreement on January 23, 2008, and representatives of RBC, Royal Bank and GSCP performed due diligence with respect to both Allis-Chalmers and Bronco. RBC, as lead arranger of the potential financing for the merger, negotiated with Allis-Chalmers the terms of such financing, which negotiations culminated in the execution of initial bridge financing commitment documents with Royal Bank on January 23, 2008 and superseding commitment documents with Royal Bank and GSCP on January 28, 2008.

On December 19, 2007, Mr. Hidayatallah and representatives of RBC met with Mr. Harrison and representatives of Johnson Rice at Allis-Chalmers’ offices in Houston, Texas. During the meeting, Allis-Chalmers discussed its business strategy, its objective to diversify its business and capitalize on growing markets outside the United States and its pending and potential acquisitions. In addition, Allis-Chalmers discussed its projected financial and operating results for the fourth quarter of 2007 and projected outlook for 2008. Following such discussion, Mr. Hidayatallah presented a non-binding proposal for the acquisition of Bronco by Allis-Chalmers for consideration consisting of approximately 60% cash and 40% Allis-Chalmers common stock, representing a 10% to 15% premium to the trading price of Bronco’s common stock as of the date of signing of a definitive agreement for such acquisition. The parties then discussed the scope and timing of due diligence, valuation alternatives, financing requirements, possible structures and the timing of a potential business combination involving Allis-Chalmers and Bronco. Mr. Harrison then briefly discussed near term corporate plans for Bronco, including its intention to issue restricted stock awards in early January 2008 primarily to employees, including Bronco’s executive officers, to replace awards that were vesting at that time. These restricted stock awards were ultimately granted by the compensation committee of Bronco’s board on January 18, 2008. Mr. Hidayatallah and Mr. Harrison indicated their understanding that both Bronco and Allis-Chalmers would continue their respective business operations in the ordinary course while the two companies discussed a potential business combination.

From December 20 to December 24, 2007, Allis-Chalmers and Bronco negotiated a revised written confidentiality agreement to confirm in writing their prior understanding of the confidential nature of the disclosure of non-public due diligence information by Allis-Chalmers to Bronco and its advisers, and they executed the revised written confidentiality agreement on December 24, 2007.

On December 20, 2007, the Allis-Chalmers board of directors met telephonically with senior management of Allis-Chalmers and its financial advisers to discuss the proposed acquisition by Allis-Chalmers of Bronco. The Allis-Chalmers board reviewed Bronco’s business and operations, the then-proposed terms of the transaction, transaction structures and the potential benefits and risks of the proposed transaction. Representatives from RBC presented a preliminary financial analysis of the proposed transaction. After discussion, the Allis-Chalmers board authorized Mr. Hidayatallah to proceed with negotiations on the basis of consideration consisting of an aggregate of $280 million in cash, 11.7 million shares of Allis-Chalmers common stock with a floating exchange ratio between 83% and 117% of Allis-Chalmers stock price and a fixed exchange ratio beyond those price levels, and assumption of Bronco’s debt. The board agreed that the transaction did not need to be subject to a financing contingency and instructed Mr. Hidayatallah to present a non-binding proposal to Bronco regarding the terms of the proposed acquisition.

Late on December 20, 2007, Mr. Hidayatallah advised Mr. Harrison via telephone of the non-binding terms he had been authorized to propose, and Allis-Chalmers, through RBC, provided to Bronco, through Johnson Rice, a non-binding term sheet reflecting those proposed terms.

On December 21, 2007, the Bronco board of directors met in Oklahoma City, Oklahoma for a special meeting called by Mr. Harrison. Messrs. Harrison, Dubberstein, Graves and David Treadwell, Bronco’s general counsel, representatives of Akin Gump Strauss Hauer & Feld LLP, outside counsel to Bronco, which we refer to as Akin Gump, and representatives of Johnson Rice also attended the meeting. At the meeting, Mr. Harrison informed the Bronco board that Bronco had received a non-binding proposal from Allis-Chalmers regarding a possible business combination transaction and recounted for the board the process that led to the discussions between the companies. He noted that the purpose of the meeting was to inform the Bronco board of the proposal and to seek the board’s authorization to further explore a possible transaction. Johnson Rice then provided the board with additional details regarding the terms of the proposal and Allis-Chalmers’ desired timeline. Representatives of Johnson Rice next presented an overview of industry trends and the challenges facing domestic drilling companies. The representatives referenced a recent industry survey suggesting that domestic exploration and production expenditures were expected to rise at a rate of less than 5% annually while drilling rig capacity was expected to increase, which could add further downward pressure on utilization and day rates. While this same survey suggested international exploration and production expenditures were projected to grow at 16% to 20% annually, Johnson Rice expressed its belief that, based on its own assessment and discussions with Bronco’s senior management, it would take Bronco longer than five years to achieve the product, service and geographic diversification that a combination between Bronco and Allis-Chalmers would have upon the closing of the proposed transaction.

At that meeting, representatives of Johnson Rice also reviewed in detail with the Bronco board Johnson Rice’s preliminary financial analysis of the Allis-Chalmers proposal, which included a pro forma deal analysis, an accretion/dilution analysis, a pro forma credit statistics analysis and relative publicly traded peer comparison analysis for both companies. Throughout this presentation, the board asked questions regarding and discussed these analyses. The board also focused on the stock component of the proposed merger consideration and the effect of the 17% exchange ratio collar. The board was concerned that unfavorable financial results for Allis-Chalmers for the fourth quarter of 2007, which under the schedule proposed by Allis-Chalmers would not be disclosed prior to the announcement of a transaction with Bronco, could adversely affect the merger consideration received by Bronco’s stockholders. The Bronco board also questioned management and Johnson Rice regarding the possibility of other potential transactions. The board and management then reviewed prior discussions and negotiations since June 2006 with two other public oilfield services companies and one financial investor, none of which had progressed beyond preliminary discussions. Both management and Johnson Rice advised the Bronco board that, in their view based on their knowledge of the industry, Bronco’s peers and financial investors, they did not think it likely that a strategic or financial buyer would emerge with an interest in a business combination transaction with Bronco.

Following completion of the presentation by Johnson Rice and the board’s discussion of such presentation, Akin Gump reviewed with the Bronco board its fiduciary duties under Delaware law with respect to evaluating and responding to the proposal. As part of this discussion, the representatives of Akin Gump inquired if any of the members of the board were financially interested in the transaction and/or not independent with respect to it. In response to this discussion, Mr. Harrison noted that the change of control provision in his employment agreement would be triggered by the closing of the proposed transaction. Three other directors held restricted stock awards received as part of their standard director compensation that would vest upon a change of control. No other potential interests in the transaction were identified by members of the board. Following this discussion and to facilitate further consideration of the proposal from Allis-Chalmers, the board resolved to form a negotiating committee comprised of Messrs. Gary Hill and William Snipes, with Mr. Hill serving as chairman of the committee. The Bronco board authorized and empowered the negotiating committee to review, evaluate, negotiate and reject or recommend to the full board any potential transaction related to the Allis-Chalmers proposal. The board then authorized the engagement of Johnson Rice as its financial advisor and Akin Gump as its outside legal counsel in connection with the proposed transaction. The board also authorized Bronco’s management to engage in negotiations regarding the proposed transaction, but only within parameters established by the board and the negotiating committee and subject to the direction and supervision of the board and the committee. The Bronco board further instructed management not to discuss any post-closing employment or other personal service agreements with Allis-Chalmers unless and until a definitive agreement for a transaction had been signed.

Following the Bronco board meeting, Mr. Harrison called Mr. Hidayatallah to inform him that the Bronco board had authorized further consideration of Allis-Chalmers’ proposal. Subsequently, on December 21, 2007, Andrews Kurth LLP, counsel to Allis-Chalmers, which we refer to as Andrews Kurth, delivered an initial draft of the initial merger agreement, which had been reviewed by Allis-Chalmers and RBC, to Bronco and its legal and financial advisers reflecting the non-binding proposal made by Allis-Chalmers on December 20, 2007.

On December 24, 2007, representatives from Allis-Chalmers and its financial advisers met telephonically with representatives of Bronco and its legal and financial advisers to facilitate, and assign responsibilities for, their respective due diligence reviews. Management presentations from both companies were subsequently scheduled for early January 2008. Thereafter, throughout the period prior to the execution of the initial merger agreement, the two companies, directly and through their respective financial and legal advisers, exchanged due diligence information, which was also provided to Royal Bank and GSCP as prospective lenders.

On December 31, 2007, the negotiating committee of the Bronco board met telephonically to discuss the terms of the draft of the initial merger agreement with Allis-Chalmers and related process matters. Messrs. Dubberstein and Treadwell and representatives of Johnson Rice and Akin Gump also took part in the meeting via telephone. Mr. Hill, serving as the chairman of the negotiating committee, asked representatives of Akin Gump to update the negotiating committee with respect to the negotiations of the terms of the initial merger agreement, a draft of which had been distributed by Allis-Chalmers’ counsel on December 21, 2007. Each member of the committee was provided with a marked copy of the draft of the initial merger agreement reflecting proposed changes to Allis-Chalmers’ original draft of the initial merger agreement. Representatives of Akin Gump provided a general overview of the Allis-Chalmers draft of the initial merger agreement and then conducted a page-by-page review of the draft that included detailed explanations of the terms of, and material open issues in, the draft and proposed alternatives. These discussions included, but were not limited to, the definition of “material adverse effect,” the termination date of the initial merger agreement, the purchase price and calculation of the purchase price, the treatment of stock options and restricted stock awards, the representations and warranties of each party, non-competition and voting agreements, the circumstances under which the agreement could be terminated and the consequences of such terminations (including break-up fees and payment of expenses), the non-solicitation provision and the board’s related “fiduciary out.” Specifically to assure that the negotiation of an acquisition agreement with Allis-Chalmers would not foreclose the possibility of achieving even greater value for Bronco’s stockholders, the committee instructed that the initial merger agreement must permit Bronco to terminate the agreement to accept a superior proposal, subject to payment of an appropriate break-up fee. The negotiating committee then directed representatives of Akin Gump to continue to negotiate the terms of the initial merger agreement and to attempt to resolve the open points as discussed in the meeting.

On December 31, 2007, Akin Gump delivered to Allis-Chalmers’ counsel a revised draft of the initial merger agreement. Negotiations between Allis-Chalmers and Bronco, and their respective counsel, regarding the initial merger agreement continued through the execution of the initial merger agreement on January 23, 2008.

On January 2, 2008, representatives of Bronco, Johnson Rice and RBC held a conference call to discuss a trip to Argentina to perform due diligence with respect to Allis-Chalmers’ international operations. On January 3 and 4, 2008, representatives of Bronco met with representatives of Allis-Chalmers in Buenos Aires, Argentina and performed due diligence on Allis-Chalmers’ Argentine drilling operations.

On January 3, 2008, representatives of Allis-Chalmers held a telephone conference attended by representatives of Bronco, Johnson Rice and RBC, during which Allis-Chalmers presented its estimated results for the fourth quarter of 2007.

On January 9, 2008, representatives of the senior management teams of Allis-Chalmers and Bronco met at Andrews Kurth’s offices in Houston, Texas, to present a summary of their respective companies’ operations and financial information. Representatives of the two companies’ legal and financial advisers were also present, as well as representatives of Royal Bank and GSCP as prospective lenders to Allis-Chalmers.

On January 12, 2008, Mr. Harrison advised Mr. Hidayatallah during a telephone conversation that Bronco was uncomfortable with coupling any announcement of a transaction with Allis-Chalmers’ earnings release and that Bronco’s board would expect at least a 20% premium to the company’s trading price at the time of signing of a definitive agreement.

On January 15, 2008, representatives of Allis-Chalmers performed due diligence at Bronco’s manufacturing and refurbishing facilities in Oklahoma City, Oklahoma, and on its rigs in the surrounding area.

On January 15, 2008, representatives of Bronco, Allis-Chalmers, Johnson Rice and RBC had a telephone conference call to further discuss the Allis-Chalmers and Bronco financial information that was presented at the January 9, 2008 meeting in Houston. The parties also discussed the status of the initial merger agreement negotiations and due diligence and the timing of the proposed transaction. Due diligence efforts continued until the signing of the initial merger agreement on January 23, 2008.

On January 16, 2008, Bronco communicated through Johnson Rice to Allis-Chalmers and RBC that the then current structure of the proposed transaction was no longer attractive to Bronco given the declining price of Allis-Chalmers common stock and, as a result, the potential declining value of the stock component of the acquisition consideration, in light of the collar on the exchange ratio, which had been proposed by Allis-Chalmers up until this point. In response, Allis-Chalmers proposed to revise its acquisition proposal to provide for consideration consisting of an aggregate of $280.0 million in cash, shares of Allis-Chalmers common stock with an aggregate value of approximately $157.8 million, to be calculated based on the average of the closing sale prices for a share of Allis-Chalmers common stock for the ten consecutive trading days ending two trading days prior to the closing of the merger with no collar on the exchange ratio, and the assumption of Bronco’s net indebtedness (approximately $62.4 million as of December 31, 2007). Later that day, Andrews Kurth delivered a revised draft of the initial merger agreement to Akin Gump which reflected the revised transaction terms.

On January 17, 2008, the negotiating committee of the Bronco board met telephonically to further discuss the status of negotiations of the terms of the initial merger agreement. Messrs. Dubberstein and Treadwell and representatives of Akin Gump also took part in the meeting via telephone. Mr. Hill, serving as the chairman of the negotiating committee, asked representatives of Akin Gump to update the negotiating committee with respect to the negotiations of the terms of the initial merger agreement. Representatives of Akin Gump provided the negotiating committee with details of the exchange of comments and interim drafts of the initial merger agreement. Each member of the committee had been provided prior to the meeting with a marked copy of the draft of the initial merger agreement reflecting cumulative changes that had been made as a result of the negotiations. Representatives of Akin Gump informed the negotiating committee that the then current draft of the initial merger agreement proposed by Allis-Chalmers still did not satisfactorily address many of the material issues discussed during the December 31, 2007 meeting of the negotiating committee. Representatives of Akin Gump again led the negotiating committee through a page-by-page review of the document, explaining material changes and open issues in the revised draft. These open material items included, among others, the circumstances and manner in which the Bronco board could consider and accept alternative acquisition proposals, the size of the potential termination fee and the circumstances under which a termination fee and/or expense reimbursement would have to be paid to Allis-Chalmers. During these discussions, the committee was informed of the proposal by Allis-Chalmers to eliminate the collar on the stock portion of the merger consideration and of the value of the Allis-Chalmers common stock to be paid as merger consideration and the proposed method of calculating the exchange ratio. Based on these discussions, the committee was not prepared to recommend the transaction on the terms then proposed by Allis-Chalmers and instructed Akin Gump to continue negotiation of the initial merger agreement and related documentation consistent with the committee’s position at the meeting. During the next four days, representatives of Akin Gump and Andrews

Kurth, along with members of senior management of Bronco and Allis-Chalmers, continued their negotiations of the terms of, and exchanged numerous drafts of, the initial merger agreement and related documentation.

On January 17, 2008, representatives of Bronco, Johnson Rice and RBC had a conference call regarding the status of the initial merger agreement negotiations and due diligence and the timing of the proposed transaction. Such discussions continued periodically until pending issues were resolved to the mutual satisfaction of the parties and the signing of the definitive initial merger agreement on January 23, 2008.

On January 18, 2008, representatives of Allis-Chalmers had a telephonic discussion with representatives of Grant Thornton, Bronco’s independent accountants, a representative of Bronco and representatives of Johnson Rice and RBC regarding tax issues affecting Bronco.

On January 21, 2008, in contemplation of meetings of Bronco’s negotiating committee and its board of directors on January 23, 2008, the then current draft of the initial merger agreement and related documentation were distributed to the members of Bronco’s board.

On January 23, 2008, Royal Bank approved a bridge financing commitment to Allis-Chalmers of up to $350 million to finance the cash component of the proposed merger consideration as well as to refinance certain Bronco debt and to pay related fees and expenses.

Later on January 23, 2008, the Allis-Chalmers board of directors met telephonically to consider the proposed merger. In addition to Allis-Chalmers directors, representatives of Andrews Kurth and RBC were in attendance. Mr. Hidayatallah made a presentation regarding his views as to the business and strategic aspects of the proposed merger. Representatives of RBC reviewed RBC’s analysis of the fairness of the merger consideration then contemplated, from a financial point of view, to Allis-Chalmers. These representatives also delivered RBC’s oral opinion (which was subsequently confirmed in writing on January 23, 2008) that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in RBC’s written opinion, the merger consideration then contemplated was fair, from a financial point of view, to Allis-Chalmers (RBC’s January 23, 2008 written opinion was for all purposes superseded by RBC’s subsequent written opinion dated June 1, 2008 with respect to the fairness to Allis-Chalmers, from a financial point of view, of the merger consideration provided for in the amended merger agreement and, accordingly, only RBC’s June 1, 2008 written opinion is included in this joint proxy statement/prospectus; the full text of RBC’s June 1, 2008 written opinion is set forth in Annex B to this joint proxy statement/prospectus and should be read carefully in its entirety in conjunction with the information contained in “The Merger — Opinion of Allis-Chalmers’ Financial Adviser,” beginning on page 58). Representatives of RBC also summarized the proposed terms of Royal Bank’s bridge financing commitment.

The Allis-Chalmers board of directors then discussed the information it had received and the terms, potential benefits and potential risks associated with the merger. Following this discussion, the board determined that the merger was advisable and in the best interests of Allis-Chalmers and its stockholders, approved the initial merger agreement, approved the Royal Bank financing commitment and voted to recommend that Allis-Chalmers stockholders approve the issuance of shares of Allis-Chalmers common stock in the merger.

Subsequent to the Allis-Chalmers board meeting, on January 23, 2008, Allis-Chalmers, Royal Bank and RBC entered into agreements formalizing Royal Bank’s bridge financing commitment and providing for other matters relating to the financing of the cash component of the merger consideration. These agreements were superseded on January 28, 2008 by replacement agreements that added GSCP, which committed to fund 50% of the $350 million commitment pursuant to internal approval received on January 25, 2008.

On January 23, 2008, the negotiating committee of the Bronco board met telephonically. Mr. Treadwell and representatives of Akin Gump also took part in the meeting. Mr. Hill, serving as the chairman of the negotiating committee, asked Akin Gump to update the negotiating committee with respect to the status of negotiations of the terms of the initial merger agreement. Representatives of Akin Gump provided the negotiating committee with a history of the exchange of comments on and drafts of the initial merger agreement since the January 17, 2008 meeting of the negotiating committee and updated the committee on the status of the negotiations and the resolution of all open issues in the initial merger agreement and related documentation. Following a discussion of the agreement and such documentation, the meeting was adjourned so that a joint meeting of Bronco’s negotiating committee and its full board of directors could be convened for purposes of receiving Johnson Rice’s analysis of the fairness of the merger consideration to be received by Bronco’s stockholders in the transaction, from a financial point of view. It was agreed that the meeting of the negotiating committee would be reconvened following receipt of the Johnson Rice analysis so that the negotiating committee could further discuss the terms of the initial merger agreement, together with the information provided by Johnson Rice, and thereafter make a recommendation to the board with respect to the proposed transaction.

A joint meeting of the Bronco board and the negotiating committee was held on January 23, 2008 following the adjournment of the negotiating committee meeting. All Bronco directors and members of the negotiating committee participated in the meeting either in person or, in the case of Mr. Houston, via telephone. Messrs. Dubberstein, Graves and Treadwell and representatives of Akin Gump (via telephone) and Johnson Rice also attended the meeting. Representatives of Akin Gump explained that the meeting was a joint meeting of the Bronco board and the negotiating committee, which would allow all members of the board, including the members of the negotiating committee, to hear and actively participate in Johnson Rice’s fairness analysis and delivery of its fairness opinion with respect to the proposed merger. Representatives of Akin Gump then led the Bronco board and the negotiating committee through a review of the terms of the final draft of the initial merger agreement, a copy of which had been provided to each director prior to the meeting, and other legal matters. Members of the Bronco board and the negotiating committee asked questions and discussed the terms of the initial merger agreement throughout Akin Gump’s presentation. Representatives of Johnson Rice then led the Bronco board and the negotiating committee through Johnson Rice’s financial analysis regarding the fairness of the transaction. Under the terms of the initial merger agreement, the total consideration per share represented a premium of approximately 29.1% to the closing sale price of Bronco’s common stock on January 22, 2008. The Bronco board and the negotiating committee asked questions and engaged in discussion throughout Johnson Rice’s presentation. Upon completion of the discussion, representatives of Johnson Rice delivered Johnson Rice’s oral opinion, which was subsequently confirmed in writing later that day, that subject to specified assumptions and limitations, the merger consideration to be received by the holders of Bronco common stock in the merger pursuant to the initial agreement (other than Allis-Chalmers, Merger Sub and their respective subsidiaries and affiliates) was fair, from a financial point of view, to such holders. (Johnson Rice’s January 23, 2008 written opinion was for all purposes superseded by Johnson Rice’s subsequent written opinion dated June 1, 2008 with respect to the fairness to Bronco stockholders, from a financial point of view, of the merger consideration provided for in the amended merger agreement and, accordingly, only Johnson Rice’s June 1, 2008 written opinion is included in this joint proxy statement/prospectus. The full text of Johnson Rice’s written fairness opinion dated June 1, 2008 is set forth in Annex C to this joint proxy statement/prospectus and should be read carefully in its entirety in conjunction with the information contained in “The Merger — Opinion of Bronco’s Financial Adviser,” beginning on page 70). The Bronco board and the negotiating committee then engaged in discussions with representatives of Johnson Rice and Akin Gump regarding the terms of the proposed transaction, the reasons for the merger, related advantages and disadvantages and other issues relating to the proposed transaction. Following such discussion, the meeting of the Bronco board was temporarily adjourned and the negotiating committee reconvened to discuss the proposed transaction. With the benefit of the foregoing presentation and advice, the negotiating committee, having deliberated regarding the terms of the proposed transaction, unanimously resolved that the merger and the initial merger agreement and the other transactions contemplated thereby were advisable and fair to and in the best interest of Bronco and its stockholders and recommended that the Bronco board declare the advisability of the merger, the initial merger agreement and the other transactions contemplated thereby, approve the merger and the initial merger agreement and the other transactions contemplated thereby and recommend that Bronco’s stockholders adopt the initial merger agreement.

Following the receipt of the recommendation of the negotiating committee, the Bronco board deliberated and, based on its review of all the relevant factors, including without limitation the terms of the initial merger agreement, the business prospects of, and alternatives available to, Bronco, the unanimous recommendation of the negotiating committee, the fairness opinion and the related presentation by Johnson Rice, unanimously determined that the initial merger agreement, the merger and the other transactions contemplated by the initial merger agreement were advisable and fair to and in the best interest of Bronco and its stockholders and approved the merger, the initial merger agreement and the transactions contemplated by the initial merger agreement, recommended that stockholders of Bronco adopt the initial merger agreement and directed that the initial merger agreement be submitted for adoption to the Bronco stockholders at the Bronco Meeting.

On January 23, 2008, representatives of both Allis-Chalmers and Bronco had several telephone calls to finalize due diligence and related matters.

On January 23, 2008, Allis-Chalmers and Bronco executed the initial merger agreement.

On January 24, 2008, before the opening of trading in their respective stocks, Allis-Chalmers and Bronco issued a joint press release publicly announcing the merger.

On February 27, 2008, representatives of Bronco spoke with representatives of Third Avenue Management LLC, which we refer to as Third Avenue, by telephone at the request of Third Avenue. Third Avenue is Bronco’s largest stockholder with reported holdings as of that date of 5,512,116 shares representing approximately 21.18% of Bronco’s outstanding common stock. During that call, Third Avenue advised Bronco that it continued to be dissatisfied with the merger consideration and that it intended to vote against the transaction as currently structured. Third Avenue did indicate, however, that it would be prepared to support the merger with Allis-Chalmers and enter into an agreement to vote its shares in favor of the transaction if the merger consideration was increased to a level acceptable to Third Avenue, which it indicated could be $19.00 per share. On February 29, 2008, representatives of Johnson Rice informed RBC of Bronco’s discussion with Third Avenue and raised the possibility of renegotiating the merger consideration. Then, on March 3, 2008, Mr. Harrison met with Mr. Hidayatallah to discuss further Third Avenue’s position and the possibility of renegotiating the merger consideration. In each instance, Bronco was informed that Allis-Chalmers would not, at that time, consider renegotiating the terms of the initial merger agreement. In a telephone conversation on March 7, 2008, a representative of Third Avenue informed a representative of Akin Gump that Third Avenue remained dissatisfied with the merger consideration and that it had continued to purchase shares of Bronco common stock. Later that day, Third Avenue filed with the SEC an amendment to its Schedule 13D reflecting its beneficial ownership of 5,836,116 shares of Bronco common stock representing approximately 22.42% of Bronco’s outstanding common stock.

On April 15, 2008, representatives of Bronco, Allis-Chalmers, Johnson Rice and RBC met at Allis-Chalmers’ office in Houston to discuss the changes in general market conditions that had occurred since the announcement of the transaction. The discussion focused primarily on the fixed value to be paid to Bronco stockholders under the terms of the initial merger agreement and the strong stock performance of land drillers since the proposed merger was announced. With Bronco’s stock trading at a price above $16.33 and the public announcement by Third Avenue that it would oppose the proposed merger, Mr. Harrison advised Allis-Chalmers that there was substantial uncertainty as to whether Bronco stockholders would approve the acquisition. A representative of Johnson Rice then suggested that obtaining the stockholder approval needed to complete the proposed acquisition would likely require an increase in the value of the merger consideration to a level more in line with the current trading values of Bronco’s peer group. Mr. Hidayatallah noted that as no additional inquiries or bids had been received by Bronco since the announcement of the proposed transaction, Allis-Chalmers did not believe a change in the merger consideration was warranted.

On April 27 and 29, 2008, representatives of Bronco, Allis-Chalmers, Johnson Rice and RBC had telephonic conference calls to discuss Bronco’s and Allis-Chalmers’ preliminary first quarter 2008 financial results and related matters. During these calls, RBC and Allis-Chalmers were informed that Bronco would miss its budgeted and research analyst consensus earnings for the first quarter 2008. The participants also discussed the facts that the Bronco net debt for the first quarter of 2008 was higher than the net debt levels reported by Bronco at December 31, 2007, and that the expected capital expenditures in connection with its Challenger joint venture investment in Libya were higher than budgeted. The parties also discussed the business factors contributing to such results. In addition, during the April 29, 2008 call, Mr. Hidayatallah stated that the Allis-Chalmers board of directors would meet on May 2, 2008 but would likely defer considering a revised offer until after Bronco had released its financial results for the first quarter of 2008 and the markets had been given sufficient opportunity to respond to that information.

On May 2, 2008, the Allis-Chalmers board of directors met to discuss the status of the merger, and Mr. Hidayatallah updated the board regarding discussions with Bronco and the first quarter earnings result of Bronco. Representatives of RBC and Andrews Kurth were also in attendance. The Allis-Chalmers board focused on the first quarter 2008 earnings of Bronco and asked various questions about the negative variances from previous estimates. The board also discussed various alternatives with respect to the merger, but resolved to take no action at that time, in anticipation of Bronco’s impending public release of information confirming that Bronco’s first quarter earnings were lower than analysts’ consensus expectations. The board instructed RBC to get more clarity into the reasons for the higher than budgeted capital expenditures relating to Bronco’s investment in Challenger. Following the May 2, 2008 Allis-Chalmers board meeting, Mr. Hidayatallah called Mr. Harrison and advised him that the Allis-Chalmers board had deferred the decision regarding whether to make any revised offer to Bronco until its next meeting, which was scheduled for May 21, 2008.

On May 8, 2008, the Bronco negotiating committee met telephonically to review the status of the transaction. A representative of Johnson Rice updated the committee on industry developments since the date of the initial merger agreement and the communications between Bronco and Allis-Chalmers, including their discussions regarding first quarter 2008 results and the expectation that a revised offer might be made following the Allis-Chalmers board meeting on May 21, 2008. The Johnson Rice representative, together with Mr. Treadwell and a representative of Akin Gump, then reviewed with the negotiating committee the SEC filings made by, and telephone calls received from, certain Bronco stockholders and other matters relating to the pending transaction. In light of communications by Allis-Chalmers and RBC to Bronco management and Johnson Rice representatives that a revised offer would be considered at the May 21, 2008 Allis-Chalmers board meeting, the negotiating committee deferred further action with respect to the transaction in expectation of a proposal from Allis-Chalmers to change the terms of the merger.

On May 9, 2008, the Bronco board of directors held its regularly scheduled meeting. At the meeting, the Bronco negotiating committee updated the full board on the status of the pending merger transaction, including the committee’s expectation that Allis-Chalmers would present a proposal regarding changes to the merger terms following the May 21, 2008 Allis-Chalmers board meeting. Consequently, the Bronco board of directors deferred further action with respect to the transaction in expectation of such proposal from Allis-Chalmers.

On May 12, 2008, representatives of Bronco, Allis-Chalmers, Johnson Rice and RBC held a telephone conference to further discuss Bronco’s first quarter 2008 financial results. During the call, Mr. Hidayatallah again communicated that the Allis-Chalmers board of directors was planning to meet on May 21, 2008 to review and discuss Bronco’s results. He also stated his expectation that the Allis-Chalmers board, at that meeting, would consider an increase in the merger consideration to be paid in the proposed merger. Mr. Hidayatallah confirmed that representatives of Allis-Chalmers would call Bronco management immediately after the meeting to discuss the results of such meeting.

On May 15, 2008, RBC informed Johnson Rice that the May 21, 2008 Allis-Chalmers board meeting had been rescheduled for May 23, 2008 due to scheduling conflicts involving its board members.

On May 19, 2008, representatives of Allis-Chalmers and Bronco held a telephone conference to discuss Allis-Chalmers’ additional questions relating to Bronco’s first quarter 2008 results and continuing operations.

On May 23, 2008, the Allis-Chalmers board of directors met to discuss the status of the merger and the possibility of increasing the merger consideration, and Mr. Hidayatallah again updated the board regarding discussions with Bronco. Representatives of RBC and Andrews Kurth were also in attendance. The board asked RBC questions about the Bronco first quarter results and several recent developments in Bronco’s business, including Bronco’s higher than expected capital expenditures and the resulting effect on Bronco’s cash position and level of debt. The board also focused on the quality of Bronco’s accounts receivable. Mr. Hidayatallah informed the board that the lack of liquidity in the Challenger minority investment and the lack of an exit strategy, together with issues with certain aged accounts receivable of Bronco, might result in Allis-Chalmers lowering the tangible book value of Bronco in its purchase price allocation at closing. The excess purchase price over tangible assets would be allocated to intangible assets to be determined on the closing date. The board then discussed various alternatives with respect to the merger. Given the developments relating to Bronco, the board resolved to take no action at that time with respect to the terms of the merger.

Following the meeting, a representative of RBC advised a representative of Johnson Rice that the Allis-Chalmers board had decided not to propose any changes to the merger terms at such time.

On May 28, 2008, Bronco’s negotiating committee met with members of Bronco management and representatives of Johnson Rice and Akin Gump to further review the status of the pending merger, including Allis-Chalmers’ decision to not propose revised merger terms. Following lengthy discussions, the negotiating committee directed management to send a letter to Allis-Chalmers describing the continued opposition of certain significant holders of Bronco stock to the $16.33 per share merger consideration contemplated by the initial merger agreement in light of the increased stock prices of Bronco and its peers and proposing to meet and discuss the options available to the two companies if Allis-Chalmers was not prepared to increase the value of the merger consideration to at least $19.00 per share. The letter was delivered to Allis-Chalmers on the morning of May 29, 2008 and requested a response from Allis-Chalmers by the close of business on June 3, 2008.

Later on May 29, 2008, RBC was instructed by Mr. Hidayatallah to convey to Johnson Rice a proposal for changed merger terms, which Mr. Hidayatallah believed would be acceptable to the Allis-Chalmers board. Specifically, the proposed changes included (1) an increase in the stock portion of the merger consideration to 16,440,000 shares of Allis-Chalmers common stock, with such number being fixed and not subject to adjustment based on the trading price of Allis-Chalmers stock, and (2) a decrease in the cash portion of the merger consideration from $280 million to $200 million. This proposal represented an overall increase of approximately $41.5 million in the aggregate value of the merger consideration from approximately $437.8 million under the terms of the initial merger agreement to approximately $479 million, or $17.88 per share of Bronco common stock, based on the closing price of Allis-Chalmers common stock on May 29, 2008. The proposal also included structural changes to the merger terms intended to make the transaction tax free to Bronco’s stockholders with respect to shares of Allis-Chalmers common stock received in the merger. The proposal was conditioned upon Third Avenue entering into a voting agreement in support of the merger.

During the afternoon of May 29, 2008, following receipt of this proposal from Allis-Chalmers, the Bronco negotiating committee convened a telephonic meeting. Also attending this meeting were members of Bronco management and representatives of Johnson Rice and Akin Gump. A representative of Johnson Rice made a detailed presentation regarding the Allis-Chalmers proposal. The committee questioned Johnson Rice regarding the proposal and discussed various counter-proposals, including increasing the aggregate value of the consideration to be received by Bronco’s stockholders in the proposed merger, establishing a floor for Allis-Chalmers’ stock price to protect Bronco’s stockholders in the event that Allis-Chalmers’ stock price dropped below a specified level and clarifying that the merger structure would be revised to ensure the tax free treatment of the stock portion of the merger consideration to be received by Bronco’s stockholders. Since the Allis-Chalmers proposal was conditioned upon receiving a voting agreement from Third Avenue, the Bronco negotiating committee also considered it advisable to ascertain Third Avenue’s position with respect to the proposal, including its willingness to enter into a voting agreement in support of the merger, before the Bronco negotiating committee finalized a counter-proposal and responded to Allis-Chalmers. The negotiating committee then directed a representative of Akin Gump to contact Third Avenue to discuss whether Third Avenue would enter into a confidentiality agreement with Bronco to allow those discussions to take place. A representative of Akin Gump had previously asked a representative of Third Avenue on several occasions if Third Avenue would be willing to enter into a confidentiality agreement to facilitate an open discussion of the transaction, but Third Avenue had declined such requests.

On May 29, 2008, following the meeting of the negotiating committee, a representative of Akin Gump again contacted a representative of Third Avenue to discuss its willingness to enter into a confidentiality agreement with Bronco. The representatives agreed to continue their discussions the following morning.

During the morning of May 30, 2008, a representative of Third Avenue advised a representative of Akin Gump that Third Avenue would like to speak with Allis-Chalmers or RBC before entering into a confidentiality agreement with Bronco. Later that morning during a telephone conversation, Mr. Harrison advised Mr. Hidayatallah that Bronco viewed the May 29, 2008 offer as insufficient and unlikely to be approved by Bronco’s stockholders. Mr. Hidayatallah then advised Mr. Harrison that the Allis-Chalmers board would be meeting later on May 30, 2008 to reconsider the terms of the merger and that if the Allis-Chalmers board were to approve changes in the merger terms, Bronco would be receiving a new proposal after that meeting. He also informed Mr. Harrison that he did not feel it was necessary for Allis-Chalmers or RBC to speak with Third Avenue, and that he expected the new proposal from Allis-Chalmers to not be contingent on delivery of a voting agreement by Third Avenue.

On May 30, 2008, the Allis-Chalmers board of directors again met to discuss the status of the merger and the possibility of increasing the merger consideration, and Mr. Hidayatallah again updated the board regarding the ongoing discussions with Bronco. Representatives of RBC and Andrews Kurth were also in attendance. Mr. Hidayatallah presented to the board a draft letter regarding a proposal to change the terms of the merger agreement. The key components of the proposal were a change in the merger consideration to $200.0 million in cash and 16,750,000 shares of Allis-Chalmers common stock, such number to be fixed, and a restructuring of the merger such that the receipt of the stock portion of the merger consideration would be tax-free to Bronco’s stockholders. Based on the closing price of Allis-Chalmers common stock on May 30, 2008 and 26,808,502 shares of Bronco common stock outstanding, the merger consideration proposed in Mr. Hidayatallah’s draft letter amounted to approximately $18.19 per share of Bronco common stock. Andrews Kurth also presented to the board a draft of an amendment to the initial merger agreement reflecting the proposal. The Allis-Chalmers board, in discussions with representatives of RBC, considered the proposed changes to the merger terms. Representatives of RBC informed the board that, given the terms being discussed and assuming that the terms finally negotiated between Allis-Chalmers and Bronco were not different in any respect material to RBC’s analysis, RBC expected to be able to deliver its opinion that, subject to assumptions, qualifications and limitations similar to those contained in its January 23, 2008 opinion as to the fairness, from a financial point of view, to Allis-Chalmers of the consideration provided for in the initial merger agreement, the revised merger consideration was fair, from a financial point of view, to Allis-Chalmers. Taking into account Bronco’s first quarter results and higher than expected capital expenditures in connection with its Challenger joint venture investment in Libya, when balanced against the increased trading price of the common stock of Bronco and its peers, as well as the board’s continued belief that the merger would provide strategic benefits to Allis-Chalmers, the board approved the proposed changes to the merger terms and the form of the amendment to the merger agreement that would implement such changes, and authorized Mr. Hidayatallah to deliver it to Bronco.

Later on May 30, 2008 Allis-Chalmers delivered to Bronco a letter from Mr. Hidayatallah proposing aggregate merger consideration of $200.0 million in cash and 16,750,000 shares of Allis-Chalmers common stock. In this letter, Mr. Hidayatallah noted that (1) the increased stock component enabled the stock portion of the transaction to be structured on a tax free basis for the Bronco stockholders and enabled Bronco’s stockholders to have a chance to participate more fully in the potential upside from the strategic and accretive combination and (2) the net leverage of the combined company would be lower due to the decreased cash component. The May 30, 2008 proposal reflected an increase in the value of the merger consideration to be received by Bronco’s stockholders to $18.19 per share of Bronco common stock, based on the closing price of Allis-Chalmers common stock on May 30, 2008. Allis-Chalmers stated in its letter that its offer would expire at 7:00 p.m. on June 1, 2008.

The Bronco negotiating committee met in the evening of May 30, 2008, to discuss Allis-Chalmers’ May 30, 2008 proposal. A representative of Akin Gump reviewed the terms of Allis-Chalmers’ proposal with the committee. The Akin Gump representative also stated that Akin Gump received from Andrews Kurth a draft amendment to the initial merger agreement reflecting the terms of the May 30, 2008 revised offer and a request to provide comments to the draft amendment in advance of the meeting of the board of directors of Allis-Chalmers scheduled for June 1, 2008. A representative of Johnson Rice then discussed the structure and components of the proposed merger consideration from a financial point of view. The Johnson Rice representative reiterated that, under Allis-Chalmers’ proposed changes to the terms of the merger, Bronco stockholders would receive a fixed number of shares of Allis-Chalmers common stock rather than a floating number of shares, with a fixed aggregate value, as provided in the initial merger agreement. As a result, the value of the stock portion of the merger consideration would float with the value of Allis-Chalmers common stock, allowing Bronco’s stockholders to participate in the upside in the value of Allis-Chalmers common stock should the price of Allis-Chalmers common stock increase. He also noted that the year-to-date and 52-week high closing prices for Allis-Chalmers common stock were $18.37 and $28.10, respectively, and that at those levels the value of the merger consideration would be valued at $18.94 and $25.02, respectively. The Johnson Rice representative also noted that the revised merger consideration proposal would cause Bronco’s stockholders to bear the risk of any decrease in Allis-Chalmers’ stock price. The Johnson Rice representative stated his expectation that the transaction would continue to be viewed as accretive to the combined company and that the trading price of Allis-Chalmers common stock should respond positively to the revised merger consideration in the event that Bronco were to accept Allis-Chalmers’ proposal. A representative of Akin Gump then discussed the terms of the draft amendment to the initial merger agreement proposed by Allis-Chalmers, including an additional provision imposing a 12-business day period between the satisfaction or waiver of all closing conditions, including the stockholder vote, and the closing of the merger, rather than the one business day contemplated by the initial merger agreement. A discussion ensued regarding the risks to Bronco associated with such delay in closing and, following such discussion, the negotiating committee rejected the provision. The Akin Gump representative then discussed the timing requested by Allis-Chalmers with respect to Bronco’s response to the Allis-Chalmers proposal.

The negotiating committee then discussed with Messrs. Harrison, Dubberstein, Graves and Treadwell and the representatives of Johnson Rice the Allis-Chalmers proposal and possible responses to the proposal. Following lengthy discussion, the negotiating committee directed the Johnson Rice representative to relate to Allis-Chalmers through RBC its request that the cash portion of the merger consideration be increased by $21 million, bringing the aggregate cash portion of the merger consideration to be paid by Allis-Chalmers to Bronco stockholders to $221 million, resulting in merger consideration of approximately $19.00 per share of Bronco common stock based on the closing price of Allis-Chalmers common stock on May 30, 2008. On May 30, 2008 following the meeting of the negotiating committee, the Johnson Rice representative contacted a representative of RBC and related Bronco’s counter-proposal to Allis-Chalmers requesting a $21 million increase in the cash portion of the merger consideration. The next morning, on May 31, 2008, the RBC representative, at the instruction of Mr. Hidayatallah, advised Johnson Rice that Bronco’s request for the $21 million cash increase had been rejected by Allis-Chalmers based on, among other things, Allis-Chalmers’ belief that the revised structure of the merger consideration would allow Bronco’s stockholders to participate in any upside in the value of Allis-Chalmers common stock, which could feasibly result in merger consideration in excess of $19.00 per share, as well as certain other financial aspects of the transaction considered by Allis-Chalmers, including Bronco’s first quarter results and increased debt levels.

On May 31, 2008, the negotiating committee convened a meeting to discuss Allis-Chalmers’ response to Bronco’s counter-proposal. Also attending were representatives of Bronco management. Representatives of Akin Gump and Johnson Rice attended by telephone. A representative of Johnson Rice advised the committee of Allis-Chalmers’ rejection of the request for an increase in the cash portion of the merger consideration and communicated Allis-Chalmers’ reasons for its decision. The Johnson Rice representative then discussed with the negotiating committee Johnson Rice’s preliminary financial analysis of Allis-Chalmers’ May 30, 2008 proposal. The negotiating committee then discussed Bronco’s short- and long-term goals, including Bronco’s stated goals of becoming a large, diversified company and expanding its international presence, and concluded that the transaction, on the revised terms, appeared to continue to advance those goals. The Johnson Rice representative stated that based on its preliminary analysis, the proposed merger, on the revised terms proposed by Allis-Chalmers on May 30, 2008, appeared to be fair, from a financial point of view, to Bronco stockholders. The Johnson Rice representative then stated that Johnson Rice would continue with its analysis and expected to be in the position to deliver, if requested, its final fairness opinion to the Bronco board of directors on June 1, 2008. The negotiating committee then decided to meet with the full board of directors of Bronco as soon as possible to update the board on the status of negotiations with Allis-Chalmers, determine the board’s position with respect to the revised merger consideration proposal and further develop its negotiation position.

A joint meeting of the negotiating committee and the full board of directors of Bronco was convened that afternoon following the conclusion of the negotiating committee meeting. Messrs. Dubberstein, Graves and Treadwell were in attendance at the meeting. Representatives of Johnson Rice and Akin Gump participated in the meeting by telephone. The Bronco board was updated regarding the status of negotiations with Allis-Chalmers. A representative of Johnson Rice then reviewed Johnson Rice’s preliminary financial analysis with respect to the terms of Allis-Chalmers’ May 30, 2008 proposal. The Bronco board of directors and management of Bronco then discussed the future of Bronco, its short- and long-term goals and whether the proposed merger, on the revised terms, was in the best interest of Bronco and its stockholders. The Johnson Rice representative noted that no other potential bidders had contacted either Johnson Rice or Bronco since the January 2008 announcement of the proposed merger with Allis-Chalmers. A representative of Akin Gump discussed with the board of directors the terms of the proposed amendment to the initial merger agreement. Following such discussion, the Bronco negotiating committee instructed Johnson Rice to convey to Allis-Chalmers through RBC a counter-proposal requesting (1) the establishment of a floor to Allis-Chalmers stock price with respect to the stock portion of the merger consideration to be received by Bronco stockholders, (2) the elimination of the 12-business day period between the satisfaction or waiver of all conditions to closing and the closing of the merger and (3) elimination of the termination fee to be received by Allis-Chalmers in the event Bronco common stock traded above the value of the merger consideration for a specified period of time and Bronco’s board of directors modified its recommendation to Bronco stockholders with respect to the merger. The Johnson Rice representative was also instructed to re-issue Bronco’s request for an additional increase in the aggregate value of the merger consideration to be received by Bronco’s stockholders in the merger. During the evening of May 31, 2008, the Johnson Rice representative contacted a representative of RBC with the request that Bronco’s counter-proposal be related to Allis-Chalmers. Later that night, upon hearing back from an RBC representative who was acting at the direction of Mr. Hidayatallah, Johnson Rice informed Bronco that Allis-Chalmers had rejected Bronco’s request for a floor to Allis-Chalmers’ stock price, but agreed to increase the fixed number of Allis-Chalmers shares to be issued in the merger to 16,846,500, thereby raising the value of the aggregate merger consideration to be received by Bronco stockholders to $18.25 per share of Bronco common stock based on the closing price of Allis-Chalmers common stock on May 30, 2008.

Later that night, representatives of Akin Gump, as instructed by the Bronco negotiating committee, distributed to Andrews Kurth a revised draft of the proposed amendment to the initial merger agreement reflecting the issues discussed during the board meeting, negotiations between Bronco and Allis-Chalmers that evening and certain additional comments. Representatives of Akin Gump and Andrews Kurth continued to negotiate the remaining points of the proposed amendment to the initial merger agreement that night and during the morning of June 1, 2008. During the morning of June 1, 2008, representatives of Andrews Kurth informed representatives of Akin Gump that Allis-Chalmers had rejected Bronco’s requested changes to the termination fee, but agreed to withdraw its proposal to delay the closing of the merger by 12 business days and accepted certain other technical changes to the amendment proposed by Bronco.

On June 1, 2008, Andrews Kurth circulated to the Allis-Chalmers board of directors the then current draft of the amendment to the initial merger agreement, which provided for aggregate merger consideration of $200.0 million in cash and 16,846,500 shares of Allis-Chalmers common stock and contained provisions that would serve to make the stock component of the merger consideration tax free to Bronco’s stockholders. Later on June 1, 2008, the Allis-Chalmers board of directors met telephonically to consider the terms of the amendment to the initial merger agreement. Representatives of RBC and Andrews Kurth were also in attendance. Mr. Hidayatallah updated the board regarding the previous day’s discussions among the parties and stated that he continued to believe that the merger would provide business and strategic benefits to Allis-Chalmers and would be in the best interests of its stockholders. Representatives of RBC reviewed RBC’s analysis of the fairness of the revised merger consideration, from a financial point of view, to Allis-Chalmers. These representatives also delivered RBC’s oral opinion (which was subsequently confirmed in writing on June 1, 2008) that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in RBC’s written opinion, the revised merger consideration was fair, from a financial point of view, to Allis-Chalmers (the full text of RBC’s written opinion is set forth in Annex B to this joint proxy statement/prospectus and should be read carefully in its entirety in conjunction with the information contained in “The Merger — Opinion of Allis-Chalmers’ Financial Adviser,” beginning on page 58).

The Allis-Chalmers board of directors then discussed the information it had received and the terms, potential benefits and potential risks associated with the amended merger agreement, including the fact that the value of the merger consideration was no longer fixed and would fluctuate with the value of Allis-Chalmers common stock. Following this discussion, the board determined that the merger, on the terms set forth in the amended merger agreement, continued to be advisable and in the best interests of Allis-Chalmers and its stockholders, approved the amended merger agreement, and voted to recommend that Allis-Chalmers stockholders approve the issuance of shares of Allis-Chalmers common stock in the merger, in each case subject to the approval of the amended merger agreement by Bronco’s board of directors.

Also on June 1, 2008, the board of directors and the negotiating committee of Bronco held a joint meeting to consider the proposed amendment to the initial merger agreement, a copy of which had been provided to each director prior to the meeting. All Bronco directors and members of the negotiating committee participated in the meeting in person. Messrs. Dubberstein, Graves and Treadwell attended the meeting in person and representatives of Akin Gump and Johnson Rice participated telephonically. An Akin Gump representative then led the Bronco board and the negotiating committee through a review of the terms of the final draft of the proposed amendment to the initial merger agreement and other legal matters. Members of the Bronco board and the negotiating committee asked questions and discussed the terms of the proposed amendment throughout Akin Gump’s presentation. A Johnson Rice representative then led the Bronco board and the negotiating committee through Johnson Rice’s financial analysis regarding the fairness to Bronco’s stockholders of the proposed amendment to the initial merger agreement. The Johnson Rice representative informed the Bronco board and negotiating committee that under the terms of the proposed amendment, the total consideration to be received by Bronco stockholders in the merger would have a value of $18.25 per share of Bronco’s common stock based on the closing price of Allis-Chalmers common stock on May 30, 2008, as compared to the $18.18 per share closing price of Bronco’s common stock on May 30, 2008 and the $16.33 per share value under the terms of the initial merger agreement. The Bronco board and the negotiating committee asked questions and engaged in discussion throughout Johnson Rice’s presentation. Upon completion of the discussion, the Johnson Rice representative delivered Johnson Rice’s oral opinion, which was confirmed in writing later that day, that subject to specified assumptions and limitations, the merger consideration to be received by the holders of Bronco common stock in the merger contemplated by the amended merger agreement (other than Allis-Chalmers, Merger Sub and their respective subsidiaries and affiliates) was fair, from a financial point of view, to such holders. The full text of Johnson Rice’s written fairness opinion, dated as of June 1, 2008, is set forth in Annex C to this joint proxy statement/prospectus and should be read carefully in its entirety in conjunction with the information contained in “The Merger — Opinion of Bronco’s Financial Adviser,” beginning on page 70.

The Bronco board and the negotiating committee then engaged in discussions with representatives of Johnson Rice and Akin Gump regarding the terms of the proposed amendment to the initial merger agreement, including the reasons for the proposed amendment, the related advantages and disadvantages thereto and other issues relating to the proposed amendment and the transaction. With the benefit of the foregoing presentation, advice and discussion, the negotiating committee, having deliberated regarding the terms of the proposed amendment to the initial merger agreement, unanimously resolved that the merger and the merger agreement, as amended, and the other transactions contemplated thereby were advisable and in the best interest of Bronco and its stockholders and recommended that the Bronco board declare the advisability of the merger, the merger agreement, as amended, and the other transactions contemplated thereby, approve the merger, the merger agreement, as amended, and the other transactions contemplated thereby and recommend that Bronco’s stockholders adopt the merger agreement, as amended.

Following the receipt of the recommendation of the negotiating committee, the Bronco board deliberated and, based on its review of all the relevant factors, including without limitation the terms of the merger agreement, as amended, the business prospects of, and alternatives available to, Bronco, the unanimous recommendation of the negotiating committee, the fairness opinion and the related presentation by Johnson Rice, unanimously determined that the merger, the merger agreement, as amended, and the other transactions contemplated thereby were advisable and in the best interest of Bronco and its stockholders and approved the merger, the merger agreement, as amended, and the other transactions contemplated thereby, recommended that stockholders of Bronco adopt the merger agreement, as amended, and directed that the merger agreement, as amended, be submitted for adoption to the Bronco stockholders at the Bronco Meeting.

On June 1, 2008, Allis-Chalmers, Bronco and Merger Sub executed the amendment to the initial merger agreement.

On June 2, 2008, before the opening of trading in their respective stocks, Allis-Chalmers and Bronco issued a joint press release publicly announcing their entry into an amendment to their previously announced initial merger agreement.

Recommendation of the Allis-Chalmers Board of Directors and Its Reasons for the Merger

The Allis-Chalmers board of directors, at a special meeting held on June 1, 2008, determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Allis-Chalmers and its stockholders and approved the merger and the merger agreement. The Allis-Chalmers board of directors recommends that Allis-Chalmers stockholders vote FOR the issuance of the shares of Allis-Chalmers common stock in the merger.

Terms of the Merger Agreement and Merger Consideration

In reaching its decision to approve the merger agreement and recommend the issuance of shares of Allis-Chalmers common stock in the merger, the Allis-Chalmers board of directors considered the following factors relating to the terms of the merger agreement:

•	the form of the merger consideration consists of a fixed amount of cash and a fixed number of shares of Allis-Chalmers common stock, and therefore permits Allis-Chalmers to project its expected capital structure and indebtedness immediately following the merger;

•	the written opinion of RBC to the Allis-Chalmers board of directors dated June 1, 2008 that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the merger consideration was fair, from a financial point of view, to Allis-Chalmers (the full text of RBC’s written opinion is set forth in Annex B to this joint proxy statement/prospectus and should be carefully read in its entirety in conjunction with the information contained in “The Merger— Opinion of Allis-Chalmers’ Financial Adviser,” beginning on page 58), as well as the analyses performed by RBC in connection with its fairness opinion and reviewed with the board;

•	the structure of the merger transaction, which generally is not taxable to Allis-Chalmers or its stockholders;

•	the potential to reduce the company’s weighted average cost of capital as a larger entity with the increased use of leverage, and the availability of financing that, subject to the satisfaction of specified conditions, would provide Allis-Chalmers with the ability to borrow the funds necessary to pay the cash component of the merger consideration, repay outstanding Bronco debt and expenses relating to the merger, and to borrow for general corporate purposes; and

•	the fact that, aside from stockholder approval, filings with the SEC and compliance with the Hart-Scott-Rodino Act, there did not appear to be any conditions to closing in the merger agreement that would be expected to result in a significant delay in completing the merger.

Strategic and Other Considerations

In addition to the factors listed above, the Allis-Chalmers board of directors considered the following strategic and other factors:

•	the opportunity for Allis-Chalmers to grow strategically in a single transaction, and the potential advantages of a single larger transaction when compared to incremental growth through equipment purchases and smaller acquisitions, which could require significantly more management time and resources;

•	the potential to enhance international growth opportunities by relocating newly acquired and certain underutilized drilling and workover rigs of Bronco to the international markets;

•	the complementary nature of the business of Bronco, including its assets, domestic and international geographic scope and customer base, and the potential to integrate Bronco’s business efficiently with the Allis-Chalmers business;

•	the potential efficiencies from greater economies of scale, savings on the procurement of materials and employee benefits and the elimination of redundant public company expenses;

•	the potential for enhanced future earnings and growth prospects when compared to Allis-Chalmers’ prospects as a smaller company on a stand-alone basis;

•	the fact that the number of shares of common stock to be issued in the merger is fixed, although the aggregate value of those shares will fluctuate;

•	the level of earnings and cash flow accretion expected as a result of the merger based on management’s forecast;

•	the expectation that Allis-Chalmers would be the acquirer of Bronco for generally accepted accounting purposes, and that Allis-Chalmers’ accounting policies would generally remain the same for the combined company;

•	the opportunity to diversify Allis-Chalmers’ asset base and service offerings and mitigate some of the risks of its operations and revenue sources;

•	the advantages of expanding the stockholder base and market capitalization of the combined company, as well as the float of the Allis-Chalmers common stock;

•	the opportunity in a tight labor market to retain substantially all of Bronco’s non-executive management employees, many of whom have skills and experience needed by Allis-Chalmers and are expected to continue their employment with the combined company;

•	for purposes of integrating the two businesses after the merger, Allis-Chalmers’ ability to apply its experience with successfully integrating the operations, assets and employees of its previous smaller acquisitions; and

•	the execution risks associated with completing other potential acquisitions.

Risks of the Merger

The Allis-Chalmers board of directors also considered the following potential risks related to the merger with Bronco, but concluded that the anticipated benefits from the merger with Bronco were likely to outweigh these risks:

•	possible difficulties in integrating the operations of the two businesses, including possible loss of key employees, disruption in ongoing operations, and loss of or reduction in business from customers;

•	the significant level of indebtedness of the combined company immediately following the merger, which could subject the combined company to additional risk in the event of a downturn in its business, limit its flexibility or otherwise limit future growth and expansion opportunities;

•	the risk of diverting management focus and resources from operational matters while working to implement the merger and the integration of the combined company post-merger;

•	the substantial transaction costs associated with the merger, including change of control payments and other transaction costs;

•	additional exposure to declines in volatile U.S. natural gas prices; and

•	other matters described under “Risk Factors,” beginning on page 26 and risks incorporated by reference herein.

The preceding list of factors considered is not intended to be exhaustive. After due consideration of the potential benefits and risks and other information, the Allis-Chalmers board of directors determined, in its judgment, that the merger is in the best interests of Allis-Chalmers and its stockholders. The Allis-Chalmers board of directors did not quantify or assign relative weight to the factors considered in reaching its conclusion but approved the merger based on the totality of the information it reviewed and considered. Individual directors may have given different weight to different factors.

This description of the factors considered by the Allis-Chalmers board of directors and all other information presented in this section is forward-looking in nature, and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page 32.

Recommendation of the Bronco Board of Directors and Its Reasons for the Merger

The Bronco board of directors, at a special meeting held on June 1, 2008, unanimously determined that the merger agreement and the other transactions contemplated by the merger agreement were advisable and in the best interests of Bronco and its stockholders, unanimously approved the merger agreement, the merger and the transactions contemplated thereby and directed that the merger agreement be submitted for adoption by the Bronco stockholders at the Bronco Meeting. The Bronco board of directors unanimously recommends that Bronco stockholders vote FOR adoption of the merger agreement.

Terms of the Merger Agreement and Merger Consideration

In reaching its decision to approve and recommend the merger agreement for adoption by the Bronco stockholders, the Bronco board of directors considered the following factors relating to the terms of the merger agreement, the merger and merger consideration:

•	the merger consideration per share represented a significant premium per share to the closing sales price of shares of Bronco common stock as of the last trading day prior to the execution of the initial merger agreement and to the ten days’ average closing sale price of Bronco common stock prior to the execution of the initial merger agreement, and a premium over the closing sale price of shares of Bronco common stock as of the last trading day prior to the execution of the amendment;

•	the form of the aggregate merger consideration is a combination of cash and a fixed number of shares of Allis-Chalmers common stock based on an exchange ratio that provides Bronco stockholders with the ability to participate in any increase in the value of Allis-Chalmers common stock prior to the closing of the merger and in the future growth and increases in future value of the combined company while at the same time providing immediate value through the cash component of the merger consideration;

•	the financial analyses of Johnson Rice, and its opinion that, as of June 1, 2008 and based upon and subject to the assumptions, qualifications and limitation set forth in the opinion, the merger consideration to be received by Bronco stockholders (other than Allis-Chalmers, Merger Sub and their respective subsidiaries and affiliates) was fair, from a financial point of view, to such stockholders;

•	the terms of the merger agreement that permit Bronco to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for an alternative business combination, and that permit the Bronco board of directors to withdraw its recommendation of the merger agreement to Bronco stockholders and terminate the merger agreement if Bronco receives a superior offer, in each case subject to certain specific conditions set forth in the merger agreement, including in certain cases payment of a $10 million termination fee;

•	the merger agreement has no financing condition and the belief that Allis-Chalmers has the ability to fund the merger and on-going operations, based in large part on the commitment letter from RBC to provide Allis-Chalmers with funds necessary to fund the merger, among other things;

•	other terms and conditions of the merger agreement, including the likelihood that the merger would be completed in a timely manner, taking into account any regulatory and other approvals required in connection with the merger (including under the Hart-Scott-Rodino Act); and

•	the merger is expected to qualify as a tax free “reorganization” for U.S. federal income tax purposes such that it is not taxable to Bronco stockholders with respect to the stock portion of the merger consideration.

Strategic and Other Considerations

In addition to the factors listed above, the Bronco board of directors considered the following strategic and other factors:

•	the belief that the combined company would have enhanced future earnings and growth prospects when compared to Bronco’s prospects on a stand-alone basis based on the complementary nature of the two companies’ asset bases as well as the critical mass that would be gained in the merger in terms of assets, geographic coverage and customer base;

•	for many of the same reasons, the belief that the combined company would benefit from the larger and more diverse asset class due to the increased and broader geographic presence that would be gained as a result of the merger;

•	substantially all of Bronco’s non-executive management employees are expected to be offered continued employment with the combined company;

•	Allis-Chalmers’ history of successfully integrating the operations, assets and employees from its past acquisitions, although on a much smaller scale than the merger;

•	the belief that Allis-Chalmers would be considered the acquirer of Bronco for generally accepted accounting purposes and the possible effects of Allis-Chalmers’ accounting policies on the financial reporting of the combined company; and

•	the financial condition, results of operations, business and prospects of each of Allis-Chalmers and Bronco, after taking into account, in the case of Allis-Chalmers, its general familiarity with their business and the results of Bronco’s due diligence review.

Risks and Challenges of the Merger

The Bronco board of directors also considered the following potential risks and challenges related to the merger, but concluded that the anticipated benefits from the merger with Allis-Chalmers were likely to outweigh these risks and challenges:

•	the possibility that the combined company could encounter difficulties in integrating the operations of the two businesses that could result in, among other things, loss of key employees, disruption in the combined company’s ongoing business and loss or reduced business from customers;

•	the significant level of indebtedness that the combined company will have after the merger, which could limit its flexibility or otherwise impede its growth and expansion opportunities;

•	the number of shares of Allis-Chalmers common stock comprising the stock consideration in the merger is fixed and the value of those shares will fluctuate, and therefore Bronco stockholders cannot be sure of the value of the merger consideration;

•	the ability and speed at which Allis-Chalmers management team can integrate the cultures of the two organizations, particularly in light of the tight labor market in which the companies operate;

•	the limitations imposed on Bronco’s ability to solicit alternative business transactions prior to closing or termination of the merger agreement, including the requirement to pay a $10 million termination fee under certain circumstances;

•	the risk of diverting management focus and resources from operational matters while working to implement the merger or the combined company’s integration efforts post-merger;

•	the substantial transaction costs associated with the merger;

•	certain directors and the executive officers of Bronco will receive certain benefits that are different from, and in addition to, those of other Bronco stockholders, as more particularly described in “The Merger — Interests of Directors and Executive Officers of Bronco in the Merger,” beginning on page 77; and

•	certain of the other matters described under “Risk Factors,” beginning on page 26.

Although the preceding list of factors considered is not intended to be exhaustive, in the judgment of the Bronco board of directors, the potential benefits of the merger outweigh the risks and the potential disadvantages. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Bronco board of directors did not quantify or assign relative weight to the factors considered in reaching its conclusion. Rather, the Bronco board of directors views its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual Bronco directors may have given different weight to different factors.

It should be noted that this explanation of the reasoning of the Bronco board of directors and all other information presented in this section is forward-looking in nature, and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page 32.

Opinion of Allis-Chalmers’ Financial Adviser

General Information Regarding RBC’s Fairness Opinion

On June 1, 2008, RBC, in its capacity as financial adviser to Allis-Chalmers, rendered its written opinion to Allis-Chalmers’ board of directors that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the merger consideration per share of Bronco common stock (defined in RBC’s opinion and this section as the amount of cash, without interest, to be determined by the formula specified in the amended merger agreement, and the number of fully paid and nonassessable shares of Allis-Chalmers common stock equal to the exchange ratio specified in the amended merger agreement, to be received by Bronco stockholders for each of their shares) was fair, from a financial point of view, to Allis-Chalmers. The full text of RBC’s written opinion, dated June 1, 2008, is attached to this joint proxy statement/prospectus as Annex B. RBC’s opinion was approved by the RBC M&A Fairness Opinion Committee. Upon the execution of the amended merger agreement, RBC’s opinion dated June 1, 2008 superseded for all purposes RBC’s opinion dated January 23, 2008 with respect to the fairness to Allis-Chalmers, from a financial point of view, of the consideration to be paid by Allis-Chalmers under the initial merger agreement (referred to in RBC’s June 1, 2008 opinion and this section as the “Prior Opinion”). All references in this section to RBC’s opinion are references to RBC’s June 1, 2008 opinion except for specific references to the Prior Opinion. This summary of RBC’s opinion is qualified in its entirety by reference to the full text of the opinion. Allis-Chalmers stockholders are urged to read the RBC opinion carefully and in its entirety.

RBC’s opinion was addressed to, and provided for the information and assistance of, the Allis-Chalmers board of directors in connection with its evaluation of the merger. RBC’s opinion did not address the merits of Allis-Chalmers’ underlying decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which Allis-Chalmers might engage. RBC’s opinion and its related analysis reviewed with Allis-Chalmers’ board of directors were only two of many factors taken into consideration by Allis-Chalmers’ board of directors in making its determination to approve the merger. RBC’s opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the merger.

RBC’s opinion addressed solely the fairness, from a financial point of view, of the merger consideration to Allis-Chalmers, and did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the merger agreement, nor did it address, and RBC expressed no opinion with respect to, Allis-Chalmers’ solvency or the impact thereon of the bridge financing for the merger (referred to below in this section and described in more detail under the heading “Financing of the Merger,” beginning on page 107) or the merger. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of the officers, directors, or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all information that was publicly available to RBC and all of the financial, legal, tax, operating, and other information provided to or discussed with RBC by Allis-Chalmers or Bronco (including, without limitation, the financial statements and related notes thereto of each of Allis-Chalmers and Bronco, respectively). RBC did not assume responsibility for independently verifying, and did not independently verify, this information. RBC assumed that the financial projections and forecasts (referred to in RBC’s opinion and this section as the “Forecasts”) of Allis-Chalmers and the combined post-merger company provided by Allis-Chalmers’ management (including forecasts provided to RBC by Allis-Chalmers with respect to certain cost and revenue synergies expected to be realized from the merger), and of Bronco, prepared by its management, and reviewed by RBC, were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Allis-Chalmers or Bronco (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). RBC expressed no opinion as to the Forecasts or the assumptions on which they were based. RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of Allis-Chalmers or Bronco, and RBC was not furnished with any such valuations or appraisals (except that an independent June 2007 appraisal of Bronco’s drilling rigs, performed for Bronco, was provided to Allis-Chalmers and RBC as part of the merger due diligence process but was not considered relevant by RBC in connection with the analyses it performed for purposes of its opinion). In addition, RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Allis-Chalmers or Bronco. Additionally, RBC did not investigate, and made no assumption regarding, any litigation or other claims affecting Allis-Chalmers or Bronco.

In rendering its opinion, RBC assumed, in all respects material to its analysis, that all conditions to the consummation of the merger would be satisfied without waiver and also assumed that the executed version of the merger agreement would not differ, in any respect material to its opinion, from the proposed execution version RBC reviewed.

RBC’s opinion spoke only as of the date it was rendered, was based on the conditions as they existed and information with which RBC was supplied as of such date, and was without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. RBC has not undertaken to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and does not have an obligation to update, revise or reaffirm its opinion. Unless otherwise noted, all analyses were performed based on market and other information available as of May 30, 2008, the last trading day preceding the finalization of RBC’s analysis. RBC expressed no opinion as to the prices at which Allis-Chalmers or Bronco common stock had traded or would trade following the announcement of the merger nor the price at which Allis-Chalmers common stock would trade following the consummation of the merger.

For the purpose of rendering its opinion, RBC undertook the review and inquiries it deemed necessary and appropriate under the circumstances, including:

•	reviewing the financial terms of the proposed execution version of the merger agreement received by it on June 1, 2008;

•	reviewing and analyzing certain publicly available financial and other data with respect to Allis-Chalmers and Bronco and certain other relevant historical operating data relating to Allis-Chalmers and Bronco made available to RBC from published sources and from the internal records of Allis-Chalmers and Bronco;

•	reviewing the Forecasts;

•	conducting discussions with members of the senior management of Allis-Chalmers and Bronco with respect to the business prospects and financial outlook of Allis-Chalmers and Bronco as standalone entities as well as the strategic rationale and potential benefits of the merger;

•	reviewing Wall Street research estimates regarding the potential future performance of Allis-Chalmers and Bronco as standalone entities;

•	reviewing the reported prices and trading activity for Allis-Chalmers common stock and Bronco common stock; and

•	performing other studies and analyses as RBC deemed appropriate.

In arriving at its opinion, in addition to reviewing the matters listed above, RBC performed the following analyses:

•	RBC performed a valuation analysis of each of Allis-Chalmers and Bronco as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of Allis-Chalmers and Bronco as well as research price target analysis with respect to Allis-Chalmers and precedent transaction analysis with respect to Bronco; and

•	RBC performed a pro forma combination analysis, determining the potential impact of the merger on the projected 2008 earnings per share of Allis-Chalmers as a standalone entity.

The following is a summary of the material financial analyses performed by RBC in connection with the preparation of its opinion. The summary of the analyses used by RBC contained in this section includes information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Implied Merger Consideration Value and Related Implied Data

For purposes of its analyses, RBC used $18.25 as the implied value of the merger consideration per share of Bronco common stock, comprised of $7.46 per share in cash and $10.79 per share in Allis-Chalmers common stock. In the case of the stock component of the merger consideration, this implied value of $10.79 per share was based on an implied exchange ratio of 0.628 shares of Allis-Chalmers common stock per share of Bronco common stock (which was based on the fixed aggregate number of 16,846,500 shares of Allis-Chalmers common stock issuable under the terms of the amended merger agreement and the closing stock price of $17.17 per share of Allis-Chalmers common stock on May 30, 2008, the last trading date preceding the finalization of RBC’s analysis) and 32.1% as the pro forma percentage of the number of fully-diluted shares of Allis-Chalmers outstanding immediately following the effective time of the merger that would be owned by the former Bronco stockholders.

RBC’s determination of an implied value of $18.25 for the merger consideration was based on data available to it as of May 30, 2008 and does not represent a prediction on RBC’s part of the actual value of the merger consideration on any subsequent date prior to or following the completion of the merger.

In its analyses, RBC took into account the fact that these implied values per Bronco share, and other implied data, were based, in part, on factors that are subject to potential change between May 30, 2008 and the effective time of the merger:

•	under the formula specified in the merger agreement, the cash component of the merger consideration per share of Bronco common stock is equal to the quotient resulting from dividing (x) $200 million by (y) the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time (excluding any shares held by Bronco, Allis-Chalmers on any of their respective wholly-owned subsidiaries and including any dissenting shares and any shares issued prior to the effective time in connection with Bronco’s stock options);

•	under the formula specified in the merger agreement, the number of shares of Allis-Chalmers common stock issuable for each share of Bronco common stock is equal to an exchange ratio which is determined by a fraction (x) the numerator of which is 16,846,500 shares of Allis-Chalmers common stock, and (y) the denominator of which is the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time (calculated in the same manner as for determining the per-share cash component of the merger consideration); and

•	the actual percentage of Allis-Chalmers outstanding fully-diluted shares owned by the former Bronco stockholders immediately following the effective time will depend on (x) the number of fully-diluted shares of Allis-Chalmers’ common stock outstanding immediately prior to the effective time, and (y) the aggregate number of shares of its common stock issued by Allis-Chalmers in the merger.

For purposes of its analyses, RBC used data available to it on May 30, 2008, including the closing sale prices of Allis-Chalmers and Bronco common stock and information from each company as to its respective capitalization. However, RBC also took into account, in its analyses, the facts that the amount of $200 million to be issued in calculating the per-share cash component of the merger consideration limits the aggregate amount of cash to be paid by Allis-Chalmers and the aggregate number of shares of Allis-Chalmers common stock to be issued in the merger is limited to 16,846,500.

RBC also took into account the fact that the total number of shares that the merger agreement permits Bronco to issue prior to the effective time of the merger would not affect the aggregate amount of cash or the aggregate number of shares of Allis-Chalmers common stock to be paid or issued (as the case may be) in the merger nor the $18.25 implied value of the merger consideration per Bronco share derived by RBC as of May 30, 2008.

Allis-Chalmers Standalone Valuation Analysis

RBC used several methodologies to derive a current standalone valuation for Allis-Chalmers in order to determine, as of May 30, 2008, the relationship between the current market valuation of Allis-Chalmers and its valuation as determined by other selected metrics. In this analysis, RBC used the $17.17 closing sale price per share of Allis-Chalmers common stock on the NYSE on May 30, 2008, or the 5/30/08 Allis-Chalmers Price. RBC noted that the 5/30/08 Allis-Chalmers Price was near the middle of the range of low ($9.73) to high ($27.80) closing sales prices of Allis-Chalmers common stock on the NYSE for the preceding 52-week period.

Research Price Target Analysis.  Using information available through Bloomberg and Thomson Research regarding the most recent Wall Street research reports issued with respect to Allis-Chalmers (including RBC’s research report), RBC identified estimated targets for the price of Allis-Chalmers common stock ranging from $15.00 to $23.00 per share, as compared to the 5/30/08 Allis-Chalmers Price of $17.17.

Comparable Company Analysis.  RBC prepared a comparable company analysis of certain implied multiples of Allis-Chalmers in relation to the corresponding implied multiples of a group of publicly-traded companies that RBC deemed for purposes of its analysis to be comparable to Allis-Chalmers.

RBC reviewed the relevant metrics of the following publicly-traded oilfield services companies (with their metrics adjusted, as applicable, in two cases, to reflect recently-completed or pending acquisitions):

•	Basic Energy Services, Inc.

•	Complete Production Services, Inc.

•	Oil States International, Inc.

•	RPC, Inc.

•	Superior Well Services, Inc.

•	TETRA Technologies, Inc.

•	W-H Energy Services, Inc.

In this analysis, RBC compared the total enterprise value, or TEV, and market capitalization of Allis-Chalmers implied by the 5/30/08 Allis-Chalmers Price, expressed as a multiple of Allis-Chalmers’ latest twelve months, or LTM, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income, respectively, and of its fiscal 2008 projected EBITDA and projected net income, respectively, to the corresponding multiples of the selected comparable companies (excluding Basic Energy Services, Inc., by reason of its pending combination with Grey Wolf, Inc.) implied by the respective public trading prices of their common stock. Estimated and projected EBITDA and net income were based on Allis-Chalmers management estimates and projections in the case of Allis-Chalmers and, in the case of the comparable companies, on consensus research estimates obtain from IBES (Institutional Brokers’ Estimate System, a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors) except where company projections were publicly available.

RBC defined TEV as total market capitalization as of May 30, 2008 plus net debt (defined by RBC as total debt less cash (other than restricted cash, where identified as such) and cash equivalents, and preferred stock and minority interests, where applicable), using Allis-Chalmers balance sheet data as of March 31, 2008 per Allis-Chalmers management’s estimate and latest publicly-available balance sheet data for the comparable companies. Calculations of Allis-Chalmers’ TEV as a multiple of EBITDA were based on fully-diluted shares outstanding as of May 30, 2008, using the treasury stock method, based on Allis-Chalmers management’s capitalization information, and calculations of Allis-Chalmers’ market capitalization were derived using the 5/30/08 Allis-Chalmers Price.

The following table presents, as of May 30, 2008, Allis-Chalmers’ implied TEV-to-EBITDA and Market Capitalization-to-Net Income multiples, as determined on the basis of the 5/30/08 Allis-Chalmers Price, and the corresponding multiples for the comparable companies, as determined on the basis of their respective stock prices, for the periods reviewed by RBC in connection with its analysis:

									Allis-Chalmers
									(5/30/08
	Comparable Companies								Allis-Chalmers
	Min.		Mean		Median		Max.		Price)

TEV as a multiple of:
LTM EBITDA	6.4	x	8.1	x	8.2	x	9.4	x	6.9	x
2008E EBITDA	5.7	x	6.8	x	6.8	x	8.1	x	6.1	x
Market Capitalization as a multiple of:
LTM Net Income	12.4	x	18.5	x	17.2	x	27.6	x	14.9	x
2008E Net Income	12.0	x	16.1	x	16.3	x	21.7	x	12.3	x

Using the minimum and maximum multiples of the comparable companies reflected in the table above, RBC also calculated a range of implied stock prices of Allis-Chalmers common stock and compared those implied stock prices to the 5/30/08 Allis-Chalmers Price. The following table sets forth the results of this analysis:

	Allis-Chalmers
	Implied Stock
	Price Per
	Comparable
	Companies’		Allis-Chalmers
	Multiples		(5/30/08
	Low	High	Allis-Chalmers Price)

TEV as a multiple of:
LTM EBITDA	$14.69	$28.73	$17.17
2008E EBITDA	$15.03	$27.67	$17.17
Market Capitalization as a multiple of:
LTM Net Income	$14.25	$31.61	$17.17
2008E Net Income	$16.81	$30.28	$17.17

Discounted Cash Flow Analysis.  RBC performed a discounted cash flow, or DCF, analysis of Allis-Chalmers to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Allis-Chalmers could generate, based on (i) estimates of Allis-Chalmers’ management for Allis-Chalmers EBITDA for the nine months ending December 31, 2008, plus each of the fiscal years 2009 through 2012, and (ii) the present value of the projected terminal value, based on a multiple of projected EBITDA for fiscal year 2012. RBC defined terminal value as the estimated present value of the stand-alone unlevered, after-tax free cash flows that could be generated in perpetuity from fiscal 2013 onward.

DCF analyses are analyses of the present value of the projected unlevered free cash flows of the subject company for the periods using the indicated discount rate. Unlevered free cash flows are cash flows that would, prior to the servicing of the interest on the subject company’s outstanding debt, be available for distribution to the equity holders of the subject company.

RBC’s DCF analysis on Allis-Chalmers was based on terminal value EBITDA multiples ranging from 4.0x to 5.0x and applied discount rates reflecting a weighted-average cost of capital, or WACC, of 10.0% to 15.0%. RBC defined WACC as the cost of equity plus the after-tax cost of debt, weighted for capital structure using industry standard practices. The range of discount rates used in this analysis was based on RBC’s estimate of the equity cost of capital of Allis-Chalmers after taking into account Bloomberg’s estimated five-year (three-year, in the case of Allis-Chalmers) betas of Allis-Chalmers and the selected comparable publicly traded oilfield services companies used in the Comparable Company Analysis for Allis-Chalmers on a standalone basis, described above. The projections of terminal value EBITDA multiples were based upon RBC’s judgment as well as its review of the publicly available business and financial information, and the respective financial and the respective business characteristics of Allis-Chalmers and the comparable publicly traded oilfield services companies used in the Comparable Company Analysis for Allis-Chalmers on a standalone basis, described above.

After adjusting for Allis-Chalmers’ current leverage, these calculations indicated implied per-share equity values for Allis-Chalmers ranging from $17.95 to $30.62, as compared to the 5/30/08 Allis-Chalmers Price.

Bronco Standalone Valuation Analysis

RBC used several methodologies to derive a current standalone valuation for Bronco in order to determine, as of May 30, 2008, the relationship between the market valuation of Bronco and its valuation as determined by other selected metrics. In this analysis, RBC used the $13.41 closing sales price per share of Bronco common stock on Nasdaq on January 23, 2008, or the Unaffected Bronco Price, the $18.18 closing sales price per share of Bronco common stock on Nasdaq on May 30, 2008, or the 5/30/08 Bronco Price, as well as the $18.25 implied value of the merger consideration per Bronco share. The valuation methodologies that RBC used for these analysis were the same as those used for the RBC standalone valuation of Allis-Chalmers except that: (i) RBC did not perform a research price target analysis because, in RBC’s view, the most recent Wall Street research reports issued with respect to Bronco had taken into account the pendency of the merger provided for in the original January 23, 2008 merger agreement and were therefore not indicative of Bronco’s estimated share value as a standalone company; and (ii) RBC additionally used a selected precedent transaction analysis in the case of its standalone valuation of Bronco since Bronco is being acquired by Allis-Chalmers in the merger. RBC noted that the Unaffected Bronco Price was near the bottom of the range of low ($12.65) to high ($18.18) closing sales prices of Bronco common stock on Nasdaq for the preceding 52-week period.

Comparable Company Analysis.  RBC prepared a comparable company analysis of certain implied multiples of Bronco in relation to the corresponding implied multiples of a group of publicly-traded companies that RBC deemed for purposes of its analysis to be comparable to Bronco.

RBC reviewed the relevant metrics of the following publicly-traded U.S. and International land drilling companies (with their metrics adjusted, as applicable, in one case, to reflect recently-completed or pending acquisitions and, in one case, for conversion from foreign currency into U.S. dollars):

•	Grey Wolf, Inc.

•	Patterson-UTI Energy, Inc.

•	Pioneer Drilling Co.

•	Savanna Energy Services Corp.

•	Saxon Energy Services, Inc.

•	Union Drilling, Inc.

•	Unit Corp.

In this analysis, RBC compared the TEV of Bronco implied by the $18.25 implied value of the merger consideration per Bronco share, expressed as a multiple of Bronco’s LTM Adjusted EBITDA and LTM Adjusted net income, respectively, and its fiscal 2008 projected Adjusted EBITDA (as defined below) and projected net income, respectively, to the corresponding multiples of the selected comparable companies (excluding Grey Wolf, Inc. by reason of its pending combination with Basic Energy Services, Inc. and Saxon Energy Services, Inc. by reason of its pending acquisition by a corporation controlled by Schlumberger Limited and First Reserve Corporation), implied by the respective trading prices of their common stock. Estimated and projected EBITDA and net income were based on Bronco management estimates and projections in the case of Bronco and, in the case of the comparable companies, on IBES consensus research estimates except where company projections were publicly available. Adjusted EBITDA represented Bronco’s EBITDA, adjusted by RBC to include investment income projected by Bronco management from an international minority equity investment beginning in the first quarter of 2008, the effect of which RBC annualized in determining LTM EBITDA (but excluding a one-time gain projected by Bronco management for that quarter relating to the sale of certain assets to the international entity).

RBC defined TEV in the same manner as for its standalone valuation of Allis-Chalmers, using Bronco balance sheet data as of March 31, 2008 per Bronco management’s estimate and latest publicly-available balance sheet data for the comparable companies. Calculations of Bronco’s TEV as a multiple of Adjusted EBITDA were based on fully-diluted shares outstanding as of May 30, 2008, using the treasury stock method, based on Bronco management’s capitalization information, and calculations of Bronco’s market capitalization were derived from the 5/30/08 Bronco Price.

The following table presents, as of May 30, 2008, Bronco’s implied TEV-to-Adjusted EBITDA and Market Capitalization-to-Net Income or Adjusted Net Income (as applicable) multiples, as determined on the basis of the $18.25 implied value of the merger consideration per Bronco share, and the corresponding multiples for the comparable companies, as determined on the basis of their respective stock prices, for the periods reviewed by RBC in connection with its analysis:

									Bronco
	Comparable Companies								(Implied Per Share
	Min.		Mean		Median		Max.		Merger Consideration)

TEV as a multiple of:
LTM EBITDA	5.0	x	7.0	x	6.0	x	11.8	x	5.4	x
2008E Adjusted EBITDA	5.0	x	6.6	x	5.9	x	10.6	x	5.2	x
Market capitalization as a multiple of:
LTM Net Income	10.6	x	15.9	x	13.6	x	25.5	x	13.6	x
2008E Net Income	10.5	x	15.9	x	15.1	x	21.0	x	14.2	x

Using the minimum and maximum multiples of the comparable companies reflected in the table above, RBC also calculated a range of implied stock prices of Bronco common stock and compared those implied stock prices to the $18.25 implied value of the merger consideration per Bronco share. The following table sets forth the results of this analysis:

	Bronco
	Implied Stock
	Price Per
	Comparable		Bronco
	Companies’ Multiples		(Implied Per Share
	Low	High	Merger Consideration)

TEV as a multiple of:
LTM Adjusted EBITDA	$16.55	$42.90	$18.25
2008E Adjusted EBITDA	$17.42	$39.88	$18.25
Market capitalization as a multiple of:
LTM Adjusted Income	$14.23	$34.18	$18.25
2008E Net Income	$13.51	$27.04	$18.25

Selected Precedent Transaction Analysis.  RBC reviewed the financial terms of certain recent merger and acquisition transactions in the U.S. land drilling sector since 2002, as reported in SEC filings, public company disclosures and other publicly-available sources:

RBC selected transactions announced since 2002 where the target companies were involved in the U.S. land drilling sector. Although none of the selected precedent transactions involved businesses that are directly comparable to Bronco’s business, each of the target businesses involved in the selected precedent transactions had land drilling operations in the United States and RBC determined that the operations of the target businesses involved in the selected transactions as a whole for purposes of analysis may be considered comparable to Bronco’s operations. Based on these criteria, the following sixteen transactions were selected, of which five (denoted with an asterisk next to the target’s name) had publicly-disclosed EBITDA data for the target.

Date Announced	Acquiror	Target

04/21/08	Schlumberger Ltd/First Reserve Corp	Saxon Energy Services Inc. *
10/10/07	Patterson-UTI Energy Incorporated	Undisclosed
06/13/07	Trinidad Energy Services Income Trust	P.C. Axxis LLC; DPR International LLC *
03/15/07	Basic Energy Services Inc	Sledge Drilling Holding Corp. *
08/28/06	Blast Energy Services Inc	Eagle Domestic Drilling Operations LLC *
06/20/06	Savanna Energy Services Corp	Western Lakota Energy Services Inc *
04/11/06	Union Drilling Inc	National Oilwell Varco
01/17/06	Chesapeake Energy Corporation	Martex Drilling Company LLP
11/30/05	Trinidad Energy Services Income Trust	Cheyenne Drilling LP *
09/02/05	Bronco Drilling Co Inc	Thomas Drilling Co
08/08/05	Unit Corporation	Texas Wyoming Drilling Inc
12/08/04	Patterson-UTI Energy Incorporated	Key Energy Services Incorporated
11/11/04	Pioneer Drilling Company	Wolverine Drilling Inc
06/29/04	Unit Corporation	Tom Brown Incorporated; Sauer Drilling Co.
03/08/04	Grey Wolf Incorporated	New Patriot Drilling Inc
11/21/03	Unit Corporation	Serdrilco Inc
03/21/02	Unit Corporation	CREC Rig Equipment and CDC Drilling Co.

RBC reviewed the transaction values of the five asterisked selected precedent transactions listed above as a multiple of LTM EBITDA of each of the target companies. This analysis resulted in a range of multiples from a minimum of 2.4x to a maximum of 10.1x LTM EBITDA, with median and mean values of 4.9x and 5.9x LTM EBITDA, respectively. Based on its analysis of the multiples calculated for the selected precedent transactions, including qualitative judgments involving non-mathematical considerations, RBC determined an implied per share equity value range for Bronco of $6.80 to $36.36, with a median of $16.49 and a mean of $19.98, as compared to the $18.25 implied value of the merger consideration per Bronco share.

Discounted Cash Flow Analysis.  RBC performed a DCF analysis of Bronco to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Bronco could generate based on (i) estimates of Bronco’s management for Bronco EBITDA for the nine months ending December 31, 2008, plus each of the fiscal years 2009 through 2012, and (ii) the present value of the projected terminal value, based on a multiple of projected EBITDA for fiscal year 2012. RBC defined terminal value in the same manner as for its standalone valuation of Allis-Chalmers.

RBC’s DCF analysis on Bronco was based on terminal value EBITDA multiples ranging from 4.0x to 5.0x and applied discount rates reflecting a WACC of 10.0% to 15.0%. The range of discount rates used in this analysis was based on RBC’s estimate of the equity cost of capital of Bronco after taking into account Bloomberg’s estimated five-year betas of Bronco and the selected comparable publicly traded land drilling services companies used in the Comparable Company Analysis for Bronco on a standalone basis, described above. The projections of terminal value EBITDA multiples were based upon RBC’s judgment as well as its review of the publicly available business and financial information, and the respective financial and business characteristics of Bronco and the comparable publicly traded land drilling companies used in the Comparable Company Analysis and the targets in the selected precedent transactions in the land drilling industry used in the Selected Precedent Transaction Analysis for Bronco on a standalone basis, described above.

After adjusting for Bronco’s current leverage, these calculations indicated implied per-share equity values for Bronco ranging from $19.44 to $26.50, as compared to the $18.25 per share implied value of the merger consideration per Bronco share.

Pro Forma Combination Analysis

Assumptions Used.  To analyze the pro forma potential impact of the merger on Allis-Chalmers, RBC performed an accretion/dilution analysis. For purposes of this analysis, RBC used a December 31, 2007 illustrative closing date for the merger, the following assumptions derived from the formula specified in the merger agreement for determining the merger consideration, and information as of May 30, 2008 related to the implied value of the merger consideration under that formula, and related data, as described above under “Implied Merger Consideration and Related Implied Data:”

•	$489.3 million as the implied value of the aggregate merger consideration, comprising an aggregate cash component of $200 million and an aggregate stock component of $289.3 million; and

•	$18.25 as the implied value of the merger consideration per share of Bronco common stock, comprising $7.46 in cash consideration and $10.79 in stock consideration; and

•	0.628 per Bronco share as the implied exchange ratio for the stock component of the merger consideration, based on an aggregate of 16,846,500 shares of Allis-Chalmers common stock issuable to the Bronco stockholders.

RBC also assumed, in performing its pro forma combination analysis, $350 million of senior unsecured financing, amortized over ten years, at a 9.50% interest rate to finance the cash component of the merger consideration, refinance a portion of existing Bronco debt and pay transaction fees and expenses (RBC assumed that such financing would be drawn down at the closing of the merger in lieu of the bridge financing for which RBC’s parent company, Royal Bank, subsequently issued its financing commitment to Allis-Chalmers on January 23, 2008; see “Financing of the Merger,” beginning on page 107).

In addition, RBC’s pro forma combination analysis was based on: (i) the unaudited balance sheets of Allis-Chalmers and Bronco as of March 31, 2008; (ii) fiscal 2008 and 2009 earnings of Allis-Chalmers and Bronco, as projected by the companies’ respective managements; (iii) the Forecasts provided by Allis-Chalmers management as to the revenue and cost synergies expected to be realized from the merger; and (iv) an amount of aggregate non-recurring one-time fees and expenses associated with the merger and the financing, as determined from the projections of Allis-Chalmers’ and Bronco’s respective managements.

RBC’s pro forma combination analysis does not represent a prediction on RBC’s part of the actual financial effect of the merger on the stock price, financial performance or any other metrics of Allis-Chalmers following the merger and was based on the assumptions set forth herein and elsewhere in this section.

Analysis.  RBC analyzed the potential pro forma effect of the merger on the 2008 and 2009 projected earnings per fully-diluted post-merger share of Allis-Chalmers, determined on the basis of generally accepted accounting principles, as provided by Allis-Chalmers management, or Projected Allis-Chalmers 2008 EPS and Projected Allis-Chalmers 2009 EPS. Based on the 5/30/08 Allis-Chalmers Price of $17.17 and the other assumptions used by RBC in its pro forma combination analysis, as summarized above, RBC determined that the merger could be expected to be approximately $0.13, or 9.4%, accretive to Allis-Chalmers Projected 2008 EPS, and approximately $0.49, or 27.0%, accretive to Allis-Chalmers Projected 2009 EPS.

RBC also performed separate sensitivity analyses to determine the potential impact on Projected Allis-Chalmers 2008 EPS and Projected Allis-Chalmers 2009 EPS, respectively, using a range of illustrative possible aggregate number of shares of Allis-Chalmers common stock to be issued in the merger from 13.85 million to 17.0 million, a range of illustrative possible Bronco 2008 and 2009 EBITDA, and a range of alternative synergy assumptions (including zero), resulting in a range of implied values of the merger consideration per share of Bronco common stock of a minimum of approximately $16.33 to a maximum of approximately $18.35 and an accretion/dilution range of a minimum of approximately 1.6% dilution to a maximum of approximately 22.7% accretion for Allis-Chalmers Projected 2008 EPS, and a minimum of approximately 15.4% accretion to a maximum of approximately 41.2% accretion for Allis-Chalmers Projected 2009 EPS.

Overview of Analyses; Other Considerations

In reaching its opinion, RBC did not assign any particular weight to any one analysis or the results yielded by that analysis. Rather, having reviewed these results in the aggregate, RBC exercised its professional judgment in determining that, based on the aggregate of the analyses used and the results they yielded, the merger consideration was fair, from a financial point of view, to Allis-Chalmers. RBC believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analyses and, accordingly, also made qualitative judgments concerning differences between the characteristics of Allis-Chalmers and Bronco respectively, and the merger, and the data selected for use in its analyses, as further discussed below.

No single company or transaction used in the above analyses as a comparison is identical to Allis-Chalmers or Bronco, or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of RBC providing an opinion as to the fairness of the merger consideration, from a financial point of view, to Allis-Chalmers and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be acquired, which are inherently subject to uncertainty.

The opinion of RBC as to the fairness, from a financial point of view, of the merger consideration to Allis-Chalmers was necessarily based upon market, economic, and other conditions that existed as of the date of its opinion and on information available to RBC as of that date.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Several analytical methodologies were used by RBC and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBC were based on all the analyses and factors presented herein taken as a whole and also on application of RBC’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

In connection with its analyses, RBC made, and was provided by Allis-Chalmers’ management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Allis-Chalmers. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Allis-Chalmers or its advisers, none of Allis-Chalmers, RBC or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Allis-Chalmers selected RBC to serve as its financial adviser with respect to the merger and render its opinion based on RBC’s experience in mergers and acquisitions and in securities valuation generally. Allis-Chalmers, in selecting RBC as its financial adviser, and Allis-Chalmers’ board, in receiving RBC’s opinion, took into consideration prior financial advisory and financing services that RBC and Royal Bank had performed for Allis-Chalmers, as further discussed below in this section.

RBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBC may act as a market maker and broker in the publicly-traded securities of Allis-Chalmers and/or Bronco and receive customary compensation, and may also actively trade the securities of Allis-Chalmers and/or Bronco for its own account and the accounts of its customers, and, accordingly, RBC and its affiliates may hold a long or short position in such securities.

Under its December 18, 2007 engagement agreement with Allis-Chalmers, RBC became entitled to receive a fee of $1 million upon the delivery of the Prior Opinion without regard to whether the merger is consummated. In addition, if the merger is consummated, RBC will become entitled to a further fee of $5 million against which the opinion fee will be credited. If, in connection with the merger not being completed, Allis-Chalmers receives a termination fee, RBC will be entitled to 20% (subject to a maximum of $2 million) of that fee in cash, when it is received by Allis-Chalmers, less the aggregate of all expenses incurred by Allis-Chalmers in connection with the merger, all expenses of RBC that have been reimbursed by Allis-Chalmers under the terms of RBC’s engagement and the fee paid by Allis-Chalmers to RBC for the delivery of its opinion. In the event the merger is not completed, RBC will be entitled to receive a similar fee for any fairness opinion requested by Allis-Chalmers in connection with any other transaction or series of transactions whereby, directly or indirectly, capital stock of Bronco or any of its assets is transferred to Allis-Chalmers, its shareholders, any of its subsidiaries or any company of which Allis-Chalmers is a subsidiary, and a similar contingent transaction fee if such other transaction or series of transaction is consummated at any time pursuant to a definitive agreement, letter of intent or other evidence of commitment entered into during the term of RBC’s engagement or within twelve months thereafter. In addition, regardless of whether the merger closes, or any such other transaction occurs, Allis-Chalmers has also agreed to reimburse RBC for its reasonable out-of-pocket expenses and to indemnify it against liability that may arise out of services performed by RBC as financial adviser, including without limitation, liabilities arising under the federal securities laws.

RBC has provided investment banking and financial advisory services to Allis-Chalmers in the past, for which it received customary fees, including, in the past two years, as financial adviser in connection with

Allis-Chalmers’ 2006 acquisitions of DLS Drilling Logistics & Services Corporation and Oil & Gas Rental Services, Inc., its 2007 sale of its Capillary Tubing Business and a potential acquisition transaction that was mutually abandoned by the parties, as well as sole book-running manager for Allis-Chalmers’ public offerings of equity securities in 2006 and 2007 and debt securities in 2006 (two offerings) and 2007. In addition, Royal Bank has extended financing to Allis-Chalmers in the past, including, in the past two years, a $300 million bridge financing in 2006 (subsequently repaid) and $17.5 million of a $90 million revolving credit facility in 2007 (currently outstanding) for which RBC acts as the lead arranger and administrative agent and is paid customary fees for such services.

Under the terms of the engagement agreement providing for RBC to act as its financial advisor, Allis-Chalmers has agreed that, to the extent it seeks to raise any term debt or equity financing in connection with the merger, either through public markets or by private placement, it will provide RBC with the right, but not the obligation, to act as not less than lead book-running manager for an equity offering, lead manager/placement agent for a public debt offering or lead agent for bank financing, as applicable, in each case on terms and conditions acceptable to Allis-Chalmers. Under the terms of financing commitment documents executed on June 1, 2008, summarized under the heading “Financing of the Merger,” beginning on page 107, and which superseded financing commitment documents executed on January 28, 2008, Royal Bank and GSCP have each committed to provide (subject to the terms and conditions of their respective commitments) 50% of an senior unsecured bridge financing to Allis-Chalmers of up to $350 million (which could be syndicated among other lenders) to finance the cash component of the merger consideration as well as to refinance certain Bronco debt, to pay related fees and expenses, and for up to $50 million for working capital and other general corporate purposes, to the extent permitted by the loan documentation. If the bridge financing is funded, Royal Bank and GSCP will receive specified interest (increasing over time) on the principal advanced by it. In addition, if the bridge financing is funded, Royal Bank (as administrative agent), Goldman Sachs & Co., or GS, and their respective affiliates (including RBC and GS as joint lead arrangers and joint lead book-runners) will receive a rateable share of the following fees: (i) customary structuring and funding fees payable at the closing of the bridge financing (subject to a refunding schedule for the funding fee if the bridge financing is repaid in full within 180 days of funding); (ii) a customary rollover fee based on the aggregate principal amount (if any) of the bridge financing outstanding on the first anniversary of the closing; and (iii) annual administrative fees so long as any of the bridge financing is outstanding. In addition, Royal Bank, and GSCP will be entitled to a rateable share of a customary commitment fee on the date on which Allis-Chalmers acquires all or substantially all the capital stock or assets of Bronco regardless of the source of the financing. In the event that the bridge financing is replaced as a source of financing for the merger prior to the effective time, or funded prior to the effective time but refinanced thereafter, by a senior secured note offering (as described below in this paragraph), a fee structure appropriate to that offering would apply in lieu of the fee structure described above. In addition, Allis-Chalmers has agreed to reimburse certain expenses of Royal Bank, GSCP and their respective affiliates in connection with their bridge financing commitments and if, in connection with the merger not being completed, Allis-Chalmers receives a termination fee, Royal Bank for the account of Royal Bank and GSCP, will be entitled to payment of those expenses as if the closing of the bridge financing had occurred (subject to an aggregate specified maximum percentage of the termination fee), in cash, when such termination fee is received by Allis-Chalmers. Further, Allis-Chalmers has engaged RBC and GS to act as exclusive joint lead underwriters, joint book-runners and joint placement agents and/or initial purchasers in connection with any offering of senior notes which will either replace the bridge financing or, if the bridge financing is funded, be used to refinance any amounts outstanding under the bridge financing. RBC and GS will receive customary fees in connection with any such senior notes offering. Allis-Chalmers has also agreed, in connection with the bridge financing and any other financing provided or arranged, or co-provided or co-arranged, by Royal Bank, GS or any of their respective affiliates to reimburse their expenses and to indemnify them for certain liabilities that may arise in connection with such services.

In light of RBC’s prior services to Allis-Chalmers and the financial advisory and financing roles of RBC and Royal Bank for Allis-Chalmers in connection with the merger, RBC anticipates that it and/or its affiliates (including Royal Bank) may be selected by Allis-Chalmers to provide investment banking and financial advisory, and/or financing and financing services, that may be required by Allis-Chalmers in the future, regardless of whether the merger is successfully completed. RBC has not received any fees from Bronco in the past, will not receive any fees from Bronco in connection with the merger, and does not have any agreement or understanding with Bronco regarding any services to be performed by RBC now or in the future.

Opinion of Bronco’s Financial Adviser

Bronco retained Johnson Rice to act as its financial adviser and to provide a financial fairness opinion to the Bronco board of directors in connection with the merger. The Bronco board of directors selected Johnson Rice to act as its financial adviser based upon Johnson Rice’s qualifications, reputation and experience in connection with mergers and acquisitions. The Bronco board of directors instructed Johnson Rice, in its role as financial adviser, to evaluate the fairness to Bronco stockholders, from a financial point of view, of the merger consideration to be paid by Allis-Chalmers to such stockholders pursuant to the initial merger agreement, and in connection with the execution of the amendment to the initial merger agreement on June 1, 2008, pursuant to such amendment.

On June 1, 2008, Johnson Rice delivered its oral opinion to the board of directors of Bronco to the effect that, as of that date and based upon and subject to factors and assumptions set forth in its opinion, which were discussed with the Bronco board of directors, the consideration to be received by the holders of Bronco common stock in the merger (other than Allis-Chalmers, Merger Sub and their respective subsidiaries and affiliates) to be determined by the formula specified in the amendment to the merger agreement was fair, from a financial point of view, to such holders. Johnson Rice subsequently confirmed its opinion in writing by a letter dated June 1, 2008. The full text of Johnson Rice’s written opinion, dated June 1, 2008, is attached to this joint proxy statement/prospectus as Annex C. Johnson Rice’s opinion was approved by Johnson Rice’s Fairness Opinion Committee. Upon the execution of the amendment to the initial merger agreement Johnson Rice’s opinion dated June 1, 2008 superseded for all purposes Johnson Rice’s opinion dated January 23, 2008 with respect to the fairness to Bronco stockholders, from a financial point of view, of the consideration to be paid by Allis-Chalmers under the initial merger agreement dated January 23, 2008 (referred to in this section as the Prior Opinion). All references in this section to Johnson Rice’s opinion are references to Johnson Rice’s June 1, 2008 opinion except for specific references to the Prior Opinion. The opinion speaks only as of the date it was delivered and not as of the time the merger will be completed. The opinion does not reflect changes that may occur or may have occurred after June 1, 2008, which could significantly alter the value of Bronco or Allis-Chalmers or the respective trading prices of shares of their common stock, which are factors on which Johnson Rice’s opinion was based.

The full text of the Johnson Rice fairness opinion, dated June 1, 2008, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this document by reference. The summary of the Johnson Rice fairness opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Johnson Rice fairness opinion. Bronco stockholders should read the Johnson Rice fairness opinion carefully and in its entirety. In arriving at its opinion, Johnson Rice did not ascribe a specific value to Bronco, but rather made its determination as to the fairness, from a financial point of view, of the merger consideration to be paid by Allis-Chalmers to Bronco stockholders in the merger on the basis of the financial and comparative analyses described below. Johnson Rice’s opinion is for the use and benefit of the Bronco board of directors and was rendered to the Bronco board of directors in connection with its consideration of the merger. The opinion does not address the merits of the underlying decision of the Bronco board of directors to proceed with or effect the merger or other transactions contemplated by the merger agreement. Moreover, it does not constitute a recommendation by Johnson Rice to any Bronco stockholder as to whether the stockholders should vote to approve the merger. Johnson Rice was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Bronco, nor was Johnson Rice requested to consider, and its opinion does not address, the relative merits of the merger compared to any alternative business strategies that might exist for Bronco or the effect of any other transaction in which Bronco might engage.

In connection with rendering its opinion described above, Johnson Rice reviewed, among other things:

•	the merger agreement dated as of January 23, 2008 and a draft of the amendment thereto, dated as of June 1, 2008;

•	certain publicly available financial statements and other information concerning Bronco, including Bronco’s Annual Reports on Form 10-K for the years ended December 31, 2005, December 31, 2006, and December 31, 2007, Bronco’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and March 31, 2008, Bronco’s Current Reports on Form 8-K filed for 2006, 2007 and 2008, and Bronco’s Registration Statement on Form S-3 filed on May 22, 2007;

•	certain other internal information, primarily financial in nature, concerning the business and operations of Bronco furnished to Johnson Rice by Bronco, including financial forecasts;

•	certain publicly available information concerning the trading of, and the trading market for, Bronco common stock;

•	certain publicly available financial statements and other information concerning Allis-Chalmers, including Allis-Chalmers’ Annual Reports on Form 10-K for the years ended December 31, 2004, December 31, 2005, December 31, 2006, and December 31, 2007, Allis-Chalmers’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and March 31, 2008, Allis-Chalmers’ Current Reports on Form 8-K filed in 2006, 2007 and 2008, and Allis-Chalmers’ Registration Statement on Form S-3 filed on October 11, 2007;

•	certain other internal information, primarily financial in nature, concerning the business and operations of Allis-Chalmers furnished to Johnson Rice by Allis-Chalmers, including detailed financial forecasts for 2008 and 2009 and summary forecasts for 2008-2012;

•	certain publicly available information concerning the trading of, and the trading market for, Allis-Chalmers common stock;

•	certain publicly available information with respect to certain other companies that Johnson Rice believes to be comparable to Bronco and Allis-Chalmers and the trading markets for certain of such other companies’ securities;

•	publicly available research reports and earnings estimates as well as information concerning future operating and financial performance of Bronco, Allis-Chalmers, and the comparable companies prepared by industry experts unaffiliated with either Bronco or Allis-Chalmers; and

•	certain publicly available information concerning the nature and terms of certain other transactions considered relevant to the inquiry.

In addition, Johnson Rice made such other analyses and examinations as Johnson Rice deemed appropriate or necessary and had discussions with certain officers and employees of Bronco and Allis-Chalmers regarding the foregoing, as well as other matters believed to be relevant to the inquiry. In addition, Johnson Rice attended and participated in a formal due diligence session hosted by the management teams of each of Allis-Chalmers and Bronco at which each management team delivered its company presentation. Johnson Rice also participated in several telephonic due diligence sessions hosted by Allis-Chalmers and Bronco management to update their respective financial results and forecasts.

Johnson Rice did not independently verify any of the foregoing information and has relied on it being complete and accurate in all material respects. With respect to the financial forecasts, Johnson Rice has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Bronco’s and Allis-Chalmers’ management as to the future financial performance of Bronco and Allis-Chalmers, respectively, and that the financial results reflected in such forecasts will be realized in the amounts and at the times projected. Johnson Rice has also assumed that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Bronco, Allis-Chalmers or the contemplated benefits of the merger. Johnson Rice did not express any opinion as to what the value of Allis-Chalmers common stock actually will be when issued pursuant to the merger or the price at which the Allis-Chalmers common stock will trade at any time. In addition, Johnson Rice did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Bronco or Allis-Chalmers, nor has Johnson Rice evaluated the solvency or fair value of Bronco or Allis Chalmers under any state or federal laws relating to bankruptcy, insolvency or similar matters. Johnson Rice did not conduct any physical inspection of the properties or assets of Bronco or Allis-Chalmers. Johnson Rice did not perform any tax analysis, nor was Johnson Rice furnished with any such analysis, and accordingly Johnson Rice did not evaluate (and Johnson Rice’s opinion does not include) any potential tax consequences related to the merger including, without limitation, any potential tax consequences to Bronco, Allis-Chalmers or their respective stockholders.

In conducting its analysis and arriving at its opinion, Johnson Rice considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Bronco and Allis Chalmers; (ii) the business prospects of Bronco and Allis Chalmers; (iii) the historical and current market for Bronco’s common stock, for Allis Chalmers’ common stock and for the equity securities of certain other companies believed to be comparable to both companies; (iv) a pro forma combined accretion dilution analysis; (v) publicly traded peer comparisons for Bronco and Allis Chalmers, and Bronco’s per rig value; (vi) credit sensitivity analysis for Bronco, Allis Chalmers and the combined company; (vii) the respective contributions in terms of various financial measures of Bronco and Allis Chalmers to the combined company under several scenarios, and the relative pro forma ownership of Allis Chalmers after the merger by the current holders of Allis Chalmers common stock and Bronco common stock; (viii) the value of Allis Chalmers’ and Bronco’s respective discounted cash flows under several scenarios and related sensitivity analysis; (ix) the nature and terms of certain other acquisition transactions that Johnson Rice believed to be relevant; and (x) scenario analysis of potential value creation, pro forma for the merger under a range of potential post-close trading multiples. Johnson Rice also took into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities’ valuation generally.

In preparing its fairness opinion for the Bronco board of directors, Johnson Rice performed a variety of financial and comparative analyses, including those described below. The summary of the analyses performed by Johnson Rice, as set forth below, does not purport to be a complete description of the analyses underlying the opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, fairness opinions are not readily susceptible to partial or summary description. No company or transaction used in such analyses as a comparison is identical to Bronco, Allis-Chalmers, or the transactions contemplated by the merger agreement, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operational characteristics and other factors that could affect the public trading or other values of the companies or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are subject inherently to substantial uncertainty.

In arriving at the fairness opinion, Johnson Rice made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Johnson Rice believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and the fairness opinion. In its analyses, Johnson Rice made numerous assumptions with respect to general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of Bronco and Allis-Chalmers and involve the application of complex methodologies and experienced and educated judgment.

The analyses were prepared solely as part of Johnson Rice’s analysis of the fairness to Bronco stockholders, from a financial point of view, of the merger consideration to be paid by Allis-Chalmers in the proposed merger.

Johnson Rice’s opinion and financial analyses were only one of the many factors considered by Bronco and the Bronco board of directors in their evaluation of the merger and should not be viewed as determinative of the views of Bronco’s management or the Bronco board of directors with respect to the merger and the merger consideration.

The data and analysis summarized herein were reviewed with the Bronco board of directors on June 1, 2008, and primarily utilize data from market closing prices as of May 30, 2008. For purposes of its analysis, Johnson Rice defined EBITDA as net income plus income taxes, interest expense (less interest income), depreciation and amortization. TTM stands for the trailing twelve-month period.

Relative Trading and Exchange Ratio Analysis

Johnson Rice examined the historical ratio of Bronco’s closing share price to Allis-Chalmers’ closing stock price since April 2008 and calculated the average trading ratios over various periods of time.

Assuming an all-stock transaction, the implied exchange ratio for the transaction would be 1.063. When compared to the trading exchange ratios for the last 20 and 30 trading days this ratio reflects a 5.6% and 1.6% premium, respectively. Johnson Rice noted that Bronco is receiving a premium of 0.4% to its stock price on May 30, 2008, a premium of 3.3% to the 20-day average price, and a premium of 4.3% to the 30-day average price.

Allis-Chalmers Comparable Company Analysis

Johnson Rice performed a comparable company analysis of Allis-Chalmers against the current valuation of a defined peer group. In conducting its analysis, Johnson Rice reviewed publicly-available information with respect to certain middle capitalization oilfield service companies. Although none of the selected companies is directly comparable to Allis-Chalmers, Johnson Rice selected a group of companies from the universe of possible companies based on its views as to the comparability of the financial and operating characteristics of oilfield service companies to Allis-Chalmers operations. With respect to each such analysis, Johnson Rice compared the following companies to Allis-Chalmers:

•	Basic Energy Services, Inc.

•	Complete Production Services, Inc.

•	Key Energy Services, Inc.

•	Superior Energy Services, Inc.

•	Superior Well Services, Inc.

•	RPC, Inc.

•	Tesco Corporation

•	W-H Energy Services, Inc.

Public valuation multiples of Allis-Chalmers were also considered. With respect to each company’s public valuation multiples, Johnson Rice examined the share price, enterprise value, equity value, ratio of enterprise value to projected 2008 and 2009 EBITDA, as well as earnings per share and cash flow per share for projected 2008 and 2009. The 2008 and 2009 projections for each company were based on published analysts’ estimates. Enterprise value was calculated by adding the market value of common equity, the estimated market value of debt and then subtracting cash and cash equivalents.

Johnson Rice compared the valuation multiples for Allis-Chalmers to the valuation multiples of the comparable companies using consensus estimates. The table below provides comparable company multiples compared to those of Allis-Chalmers. The peer group trades at 2008 P/E, P/CFPS and EV/EBITDA multiples of 16.7x, 8.4x and 7.1x, respectively, and 2009 multiples of 13.2x, 7.2x, and 5.9x, respectively. This compares to Allis-Chalmers’ 2008 P/E, P/CFPS and EV/EBITDA multiples of 12.8x, 4.9x, and 6.2x, respectively, and 2009 multiples of 8.9x, 4.0x and 5.0x, respectively.

	Peer	Peer
	Range	Average	Allis-Chalmers

2008 Price/Earnings per share	11.9x - 24.7x	16.7x	12.8x
2009 Price/Earnings per share	9.9x - 18.6x	13.2x	8.9x
2008 Price/Cash flow per share	5.7x - 13.4x	8.4x	4.9x
2009 Price/Cash flow per share	5.1x - 12.0x	7.2x	4.0x
2008 EV/EBITDA	5.4x - 11.7x	7.1x	6.2x
2009 EV/EBITDA	4.7x - 9.3x	5.9x	5.0x

Pro Forma Case Assumptions

As part of its analysis, Johnson Rice utilized three different cases for the projected financial results of Bronco and Allis-Chalmers. Case 1 reflected published analysts’ estimates for fiscal years 2008 and 2009, Case 2 reflected Bronco’s and Allis-Chalmers’ internal company estimates for fiscal years 2008 and 2009, and Case 3 reflected a “downside case” based on Bronco’s and Allis-Chalmers’ internal company estimates for fiscal years 2008 and 2009. The “downside case” for Bronco included a 15% decrease in day rates and utilization in the fiscal year 2008 estimates. The “downside case” for Allis-Chalmers included a 15% decrease in revenue and EBITDA margins for the DLS unit and Rental Tools segment in the fiscal year 2008 and 2009 estimates. These case assumptions were also used in preparing a credit sensitivity analysis discussed later.

Comparable Company Analysis and Per Rig Value

Johnson Rice performed a comparable company analysis to compare the implied value offered to Bronco against the current valuation of a defined peer group. In conducting its analysis, Johnson Rice reviewed publicly-available information with respect to certain domestic land drilling companies while making adjustments for non-drilling business divisions. Although none of the selected companies is directly comparable to Bronco, Johnson Rice selected a group of companies from the universe of possible companies based on its views as to the comparability of the financial and operating characteristics of domestic land drilling companies to Bronco’s operations. With respect to each such analysis, Johnson Rice compared the following companies to Bronco:

•	Grey Wolf, Inc.

•	Patterson-UTI Energy, Inc.

•	Pioneer Drilling Company

•	Union Drilling, Inc.

•	Unit Corporation

Public valuation multiples of Bronco were also considered. With respect to each company’s public valuation multiples, Johnson Rice examined the share price, enterprise value, equity value, ratio of enterprise value to projected 2008 and 2009 EBITDA, enterprise value per operating rig, as well as earnings per share and cash flow per share for projected 2008 and 2009. The 2008 and 2009 projections for each company were based on published analysts’ estimates. Enterprise value was calculated by adding the market value of common equity, the estimated market value of debt and then subtracting cash and cash equivalents.

Johnson Rice compared the valuation multiples for Bronco implied by the merger’s transaction value to the valuation multiples of the comparable companies using consensus estimates. The table below provides comparable company multiples compared to those of Bronco. The peer group trades at 2008 P/E, P/CFPS and EV/EBITDA multiples of 14.4x, 6.4x and 5.3x, respectively, and 2009 multiples of 11.5x, 5.6x, and 4.5x, respectively. This compares to Bronco’s 2008 P/E, P/CFPS and EV/EBITDA multiples of 15.2x, 5.3x, and 6.2x, respectively, and 2009 multiples of 10.6x, 4.3x and 5.3x, respectively. With certain adjustments for non-rig divisions made for each comparable company, the average enterprise value per U.S. rig and per U.S. operating rig for the peer group was $11.4 and $12.9 million, respectively, compared to Bronco’s enterprise value per U.S. rig and per U.S. operating rig of $7.9 and $9.8 million, respectively. The terms of the merger value Bronco at a premium to most metrics.

	Peer	Peer		Bronco
	Range	Average	Bronco	Premium

2008 Price/Earnings per share	10.6x - 19.2x	14.4x	15.2x	15.2x
2009 Price/Earnings per share	9.6x - 12.8x	11.5x	10.6x	10.6x
2008 Price/Cash flow per share	5.3x - 7.9x	6.4x	5.3x	5.3x
2009 Price/Cash flow per share	4.9x - 6.9x	5.6x	4.3x	4.3x
2008 EV/EBITDA	4.4x - 6.1x	5.3x	6.2x	6.2x
2009 EV/EBITDA	3.9x - 5.4x	4.5x	5.3x	5.3x

Comparable Transaction Analysis

Johnson Rice analyzed certain information relating to selected transactions in the domestic land drilling industry since September 1998. Specifically, Johnson Rice calculated, when available, the projected year-end EBITDA and projected year-end EV/EBITDA multiples implied by the transaction value of the selected transactions. Johnson Rice determined the overall high, low, and average EV/EBITDA from similar transactions were 12.9x, 3.1x and 6.7x, respectively. Johnson Rice noted that the multiple to be paid by Allis-Chalmers in the merger were 6.2x and 5.3x, based on the consensus 2008 and 2009 forward EBITDA estimates, respectively.

Date Announced	Acquirer	Target

04/08	Schlumberger/First Reserve	Saxon Energy Services
04/08	Grey Wolf	Basic Energy Services
04/08	National Oilwell Varco	Grant Prideco
04/08	Key Energy Services	Western Drilling
03/08	Pioneer Drilling	Wedge Well Services
12/07	Cal-Dive	Horizon Offshore
10/07	Key Energy Services	Moncla Cos
07/07	Hercules Offshore	TODCO
12/06	Superior Energy Services	Warrior Energy
11/06	Complete Production Services	Pumpco Services
08/05	Weatherford International	Precision Drilling
03/05	National Oilwell	Varco International
12/02	Grant Prideco	Reed-Hycalog (Schlumberger)
09/02	Varco International	Ico
07/02	Key Energy Services	Q Services
05/02	BJ Services	OSCA
05/01	Patterson Energy	UTI Energy Corp.
11/99	Nabors Industries	Pool Energy Services
09/98	Key Energy Services	Dawson Production

Discounted Cash Flow Analysis

Johnson Rice performed a discounted cash flow analysis of the projected cash flows of Bronco for the calendar years 2008 through 2012. A discounted cash flow analysis is used to derive a valuation of an asset by calculating the “present value” of projected cash flows of the asset. “Present value” refers to the current value of projected cash flows or amounts and is obtained by discounting those projected cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors applicable to a particular asset. Johnson Rice calculated the discounted cash flow by using weighted average cost of capital values of 8.7%, 11.2%, and

13.8%, and calculated terminal values using mid-cycle day rate and utilization assumptions and mid-cycle EV/EBITDA multiples of 4.0x to 5.0x. Utilizing the various case assumptions discussed above, Johnson Rice’s discounted cash flow analysis implied an equity value of the Bronco common stock ranging between $16.36 and $22.11 per share, compared to the offer price of $18.25 per share.

The weighted average cost of capital of 8.7% was based on a cost of equity of 9.2%, a marginal tax rate of 36.0%, a marginal debt rate of 8.0%, an equity to capitalization ratio of 87.7%, and a debt to capitalization ratio of 12.3%. The cost of equity of 9.2% was calculated using the capital asset pricing model with an expected market return of 10.7%, a risk premium of 6.6%, and a beta of 0.78. The expected market return, risk premium and beta were obtained from Bloomberg as of May 30, 2008.

The weighted average cost of capital of 11.2% and 13.8% were based on costs of equity of 12.0% and 15.0%, respectively, a marginal tax rate of 36.0%, a marginal debt rate of 8.0%, an equity to capitalization ratio of 87.7%, and a debt to capitalization ratio of 12.3%. Cases using the higher costs of equity of 12.0% and 15.0% were utilized in the discounted cash flow analysis to reflect that Bronco is a small capitalization company operating in a volatile industry.

Bronco internal estimates were used in arriving at free cash flow values for 2008 and 2009. Free cash flow was calculated utilizing project net income adjusted for certain non-cash items, capital expenditures and depreciation. Johnson Rice’s discounted cash flow analysis increased net income by 5% each year beginning in 2010 through 2012. Mid-cycle utilization, dayrates and EV/EBITDA multiple assumptions were used in calculating the terminal value for the discounted cash flow model and were based on Johnson Rice’s judgment and historical analysis of the land drilling industry. The range of mid-cycle multiples applied to mid-cycle EBITDA was between 4.0x and 5.0x.

Contribution Analysis

Johnson Rice compared the relative contribution of Bronco and Allis-Chalmers to the combined company based on projected 2008 and 2009 results based on the various case assumptions discussed above. Historical and projected EBITDA, net income and cash flow were analyzed before taking into account any of the possible benefits from cost savings or operating synergies that may be realized following the merger. Three separate cases were analyzed using various weightings on EBITDA, operating cash flow and net income contributions for 2008 and 2009. In each case, contributions for 2008 were assigned a 25% weighting and contributions for 2009 were assigned a 75% weighting. Each of the cases resulted in approximately the same outcome with Bronco contributing enterprise value ranging from $492 million to $519 million, compared to the resultant deal implied $558 million in enterprise value.

Accretion/Dilution Analysis

Johnson Rice prepared a pro forma merger model that incorporated Bronco’s and Allis-Chalmers’ internal financial projections based on various case assumptions for the years 2008 and 2009. Johnson Rice assumed $5.0 in cost savings and synergies related to the elimination of duplicate public company costs that may be realized following the merger, and based its analysis on 16.8465 million shares issued to Bronco’s stockholders in the merger. Johnson Rice then compared the earnings and cash flow per share for Allis-Chalmers on a stand-alone basis to the earnings and cash flow per share for the combined company following the completion of the merger. Based on such analysis, the merger would be 2.5% and 11.5% accretive to earnings per share in 2008 and 2009, respectively, and 11.3% and 15.5% accretive to cash flow per share in 2008 and 2009, respectively.

Credit Sensitivity Analysis

Johnson Rice performed a credit sensitivity analysis using published analysts’ estimates, Bronco’s and Allis-Chalmers’ internal company estimates and a “downside case.” The “downside case” assumed a 15% discount to Bronco’s day rates and utilization for drilling rigs in 2008 and a 15% discount for revenue and EBITDA margins for the DLS unit and Rental Tools segment of Allis-Chalmers. The analysis resulted in a range of net debt to 2008/2009 EBITDA of 2.7x to 3.7x and 2.2x to 3.2x, respectively, and a range of 2008/2009 EBITDA to interest expense of 3.3x to 4.6x and 3.6x to 5.4x, respectively.

Pro Forma Value Analysis

Johnson Rice also considered the potential impact of the fixed stock component of the transaction on the total consideration paid to Bronco between the signing of the amended merger agreement on June 1, 2008 and closing. Johnson Rice used a trading range for Allis-Chalmers stock between $15.50 and $20.50. Based on the fixed stock component of the transaction, Johnson Rice calculated that the total implied stock price paid to Bronco shareholders would range between $17.20 and $20.34 based on the range of Allis-Chalmers’ stock price.

Implied Bronco Stock Price Relative to Allis-Chalmers’ Potential Trading Range

Allis-Chalmers Trading Range	$15.50	$16.00	$16.50	$17.00	$17.50	$18.00	$18.50	$19.00	$19.50	$20.00	$20.50
Bronco Implied Stock Price	$17.20	$17.51	$17.83	$18.14	$18.46	$18.77	$19.09	$19.40	$19.71	$20.03	$20.34

Miscellaneous

Johnson Rice is a nationally recognized investment banking firm specializing in the energy industry and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. Bronco selected Johnson Rice as its financial adviser in connection with the merger because of Johnson Rice’s experience and expertise. In the ordinary course of its business, Johnson Rice actively trades the equity securities of both Bronco and Allis-Chalmers for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Johnson Rice has in the past provided investment banking services to Bronco, for which it received customary underwriting compensation and reimbursement of expenses. Johnson Rice served as an underwriter in connection with Bronco’s initial public offering in August 2005 and in Bronco’s subsequent October 2005 and March 2006 secondary equity offerings. The aggregate amount that Johnson Rice has received from Bronco for such services was approximately $6,126,350. Johnson Rice has also previously provided investment banking services to Allis-Chalmers for which it has received compensation and reimbursement of expenses from Allis-Chalmers. Johnson Rice served as an underwriter in connection with Allis-Chalmers’ secondary public offerings in August 2006 and January 2007. The aggregate amount that Johnson Rice has received from Allis-Chalmers for such services was approximately $1,494,000. Johnson Rice anticipates that it may act as financial advisor to Bronco and/or Allis-Chalmers with respect to future transactions.

Pursuant to the terms of the engagement of Johnson Rice, Bronco has agreed to pay Johnson Rice for its financial advisory services in connection with the transaction contemplated by the merger agreement a transaction fee equal to 1% of the total transaction value upon the closing of the merger. Johnson Rice has also received a fee of $250,000 for the delivery of its fairness opinion on June 1, 2008 to the Bronco board of directors, which fee will be credited against the transaction fee upon the closing of the merger. Johnson Rice has also received a fee of $250,000 for the delivery of its fairness opinion on January 23, 2008 to the Bronco board of directors, which fee will also be credited against the transaction fee upon the closing of the merger. In addition, Bronco has agreed to reimburse Johnson Rice for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in connection with the engagement, including the delivery of its opinion, and to indemnify Johnson Rice against certain liabilities that may arise out of the engagement, including certain liabilities under federal securities laws.

Interests of Directors and Executive Officers of Bronco in the Merger

In considering the recommendation of the Bronco board of directors with respect to the merger agreement, Bronco stockholders should be aware that some of Bronco’s directors and the executive officers have interests in the merger and have arrangements that may be different from, or in addition to, those of the Bronco stockholders generally. These interests and arrangements may create potential conflicts of interest. The Bronco board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Restricted Stock

Certain of Bronco’s directors and its executive officers will benefit from the lapse of restrictions on shares of restricted common stock, and the payment of the merger consideration in respect of such shares in the merger, as described under “The Merger Agreement — Treatment of Bronco Equity Awards” beginning on page 90.

The following table sets forth, as of June 5, 2008, for each of Bronco’s directors and executive officers:

•	the number of shares of Bronco unvested restricted common stock held by each such person;

•	the aggregate cash payment that will be made to each such person as partial consideration for shares of Bronco restricted common stock upon the consummation of the merger, assuming that the closing date of the merger had been June 5, 2008;

•	the estimated value of Allis-Chalmers common stock to be received by each such person as partial consideration for shares of Bronco restricted common stock upon the consummation of the merger, assuming that the closing date of the merger had been June 5, 2008;

•	the number of shares of Bronco common stock held by each such person;

•	the aggregate cash payment that will be made to each such person as partial consideration for shares of Bronco common stock upon the consummation of the merger, assuming that the closing date of the merger had been June 5, 2008;

•	the estimated value of Allis-Chalmers common stock to be received by each such person as partial consideration for shares of Bronco common stock upon the consummation of the merger, assuming the closing date of the merger had been June 5, 2008; and

•	The estimated value of total merger consideration to be received by each such person in the merger.

	Restricted Stock Awards			Common Stock
		Merger Consideration(2)			Merger Consideration(2)
			Estimated			Estimated
			Value of			Value of
			Shares of			Shares of	Estimated
			Allis-Chalmers			Allis-Chalmers	Value of Total
	Unvested		Common	Shares		Common	Merger
	Shares	Cash	Stock	Owned	Cash	Stock	Consideration

Directors:
D. Frank Harrison(1)	133,333	994,707	1,423,535	55,884	416,913	596,648	3,431,802
Gary C. Hill	10,000	74,603	106,765	5,000	37,302	53,383	272,053
David L. Houston	10,000	74,603	106,765	5,000	37,302	53,383	272,053
Mike Liddell	—	—	—	—	—	—	—
William R. Snipes	10,000	74,603	106,765	5,000	37,302	53,383	272,053
Executive Officers:
Mark Dubberstein	75,000	559,524	800,740	—	—	—	1,360,264
Zachary M. Graves	105,000	783,334	1,121,037	26,583	198,318	283,814	2,386,502
Larry Bartlett	65,000	484,921	693,975	15,583	116,254	166,373	1,461,523
Steven Starke	21,750	162,262	232,215	5,523	41,203	58,967	494,647

(1)	Mr. Harrison also serves as Bronco’s Chairman of the Board of Directors and Chief Executive Officer.

(2)	At the effective time of the merger, each outstanding share of Bronco common stock (other than shares held by stockholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Delaware law and shares held by Allis-Chalmers, Merger Sub or Bronco or by any subsidiary of Bronco or Allis-Chalmers) will be converted into the right to receive merger consideration comprised of (1) an amount in cash calculated to the nearest $0.01, resulting from dividing $200.0 million by the aggregate number of issued and outstanding shares of Bronco common stock immediately prior to the effective time of the merger and (2) a number of shares of Allis-Chalmers common stock equal to the exchange ratio. The exchange ratio is a fraction, calculated to the nearest one-ten thousandth, the numerator of which is (a) 16,846,500, and the denominator of which is (b) the aggregate number of issued and outstanding shares of Bronco common stock (subject to certain exceptions) immediately prior to the effective time of the merger. Based on the closing price of Allis-Chalmers common stock on June 5, 2008 and the number of shares of Bronco common stock outstanding as of that date, the merger consideration to be received by each Bronco stockholder, including each executive officer and director of Bronco, would be valued at $18.14 per share of Bronco common stock (including shares of restricted stock that will vest as a result of the merger), consisting of $7.46 in cash and Allis-Chalmers common stock valued at $10.68.

Severance Arrangements of Bronco Executive Officers

All of Bronco’s executive officers will be entitled to severance benefits under the employment agreements described below in connection with the consummation of the merger.

Employment Agreements

Bronco is a party to employment agreements with each of its executive officers. Employment agreements with D. Frank Harrison, Bronco’s Chairman of the Board and Chief Executive Officer, Mark Dubberstein, Bronco’s President, and Zachary M. Graves, Bronco’s Chief Financial Officer, were each entered into effective as of August 8, 2006, as amended effective as of August 2, 2007. An employment agreement with Larry L. Bartlett, Bronco’s Senior Vice President of Rig Operations, was entered into effective as of August 2, 2007, and with Steven Starke, Bronco’s Chief Accounting Officer, effective as of August 3, 2007. As used in this section, all references to an individual’s employment agreement will describe the agreement as amended, if applicable. The employment agreements each have a three-year term, subject to automatic extensions for one additional year so that the remaining term will be not less than two nor more than three years. The employment agreements provide for a base salary of $450,000 per year for Mr. Harrison, $200,000 per year for Mr. Dubberstein, $200,000 per year for Mr. Graves, $225,000 per year for Mr. Bartlett and $125,000 per year for Mr. Starke. In each case, the base salary is subject to review by the compensation committee of the board of directors at least annually. Mr. Harrison will be eligible to receive an annual bonus in an amount not less than 66.7% of his annual base salary and Messrs. Dubberstein, Graves, Bartlett and Starke will be eligible to receive an annual bonus as established by Bronco’s board of directors (or the compensation committee of the board of directors). If Bronco terminates an employment agreement without cause, the executive officer is entitled to severance pay in an amount equal to: (1) the base salary earned and unpaid through the date of such termination plus the executive officer’s base salary for the remainder of the term of his agreement; provided, however, that such amount may not be less than twice the base salary in effect on the date of the termination, plus (2) the greater of any target bonus for the year of termination or the average of the two immediately preceding years’ annual incentive bonuses; plus (3) any vacation pay accrued through the date of the termination. In addition, for a period of the greater of 24 months after such termination or the remainder of the term of the executive officer’s agreement, Bronco will continue to provide the executive officer (and his family, as applicable) with medical, dental, life insurance and other similar benefits. If, within two years following a change of control Bronco terminates the employment of any such executive officer with or without cause or such executive officer resigns with or without cause or good reason, such executive officer would be entitled to a severance payment, payable in a lump sum in cash following such executive officer’s termination, in an amount equal to three times the sum of (1) his highest paid annual base salary, plus (2) the bonus calculated as discussed below, plus any applicable gross-up payment. For Messrs. Harrison, Dubberstein and Graves, the bonus paid upon qualifying termination in the event of a change of control will be calculated based on the average of the last three years’ annual bonuses or such lesser number of years as such executive may have been employed. For Messrs. Bartlett and Starke, the bonus payable to each such executive upon qualifying termination in the event of a change of control will be the greater of any target bonus for the year of termination or the highest bonus paid to such executive officer during his employment with Bronco.

The employment agreements also provide that in the event of a termination of the executive officer’s employment (1) by Bronco without cause, (2) by the executive officer for good reason or (3) in connection with a change of control, (a) all units, stock options, incentive stock options, performance shares, stock appreciation rights and restricted stock held by such executive officer immediately prior to such termination will immediately become 100% vested and (b) the executive officer’s right to exercise any previously unexercised options will not terminate until the latest date on which such option would expire but for the executive officer’s termination of employment.

As defined in the employment agreements, “change of control” occurs in the event any individual, entity or group acquires beneficial ownership of 40% or more of either (a) the then outstanding shares of Bronco common stock or (b) the combined voting power of Bronco’s then outstanding voting securities entitled to vote generally in the election of directors, provided that any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Bronco or any corporation controlled by Bronco will not constitute a “change in control.” In addition, a change of control occurs when the individuals who, as of the date of these employment agreements, constitute Bronco’s board of directors (the “incumbent board”) cease for any reason to constitute at least a majority of Bronco’s board of directors. Any individual becoming a director subsequent to the date of these employment agreements whose election, or nomination for election by Bronco’s stockholders, is approved by a vote of at least a majority of the directors then comprising the incumbent board will be considered a member of the incumbent board as of the date thereof, but any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the incumbent board will not be deemed a member of the incumbent board as of the date of these employment agreements. In addition, a change of control will occur upon the consummation of certain specified business combinations and upon the approval by Bronco’s stockholders of a complete liquidation or dissolution of Bronco.

The employment agreements also provide that in the event of termination upon the disability of the executive officer, Bronco will pay him his base salary in effect on the date of termination through the remaining term of the employment agreement, but in any event through the expiration date. The payment of such amounts will be made during the remaining term of the employment agreements in installments consistent with Bronco’s normal payroll practices; provided, however, that if the named executive officer is a “specified employee” as defined in regulations under Section 409A of the Internal Revenue Code, such payments will commence on the first payroll payment date that is more than six months following the termination date and the first payment will include any amounts that would have otherwise been payable during the six-months period. Notwithstanding the foregoing, the amounts payable to the executive officer in the event of termination upon disability will be reduced by any benefits payable under any of Bronco’s disability plans to such executive officer. If the executive officer dies during the term of his employment agreement, his employment will be terminated on such date and his estate will be entitled to receive his base salary for a period of twelve months after the effective date of such termination any other benefits accrued through the effective date of such termination.

In addition, in the event it is determined that any payment or distribution by Bronco or its subsidiaries or affiliates to or for the benefit of the executive officer (whether paid or payable or distributed or distributable pursuant to the terms of his employment agreement or otherwise) is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties related to such excise tax, the executive officer will be entitled to receive an additional gross-up payment from Bronco. The gross-up payment will be equal to the amount such that after payment by the executive officer of all taxes (including the excise tax, income taxes, interest and penalties imposed with respect to such taxes) on the gross-up payment, the executive officer will retain an amount of the gross-up payment equal to the excise tax imposed on the payment or distribution to or for the benefit of such executive officer.

The agreements also provide that each executive officer may not, during the term of his employment with Bronco and for a period extending one year from the date of the termination of his employment with Bronco, disclose any confidential information regarding Bronco or use any such confidential information for any purpose other than the performance of his employment with Bronco. Each executive officer is also prohibited, during the term of his employment with Bronco and for a period of six months following the termination of his employment with Bronco for any reason other than without cause or in connection with a change of control, from soliciting, inducing, enticing or attempting to entice any employee, contractor, customer, vendor or subcontractor to terminate or breach any relationship with Bronco or any of its subsidiaries or affiliates.

Under the terms of the merger agreement, the employment agreements with Bronco’s executive officers are required to be amended to provide that each executive officer would continue to have an obligation not to compete with Bronco for a period of one year following the effective time of the merger.

Change in Control Payments to Executive Officers

The following table sets forth an estimate of the cash severance payment and the value of continued benefits and gross-up payments that will be received by each executive officer of Bronco, each of whom is a party to an employment agreement with Bronco, in connection with the merger.

	Severance
Executive Officer	Amount	Gross-Up	Total

D. Frank Harrison	$2,381,250	$999,957	$3,381,207
Mark Dubberstein	$1,237,500	$564,883	$1,802,383
Zachary M. Graves	$1,440,000	$709,291	$2,149,291
Larry Bartlett	$825,000	$399,216	$1,224,216
Steven Starke	$457,500	$204,077	$661,577

Employment with Allis-Chalmers

Allis-Chalmers does not currently have any agreements with Bronco’s senior management regarding their employment following the merger. However, Allis-Chalmers expects to employ one or more executive officers of Bronco after the merger.

Indemnification and Insurance

The merger agreement provides that for a period of six years from the effective time of the merger Allis-Chalmers will cause the surviving company in the merger to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each person who is, has been or becomes prior to the effective time of the merger a director, officer, fiduciary, agent or employee of Bronco and any of its subsidiaries in their capacities as such from and against any claims and expenses arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or before the effective time of the merger. The merger agreement also requires Allis-Chalmers to cause the surviving company to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that Allis-Chalmers and the surviving company in the merger will maintain in effect all exculpation, indemnification and advancement of expenses provisions of the certificate of incorporation and bylaws of each of Bronco and its subsidiaries in effect as of the date of the initial merger agreement or in any indemnification agreements between Bronco and its subsidiaries and their respective current and former directors and officers. Allis-Chalmers and the surviving company may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim. In addition, Allis-Chalmers and the surviving company agreed that the organizational documents of the surviving company would contain exculpation, indemnification and advancement of expenses provisions with respect to the current and former directors, officers, fiduciaries and employees of Bronco and the surviving company that are no less favorable to such persons than those contained in Bronco’s organizational documents.

For a period of six years after the effective time of the merger, the surviving company will also maintain liability insurance for directors and officers with respect to claims arising from facts or events that occurred at or prior to the effective time of the merger from an insurance carrier with the same or better credit rating as Bronco’s current insurance carrier for all directors and officers of Bronco who are currently covered by Bronco’s existing directors’ and officers’ liability insurance. The insurance will be no less advantageous to the directors and officers than the coverage and amounts they currently have. However, the surviving company will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 200% of the per annum rate of the premium currently paid by Bronco for similar insurance as of the date of the initial merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, the surviving company will purchase as much coverage per policy year as reasonably practicable for the maximum amount. Allis-Chalmers will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy. Such “tail” insurance will satisfy the requirement discussed above that the surviving company indemnify, defend and hold harmless, for a period of six years from the effective time of the merger, the current and former directors and officers of Bronco and any of its subsidiaries for claims and expenses occurring at or before the effective time of the merger, and advance amounts for their expenses associated with such claims. Prior to the effective time of the merger, Bronco may purchase such “tail” insurance at Allis-Chalmers’ expense, provided that the aggregate annual premiums for such insurance do not exceed the maximum amount currently paid by Bronco for similar insurance.

Regulatory Matters

Antitrust Approvals

Under the Hart-Scott-Rodino Act, the merger may not be consummated until notifications have been given and certain information has been furnished to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission and the applicable waiting period has expired or been terminated.

Allis-Chalmers and Bronco filed the requisite Pre-Merger Notification and Report Forms under the Hart-Scott-Rodino Act with the Antitrust Division and the Federal Trade Commission on February 29, 2008. Early termination of the applicable statutory waiting period was granted on March 10, 2008.

Neither Allis-Chalmers nor Bronco can assure you that the merger will not be challenged on antitrust or competition grounds or, if a challenge is made, what result will occur. The Antitrust Division, the Federal Trade Commission, any U.S. state and other applicable regulatory bodies may challenge the merger on antitrust or competition grounds at any time, including after the expiration or termination of the Hart-Scott-Rodino Act waiting period. Accordingly, at any time before or after the completion of the merger, any of these parties could take action under the antitrust laws, including, without limitation, by seeking to enjoin the effective time of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Other Regulatory Procedures

The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities. Allis-Chalmers and Bronco are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, Allis-Chalmers and Bronco have each agreed to take all actions and do all things necessary to complete the merger, including to gain clearance from antitrust authorities and obtain other required approvals, except that neither Allis-Chalmers or Bronco is required to sell any business or assets to obtain regulatory approval. See “The Merger Agreement — Covenants,” beginning on page 93.

Although Allis-Chalmers and Bronco do not expect regulatory authorities to raise any significant objections to the merger, Allis-Chalmers and Bronco cannot be certain that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to Allis-Chalmers or the combined corporation after the effective time of the merger.

Litigation Relating to the Merger

Following the joint announcement of the initial merger agreement on January 24, 2008, three purported class action complaints were filed challenging the proposed merger between Allis-Chalmers, Bronco and Merger Sub. Two complaints were filed in Oklahoma in the District Court of Oklahoma County, the first on January 29, 2008, which we refer to as the Boothe action, and the second on February 28, 2008, which we refer to as the Goff action. The defendants named in both actions are Bronco, the Bronco board of directors and Allis-Chalmers. On April 9, 2008, the Boothe action and the Goff action were consolidated into a single action, which we refer to as the Oklahoma action. The defendants named in the Oklahoma action are Bronco, the Bronco board of directors and Allis-Chalmers. The third complaint was filed in the Delaware Court of Chancery on January 29, 2008, which we refer to as the Delaware action. The defendants named in the Delaware action are Bronco, the Bronco board of directors, Allis-Chalmers and Merger Sub.

The Oklahoma and Delaware actions generally allege that the proposed merger consideration is inadequate, that the Bronco board of directors breached its fiduciary duties and that Allis-Chalmers has aided and abetted the Bronco board of directors’ alleged breaches of fiduciary duties. The actions also allege that the preliminary joint proxy statement/prospectus included as part of Allis-Chalmers’ registration statement on Form S-4, filed with the SEC on February 20, 2008, contains materially incomplete and misleading information. The actions generally request, among other things, that the suits be designated class actions on behalf of the Bronco stockholders, that the proposed merger be enjoined and that the Bronco board of directors undertake an auction of Bronco or otherwise take action to maximize stockholder value. Additionally, the Delaware action requests that all allegedly misleading or omitted information be corrected in Allis-Chalmers’ preliminary joint proxy statement/prospectus. The Delaware action seeks monetary damages for Bronco’s stockholders and the Oklahoma action requests that the proposed merger be rescinded if it is consummated. All stockholders of Allis-Chalmers and Bronco are encouraged to read the complaints in their entirety to apprise themselves of the plaintiffs’ allegations, which the plaintiffs purport to make on behalf of themselves and Bronco’s other stockholders.

Allis-Chalmers and Bronco filed motions to dismiss the Boothe action on February 21, 2008 and February 19, 2008, respectively. In response to these motions, the parties to the Boothe action agreed to extend the time for the plaintiff to amend his complaint, and for the defendants to amend or withdraw their motions to dismiss, or file answers to the amended complaint. After the Boothe action and the Goff action were consolidated into the Oklahoma action on April 9, 2008, the plaintiffs in the Oklahoma action filed a consolidated amended complaint on April 17, 2008. Allis-Chalmers filed a motion to dismiss the amended complaint on May 14, 2008, and Bronco and the Bronco board of directors filed a motion to dismiss the amended complaint on May 19, 2008. In response to these motions, the parties to the Oklahoma action agreed to extend the time for the plaintiffs to respond to the defendants’ motions to dismiss. Under the agreement, the plaintiffs must respond by July 7, 2008. Discovery in the Oklahoma action is ongoing at this time.

The plaintiff in the Delaware action filed an amended complaint on April 23, 2008. The parties to the Delaware action agreed to extend the time for the defendants to respond to the plaintiff’s amended complaint. Under the agreement, the defendants must respond by June 23, 2008. Discovery in the Delaware action is ongoing at this time.

Allis-Chalmers, Bronco, the Bronco board of directors and Merger Sub deny the substantive allegations in the two complaints, believe the claims asserted are baseless and intend to vigorously defend these actions.

Accounting Treatment

Allis-Chalmers prepares its financial statements in accordance with GAAP. The merger will be accounted for using the purchase method of accounting. Statement of Financial Accounting Standards No. 141, Business

Combinations, referred to as SFAS 141, provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities. SFAS 141 provides that in a business combination effected through an exchange of equity interests, such as the merger, the entity that issues the equity interests is generally the acquiring entity. Commonly, the acquiring entity is the larger entity. SFAS 141 further provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Allis-Chalmers will be considered to be the acquirer of Bronco for accounting purposes under SFAS 141 based upon the terms of the merger and other factors, such as the size of Allis-Chalmers, the payment of the merger consideration (including issuance of Allis-Chalmers stock to Bronco stockholders at a premium of the fair market value of Bronco stock on the date preceding the announcement of the amendment to the initial merger agreement) by Allis-Chalmers, and the composition of the combined company’s board of directors and senior management. This means that Allis-Chalmers will allocate the purchase price to Bronco’s assets and liabilities at the acquisition date based on the estimated relative fair value of the assets acquired and liabilities assumed, with the excess purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment annually.

Listing of Allis-Chalmers Common Stock

Allis-Chalmers will use its reasonable best efforts to cause the shares of Allis-Chalmers common stock to be issued in connection with the merger to be approved for listing on the NYSE upon the completion of the merger, subject to official notice of issuance. Approval of the listing on the NYSE of the shares of Allis-Chalmers common stock to be issued in the merger is a condition to each party’s obligation to complete the merger.

Delisting and Deregistration of Bronco Common Stock

If the merger is completed, Bronco common stock will be delisted from Nasdaq and deregistered under the Exchange Act.

Restrictions on Sales of Shares of Allis-Chalmers Common Stock Received in the Merger

The shares of Allis-Chalmers common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of Allis-Chalmers common stock issued to any person who may be deemed to be an “affiliate” of Allis-Chalmers under the Securities Act following the closing of the merger. Such persons may not sell any of the shares of Allis-Chalmers common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption provided by Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary of the material United States federal income tax consequences of the merger generally applicable to “U.S. holders” (as defined below) of Bronco common stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed United States Treasury Regulations, judicial authorities and administrative rulings and practice, all as in effect as of the date of this registration statement and all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that a holder holds Bronco common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special treatment under the United States federal income tax laws (including, for example, insurance companies, dealers or brokers in securities or currencies, traders in securities who elect mark-to-market treatment, tax-exempt organizations, financial institutions, mutual funds, entities or arrangements treated as partnerships for United States federal income tax purposes (and holders holding Bronco common stock through such entities or arrangements), United States expatriates, holders liable for the alternative minimum tax, holders who hold Bronco common stock as part of a hedging, “straddle,” constructive sale, conversion or other integrated transaction, non-U.S. holders, and holders who acquired their Bronco common stock through the exercise of employee stock options or other compensation arrangements). In addition, the discussion does not address any aspects of foreign, state, local, estate or gift taxation that may be applicable to a holder.

Holders of Bronco common stock are urged to consult with their own tax advisors as to the particular tax consequences to them of the merger, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Bronco common stock that is for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

The United States federal income tax consequence to a partner in an entity or arrangement treated as a partnership, for United States federal income tax purposes, that holds Bronco common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Bronco common stock are urged to consult their own tax advisors.

Tax Consequences of the Merger Generally

Allis-Chalmers and Bronco have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Allis-Chalmers’s obligation to complete the merger that Allis-Chalmers receive an opinion of its counsel, Andrews Kurth LLP, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that each of Allis-Chalmers and Bronco will be a party to the reorganization within the meaning of Section 368(b) of the Code. It is a condition to Bronco’s obligation to complete the merger that Bronco receive an opinion of its counsel, Akin Gump Strauss Hauer & Feld LLP, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that each of Allis-Chalmers and Bronco will be a party to the reorganization within the meaning of Section 368(b) of the Code. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinions and on representation letters from Allis-Chalmers and Bronco.

While receipt of opinions of counsel on the tax consequences of the merger is a condition to the closing, an opinion of counsel is not a guaranty of a result as it merely represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court, and neither Allis-Chalmers nor Bronco intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material United States federal income tax consequences of the merger to U.S. holders of Bronco common stock are, in general, as follows.

A U.S. holder that pursuant to the merger exchanges its shares of Bronco common stock for a combination of Allis-Chalmers common stock and cash (other than cash received in lieu of a fractional share) will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the excess, if any, of the sum of the amount of cash and the fair market value of the Allis-Chalmers common stock received, over the adjusted tax basis of the Bronco common stock surrendered in exchange therefor, and (2) the amount of cash received by the holder.

Gain or loss will be determined separately for each block of Bronco shares (i.e., shares acquired at the same price per share in a single transaction) surrendered pursuant to the merger. If a U.S. holder of Bronco common stock acquired different blocks of Bronco common stock at different times or different prices, the holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined. Gain recognized upon the exchange generally will be capital gain, unless the receipt of cash by a U.S. holder has the effect of a distribution of a dividend, in which case the gain will be treated as dividend income to the extent of the U.S. holder’s ratable share of Bronco’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the Bronco common stock surrendered exceeds one year. The maximum federal income tax rate on net long-term capital gain recognized by individuals is 15% under current law. There are currently no preferential tax rates for long-term capital gains recognized by corporations.

In general, the determination as to whether the receipt of cash has the effect of a distribution of a dividend depends upon whether and to what extent the transactions related to the merger will be deemed to reduce a U.S. holder’s percentage ownership of the companies following the merger. For purposes of that determination, a U.S. holder will be treated as if it first exchanged all of the U.S. holder’s Bronco common stock solely for Allis-Chalmers common stock, and then a portion of that stock was immediately redeemed by Allis-Chalmers for the cash that the U.S. holder actually received in the merger. The Internal Revenue Service has indicated that a reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining whether or not the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. A U.S. holder is urged to consult its tax advisors about the possibility that all or a portion of any cash received in exchange for Bronco common stock will be treated as a dividend.

The aggregate tax basis of the Allis-Chalmers common stock received (including any fractional shares deemed received and exchanged for cash) by a U.S. holder that exchanges its shares of Bronco common stock for a combination of Allis-Chalmers common stock and cash will be equal to the aggregate adjusted tax basis of the shares of Bronco common stock surrendered, reduced by the amount of cash received by the holder (excluding any cash received instead of fractional shares of Allis-Chalmers common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received instead of fractional shares of Allis-Chalmers common stock) on the exchange.

The holding period of the Allis-Chalmers common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Bronco common stock surrendered. U.S. holders should consult their tax advisors regarding the manner in which cash and Allis-Chalmers common stock should be allocated among the holder’s shares of Bronco common stock and the manner in which the above rules would apply in the holder’s particular circumstances.

Dissenting Shares

A U.S. holder who receives cash in respect of dissenting Bronco common shares will generally recognize capital gain or loss equal to the difference between the amount of cash received and such shareholder’s basis in the dissenting shares unless such shareholder actually or constructively owns Allis-Chalmers common stock before the merger and the payment to such shareholder has the effect of a distribution of a dividend. In such case, some or all of the payment could be taxed as dividend income. U.S. holders who dissent from the merger are urged to consult their own tax advisors.

Cash Instead of Fractional Shares

A U.S. holder who receives cash instead of a fractional share of Allis-Chalmers common stock generally will be treated as having received such fractional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the tax basis allocated to such fractional share of Allis-Chalmers common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the fractional share (including the holding period for the shares of Bronco common stock surrendered therefor) is greater than one year.

Backup Withholding

Non-corporate U.S. holders may be subject to backup withholding (currently at a rate of 28%), on cash payments received in the merger. Backup withholding will not apply, however, to a U.S. holder who:

•	furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such U.S. holder is not subject to backup withholding on a Form W-9 (or appropriate substitute), and otherwise complies with applicable requirements of the backup withholding rules; or

•	is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact.

A U.S. holder who fails to provide the correct taxpayer identification number on Form W-9 (or appropriate substitute) may be subject to penalties imposed by the IRS. Each U.S. holder should complete and sign the substitute Form W-9 that is part of the letter of transmittal to be returned to the exchange agent in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is otherwise proved in a manner acceptable to the exchange agent. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

Certain significant U.S. holders (generally those who own at least five percent of Bronco’s common stock) may be required to attach a statement to their tax returns for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the Treasury regulations. The statement would include the fair market value of, and such U.S. holder’s tax basis in the Bronco common stock surrendered, in the merger. U.S. holders are urged to consult their own tax advisors as to the necessity of attaching such a statement to their tax returns.

This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

THE MERGER AGREEMENT

The following summary describes selected material provisions of the initial merger agreement, as amended by the first amendment to the initial merger agreement, copies of which are attached as Annexes A-1 and A-2, respectively, to, and are incorporated by reference into, this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that is important to Allis-Chalmers stockholders and Bronco stockholders. You are encouraged to carefully read the full initial merger agreement and the amendment attached as Annexes A-1 and A-2, respectively.

The representations and warranties contained in the merger agreement are as of specified dates and were made only for purposes of the merger agreement. The representations and warranties are solely for the benefit of the parties to the merger agreement and may be subject to limitations agreed between the parties. Additionally, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Allis-Chalmers and Bronco. Accordingly, investors should not rely on the representations and warranties in the merger agreement as characterizations of facts about Allis-Chalmers or Bronco. None of the representations and warranties contained in the merger agreement will have any legal effect among the parties to the merger agreement after the closing of the merger.

Structure of the Merger

Prior to the effective time of the merger, Merger Sub will convert into a Delaware limited liability company. Subject to the conditions of the merger agreement, at the effective time of the merger, Bronco will merge with and into Merger Sub, with Merger Sub surviving the merger and changing its name to Bronco Drilling Company LLC. Upon the effectiveness of the merger, the separate corporate existence of Bronco will cease.

Effective Time of the Merger

The closing of the merger and the other transactions contemplated by the merger agreement are expected to occur, subject to the satisfaction or waiver of all closing conditions, promptly following the Allis-Chalmers Meeting and the Bronco Meeting. The merger will become effective immediately when the certificate of merger is accepted for filing by the Secretary of State of Delaware (or such later time as set forth in the certificate of merger and agreed to by the parties). In this summary, the time when the merger becomes effective is referred to as the effective time of the merger.

Merger Consideration

General

At the effective time of the merger, each outstanding share of Bronco common stock (other than shares held by Bronco stockholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Delaware law and shares held by Allis-Chalmers, Merger Sub or Bronco or by any subsidiary of Bronco or Allis-Chalmers) will be converted into the right to receive merger consideration comprised of (1) an amount in cash, calculated to the nearest $0.01, resulting from dividing $200.0 million by the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time of the merger and (2) a number of shares of Allis-Chalmers common stock equal to the exchange ratio. The exchange ratio will be the fraction, expressed as a decimal and calculated to the nearest one-ten thousandth, the numerator of which is 16,846,500, and the denominator of which is the aggregate number of shares of Bronco common stock issued and outstanding immediately prior to the effective time of the merger (subject to certain exceptions). Based on the closing price of Allis-Chalmers common stock on June   , 2008 and the number of shares of Bronco common stock outstanding as of that date, the merger consideration would be valued at $      per share of Bronco common stock, consisting of $7.46 in cash and Allis-Chalmers common stock valued at $     .

At the time the Bronco stockholders grant their proxies or vote at their stockholder meeting, they will not know the actual value of the merger consideration they will receive in the merger. Interested stockholders may

call 1-877-    -      for the value of the merger consideration per share of Bronco common stock calculated as of the latest practicable date. We expect the merger to occur on the first business day following receipt of the requisite Allis-Chalmers and Bronco stockholder approvals. Neither company may terminate the merger agreement due solely to a change in the price of Allis-Chalmers common stock.

The value of the merger consideration that Bronco stockholders will receive in the merger will depend on the value of Allis-Chalmers common stock at the effective time of the merger and thereafter. The following table indicates the value of the merger consideration per share of Bronco common stock using a range of assumed prices of Allis-Chambers common stock:

		Value of Allis-Chalmers		Value of Total
		Common Stock to be	Amount of Cash to	Consideration to be
Assumed		Issued for Each	be Paid for Each	Paid for Each Share
Allis-Chalmers		Share of Bronco	Share of Bronco	of Bronco Common
Common Stock Price		Common Stock(1)	Common Stock(1)	Stock(1)

$27.80	(2)	$17.47	$7.46	$24.93
$20.00		$12.57	$7.46	$20.03
$19.00		$11.94	$7.46	$19.40
$18.37	(3)	$11.54	$7.46	$19.00
$18.00		$11.31	$7.46	$18.77
$17.17	(4)	$10.79	$7.46	$18.25
$17.00		$10.68	$7.46	$18.14
$16.00		$10.05	$7.46	$17.51
$15.00		$9.43	$7.46	$16.89
$9.73	(5)	$6.11	$7.46	$13.57

(1)	Assumes 26,808,502 shares of Bronco common stock outstanding.

(2)	The closing price of Allis-Chalmers common stock on July 12, 2007 (the 52-week high closing price).

(3)	The closing price of Allis-Chalmers common stock on May 9, 2008 (the year-to-date high closing price).

(4)	The closing price of Allis-Chalmers common stock on May 30, 2008, the last trading day before the public announcement of the amendment to the initial merger agreement.

(5)	The closing price of Allis-Chalmers common stock on February 8, 2008 (the 52-week low closing price).

The table above includes the highest and lowest closing sale prices of Allis-Chalmers common stock within the last year and therefore indicates a range within which the price at the effective time of the merger can reasonably be expected to fall, although there can be no assurance that the price of Allis-Chalmers common stock at the effective time of the merger and thereafter will not be higher or lower than the values shown in the table.

If, between the date of the initial merger agreement and the effective time of the merger, the shares of Bronco common stock or Allis-Chalmers common stock are changed into a different number or class of shares by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of Bronco common stock or Allis-Chalmers common stock shall be declared with a record date within that period, appropriate adjustments will be made to the per share stock consideration and per share cash consideration to have the same economic effect as was contemplated by the merger agreement prior to giving effect to such event.

No fractional shares of Allis-Chalmers common stock will be issued to any holder of Bronco common stock in connection with the merger. Allis-Chalmers will convert into cash to the nearest whole cent each fractional share that would otherwise be issued. No interest will be paid or accrued on cash payable in lieu of fractional shares of Allis-Chalmers common stock. Further, no fractional share will be entitled to vote or have any other rights of an Allis-Chalmers stockholder.

Treatment of Bronco Common Stock

Conversion of Shares

The conversion of shares of Bronco common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger,          , as exchange agent, will exchange certificates formerly representing shares of Bronco common stock for merger consideration based on the exchange ratio.

Dividends and Distributions with Respect to Unexchanged Bronco Common Stock

Bronco stockholders prior to the effective time of the merger will not be paid any dividends or other distributions on shares of Allis-Chalmers common stock declared or made after the effective time of the merger until they surrender their shares of Bronco common stock to the exchange agent (upon surrender of certificates a holder of Bronco common stock will receive any accrued but unpaid dividends, without interest). After the effective time of the merger occurs, there will be no transfers on the stock transfer books of Bronco of any shares of Bronco common stock.

Withholding

Each of Allis-Chalmers, the combined company and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Bronco stockholder the amounts it is required to deduct and withhold under the Internal Revenue Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes as having been paid to the Bronco stockholders from whom they were withheld.

Treatment of Bronco Equity Awards

Treatment of Stock Options and Other Equity Awards

The following summarizes the treatment of Bronco stock options and other equity awards held by Bronco employees:

Stock Options

There are no Bronco stock options outstanding.

Restricted Shares

Each outstanding share of Bronco common stock that is subject to a restriction or other condition under the Bronco stock plans will be immediately vested and become free of such conditions or restrictions and will be treated in the merger equally with each share of Bronco common stock that is not subject to any such restrictions or conditions.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Each of Bronco, on the one hand, and Allis-Chalmers and Merger Sub, on the other hand, has made representations and warranties to the other in the merger agreement, including with respect to the following subject matters:

•	existence, good standing and qualification to conduct business;

•	capitalization;

•	power and authorization and the enforceability of the merger agreement;

•	absence of any conflict or violation of organizational documents, third party agreements or laws;

•	governmental, third party and regulatory approvals or consents required to complete the merger;

•	filings and reports with the SEC and financial information;

•	ownership and condition of assets;

•	absence of material adverse effect and certain other changes, events or circumstances;

•	absence of undisclosed liabilities;

•	employee benefit plans and ERISA;

•	litigation and compliance with laws;

•	intellectual property;

•	material agreements;

•	tax matters;

•	environmental matters;

•	insurance;

•	labor matters and employees;

•	disclosure controls and procedures;

•	ownership of the other party’s capital stock;

•	required vote by stockholders;

•	opinion of its financial adviser as to the fairness of the merger consideration from a financial point of view;

•	recommendations of merger by boards of directors;

•	fees payable to brokers in connection with the merger;

•	inapplicability of state takeover statutes;

•	valid existence, good standing and qualification to do business of all subsidiaries;

•	absence of rights granted to any person under its respective rights agreement;

•	absence of improper payments; and

•	absence of other representations or warranties.

Allis-Chalmers has made additional representations and warranties to Bronco with respect to its receipt of a commitment letter for financing and the solvency of Allis-Chalmers following the merger.

Certain representations and warranties of Allis-Chalmers, Bronco and Merger Sub are qualified as to materiality or as to “material adverse effect,” which generally means the existence of a materially adverse change to (1) the ability of the party to complete the merger or (2) the assets, properties, business, results of operations or condition (financial or otherwise) of the party and its subsidiaries, taken as a whole, except for any materially adverse change that is caused by or arises from a discrete list of certain causes, including among others, changes to general economic conditions due to natural disasters or changes that affect generally the industry in which the party operates so long as not disproportionate to that party.

Conditions to the Completion of the Merger

The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	adoption by Bronco stockholders of the merger agreement;

•	approval by Allis-Chalmers stockholders of the issuance of Allis-Chalmers common stock pursuant to the merger;

•	absence of any action taken by any governmental entity that restrains or otherwise prohibits the consummation of the merger or imposes any material restrictions on the parties with respect to the merger;

•	expiration or termination of the waiting period under the Hart-Scott-Rodino Act (early termination of the waiting period was granted on March 10, 2008);

•	effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus constitutes a part, and the absence of any stop order or proceedings for that purpose pending before or threatened by the SEC;

•	authorization for listing on the NYSE of the shares of Allis-Chalmers common stock issuable to Bronco stockholders pursuant to the merger, subject to official notice of issuance; and

•	obtaining all consents, approvals, permits and authorizations required to be obtained from any governmental authority to consummate the merger.

Additional Conditions to Bronco’s Obligations

The obligation of Bronco to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	subject to certain limitations, Allis-Chalmers’ and Merger Sub’s representations and warranties set forth in the merger agreement will be true and correct as of the date of the initial merger agreement and at and as of the closing date of the merger;

•	the performance or compliance in all material respects by Allis-Chalmers and Merger Sub of each of their respective obligations contained in the merger agreement;

•	the absence of any event or circumstance constituting a “material adverse effect” with respect to Allis-Chalmers;

•	Allis-Chalmers has delivered to the exchange agent satisfactory transfer instructions; and

•	Bronco will have received from its legal counsel a legal opinion to the effect that for federal income tax purposes, (i) the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Allis-Chalmers and Bronco will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

Additional Conditions to the Obligations of Allis-Chalmers and Merger Sub

The obligations of Allis-Chalmers and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	subject to certain limitations, Bronco’s representations and warranties set forth in the merger agreement will be true and correct as of the date of the initial merger agreement and at and as of the closing date of the merger;

•	the performance or compliance in all material respects by Bronco of each of its obligations contained in the merger agreement;

•	the absence of any event or circumstance constituting a “material adverse effect” with respect to Bronco; and

•	Allis-Chalmers will have received from its legal counsel a legal opinion to the effect that for federal income tax purposes, (i) the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Allis-Chalmers and Bronco will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

Covenants

Conduct of Business Pending the Merger

Each of Allis-Chalmers and Bronco has agreed that it will, and will cause its subsidiaries to, during the period from the date of the initial merger agreement until the effective time of the merger or until the earlier termination of the merger agreement, except as disclosed in its disclosure letter, expressly permitted by the merger agreement or agreed to in writing by the other party (which consent will not be unreasonably withheld, delayed or conditioned):

•	conduct its business and that of its subsidiaries only in the ordinary course consistent with past practices and policies;

•	use commercially reasonable efforts to preserve intact its business organization and goodwill;

•	use commercially reasonable efforts to keep available the services of its current officers, directors and key employees; and

•	use commercially reasonable efforts to preserve and maintain existing relationships with customers, suppliers, agents and creditors.

Each of Allis-Chalmers and Bronco (and their subsidiaries) has also agreed during the period from the date of the initial merger agreement until the effective time of the merger or until the earlier termination of the merger agreement, except as disclosed in its disclosure letter, expressly permitted by the merger agreement or agreed to in writing by the other party (which consent will not be unreasonably withheld, delayed or conditioned) to limitations or prohibitions on the following activities:

•	entering into any material new line of business;

•	incurring or committing to any capital expenditures exceeding $50 million in the aggregate (in the case of Bronco and its subsidiaries) or $150 million in the aggregate (in the case of Allis-Chalmers and its subsidiaries);

•	amending its certificate of incorporation or bylaws or similar organizational documents unless required to comply with applicable law or rules of the NYSE or Nasdaq and except with respect to the conversion of Merger Sub into a Delaware limited liability company prior to the effective time of the merger;

•	declaring, setting aside or paying dividends or other distributions with respect to its equity interests;

•	adjusting, splitting, combining, reclassifying or disposing any of its outstanding equity interests;

•	issuing, granting, selling or agreeing to issue, grant or sell any equity interests, except pursuant to the exercise of any current outstanding equity options and other contractual obligations;

•	subject to certain exceptions, purchasing, redeeming or acquiring any outstanding equity interests;

•	subject to certain exceptions, merging or consolidating with, or transferring, leasing, subleasing or otherwise disposing of all or a substantial portion of its assets, to any other person;

•	liquidating, winding up, dissolving or adopting any plan to liquidate, wind up or dissolve;

•	acquiring or agreeing to acquire the business of any other person;

•	selling, leasing, subleasing, transferring or otherwise disposing of any specified Bronco drilling rigs that have a value in excess of $1.5 million individually or $4.5 million in the aggregate;

•	selling, transferring or otherwise disposing of or mortgaging, pledging or otherwise encumbering any equity interests of any other person, except for permitted liens;

•	making any loans or investments in any person, other than advances to its wholly-owned subsidiaries or from its wholly-owned subsidiaries, customer loans and advances to employees consistent with past practices or short-term investment of cash in the ordinary course of business in accordance with its cash management procedures;

•	terminating or amending any material contract or waiving or assigning any of its rights under a material contract in a manner that would be materially adverse to it, or entering into any material contract other than customer contracts entered into in the ordinary course of business;

•	incurring or assuming any indebtedness, except indebtedness incurred under its respective credit agreement, letters of credit, surety bonds or similar arrangement incurred in the ordinary course of business and consistent with its past practices;

•	assuming, endorsing, guaranteeing or otherwise becoming liable for the liabilities, obligations or performance of any other person, except under its credit agreements or in the ordinary course of its business consistent with past practices;

•	unless permitted by the merger agreement, entering into any additional contracts, benefit plans or agreements with employees, directors or consultants, or granting any increase in compensation or benefits other than consistent with past practice;

•	adopting, entering into, amending or otherwise increasing or accelerating the payment or vesting of the amounts, benefits or rights payable or accrued or to become accrued or payable under any of its respective benefit plans, except as required to comply with applicable law or any agreement or policy in existence as of the date of the initial merger agreement;

•	increasing any compensation or benefits to, or amending, modifying or extending any employment or consulting agreement or benefit plan with, former, present or future representatives (as defined in the merger agreement) of either party;

•	creating, incurring, assuming or permitting to exist any lien on any of its assets, except for permitted liens;

•	making or rescinding any material election relating to taxes, settling or compromising any material claim or investigation relating to taxes, or changing in any material respect any of its methods of reporting any item for tax purposes, except as may be required by applicable law;

•	taking any action that is likely to materially delay or impair completion of the merger;

•	entering into any contract that subjects Allis-Chalmers or the surviving company to any material non-compete agreement;

•	entering into any contract the effect of which would be to grant a third party following the merger any right or potential right of license to any material intellectual property;

•	changing any of its material accounting principles, estimates, or practices (except as may be required as a result of a change in GAAP);

•	subject to certain exceptions, compromising, settling or granting any waiver or release related to any litigation or proceeding;

•	subject to certain exceptions, engaging in any transaction or entering into any agreement with any of its affiliates; and

•	entering into any contract or obligation with respect to any of the foregoing.

In addition, each of Allis-Chalmers, Merger Sub and Bronco agreed to use its commercially reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and to obtain certain tax opinions from its counsel relating thereto.

Access to Information and Properties

Subject to certain exceptions, during the period prior to the effective time of the merger, Allis-Chalmers and Bronco and their respective subsidiaries will provide each other reasonable access to their books and records and copies of these materials. The parties will also provide each other a copy of any report or communication with the SEC related to the merger.

Additional Arrangements

Each of Allis-Chalmers and Bronco also has agreed to do the following:

•	take all actions necessary to enable the closing to occur as soon as reasonably practicable;

•	provide to the other party such information and reasonable assistance as the other party may reasonably request in connection with its preparation of any regulatory filings;

•	take all action to cause the covenants and conditions in the merger agreement to be performed or satisfied as soon as practicable;

•	use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, ruling or injunction that would restrain, prevent or delay the closing, and if any order, decree, ruling, injunction or other action has been taken by a governmental authority that would restrain, enjoin or otherwise prohibit, delay or prevent closing, Allis-Chalmers and Bronco must use their reasonable best efforts to have the action declared ineffective as soon as practicable;

•	promptly notify each other of any communication concerning the merger or the merger agreement from any governmental authority and permit the other party to review in advance any proposed communication to any governmental authority concerning the merger or the merger agreement;

•	allow the other party to participate in any substantive meeting with any governmental authority relating to any filings or inquiry concerning the merger or the merger agreement; and

•	provide the other party’s counsel with copies of all correspondence, filings and communications between it and any governmental authority with respect to the merger or the merger agreement.

In addition, Allis-Chalmers and the surviving company agreed that the organizational documents of the surviving company would contain exculpation, indemnification and advancement of expenses provisions with respect to the current and former directors, officers, fiduciaries and employees of Bronco and the surviving company that are no less favorable to such persons than those contained in Bronco’s organizational documents.

However, nothing contained in the merger agreement will be interpreted so as to require any party or its subsidiaries or affiliates, without such party’s written consent, to sell, license, dispose of, hold separate or operate in any specified manner any of its businesses or assets. Further, nothing contained in the merger agreement will give either party, directly or indirectly, the right to control the operations of the other party.

Stockholder Meetings

Promptly after the registration statement on Form S-4 is declared effective, the Bronco board of directors will recommend adoption of the merger agreement to its stockholders and the Allis-Chalmers board of directors will recommend to its stockholders the approval of the issuance of common stock in connection with the merger.

Unless the merger agreement is terminated in accordance with its terms, Bronco will submit the merger agreement to its stockholders for adoption regardless of whether Bronco board of directors withdraws, modifies or changes its recommendation and declaration regarding the proposal to adopt the merger agreement. Allis Chalmers has agreed to submit its proposal to issue shares of Allis-Chalmers common stock to Bronco stockholders in the merger to Allis-Chalmers’ stockholders for approval regardless of whether Allis-Chalmers board of directors withdraws, modifies or changes its recommendation regarding such proposal.

Notification Requirements

Each of Allis-Chalmers and Bronco will give prompt notice to the other party of any occurrence that would be reasonably expected to result in the inaccuracy of a representation or any failure by Allis-Chalmers or Bronco, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with under the terms of the merger agreement.

Registration Statement

Allis-Chalmers and Bronco, subject to certain exceptions, have agreed that this registration statement on Form S-4 (at the time it becomes effective and at the time it is first mailed to the stockholders) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The registration statement of Form S-4, of which this joint proxy statement/prospectus is a part, and any amendment to the same, will not be filed or disseminated to stockholders without the prior approval of both Allis-Chalmers and Bronco. Allis-Chalmers and Bronco will use commercially reasonable efforts to cause to be delivered to each other two comfort letters from their respective independent auditors, one dated on the effective date of the registration statement on Form S-4, and one dated the closing date (as defined in the merger agreement), that are customary in scope and substance for such letters in connection with public offerings.

Directors’ and Officers’ Insurance and Indemnification

The merger agreement provides that for a period of six years from the effective time of the merger Allis-Chalmers will cause the surviving company in the merger to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each person who is, has been or becomes prior to the effective time of the merger a director, officer, fiduciary, agent or employee of Bronco and any of its subsidiaries in their capacities as such from and against all claims and expenses arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or before the effective time of the merger. The merger agreement also requires Allis-Chalmers to cause the surviving company to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that Allis-Chalmers and the surviving company in the merger will maintain in effect all exculpation, indemnification and advancement of expenses provisions of the certificate of incorporation and bylaws of each of Bronco and its subsidiaries in effect as of the date of the initial merger agreement or in any indemnification agreements between Bronco and its subsidiaries and their respective current and former directors and officers. Allis-Chalmers and the surviving company may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim. In addition, Allis-Chalmers and the surviving company agreed that the organizational documents of the surviving company would contain exculpation, indemnification and advancement of expenses provisions with respect to the current and former directors, officers, fiduciaries and employees of Bronco and the surviving company that are no less favorable to such persons than those contained in Bronco’s organizational documents.

For a period of six years after the effective time of the merger, the surviving company will also maintain liability insurance for directors and officers with respect to claims arising from facts or events that occurred at or prior to the effective time of the merger from an insurance carrier with the same or better credit rating as Bronco’s current insurance carrier for all directors and officers of Bronco who are currently covered by

Bronco’s existing directors’ and officers’ liability insurance. The insurance will be no less advantageous to the directors and officers than the coverage and amounts they currently have. However, the surviving company will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 200% of the per annum rate of the premium currently paid by Bronco for similar insurance as of the date of the initial merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, the surviving company will purchase as much coverage per policy year as reasonably practicable for the maximum amount. Allis-Chalmers will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy. Such “tail” insurance will satisfy the requirement discussed above that the surviving company indemnify, defend and hold harmless, for a period of six years from the effective time of the merger, the current and former directors and officers of Bronco and any of its subsidiaries for claims and expenses occurring at or before the effective time of the merger, and advance amounts for their expenses associated with such claims. Prior to the effective time of the merger, Bronco may purchase such “tail” insurance at Allis-Chalmers’ expense, provided that the aggregate annual premiums for such insurance do not exceed the maximum amount currently paid by Bronco for similar insurance.

Stock Exchange Listing

Allis-Chalmers will use its reasonable best efforts to cause the shares of Allis-Chalmers common stock to be issued in connection with the merger to be listed on the NYSE, as of the effective time of the merger, subject to official notice of issuance.

Employee Matters

Allis-Chalmers will give Bronco employees full credit for their years of service with Bronco or Bronco’s subsidiaries and past participation in Bronco benefit plans for purposes of eligibility and vesting (excluding benefit accruals) under all employee benefit plans maintained by Allis-Chalmers that constitute post-merger plans (as defined in the merger agreement) to the extent Allis-Chalmers does not, at its sole discretion, continue any Bronco pre-merger plans (as defined in the merger agreement). Allis-Chalmers will give Bronco employees credit toward deductibles and out-of-pocket requirements for any payments made during the current year under the old Bronco employee benefit plans.

The value of the compensation and benefits provided under the pre-merger plans or the post-merger plans, as applicable, to Bronco employees, taken as a whole, after the effective time of the merger through December 31, 2008, will be substantially similar to the value of the compensation and benefits previously provided under Bronco’s employee benefit plans to such Bronco employees, taken as a whole, immediately prior to the effective time of the merger, as determined by Allis-Chalmers in good faith after taking into account all facts and circumstances.

Allis-Chalmers is required to establish a severance plan for the benefit of certain non-executive employees of Bronco, as listed in Allis-Chalmers’ disclosure letter. The severance plan will be effective for at least one year from the effective time of the merger.

Other than with respect to the employee benefits matters referenced in the three immediately preceding paragraphs, no third party will have any rights with respect to Allis-Chalmers’ agreements in the merger agreement regarding employee benefits after the merger.

Please also read “The Merger — Interests of Directors and Executive Officers of Bronco in the Merger,” beginning on page 77.

Section 16 Matters

Prior to the effective time of the merger, Allis-Chalmers and Bronco will take all required actions to cause any dispositions of shares of Bronco common stock (or derivatives thereof) or acquisitions of Allis-Chalmers common stock (or derivatives thereof) resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange

Act, to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Allis-Chalmers Board of Directors

Prior to the closing of the merger, Bronco will deliver to Allis-Chalmers written resignations of all members of the board of directors and all officers of Bronco and its subsidiaries, with such resignations to be effective as of the effective time of the merger.

No Solicitation of Alternative Transactions

The merger agreement provides that during the period from the date of the initial merger agreement until the effective time of the merger or the earlier termination of the merger agreement, subject to limited exceptions described below, Bronco will not, and will cause its subsidiaries and representatives not to:

•	solicit, initiate, encourage or facilitate any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, another acquisition proposal;

•	engage in any discussions or negotiations with, furnish or disclose any non-public information relating to itself or any of its subsidiaries to any person that has made or may be considering making another acquisition proposal;

•	approve, endorse or recommend another acquisition proposal; or

•	enter into any agreement in principle, letter of intent, arrangement, understanding or other contract relating to another acquisition proposal.

Except as permitted below, Bronco is required to cease all solicitations, discussions or negotiations with any person with respect to another acquisition proposal and will inform its subsidiaries to do the same.

Nothing in the merger agreement prevents Bronco, prior to obtaining its required stockholder approval, from doing any of the following provided its board of directors, acting in good faith, has determined (1) after consultation with its outside legal counsel and financial advisors, that the acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal (as defined in the merger agreement) and (2) after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the board of directors’ fiduciary obligations to Bronco’s stockholders:

•	engaging in discussions or negotiations with, or disclosing information to, a third party who has made a bona fide written and unsolicited acquisition proposal, but only so long as the Bronco board of directors, acting in good faith, has also determined that the conditions of the proposal are all reasonably capable of being satisfied in a timely manner and the third party executes a confidentiality agreement with material terms that are no more favorable to the third party than those contained in the confidentiality agreement between Allis-Chalmers and Bronco;

•	subject to provisions requiring notification to Allis-Chalmers of the existence of a superior proposal and negotiating in good faith exclusively with Allis-Chalmers for four business days to enable Allis-Chalmers to submit a revised offer, (1) recommending, adopting, approving or submitting to its stockholders or proposing publicly to recommend, adopt, approve or submit to its stockholders another acquisition proposal or (2) entering into any agreement related to another acquisition proposal, provided that prior to taking either of these actions, Bronco concurrently terminates the merger agreement; or

•	subject to provisions requiring notification to Allis-Chalmers of the existence of a superior proposal and negotiating in good faith exclusively with Allis-Chalmers for four business days to enable Allis-Chalmers to submit a revised offer, withdrawing or amending (or publicly proposing to withdraw or amend) the approval, recommendation or declaration of advisability by its board of directors of the merger or the other transactions contemplated by the merger agreement.

Bronco, upon receiving an unsolicited bona fide written acquisition proposal from a third party, has agreed to inform Allis-Chalmers of the acquisition proposal, the identity of the third party making the acquisition proposal and the material terms of the acquisition proposal. Bronco has agreed to keep Allis-Chalmers informed as to any changes to acquisition proposals and to provide Allis-Chalmers with a copy of any material correspondence with any third party regarding another acquisition proposal.

Nothing contained in the no-solicitation provisions of the merger agreement prohibits Bronco or its board of directors from taking and disclosing to Bronco’s stockholders a position with respect to another acquisition proposal pursuant to Rule 14d-9 and 14e-2(a) under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable law.

Public Announcements

On the date of execution of the initial merger agreement (or if executed after close of business, no later than the opening of the NYSE and Nasdaq on the next day), Allis-Chalmers and Bronco agreed to issue a joint press release with respect to the execution of the initial merger agreement and the transactions contemplated thereunder. Allis-Chalmers and Bronco also agreed to consult with each other regarding any other public announcements relating to the merger agreement or the merger.

Expenses

Subject to certain exceptions, each party will pay its own expenses relating to the preparing, entering into, and carrying out of the merger agreement and the consummation of the transactions contemplated thereunder.

Tax

Each of Allis-Chalmers, Merger Sub and Bronco will use its commercially reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and to obtain certain tax opinions from its counsel relating thereto. Bronco shall provide Allis-Chalmers with a certification in accordance with Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.

Agreements with Executive Officers and Directors

The merger agreement requires Bronco to use its commercially reasonable efforts to cause each executive officer and director of Bronco to execute and deliver to Allis-Chalmers a voting agreement stating that such officer or director will vote in favor of adopting the merger agreement at the Bronco Meeting.

Bronco will cause certain executive officers of Bronco to execute and deliver amended employment agreements that provide that such officers and directors will have continuing non-competition obligations under their previous employment agreements. With the exception of the non-competition obligations, all resigning officers and directors will be released from all obligations contained is their employment agreements upon their respective resignation.

The merger agreement requires Allis-Chalmers to use its commercially reasonable efforts to cause each executive officer and director of Allis-Chalmers to execute and deliver to Bronco a voting agreement stating that such officer or director will vote in favor of the issuance of Allis-Chalmers common stock pursuant to the merger agreement at the Allis-Chalmers Meeting.

Termination of the Merger Agreement and Termination Fees

Termination of the Merger Agreement

The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

•	by mutual written consent of Allis-Chalmers and Bronco;

•	by either Allis-Chalmers or Bronco (provided the terminating party is not the cause of the failure or action described) if:

(1) the failure to consummate the merger by October 31, 2008, unless extended pursuant to the merger agreement, provided that a party may not terminate upon occurrence of this event if that party’s failure to fulfill its obligations has caused or resulted in the merger not occurring before October 31, 2008, unless extended pursuant to the merger agreement;

(2) any governmental authority has issued an order, decree or ruling or taken any other action permanently prohibiting the consummation of the merger or making the merger illegal and such order, decree or ruling or other action will have become final and nonappealable;

(3) the Bronco stockholders fail to adopt the merger agreement by the requisite vote; or

(4) the Allis-Chalmers stockholders fail to approve the issuance of additional shares of Allis-Chalmers common stock pursuant to the merger.

•	by Allis-Chalmers if:

(1) there has been a material breach by Bronco of any of its representations and warranties which is incapable of being cured by October 31, 2008, unless extended pursuant to the merger agreement, or has not been cured within 20 days following receipt of written notice of the breach from Allis-Chalmers;

(2) Bronco has failed to comply in any material respect with any of its covenants or other agreements and the failure is incapable of being cured by October 31, 2008, unless extended pursuant to the merger agreement, or has not been cured within 20 days following receipt of written notice of the failure from Allis-Chalmers;

(3) the Bronco board of directors has resolved to withdraw or change adversely its recommendation of the merger, Bronco or its subsidiaries has entered into another acquisition agreement, Bronco has breached its no-solicitation covenant in any material respect, or Bronco has publicly announced its intention to take any of the forgoing actions; or

(4) there has been a material adverse effect with respect to Bronco that is incapable of being cured by October 31, 2008, unless extended pursuant to the merger agreement, or within 20 days following receipt of written notice of the material adverse effect from Allis-Chalmers.

•	by Bronco if:

(1) there has been a material breach by Allis-Chalmers or Merger Sub of any of their representations and warranties which is incapable of being cured by October 31, 2008, unless extended pursuant to the merger agreement, or has not been cured within 20 days following receipt of written notice of the breach from Bronco;

(2) Allis-Chalmers or Merger Sub has failed to comply in any material respect with any of its covenants or other agreements and the failure is incapable of being cured by October 31, 2008, unless extended pursuant to the merger agreement, or has not been cured within 20 days following receipt of written notice of the failure from Bronco;

(3) prior to the adoption of the merger agreement by the Bronco stockholders, Bronco receives a superior proposal and complies in all material respects with the provisions of the merger agreement applying to dealing with the superior proposal; or

(4) there has been a material adverse effect with respect to Allis-Chalmers that is incapable of being cured by October 31, 2008, unless extended pursuant to the merger agreement, or within 20 days following receipt of written notice of the material adverse effect from Bronco.

Termination Fees and Expenses

Except for the termination fees set forth in the merger agreement and as described below, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby (other than certain costs related to the printing of this joint proxy statement/prospectus and the filing fees with respect to the Hart-Scott-Rodino Act) will be paid by the party incurring the costs or expenses.

Bronco must pay Allis-Chalmers a termination fee of $10 million upon termination of the merger agreement for any of the following reasons:

•	a material breach by Bronco of its no-solicitation covenant;

•	the withdrawal or adverse change by the Bronco board of directors of its recommendation of the merger;

•	the entry by Bronco or its subsidiaries into another acquisition agreement; or

•	a public announcement by Bronco or its board of directors of its intention to do any of the foregoing.

In addition, Bronco must pay Allis-Chalmers a termination fee of $10 million, less any amount paid by Bronco to Allis-Chalmers for Allis-Chalmers’ out-of-pocket expenses incurred in connection with the merger and the transactions contemplated by the merger agreement (which expenses may not in the aggregate exceed $5 million), upon consummation of an acquisition proposal if the merger fails to close for reasons other than the failure of conditions relating to securities laws matters, injunctions or restraints imposed by government authorities, the listing of the Allis-Chalmers common stock issued as consideration in the merger on the NYSE or the receipt of necessary consents and approvals from government authorities on or before October 31, 2008, unless extended pursuant to the merger agreement, (but only if Allis-Chalmers would have met the condition relating to its representations and warranties as of the termination date) or because the Bronco stockholders failed to adopt the merger agreement by the required vote and:

(1) prior to the termination, any acquisition proposal with respect to Bronco or any of its subsidiaries has been publicly announced and not withdrawn by any person (other than by Allis-Chalmers or any of its respective affiliates); and

(2) within 365 days after termination of the merger agreement, Bronco or any of its subsidiaries enters into any definitive agreement providing for an acquisition proposal or an acquisition proposal is consummated (regardless of whether it relates to the same acquisition proposal referred to in clause (1) above).

Bronco must pay an expense reimbursement payment equal to Allis-Chalmers’ out-of-pocket and documented expenses up to $5 million in the aggregate if Bronco stockholders fail to adopt the merger agreement by the requisite vote and the merger agreement is terminated as a result. Any expense reimbursement payment will be credited toward the payment of any termination fee.

Allis-Chalmers must pay an expense reimbursement payment equal to Bronco’s out-of-pocket and documented expenses up to $5 million in the aggregate if Allis-Chalmers stockholders fail to approve the issuance of the Allis-Chalmers common stock in the merger by the requisite vote and the merger agreement is terminated as a result.

Effect of Termination

In the event of the termination of the merger agreement as described above, the merger agreement will become null and void and there will be no liability on the part of Allis-Chalmers or Merger Sub, on the one hand, or Bronco, on the other hand, except as described above under “Termination Fees and Expenses,” and except with respect to the requirement to comply with the terms of the confidentiality agreement executed between Allis-Chalmers and Bronco as well as other specified provisions in the merger agreement, including provisions related to confidentiality, filings with the SEC and expenses; provided, that no party will be relieved from any liability with respect to any willful or intentional breach of any representation, warranty, covenant, agreement or other obligation under the merger agreement.

Amendment

Allis-Chalmers, Merger Sub and Bronco may amend the merger agreement in writing at any time before the effective time of the merger. However, after the adoption of the merger agreement by the Bronco stockholders, no amendment may be made without first obtaining such stockholders’ approval where such amendment would materially adversely affect the rights of the Bronco stockholders or require further approval by the Bronco stockholders under applicable law or Bronco’s listing agreement with Nasdaq.

Extension; Waiver

Allis-Chalmers, Merger Sub and Bronco may at any time before the effective time of the merger and to the extent legally allowed:

•	extend the time for the performance of any of the obligations or the other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained in the merger agreement.

APPRAISAL RIGHTS

If appraisal rights are available, Bronco stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. Allis-Chalmers stockholders do not have appraisal rights regardless of how they vote.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this joint proxy statement/prospectus as Annex D. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Bronco common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Bronco common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.

In the event that appraisal rights are available, under Section 262, holders of shares of Bronco common stock who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court. The stockholder must not vote in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. To the extent appraisal rights are available in connection with the merger, this joint proxy statement/prospectus will constitute the notice, and the full text of Section 262 is attached as Annex D. In the event appraisal rights are available in connection with the merger, any holder of shares of Bronco common stock who wishes to exercise appraisal rights, or who wishes to preserve his or her right to do so, should review the following discussion and Annex D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Bronco believes that if a stockholder considers exercising appraisal rights, the stockholder should seek the advice of legal counsel.

Filing Written Demand

Any holder of shares of Bronco common stock wishing to exercise appraisal rights must deliver to Bronco, before the vote on the adoption of the merger agreement at the Bronco Meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A holder of shares of Bronco common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. The stockholder must not vote in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. The demand must reasonably inform Bronco of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the Bronco Meeting will constitute a waiver of appraisal rights.

If appraisal rights are available in connection with the merger, only a holder of record of shares of Bronco common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Bronco common stock should be executed by or on behalf of the holder of record and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Bronco common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Bronco at 16217 North May Avenue, Edmond, Oklahoma 73013, Attention: Corporate Secretary.

Any holder of shares of Bronco common stock may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Merger Sub, as the surviving company, a written withdrawal of the demand for appraisal. However, any attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of Bronco. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon the terms as the Court deems just.

Notice by the Surviving Corporation

If appraisal rights are available in connection with the merger, within ten days after the effective time of the merger, the surviving company must notify each holder of shares of Bronco common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, Bronco or any holder of shares of Bronco common stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. Bronco is under no obligation to and has no present intention to file a petition, and holders should not assume that Bronco will file a petition. Accordingly, it is the obligation of the holders of shares of Bronco common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Bronco common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of shares of Bronco common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving company a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of those shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving company or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed by a holder of shares of Bronco common stock and a copy thereof is served upon Bronco, Bronco will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After determining the holders of shares of Bronco common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that the exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from the accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262. Although Bronco believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Bronco, Allis-Chalmers nor Merger Sub anticipates offering more than the applicable merger consideration to any Bronco stockholder exercising appraisal rights, and each of Bronco, Allis-Chalmers and Merger Sub reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Bronco common stock is less than the applicable merger consideration, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. The Delaware Court of

Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Bronco common stock have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of Bronco common stock under Section 262 fails to perfect, or successfully withdraws or loses, the holder’s right to appraisal, the stockholder’s shares of Bronco common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to no election shares, subject to the right of Allis-Chalmers to treat the shares as cash election shares, without interest or dividends thereon. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving company a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.

From and after the effective time of the merger, no dissenting stockholder will have any rights of a Bronco stockholder with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of Bronco common stock, if any, payable to Bronco stockholders of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger, or subsequently with the written approval of Bronco, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of Bronco without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

FINANCING OF THE MERGER

In order to finance the cash component of the merger consideration, the repayment of outstanding Bronco debt and transaction expenses, and to raise up to $50 million in cash for working capital and general corporate purposes, Allis-Chalmers expects to incur incremental indebtedness of up to $350.0 million. Allis-Chalmers intends to obtain up to $350.0 million from either (1) a permanent debt financing of up to $350.0 million, or (2) if the permanent debt financing cannot be consummated prior to or concurrently with the closing of the merger, the draw down under a senior unsecured bridge facility in an aggregate principal amount of up to $350.0 million to be arranged by RBC, and GSCP, acting as joint lead arrangers and joint bookrunners, with Royal Bank, acting as the administrative agent. Under a commitment letter, dated June 1, 2008, Royal Bank and GSCP severally committed to provide 50% and 50%, respectively, of the loans under a $350.0 million senior unsecured bridge facility to Allis-Chalmers or one of its wholly owned subsidiary reasonably satisfactory to Royal Bank and GSCP. The obligation of Royal Bank and GSCP to make loans under the bridge facility is subject to the satisfaction of certain other conditions including, among others, (1) the execution of satisfactory documentation; (2) the absence of any action that could reasonably be expected to have a material adverse effect on Allis-Chalmers, its ability to perform under the obligations of the bridge facility, or the rights and remedies of Royal Bank and GSCP under the bridge facility; (3) the equity component of the merger consideration must have a value of not less than $150 million. The commitments will terminate on July 31, 2008, if the bridge facility will not have been drawn by such date and the merger is not consummated by such date. The commitments may also terminate prior to July 31, 2008, if the merger is abandoned or a material condition to the merger is not satisfied or Allis-Chalmers breaches its obligations under the commitment letter. The proceeds of the bridge facility may be used by Allis-Chalmers to finance the cash component of the merger consideration, repay outstanding Bronco debt, pay transaction expenses and provide up to $50 million for working capital and other general corporate purposes, to the extent permitted by the loan documentation.

The senior unsecured bridge facility will mature on the date that is twelve months after the closing date of the merger, which we refer to as the initial maturity date. Upon the satisfaction of certain terms and conditions, the senior unsecured bridge facility will be exchanged for, at the option of Royal Bank and GSCP, either (a) senior unsecured debt securities, which we refer to as rollover securities, maturing on the four year anniversary of the initial maturity date or (b) senior unsecured loans maturing on the four year anniversary of the initial maturity date, which we refer to as rollover loans.

The senior unsecured bridge facility will bear interest at a rate per annum equal to (1) one month or three month (as selected by the borrower) LIBOR (as adjusted for all applicable reserve requirements) plus 6.75% or (ii) Royal Bank’s alternate base rate plus 5.75%, as selected by the borrower, in each case increasing by an additional 0.50% at the end of six months following the closing date of the merger and at the end of each subsequent three-month period for as long as the bridge facility remains outstanding.

The rollover securities and the rollover loans will bear interest, beginning on the initial maturity date, at a rate per annum equal to the higher of (i) 0.50% above the rate of interest per annum on the senior unsecured bridge facility as of the initial maturity date, and (ii) (x) one month or three month (as selected by borrower) LIBOR (as adjusted for all applicable reserve requirements) plus 8.25% or (y) in the case of rollover loans only, Royal Bank’s alternate base rate plus 7.25%, as selected by the borrower, in each case, increasing by an additional 0.50% at the end of each subsequent three-month period for as long as the rollover securities or the rollover loans are outstanding. Any holder of rollover securities or rollover loans may elect, at its sole option, to fix the interest rate per annum on its rollover securities or rollover loans at the then effective rate of interest per annum (in which case interest shall then be paid semi-annually in arrears).

Notwithstanding the foregoing, in no event will the interest rate per annum in respect of the senior unsecured bridge facility, the rollover securities or the rollover loans be (i) greater than the greater of (x) subject to clause (ii) below, the average yield of the existing notes of the borrower (outstanding prior to the closing of the merger) at any time, as determined by reference to TRACE at the close of business for the five trading days immediately preceding such time, plus (1) if the senior notes rating from Moody’s Investor Services, Inc., or Moody’s is greater than or equal to B2 and from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation, or S&P, is greater than or equal to B, 3.25%, or (2) if the senior notes rating from Moody’s is less than B2 or from S&P, is less than B, 3.75%, and (y) (1) if the senior notes rating from Moody’s is greater than or equal to B2 and from S&P, is greater than or equal to than B, 13.50%, or (2) if the senior notes rating from Moody’s is less than B2 or from S&P, is less than B, 14.00%, in each case exclusive of any additional interest payable in the event of a default, or (ii) less than 10.75% at any time.

Interest will be payable quarterly in arrears, provided that if the interest rate is fixed as discussed above, semi-annually, in arrears.

The senior unsecured bridge facility may be prepaid at any time in whole or in part without premium or penalty (except breakage costs, if any, related to prepayments not made on the last day of the relevant interest period). In addition, the bridge facility requires mandatory prepayments of outstanding borrowings in an amount equal to 100% of the net cash proceeds resulting from any of the following: (1) asset sales and other asset dispositions by Allis-Chalmers or any of its subsidiaries above a predetermined threshold; (2) the issuance of equity by Allis-Chalmers or any of its subsidiaries; (3) the issuance or incurrence of debt by Allis-Chalmers or any of its subsidiaries; and (4) any Extraordinary Receipts, as defined in the bridge facility.

The senior unsecured bridge facility (and the rollover securities and rollover loans) will be pari passu with all senior unsecured indebtedness of the borrower (whether existing now or created in the future) and senior to all subordinated indebtedness of the borrower. The senior unsecured bridge facility will be guaranteed on a senior unsecured basis by all domestic subsidiaries of the borrower, including the surviving company in the merger and its subsidiaries.

The senior unsecured bridge facility is expected to contain customary financial covenants. Other covenants contained in the facility are expected to restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness and guaranties, liens, investments and affiliate transactions. Allis-Chalmers anticipates that the facility will contain customary events of default. The bridge facility will also contain registration rights with respect to rollover securities that may be issued under the facility.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The table below sets forth, for the calendar quarters indicated, the high and low intraday sale prices per share of Allis-Chalmers common stock on the NYSE (for periods after March 22, 2007) and on the American Stock Exchange (for periods prior to March 22, 2007), and on Nasdaq for Bronco common stock since its initial public offering on August 16, 2005. No cash dividends have been declared on shares of Allis-Chalmers common stock or Bronco Common Stock for the calendar quarters indicated.

Allis-Chalmers’ present or future ability to pay dividends is governed by (1) the provisions of the DGCL, (2) Allis-Chalmers’ certificate of incorporation and bylaws, and (3) Allis-Chalmers’ bank credit facilities. Allis-Chalmers’ existing bank credit facilities limit Allis-Chalmers’ ability to make restricted payments, which include dividend payments. The future payment of cash dividends, if any, on the Allis-Chalmers common stock is within the discretion of the Allis-Chalmers board of directors and will depend on Allis-Chalmers’ earnings, capital requirements, financial condition and other relevant factors. The merger agreement generally provides that Bronco may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement. In addition, Bronco’s existing credit facility limits Bronco’s ability to make restricted payments, which include dividend payments.

	Allis-Chalmers Common		Bronco Common
	Stock		Stock
Calendar Year	High	Low	High		Low

2005 First Quarter	$7.25	$3.64	$		$
Second Quarter	6.00	4.38
Third Quarter	14.70	5.65		30.00		18.00
Fourth Quarter	13.75	8.61		29.10		20.97
2006 First Quarter	18.50	12.46		32.00		22.50
Second Quarter	17.62	10.85		29.57		17.50
Third Quarter	19.33	9.80		21.41		16.01
Fourth Quarter	25.55	12.15		19.69		15.25
2007 First Quarter	23.61	14.10		17.20		13.53
Second Quarter	24.39	15.83		19.21		15.37
Third Quarter	28.10	18.35		16.67		13.58
Fourth Quarter	19.49	14.09		16.04		13.10
2008 First Quarter	15.21	9.56		16.25		11.21
Second Quarter(1)

(1)	Reflects trading activity through June , 2008.

The following table presents the closing prices for shares of Allis-Chalmers common stock and Bronco common stock on May 30, 2008, the last trading day before the public announcement of the amendment to the initial agreement, and June   , 2008, the latest practicable trading day before the date of this joint proxy statement/prospectus. The following table also shows the merger consideration proposed for each share of Bronco common stock, on a fully-diluted basis, based on the closing price of Allis-Chalmers common stock on the dates indicated. If the closing of the merger had been on the dates indicated below, Bronco stockholders would have received the merger consideration shown below for each share of Bronco common stock held by them.

				Number of	Value of	Value of
				Shares of	Allis-Chalmers	Total Merger
			Cash	Allis-Chalmers	Common Stock	Consideration
			Consideration	Common Stock to be Issued	to be Issued	per Share
			per Share of	per Share	per Share	of Bronco
	Allis-Chalmers	Bronco	Bronco	of Bronco	of Bronco Common	Common
	Common Stock	Common Stock	Common Stock(1)	Common Stock(1)	Stock(1)	Stock(1)

May 30, 2008	$17.17	$18.18	$7.46	0.6284	$10.79	$18.25
June , 2008			$7.46	0.6284

(1)	Assumes 26,808,502 shares of Bronco common stock outstanding.

The value of the shares of Allis-Chalmers common stock that will be issued in the merger will not be known at the time Bronco and Allis-Chalmers stockholders grant their proxies or vote at their respective stockholder meetings. The above tables show only historical comparisons. Interested stockholders are encouraged to call 1-877-    -      for the value of the merger consideration per share of Bronco common stock calculated as of the latest practicable date and to review carefully the other information contained or incorporated by reference in this joint proxy statement/prospectus in considering whether to approve the applicable merger proposals. See the section entitled “Where You Can Find More Information,” beginning on page 116.

COMPARISON OF RIGHTS OF ALLIS-CHALMERS AND BRONCO STOCKHOLDERS

As a result of the merger, the stockholders of Bronco may become stockholders of Allis-Chalmers. As Allis-Chalmers stockholders, their rights will be governed by the DGCL and by Allis-Chalmers’ certificate of incorporation and bylaws.

The following is a summary of the material differences between the rights of Allis-Chalmers stockholders and the rights of Bronco stockholders under each company’s respective certificate of incorporation, as amended, and bylaws, as amended. While Allis-Chalmers and Bronco believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Allis-Chalmers and Bronco stockholders and is qualified in its entirety by reference to the DGCL and the various documents of Allis-Chalmers and Bronco that are referred to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Allis-Chalmers and being a stockholder of Bronco. Allis-Chalmers has filed copies of its certificate of incorporation, as amended, and bylaws, as amended, with the SEC, which are exhibits to the registration statement of which this joint proxy statement/prospectus is a part, and will send copies of these documents to you upon your request. Bronco will also send copies of its documents referred to herein to you upon your request. See the section entitled “Where You Can Find More Information,” beginning on page 116 of this joint proxy statement/prospectus.

Authorized Capital

Allis-Chalmers.  The total number of authorized shares of capital stock of Allis-Chalmers is 125,000,000, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

Bronco.  The total number of authorized shares of capital stock of Bronco is 101,000,000, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Number and Election of Directors

Allis-Chalmers.  The Allis-Chalmers board of directors has ten members. The Allis-Chalmers bylaws provide that the board of directors will consist of a number of directors, not less than three nor more than 15. In addition, the preferred stockholders may elect additional directors in accordance with the Allis-Chalmer’s Certificate of Designations, Preferences and Rights of the Series A 10% Cumulative Convertible preferred Stock.

Upon the closing of Allis-Chalmers’ acquisition of DLS Drilling, Logistics & Services Corporation, or DLS, in August 2006, Allis-Chalmers entered into an investors rights agreement, which provided, among other things, that the sellers of DLS have the right to designate two nominees for election to Allis-Chalmers’ board of directors. Effective upon the closing of the DLS acquisition, Thomas O. Whitener, Jr. and Jens H. Mortensen, Jr. resigned as directors of Allis-Chalmers, and the DLS sellers (pursuant to their rights as set forth in the investors rights agreement) designated Alejandro P. Bulgheroni and Carlos A. Bulgheroni as nominees to fill the board vacancies created by the resignation of Mr. Whitener and Mr. Mortensen. In accordance with the provisions of the investors rights agreement, the board appointed Alejandro P. Bulgheroni and Carlos A. Bulgheroni to the board upon receipt of the nominations.

Upon the closing of Allis-Chalmers’ acquisition of substantially all of the assets of Oil & Gas Rental Services, Inc., or OGR, in December 2006, Allis-Chalmers entered into an investor rights agreement, which provided, among other things, that OGR shall have the right to designate one nominee for election to Allis-Chalmers’ board of directors. Effective upon the closing of the acquisition, OGR designated Burt A. Adams as a nominee to Allis-Chalmers’ board of directors. In accordance with the provisions of the investor rights agreement, the board appointed Burt A. Adams to the board upon receipt of the nomination. Effective May 2, 2008, Mr. Adams resigned as a member of the board of directors and OGR has not designated another nominee.

Bronco.  The Bronco board of directors has five members. The Bronco certificate of incorporation provides that the board of directors will consist of a number of directors, not less than five nor more than nine, plus a number of directors who may be elected by the holders of preferred stock.

Stockholder Meetings and Provisions for Notices

Allis-Chalmers.  The Allis-Chalmers bylaws provide that a special meeting of stockholders may be called at any time by a majority of the board of directors.

Bronco.  The Bronco bylaws provide that, unless otherwise provided by the DGCL, or the certificate of incorporation, a special meeting of stockholders may be called at any time only by the Chairman of the board of directors, the Chief Executive Officer or by the “Whole Board” pursuant to a resolution adopted by a majority of the board of directors. The “Whole Board” is the total number of directors if there are no vacancies.

Voting by Stockholders

Allis-Chalmers.  The Allis-Chalmers bylaws state that unless otherwise provided by applicable law, the certificate of incorporation, or the bylaws, all matters of business presented at a shareholders meeting will be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on that matter. The Allis-Chalmers bylaws state that the stockholders entitled to vote for the election of directors shall do so by a plurality vote.

Bronco.  The Bronco bylaws state that, unless otherwise provided by applicable law, the certificate of incorporation, the bylaws, or applicable stock exchange rules, all matters other than election of directors will be decided by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on that matter. The Bronco bylaws state that subject to the rights of the holders of preferred stock, directors will generally be elected by a plurality of the votes cast.

Amendment of Certificate of Incorporation

Allis-Chalmers.  The Allis-Chalmers certificate of incorporation and bylaws are silent with respect to amendment of its certificate of incorporation. The DGCL provides that a certificate of incorporation may be amended, so long as it is amended to contain provisions that would be lawful and proper to insert in an original certificate of incorporation. The affirmative vote of a majority of the outstanding stock entitled to vote, and a majority of the outstanding stock of each class entitled to vote is required to amend a certificate of incorporation. The holders of the outstanding shares of a class shall be entitled to vote, even if otherwise restricted by the certificate of incorporation, if the proposed amendment would increase or decrease the aggregate number of authorized shares of such class or adversely affect the rights, powers and preferences of such class.

Bronco.  The Bronco certificate of incorporation provides that, in addition to any other vote required by applicable law, the affirmative vote of 66 2/3% of the voting power of all the outstanding shares of capital stock generally entitled to vote in the election of directors, voting together as a single class, is required to amend, modify or repeal certain portions of the certificate of incorporation. Specifically, this relates to those portions regarding (1) the entitlement of the holders of common stock to dividends and other distributions, (2) the power, number, election, term and removal of directors, (3) the amendment or alteration of the bylaws, (4) the meetings of stockholders, or (5) the amendment of the certificate of incorporation. Bronco reserves the right to amend any other portion of the bylaws subject to provisions of DGCL, except the rights to indemnification granted in the certificate of incorporation unless required by law.

Amendment of Bylaws

Allis-Chalmers.  Under the Allis-Chalmers bylaws and certificate of incorporation, the bylaws may be amended or repealed and any new bylaws may be adopted by the directors; provided that the amended,

repealed and adopted bylaws may be reinstated or amended by the stockholders entitled to vote at the time for the election of directors.

Bronco.  Under the Bronco bylaws and certificate of incorporation, the affirmative vote of a majority of the “Whole Board” is required to adopt, amend, alter, or repeal the bylaws. The “Whole Board” is the total number of directors if there are no vacancies. The bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock required by law or the certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required.

Exchange Listing of Common Stock

Allis-Chalmers common stock:

Allis-Chalmers common stock is listed on the NYSE under the symbol “ALY,” and the rights of Allis-Chalmers stockholders are determined in part by the NYSE listing requirements.

Bronco common stock:

Bronco common stock is listed on Nasdaq under the symbol “BRNC,” and the rights of Bronco stockholders are determined in part by Nasdaq listing requirements.

PROPOSALS BEING SUBMITTED TO A VOTE OF
ALLIS-CHALMERS STOCKHOLDERS AT THE ALLIS-CHALMERS MEETING

Allis-Chalmers Proposal No. 1:

APPROVAL OF THE ISSUANCE OF COMMON STOCK PURSUANT TO THE MERGER

At the Allis-Chalmers Meeting, as previously described in this joint proxy statement/prospectus, Allis-Chalmers stockholders will be asked to approve the issuance of Allis-Chalmers common stock to the stockholders of Bronco Drilling Company, Inc. in connection with the merger of Bronco Drilling Company, Inc. with and into Elway Merger Sub, LLC, a wholly-owned subsidiary of Allis-Chalmers, as set forth in the Agreement and Plan of Merger, dated January 23, 2008, by and among Allis-Chalmers, Bronco Drilling Company, Inc. and Elway Merger Sub, Inc. (which prior to the merger will convert to Elway Merger Sub, LLC), as amended by the First Amendment thereto, dated as of June 1, 2008, copies of which are attached as Annexes A-1 and A-2, respectively, to the joint proxy statement/prospectus.

Vote Required

The affirmative vote of the holders of a majority of votes cast at the Allis-Chalmers Meeting at which a majority of the outstanding shares of Allis-Chalmers common stock are present in person or represented by proxy will be required for approval of Allis-Chalmers Proposal No. 1. Abstentions and broker non-votes will not be counted either in favor of or against approval of Allis-Chalmers Proposal No. 1.

Board Recommendation

The Allis-Chalmers board of directors recommends that the Allis-Chalmers stockholders vote FOR Allis-Chalmers Proposal No. 1 to approve the issuance of Allis-Chalmers common stock pursuant to the merger agreement. Proxies will be voted FOR approval unless a stockholder gives other instructions on the proxy card.

Allis-Chalmers Proposal No. 2:

APPROVAL OF THE ADJOURNMENT OF THE ALLIS-CHALMERS MEETING

Description of the Proposal

Allis-Chalmers is asking its stockholders to vote on a proposal to adjourn the Allis-Chalmers Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies.

Vote Required

The affirmative vote of a majority of the votes cast on this matter is required to adjourn the Allis-Chalmers Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of Allis-Chalmers Proposal No. 2.

Board Recommendation

The Allis-Chalmers board of directors recommends that the Allis-Chalmers stockholders vote FOR Allis-Chalmers Proposal No. 2 to approve the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies. Proxies will be voted FOR adjournment unless a stockholder gives other instructions on the proxy card.

PROPOSALS BEING SUBMITTED TO A VOTE OF
BRONCO STOCKHOLDERS AT THE BRONCO MEETING

Bronco Proposal No. 1:

ADOPTION OF THE MERGER AGREEMENT

At the Bronco Meeting, as previously described in this joint proxy statement/prospectus, Bronco stockholders will be asked to adopt the Agreement and Plan of Merger, dated as of January 23, 2008, by and among Allis-Chalmers Energy Inc., Bronco Drilling Company, Inc. and Elway Merger Sub, Inc. (which prior to the merger will convert to Elway Merger Sub, LLC), as amended by the First Amendment thereto, dated as of June 1, 2008, copies of which are attached as Annexes A-1 to A-2, respectively, to the joint proxy statement/prospectus, pursuant to which Bronco Drilling Company, Inc. will merge with and into Elway Merger Sub, LLC, a wholly-owned subsidiary of Allis-Chalmers Energy Inc.

Vote Required

A majority of the outstanding shares of Bronco common stock entitled to vote must be cast in favor of Bronco Proposal No. 1 for it to be approved. Abstentions and broker non-votes will have the same effect as a vote against the Bronco Proposal No. 1.

Board Recommendation

The Bronco board of directors unanimously recommends that the Bronco stockholders vote FOR Bronco Proposal No. 1 to adopt the merger agreement. Proxies will be voted FOR adoption unless a stockholder gives other instructions on the proxy card.

Bronco Proposal No. 2:

APPROVAL OF THE ADJOURNMENT OF THE BRONCO MEETING

Description of the Proposal

Bronco is asking its stockholders to vote on a proposal to adjourn the Bronco Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies.

Vote Required

The affirmative vote of a majority of the votes cast on this matter is required to adjourn the Bronco Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of Bronco Proposal No. 2.

Board Recommendation

The Bronco board of directors unanimously recommends that the Bronco stockholders vote FOR Bronco Proposal No. 2 to approve the adjournment of the Allis-Chalmers Meeting, if necessary or appropriate, to solicit additional proxies. Proxies will be voted FOR adjournment unless a stockholder gives other instructions on the proxy card.

LEGAL MATTERS

The validity of the shares of Allis-Chalmers common stock to be issued in connection with the merger will be passed upon for Allis-Chalmers by Andrews Kurth LLP, Houston, Texas. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Bronco by Akin, Gump, Strauss, Hauer & Feld, L.L.P., and for Allis-Chalmers by Andrews Kurth LLP.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Allis-Chalmers Energy Inc. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 appearing in our annual report on Form 10-K for the year ended December 31, 2007 have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bronco and Bronco management’s assessment of the effectiveness of internal control over financial reporting appearing in Bronco’s Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated by reference herein have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Allis-Chalmers and Bronco each file reports and other information with the SEC. Allis-Chalmers and Bronco stockholders may read and copy these reports, statements or other information filed by either Allis-Chalmers or Bronco at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of Allis-Chalmers and Bronco are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Allis-Chalmers stockholders and Bronco stockholders also may obtain certain of these documents at Allis-Chalmers’ website, www.alchenergy.com and at Bronco’s website, www.broncodrill.com. Information contained on the Allis-Chalmers and Bronco websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

Allis-Chalmers has filed a registration statement on Form S-4, as amended, to register with the SEC the shares of Allis-Chalmers common stock to be issued to Bronco stockholders pursuant to the merger. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of Allis-Chalmers, as well as a proxy statement of Allis-Chalmers and Bronco for their respective meetings. As allowed by SEC rules, this joint proxy statement/prospectus, which is part of the registration statement, does not contain all the information Allis-Chalmers and Bronco stockholders can find in the registration statement or the exhibits to the registration statement. For further information about Allis-Chalmers or Bronco, please refer to the registration statement including the exhibits.

The SEC allows Allis-Chalmers and Bronco to “incorporate by reference” information into this joint proxy statement/prospectus. This means that Allis-Chalmers and Bronco can disclose important information to Allis-Chalmers and Bronco stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Allis-Chalmers and Bronco have previously filed with the SEC (other than information furnished pursuant to

Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about Allis-Chalmers and Bronco and the financial condition of each company.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

Allis-Chalmers Filings (File No. 001-02199)

•	Annual Report on Form 10-K for the year ended December 31, 2007 (filed on March 7, 2008), as amended by Amendment No. 1 on Form 10-K/A (filed April 29, 2008),

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (filed May 8, 2008),

•	Current Reports on Form 8-K filed on January 24, 2008, January 31, 2008, February 6, 2008, February 25, 2008, April 3, 2008, May 1, 2008, May 5, 2008 and June 2, 2008, and

•	the description of Allis-Chalmers common stock set forth in the registration statement on Form 8-A filed August 14, 1992 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

Bronco Filings (File No. 001-51471)

•	Annual Report on Form 10-K for the year ended December 31, 2007 (filed on March 17, 2008), as amended by Amendment No. 1 on Form 10-K/A (filed April 29, 2008),

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (filed May 12, 2008), and

•	Current Reports on Form 8-K filed on January 9, 2008, January 24, 2008 and June 2, 2008.

In addition, Allis-Chalmers and Bronco incorporate by reference additional documents that they may file or furnish with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the meetings (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

Allis-Chalmers and Bronco also incorporate by reference the following Annexes attached to this joint proxy statement/prospectus:

•	the initial merger agreement attached as Annex A-1,

•	the amendment to the initial merger agreement attached as Annex A-2,

•	the opinion of RBC attached as Annex B,

•	the opinion of Johnson Rice attached hereto as Annex C, and

•	Section 262 of the DGCL attached hereto as Annex D.

Allis-Chalmers has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Allis-Chalmers and Merger Sub, and Bronco has supplied all information contained in this joint proxy statement/prospectus relating to Bronco.

Documents incorporated by reference are available to Allis-Chalmers stockholders and Bronco stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. Allis-Chalmers stockholders and Bronco stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

Allis-Chalmers Energy Inc. 5075 Westheimer, Suite 890 Houston, Texas 77056 Attention: Investor Relations Telephone number: (713) 369-0550 www.alchenergy.com	Bronco Drilling Company, Inc. 16217 North May Avenue Edmond, Oklahoma 73013 Attention: Investor Relations Telephone number: (405) 242-4444 www.broncodrill.com

In order for Allis-Chalmers stockholders and Bronco stockholders to receive timely delivery of the documents in advance of the Bronco Meeting, Allis-Chalmers or Bronco, as applicable, should receive requests for documents no later than          , 2008.

Allis-Chalmers and Bronco have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Stockholder Proposals for the Allis-Chalmers 2008 Annual Meeting

Rule 14a-8 under the Exchange Act addresses when a company must include a stockholder’s proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. Any stockholder who wishes to submit a proposal to be included in Allis-Chalmers proxy statement and form of proxy relating to the 2008 annual stockholders meeting must have submitted the proposal to Allis-Chalmers on or before January 1, 2008. Such proposal must meet all of the requirements of the SEC to be eligible for inclusion in Allis-Chalmers 2008 proxy materials. Any stockholder who wishes to submit a proposal for Allis-Chalmers 2008 annual stockholders meeting that is not to be included in Allis-Chalmers proxy statement and form of proxy must have submitted the proposal to Allis-Chalmers on or before March 22, 2008.

All notices should be directed to Corporate Secretary, Allis-Chalmers Energy Inc., 5075 Westheimer, Suite 890, Houston, Texas 77056. Under current SEC rules, Allis-Chalmers is not required to include in its proxy statement any director nominated by a stockholder using this process. If Allis-Chalmers chooses not to include a nominee, the stockholder will be required to distribute its own proxy materials in connection with its solicitation of proxies with respect to that nominee.

Bronco 2008 Annual Stockholder Meeting and Stockholder Proposals

Bronco reserves the right to postpone or cancel its 2008 Annual Meeting. If the 2008 Annual Meeting is held, Bronco stockholders may submit proposals on matters appropriate for stockholder action (including any election of a director) at meetings of Bronco stockholders in accordance with Rule 14a-8 under the Exchange Act. If a Bronco stockholder wants to make such a proposal that will not be included in the proxy statement pursuant to Rule 14a-8 at the 2008 Annual Meeting of Bronco stockholders, Bronco’s bylaws require that the proposal must be received at the principal executive office of Bronco, at Bronco Drilling Company, Inc., 16217 North May Avenue, Edmond, Oklahoma 73013, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately proceeding annual meeting of stockholders; provided however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder must be received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by Bronco.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements of Allis-Chalmers have been prepared using the purchase method of accounting under accounting principles generally accepted in the United States of America, and are based on the audited historical consolidated financial statements of each of Allis-Chalmers and Bronco which include, in the opinion of the management for their respective company, all adjustments necessary to present fairly the results as of and for such periods. The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing effect on the consolidated results. However, the unaudited pro forma condensed combined financial statements do not reflect the effect of asset dispositions, if any, or revenue, cost or other operating synergies that may result from the merger, nor do they reflect the effects of any financing, liquidity or other balance sheet repositioning that may be undertaken (except for the financing directly related to the merger) in connection with or subsequent to the merger. The unaudited pro forma condensed combined balance sheet was prepared as if the merger had occurred as of March 31, 2008. The unaudited pro forma condensed combined statement of operations was prepared as if the merger had occurred as of January 1, 2007. These unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical financial statements of Allis-Chalmers and Bronco and the related notes which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page 116.

The unaudited pro forma condensed combined financial statements reflect Allis-Chalmers as the “acquirer” for accounting purposes. References to “we” and “our” refer to Allis-Chalmers. Accordingly, consideration paid by Allis-Chalmers to consummate the acquisition will be allocated to Bronco’s assets and liabilities based upon their estimated fair values as of the date of the consummation of the acquisition. This allocation is dependent upon certain valuations and other assessments that have not progressed to a stage where there is sufficient information to make a definitive allocation. The notes to the unaudited pro forma condensed combined financial statements provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements. The allocation of the purchase price is dependent upon a final determination of the fair value of Bronco’s assets and liabilities as of the date of the consummation of the acquisition. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Final determinations of fair market value may differ materially from those presented herein.

The pro forma results of operations do not include any anticipated cost reductions from the elimination of redundant public company expenses that management believes will be specifically identified during the integration planning process or after consummation of the acquisition.

Certain information normally included in the financial statements prepared in accordance with generally accepted accounting principles, or GAAP, has been condensed or omitted in accordance with the rules and regulations of the SEC. The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with the historical financial statements and related notes thereto incorporated herein. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the results of operations or financial position that we actually would have achieved if the transactions had been consummated on the date indicated, nor do they project our results of operations or financial position of any future period or date.

The estimated purchase price has been preliminarily assigned to the net tangible and intangible assets acquired and liabilities assumed as follows (in thousands):

	Bronco Historical
	Amounts as of	Purchase	Preliminary
	March 31,	Price	Estimated
	2008	Adjustments	Fair Value

Current assets	$69,062	$—	$69,062
Property and equipment	404,414	13,452	417,866
Goodwill	23,909	71,569	95,478
Other assets	88,467	10,810	99,277
Current liabilities	(102,257)	—	(102,257)
Long-term debt, net of current maturities	(5,333)	—	(5,333)
Deferred income tax liabilities	(72,535)	5,535	(67,000)

	$405,727	$101,366	$507,093

Our unaudited pro forma condensed combined balance sheet as of March 31, 2008 reflects the following transactions as if they occurred on March 31, 2008:

•	our pending merger with Bronco Drilling Company, Inc., or Bronco, for $200.0 million in cash and 16,846,500 shares of our common stock with a value of approximately $279.0 million. The value of our common stock to be issued in the merger is based on the average trading price of our common stock on the day before, the day of and the day after the announcement of the amended merger agreement, or $16.56 per share. The acquisition will be funded with cash on hand and additional debt financing through a $350.0 million senior unsecured bridge facility. The pro forma financial statements provide for borrowings of approximately $296.2 million under the bridge facility. The following table summarizes the preliminary allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Current assets	$69,062
Property and equipment	417,866
Intangible assets including goodwill	109,278
Other long-term assets	85,477

Total assets acquired	681,683

Current liabilities	102,257
Long-term debt	5,333
Deferred income tax liabilities	67,000

Total liabilities assumed	174,590

Net assets acquired	$507,093

We estimate that the costs associated with the merger (other than the merger consideration) will be approximately $28.1 million. Those costs include approximately $11.4 million of transaction costs, $13.2 million of severance costs to Bronco executives and $3.5 million related to other acquisition costs. Bronco’s historical property and equipment values are estimated to increase by approximately $13.5 million based on third-party valuations and intangible assets are estimated to increase by $10.8 million.

Our unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2008 and the year ended December 31, 2007 reflects the following transactions as if such transactions occurred on January 1, 2007:

•	our acquisition of Bronco for $200.0 million in cash and 16,846,500 shares of our common stock; and

•	our borrowing of approximately $296.2 million under the $350.0 million under the bridge facility.

ALLIS-CHALMERS ENERGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2008

			Pro Forma
	Historical		Purchase		Financing
	Allis-Chalmers	Bronco	Adjustments		Adjustments		Combined
	(Amounts in thousands)

ASSETS
Cash and cash equivalents	$10,247	$3,034	$(299,526	)A	$291,245	F	$5,000
Trade receivables, net	140,133	58,752	—		—		198,885
Inventories	33,019	—	—		—		33,019
Prepaids and other	11,669	7,276	—		—		18,945

Total Current Assets	195,068	69,062	(299,526)		291,245		255,849
Property and equipment, net	650,485	404,414	13,452	B	—		1,068,351
Goodwill	138,398	23,909	71,569	C	—		233,876
Other intangibles, net	34,064	2,990	10,810	C	—		47,864
Note receivable, less current maturities	40,000	5,855	—		—		45,855
Investments	—	76,820	—		—		76,820
Debt issuance costs, net	13,730	—	—		4,943	F	18,673
Other assets	27,819	2,802	—		—		30,621

Total Assets	$1,099,564	$585,852	$(203,695)		$296,188		$1,777,909

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current maturities of long-term debt	$6,232	$66,078	$(66,078	)A	$—		$6,232
Trade accounts payable	38,987	18,964	—		—		57,951
Accrued employee benefits	15,847	3,773	—		—		19,620
Accrued interest	6,891	933	—		—		7,824
Accrued expenses	31,488	12,509	—		—		43,997

Total Current Liabilities	99,445	102,257	(66,078)		—		135,624
Long-term debt, net of current maturities	539,852	5,333	(5,333	)A	296,188	F	836,040
Deferred income taxes	32,054	72,535	(5,535	)D	—		99,054
Other long-term liabilities	3,161	—	—		—		3,161

Total Liabilities	674,512	180,125	(76,946)		296,188		1,073,879

STOCKHOLDERS’ EQUITY
Common stock	351	263	(95	)E	—		519
Capital in excess of par value	328,768	299,344	(20,534	)E	—		607,578
Retained earnings	95,933	106,120	(106,120	)E	—		95,933

Total Stockholders’ Equity	425,052	405,727	(126,749)		—		704,030

Total Liabilities and Stockholders’ Equity	$1,099,564	$585,852	$(203,695)		$296,188		$1,777,909

See notes to unaudited pro forma condensed combined financial statements.

ALLIS-CHALMERS ENERGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

			Pro Forma
	Historical		Purchase		Financing
	Allis-Chalmers	Bronco	Adjustments		Adjustments		Combined
	(In thousands, except per share data)

Revenues	$153,182	$67,003	—		$—		$220,185
Cost of revenues	113,700	49,815	(5,525	)G	—		157,990

Gross profit	39,482	17,188	5,525		—		62,195
General and administrative expense	15,900	5,982	68	H	—		21,950

Income from operations	23,582	11,206	5,457		—		40,245
Other income (expense):
Interest income	1,152	734	—		—		1,886
Interest expense	(12,041)	(1,226)	—		(6,981	)K	(20,248)
Other	107	1,986	—		—		2,093

Income before income taxes	12,800	12,700	5,457		(6,981)		23,976
Income taxes	(4,750)	(4,552)	(1,956	)I	2,502	I	(8,756)

Net income	$8,050	$8,148	$3,501		$(4,479)		$15,220

Pro forma net income per common share:
Basic	$0.23	$0.31					$0.29

Diluted	$0.23	$0.31					$0.29

Weighted average shares outstanding:
Basic	34,837	26,265	(9,418	)J			51,684

Diluted	35,173	26,287	(9,440	)J			52,020

See notes to unaudited pro forma condensed combined financial statements.

ALLIS-CHALMERS ENERGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

			Pro Forma
	Historical		Purchase		Financing
	Allis-Chalmers	Bronco	Adjustments		Adjustments		Combined
	(In thousands, except per share data)

Revenues	$570,967	$298,952	—		$—		$869,919
Cost of revenues	392,364	211,418	(18,648	)G	—		585,134

Gross profit	178,603	87,534	18,648		—		284,785
General and administrative expense	62,689	23,609	281	H	—		86,579
Gain on asset sales	(8,868)	—	—		—		(8,868)

Income from operations	124,782	63,925	18,367		—		207,074
Other income (expense):
Interest income	3,259	1,239	—		—		4,498
Interest expense	(49,534)	(4,762)	—		(28,067	)K	(82,363)
Other	776	294	—		—		1,070

Income before income taxes	79,283	60,696	18,367		(28,067)		130,279
Income taxes	(28,843)	(23,104)	(6,992	)I	10,684	I	(48,254)

Net income	$50,440	$37,592	$11,375		$(17,383)		$82,025

Pro forma net income per common share:
Basic	$1.48	$1.45					$1.61

Diluted	$1.45	$1.44					$1.59

Weighted average shares outstanding:
Basic	34,158	25,996	(9,149	)J			51,005

Diluted	34,701	26,101	(9,254	)J			51,548

See notes to unaudited pro forma condensed combined financial statements.

ALLIS-CHALMERS ENERGY INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

Certain reclassifications, which are not material to the pro forma presentation, have been made to Bronco’s historical financial statements to be in conformity with our financial statement presentation.

The following pro forma adjustments have been made to the historical financial statements:

A) Reflects the cash needed to complete the Bronco merger, including a cash payment of $200.0 million to the stockholders of Bronco, the repayment of Bronco’s $71.4 million of borrowings under existing credit facilities, the payment of $11.4 million of transaction costs, the payment of $3.5 million related to other acquisition costs and the payment of $13.2 million for severance costs under existing employment contracts of Bronco.

B) Reflects the step-up in the basis of the fixed assets as a result of the Bronco acquisition to the estimated fair market value.

C) Reflects the estimated allocation of the Bronco purchase price to goodwill and other intangibles such as customer lists.

D) Reflects the deferred taxes related to the difference between the step-up basis of the fixed assets as compared to the tax basis of those assets.

E) Reflects the elimination of Bronco stockholders’ equity and the issuance of 16,846,500 shares of common stock valued at approximately $279.0 million in the Bronco acquisition. The common stock to be issued to the stockholders of Bronco is valued at $16.56 per share, which was the average of the closing sale prices of our common stock on the day before, the day of and the day after the announcement of the amended merger agreement.

F) Reflects the proceeds from the $350.0 million bridge facility less the debt issuance costs. These proceeds will be used to fund the cash component of the Bronco merger consideration, repayment of Bronco’s existing long-term debt and payment of transaction and severance costs. For purposes of these pro forma financial statements, only $296.2 million was drawn on the bridge facility.

G) Reflects the decrease in depreciation expense as a result of the application of a longer asset life to the drilling rigs acquired from Bronco, offset by an increase in depreciation due to the step-up in basis of fixed assets.

H) Reflects the increase in amortization due to the increase in other intangible assets in connection with the acquisition of Bronco.

I) Reflects a tax rate which represents the approximate effective domestic rate for both Allis-Chalmers and Bronco.

J) Reflects the elimination of Bronco’s outstanding common stock, offset by the issuance of common stock to the Bronco stockholders.

K) Reflects the amortization of the financing fees related to the funding of the Bronco acquisition and interest expense at an assumed average interest rate of 10.75% per annum on the amount drawn on the $350.0 million bridge facility, less interest incurred by Bronco on its credit facility, the refinancing of which with the bridge facility has been assumed.

ANNEX A-1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ALLIS-CHALMERS ENERGY INC.,
BRONCO DRILLING COMPANY, INC.
AND
ELWAY MERGER SUB, INC.
Dated as of January 23, 2008

A-1-1

Page

Article 1	Definitions	A-1-5
Section 1.1	Defined Terms	A-1-5
Section 1.2	References, Construction and Titles	A-1-14
Article 2	The Merger	A-1-14
Section 2.1	The Merger	A-1-14
Section 2.2	Effect of the Merger	A-1-15
Section 2.3	Governing Instruments, Directors and Officers of the Surviving Corporation	A-1-15
Section 2.4	Effect on Equity Securities	A-1-15
Section 2.5	Exchange of Certificates	A-1-17
Section 2.6	Closing	A-1-20
Section 2.7	Effective Time of the Merger	A-1-20
Section 2.8	Taking of Necessary Action; Further Action	A-1-20
Section 2.9	Withholding	A-1-20
Article 3	Representations and Warranties of the Company	A-1-20
Section 3.1	Corporate Existence; Good Standing; Corporate Authority	A-1-21
Section 3.2	Authorization, Validity and Effect of Agreements	A-1-21
Section 3.3	Capitalization	A-1-21
Section 3.4	Subsidiaries	A-1-22
Section 3.5	Compliance with Laws; Permits	A-1-22
Section 3.6	No Violations; Consents	A-1-23
Section 3.7	SEC Documents	A-1-23
Section 3.8	Litigation	A-1-25
Section 3.9	Absence of Company Material Adverse Effect and Certain Other Changes	A-1-25
Section 3.10	Taxes	A-1-25
Section 3.11	Employee Benefit Plans	A-1-26
Section 3.12	Labor Matters	A-1-28
Section 3.13	Environmental Matters	A-1-29
Section 3.14	Intellectual Property	A-1-29
Section 3.15	Insurance	A-1-29
Section 3.16	No Brokers	A-1-30
Section 3.17	Opinion of Financial Advisor	A-1-30
Section 3.18	Parent Share Ownership	A-1-30
Section 3.19	Vote Required; Board of Director Approval	A-1-30
Section 3.20	Ownership and Condition of Drilling Rigs	A-1-30
Section 3.21	Undisclosed Liabilities	A-1-31
Section 3.22	Certain Contracts	A-1-31
Section 3.23	State Takeover Statutes	A-1-31
Section 3.24	Improper Payments	A-1-32
Section 3.26	No Other Representations or Warranties	A-1-32

A-1-2

Page

Article 4	Representations and Warranties of Parent and Merger Sub	A-1-32
Section 4.1	Corporate Existence; Good Standing; Corporate Authority	A-1-32
Section 4.2	Authorization, Validity and Effect of Agreements	A-1-33
Section 4.3	Capitalization	A-1-33
Section 4.4	Subsidiaries	A-1-34
Section 4.5	Compliance with Laws; Permits	A-1-34
Section 4.6	No Violations; Consents	A-1-35
Section 4.7	SEC Documents	A-1-36
Section 4.8	Litigation	A-1-37
Section 4.9	Absence of Certain Changes	A-1-37
Section 4.10	Taxes	A-1-37
Section 4.11	Employee Benefit Plans	A-1-38
Section 4.12	Labor Matters	A-1-40
Section 4.13	Environmental Matters	A-1-41
Section 4.14	Intellectual Property	A-1-41
Section 4.15	Insurance	A-1-42
Section 4.16	No Brokers	A-1-42
Section 4.17	Opinion of Financial Advisor	A-1-42
Section 4.18	Company Share Ownership	A-1-42
Section 4.19	Vote Required; Board of Director Approval	A-1-42
Section 4.20	Ownership and Condition of Assets	A-1-42
Section 4.21	Undisclosed Liabilities	A-1-43
Section 4.22	Certain Contracts	A-1-43
Section 4.23	State Takeover Statutes	A-1-43
Section 4.24	Improper Payments	A-1-44
Section 4.25	Financing	A-1-44
Section 4.26	Solvency	A-1-44
Section 4.27	No Other Representations or Warranties	A-1-44
Article 5	Covenants	A-1-45
Section 5.1	Business in Ordinary Course	A-1-45
Section 5.2	Conduct of Business Pending Closing	A-1-45
Section 5.3	Access to Assets, Personnel and Information	A-1-48
Section 5.4	No Solicitation by the Company	A-1-49
Section 5.5	Stockholders’ Meetings	A-1-52
Section 5.6	Registration Statement and Proxy Statement/Prospectus	A-1-52
Section 5.7	NYSE Listing	A-1-54

A-1-3

Page

Section 5.8	Additional Arrangements	A-1-54
Section 5.9	Section 16	A-1-55
Section 5.10	Public Announcements	A-1-55
Section 5.11	Notification of Certain Matters	A-1-56
Section 5.12	Payment of Expenses	A-1-56
Section 5.13	Indemnification and Insurance	A-1-56
Section 5.14	Employee Matters	A-1-58
Section 5.15	Company Board and Executive Officers	A-1-59
Section 5.16	Tax Matters	A-1-59
Section 5.17	Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote	A-1-59
Section 5.18	Additional Instruments and Agreements	A-1-59
Section 5.19	Control of Other Party’s Business	A-1-59
Section 5.20	Agreements of Executive Officers and Directors	A-1-59
Article 6	Conditions	A-1-60
Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	A-1-60
Section 6.2	Conditions to Obligations of Parent and Merger Sub	A-1-61
Section 6.3	Conditions to Obligation of the Company	A-1-61
Article 7	Termination	A-1-62
Section 7.1	Termination Rights	A-1-62
Section 7.2	Effect of Termination	A-1-64
Section 7.3	Fees and Expenses	A-1-64
Article 8	Miscellaneous	A-1-65
Section 8.1	Nonsurvival of Representations and Warranties	A-1-65
Section 8.2	Amendment	A-1-65
Section 8.3	Notices	A-1-65
Section 8.4	Counterparts	A-1-66
Section 8.5	Severability	A-1-66
Section 8.6	Entire Agreement; No Third Party Beneficiaries	A-1-66
Section 8.7	Applicable Law	A-1-66
Section 8.8	Assignment	A-1-66
Section 8.9	Waivers	A-1-66
Section 8.10	Confidentiality Agreement	A-1-67
Section 8.11	Incorporation	A-1-67
Section 8.12	Specific Performance; Remedies	A-1-67
Section 8.13	Waiver of Jury Trial	A-1-67

A-1-4

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (as amended, supplemented or modified from time to time, this “Agreement”), dated as of January 23, 2008, is by and among ALLIS-CHALMERS ENERGY INC., a Delaware corporation (“Parent”), ELWAY MERGER SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and BRONCO DRILLING COMPANY, INC., a Delaware corporation (the “Company”).

Recitals

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company (each a “Party,” and collectively, the “Parties”) have approved this Agreement and the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation, upon the terms and subject to the conditions of this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company have determined that the Merger (as defined below) and this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and stockholders;

WHEREAS, for federal income Tax purposes, it is intended that the Merger be treated as a taxable stock purchase of all of the Company Common Stock (as defined below) by Parent; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to set forth various conditions to the consummation of the Merger;

NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

Article 1

Definitions

Section 1.1  Defined Terms.  As used in this Agreement, capitalized terms shall have the meanings set forth below or shall have the meanings set forth for such terms in the sections of this Agreement referenced below:

“Acquired Companies” means the Company and each of the Company’s Subsidiaries.

“Acquisition Proposal” means, for any Person, any Contract, proposal, offer or other inquiry or indication of interest (regardless of whether in writing and regardless of whether delivered to the stockholders) relating to any of the following (other than the transactions contemplated by this Agreement or the Merger): (a) any merger, reorganization, share exchange, take-over bid, tender offer, recapitalization, consolidation, liquidation, dissolution or other business combination, purchase or similar transaction or series of transactions directly or indirectly involving 20% or more of the assets, net revenues or net income of such Person and its Subsidiaries, taken as a whole; (b) the sale, lease, exchange, transfer or other disposition, directly or indirectly, of any business or assets that generate 20% or more of the consolidated net revenues or net income or of assets representing 20% or more of the book value of the consolidated assets, of such Person and its Subsidiaries, taken as a whole, or any license, lease, exchange, mortgage, pledge or other agreement or arrangement having a similar economic effect, in each case in a single transaction or a series of related transactions; or (c) any direct or indirect acquisition of beneficial ownership (as defined in Section 13(d) of the Exchange Act) or any direct or indirect acquisition of the right to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) by any Person or any “group” (as defined in the Exchange Act) of 20% or more of the shares of any class of the issued and outstanding Equity Interests of such Person, whether in a single transaction or a series of related transactions.

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“Affiliate” means, with respect to any Person, each other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Agreement” has the meaning given to such term in the preamble.

“Benefit Plan” means any qualified or non-qualified employee benefit plan, program, policy, practice, agreement, Contract or other arrangement, regardless of whether written, regardless of whether U.S.-based, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (including post-retirement medical and life insurance), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (regardless of whether such plan is subject to ERISA), including any multiemployer plan (as defined in Section 3(37) of ERISA) or multiple employer plan (as defined in Section 413 of the Internal Revenue Code), any employment or severance agreement or other arrangement, and any employee benefit, bonus, incentive, deferred compensation, profit sharing, vacation, stock, stock purchase, stock option, severance, change of control, fringe benefit or other plan, program, policy, practice, agreement, Contract, or other arrangement, regardless of whether subject to ERISA and regardless of whether funded.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks in the States of Texas or Oklahoma are authorized or required by federal Law to be closed.

“Cash Consideration” has the meaning given to such term in Section 2.4(c)(i)(A).

“Certificate of Merger” means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL and this Agreement, filed with the Secretary of State of the State of Delaware to effect the Merger.

“Claim” has the meaning given to such term in Section 5.13(b).

“Closing” has the meaning given to such term in Section 2.6.

“Closing Date” has the meaning given to such term in Section 2.6.

“Commitment Letter” has the meaning given to such term in Section 4.25.

“Company” has the meaning given to such term in the preamble.

“Company Acquisition Agreement” has the meaning given to such term in Section 5.4(c)(ii).

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Acquisition Proposal Recommendation” has the meaning given to such term in Section 5.4(c)(ii).

“Company Adverse Recommendation Change” has the meaning given to such term in Section 5.4(c)(ii).

“Company Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of the Company or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or ERISA Affiliates or to which the Company or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Company Board” means the board of directors of the Company.

“Company Certificate” means a certificate representing a share or shares of Company Common Stock or other appropriate evidence of a share or shares of Company Common Stock issued in book-entry form.

“Company Charter Documents” has the meaning given to such term in Section 3.1.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

A-1-6

“Company Credit Agreement” means that certain Credit Agreement, dated January 13, 2006, by and between the Company and Fortis Capital Corp., as Administrative Agent, Lead Arranger and Sole Bookrunner, and a syndicate of lenders, as amended.

“Company Disclosure Letter” has the meaning given to such term in the introduction to Article 3.

“Company Employees” means the individuals who are employed as employees by the Company or any of its Affiliates immediately prior to the Effective Time who remain employed as employees of Parent or any of its Affiliates after the Effective Time.

“Company Financial Statements” has the meaning given to such term in Section 3.7(a).

“Company Incentive Plans” has the meaning given to such term in Section 3.3(a).

“Company Information” has the meaning given to such term in Section 5.3(b).

“Company Leased Real Property” means real property leased by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contract” has the meaning given to such term in Section 3.22(a).

“Company Meeting” means a meeting of the stockholders of the Company duly called and held for the purpose specified in the Proxy Statement/Prospectus, including the Company Proposal.

“Company Owned Real Property” means real property owned by the Company or any of its Subsidiaries.

“Company Permits” has the meaning given to such term in Section 3.5(b).

“Company Preferred Stock” means the preferred stock of the Company, par value $0.01 per share.

“Company Proposal” means the proposal to adopt this Agreement, which proposal is to be presented to the stockholders of the Company in the Proxy Statement/Prospectus.

“Company Real Property” means the Company Leased Real Property and the Company Owned Real Property.

“Company Regulatory Filings” has the meaning given to such term in Section 3.6(b).

“Company Reports” has the meaning given to such term in Section 3.7(a).

“Company Representative” means a Representative of the Company or its Subsidiaries.

“Company Restricted Stock” has the meaning given to such term in Section 2.4(c)(iv).

“Company Securities” means the Company Common Stock and Company Restricted Stock.

“Company Stock Option” means an option issued and outstanding immediately prior to the Effective Time to acquire shares of Company Common Stock granted to an employee or non — employee director of the Company pursuant to a Company Incentive Plan.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Company Subsidiaries.

“Company Superior Proposal” means a Company Acquisition Proposal that is a Superior Proposal.

“Confidentiality Agreement” means the Amended and Restated Confidentiality Agreement, dated as of December 24, 2007, between the Company and Parent.

A-1-7

“Contract” means any agreement, arrangement, commitment or instrument, written or oral, including, without limitation, any loan or credit agreement or other agreement evidencing Indebtedness, promissory note, bond, mortgage, indenture, guarantee, permit, lease, sublease, license, agreement to render services, or other agreement, arrangement, commitment or instrument evidencing rights or obligations of any kind or nature, including all amendments, modifications, supplements and options relating thereto.

“Control” (and related terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.

“D&O Insurance” has the meaning given to such term in Section 5.13(c).

“DGCL” has the meaning given to such term in the Recitals.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Parent Disclosure Letter.

“Dissenting Shares” means any shares of Company Common Stock held by a Dissenting Stockholder as of the Effective Time.

“Dissenting Stockholder” means any holder of shares of Company Common Stock who does not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands a judicial appraisal of the fair value of such stockholder’s shares pursuant to, and otherwise complies in all respects with, the provisions of Section 262 of the DGCL.

“DOJ” means the United States Department of Justice.

“Effective Time” has the meaning given to such term in Section 2.7.

“Environmental, Health and Safety Laws” means any Laws relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, or septic systems, (b) the generation, treatment, storage, disposal, use, handling, manufacturing, recycling, transportation or shipment of Hazardous Materials, (c) occupational health and safety, or (d) the pollution of the environment, solid waste handling, treatment or disposal, reclamation or remediation activities, or protection of environmentally sensitive areas.

“Equity Interests” means (a) with respect to a corporation, any and all shares, interests, participation, phantom stock plans or arrangements or other equivalents (however designated) of corporate stock, including all common stock, preferred stock and other equity and voting interests, and warrants, options, calls, subscriptions or other convertible securities or other rights to acquire any of the foregoing, and (b) with respect to a partnership, limited liability company or similar Person, any and all units, membership or other interests, including rights to purchase, warrants, options, calls, subscriptions or other equivalents of, or other interests convertible into, any beneficial or legal ownership interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated pursuant thereto.

“ERISA Affiliate” means any trade or business, regardless of whether incorporated, which is required to be treated as a single employer together with an entity pursuant to Section 414(b), (c), (m) or (o) of the Internal Revenue Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning given to such term in Section 2.5(a).

“Exchange Fund” has the meaning given to such term in Section 2.5(a).

“Exchange Ratio” has the meaning given to such term in Section 2.4(c)(i)(A).

‘‘FTC” means the United States Federal Trade Commission.

A-1-8

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator in any case that has jurisdiction over any of the Acquired Companies or Parent Companies, as the case may be, or any of their respective properties or assets.

“Hazardous Material” means any chemical, pollutant, contaminant, material, waste or substance regulated by any Governmental Authority or subject to liability under any Environmental, Health and Safety Law, including, but not limited to, any hazardous waste, hazardous substance, toxic substance, radioactive material (including any naturally occurring radioactive material), asbestos-containing materials in any form or condition, polychlorinated biphenyls in any form or condition, or petroleum, petroleum hydrocarbons, petroleum products or any fraction or byproducts thereof.

“HSR Act” has the meaning given to such term in Section 3.6(b).

“Indebtedness” of any Person means and includes any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earn-out” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (e) payment obligations secured by a Lien, other than a Permitted Lien, on assets or properties of such Person, (f) obligations to repay deposits or other amounts advanced by and owing to third parties, (g) obligations under capitalized leases, (h) obligations under any interest rate, currency or other hedging agreement or derivatives transaction, (i) guarantees or other contingent liabilities with respect to any amounts of a type described in clauses (a) through (h) above, and (j) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation or liability of a type described in clauses (a) through (i) above that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement at such time, in each case determined in accordance with GAAP; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice and shall not include the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnified Parties” has the meaning given to such term in Section 5.13(b).

“Intellectual Property” means all United States and foreign (a) patents and patent applications and all reissues, renewals, divisions, extensions, provisionals, continuations and continuations in part thereof, (b) inventions (regardless of whether patentable), invention disclosures, trade secrets, proprietary information, industrial designs and registrations and applications, mask works and applications and registrations therefor, (c) copyrights and copyright applications and corresponding rights, (d) trade dress, trade names, logos, URLs, common law trademarks and service marks, registered trademarks and trademark applications, registered service marks and service mark applications, (e) domain name rights and registrations, (f) databases, customer lists, data collections and rights therein, and (g) confidentiality rights or other intellectual property rights of any nature, in each case throughout the world.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“International Plans” means Benefit Plans subject to the Laws of any jurisdiction outside the United States.

“IRS” has the meaning given to such term in Section 3.11(b).

A-1-9

“Law” means any federal, state, local or foreign statute, code, ordinance, rule, regulation, permit, consent, approval, license, judgment, Order, writ, decree, injunction or other authorization, treaty, convention, or governmental certification requirement of any Governmental Authority.

“Lien” means any lien, mortgage, security interest, indenture, deed of trust, pledge, deposit, restriction, burden, lien, license, lease, sublease, right of first refusal, right of first offer, charge, privilege, easement, right of way, reservation, option, preferential purchase right, right of a vendor under any title retention or conditional sale agreement, or other arrangement substantially equivalent thereto, in each case regardless of whether relating to the extension of credit or the borrowing of money.

“Material Adverse Effect” means, with respect to any Person, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or caused or would reasonably be expected to have or cause a material adverse effect on the assets, properties, business, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Merger in the timeframe contemplated hereby, but shall not include (a) facts, circumstances, events, changes, effects or occurrences generally affecting (i) the industry in which such Person and its Subsidiaries operate or (ii) the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including natural disasters, any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism or insurrection, whether occurring before or after the date hereof, unless any such facts, circumstances, events, changes, effects or occurrences disproportionately affect the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (b) facts, circumstances, events, changes, effects or occurrences to the extent resulting from the negotiation or performance of this Agreement, the announcement of the execution of this Agreement or the consummation or the pendency of the Merger (including, without limitation, and solely by way of example of such facts, circumstances, events, changes, effects or occurrences, the direct and substantiated effect of the public announcement of this Agreement or the Merger on the relationships of such Person or any of its Subsidiaries with customers, suppliers, distributors or employees); provided, however, that this clause (b) shall not diminish the effect of, and shall be disregarded for purposes of, any representations or warranties herein, (c) fluctuations in the price or trading volume of shares of any trading stock of such Person (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person), (d) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Law or in GAAP (or the interpretation thereof) after the date hereof, (e) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any legal proceedings initiated by any of the current or former stockholders of such Person (or on their behalf or on behalf of such Person) and related to this Agreement or any of the transactions contemplated hereby, (f) any failure by such Person to meet any published analyst estimates or expectations regarding such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts regarding its revenues, earnings or other financial performance or results of operations (provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Material Adverse Effect) or (g) any change or announcement of a potential change in the credit rating of any Person or any of its Subsidiaries.

“Maximum Amount” has the meaning given to such term in Section 5.13(c).

“Merger” means the merger of Merger Sub with and into the Company under the DGCL, with the Company continuing as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements of the DGCL.

“Merger Consideration” has the meaning given to such term in Section 2.4(c)(i)(A).

A-1-10

“Merger Sub” has the meaning given to such term in the preamble.

“Merger Sub Charter Documents” has the meaning given to such term in Section 4.1.

“Nasdaq” means The Nasdaq Stock Market.

“Notification and Report Forms” has the meaning given to such term in Section 3.6(b).

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any order, writ, fine, injunction, decree, judgment, award or enforceable determination of any Governmental Authority.

“Parent” has the meaning given to such term in the preamble.

“Parent Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of Parent or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by Parent or any of its Subsidiaries or ERISA Affiliates or to which Parent or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which Parent or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Parent Board” means the board of directors of Parent.

“Parent Certificate” means a certificate representing a share or shares of Parent Common Stock or other appropriate evidence of a share or shares of Parent Common Stock issued in book-entry form.

“Parent Charter Documents” has the meaning given to such term in Section 4.1.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Companies” means Parent and each of the Parent Subsidiaries.

“Parent Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of April 26, 2007, among Parent, Royal Bank of Canada, as Administrative Agent, Collateral Agent, and the lenders party thereto, as amended by the First Amendment thereto.

“Parent Disclosure Letter” has the meaning given to such term in the introduction to Article 4.

“Parent Financial Statements” has the meaning given to such term in Section 4.7(a).

“Parent Incentive Plans” means the 2003 Incentive Stock Plan and 2006 Incentive Plan of Parent.

“Parent Information” has the meaning given to such term in Section 5.3(a).

“Parent Leased Real Property” means real property leased by Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means an Material Adverse Effect with respect to Parent.

“Parent Material Contract” has the meaning given to such term in Section 4.22(a).

“Parent Meeting” means a meeting of the stockholders of Parent duly called and held for the purposes set forth in the Proxy Statement/Prospectus, including the Parent Proposal.

“Parent Owned Real Property” means real property owned by Parent or any of its Subsidiaries.

“Parent Permits” has the meaning given to such term in Section 4.5(b).

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.01 per share.

“Parent Proposal” means the proposal to approve the issuance of Parent Common Stock in the Merger, which proposal is to be presented to the stockholders of Parent in the Proxy Statement/Prospectus.

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“Parent Real Property” means the Parent Leased Real Property and the Parent Owned Real Property.

“Parent Regulatory Filings” has the meaning given to such term in Section 4.6(b).

“Parent Reports” has the meaning given to such term in Section 4.7(a).

“Parent Representative” means a Representative of Parent or its Subsidiaries.

“Parent Revised Offer” has the meaning given to such term in Section 5.4(e)(ii).

“Parent Common Stock Value” has the meaning given to such term in Section 2.4(c)(i)(A).

“Parent Stock Consideration” has the meaning given to such term in Section 2.4(c)(i)(A).

“Parent Subsidiary” means a Subsidiary of Parent identified on the Parent Disclosure Letter.

“Parent Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Parent Subsidiaries.

“Parties” has the meaning given to such term in the Recitals.

“Party” has the meaning given to such term in the Recitals.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (b) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (c) operators’, vendors’, suppliers’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, or construction Liens (during repair or upgrade periods) or other like Liens arising by operation of Law in the ordinary course of business or statutory landlord’s Liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, (d) Liens described in the applicable Disclosure Letter or (e) any other Lien, encumbrance or other imperfection of title that does not materially affect the value or use of the property subject thereto (provided, however, that this clause (e) shall be excluded from the definition of Permitted Liens for purposes of Section 3.20(a) or 4.20(a)).

“Person” means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, regardless of whether a Governmental Authority.

“Post-Merger Plans” has the meaning given to such term in Section 5.14.

“Pre-Merger Plan” has the meaning given to such term in Section 5.14.

“Proxy Statement/Prospectus” means the joint proxy statement in definitive form relating to the Company Meeting and the Parent Meeting, which joint proxy statement will be included in the prospectus contained in the Registration Statement.

“Registration Statement” means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger.

“Regulatory Filings” has the meaning given to such term in Section 5.8(a).

“Related Documents” has the meaning given to such term in Section 3.2(a).

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“Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative.

“Required Company Vote” has the meaning given to such term in Section 3.19.

“Required Parent Vote” has the meaning given to such term in Section 4.19.

“Responsible Officers” means, with respect to each Party, the Chief Executive Officer and the Chief Financial Officer of such Party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means for any Person at any time (a) any corporation of which such Person owns, either directly or through its Subsidiaries, a majority of the total combined voting power of all classes of voting securities of such corporation, or (b) any partnership, association, joint venture, limited liability company or other business organization, regardless of whether such constitutes a legal entity, in which such Person directly or indirectly owns a majority of the total Equity Interests.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all percentages used in the definition of Acquisition Proposal increased to 50% for purposes of this definition) made by a Third Party after the date of this Agreement through the Effective Time (or such earlier date that this Agreement is terminated in accordance with the terms set forth herein), if the Company Board determines in good faith (after receipt of the advice of its independent financial advisors, and after consultation with its outside counsel and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal) that such Acquisition Proposal (a) would, if consummated in accordance with its terms, result in a transaction that is more favorable, from a financial point of view, to the holders of the common stock of the Company than the transactions contemplated by this Agreement (taking into account any amounts payable pursuant to Section 7.3 and any Parent Revised Offer made under Section 5.4(e)), (b) contains conditions which are all reasonably capable of being satisfied in a timely manner, and (c) is not subject to any financing contingency or, to the extent financing for such proposal is required, that such financing is then committed in writing.

“Surviving Corporation” has the meaning given to such term in Section 2.2.

“Tax” or “Taxes” (including with correlative meaning, “Taxable”) means (a) any federal, foreign, state or local tax, including any income, gross income, gross receipts, ad valorem, excise, sales, use, value added, admissions, business, occupation, license, franchise, margin, capital, net worth, customs, premium, real property, personal property, intangibles, capital stock, transfer, profits, windfall profits, environmental, severance, fuel, utility, payroll, social security, employment, withholding, disability, stamp, rent, recording, registration, alternative minimum, add-on minimum, or other tax, assessment, duty, fee, levy or other governmental charge of any kind whatsoever imposed by a Governmental Authority (a “Tax Authority”), together with and including, without limitation, any and all interest, fines, penalties, assessments and additions to tax resulting from, relating to, or incurred in connection with any such tax or any contest or dispute thereof, (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other corporation or entity at any time prior to and through the Closing Date, and (c) any liability for the payment of any amount of the type described in the preceding clauses (a) or (b) as a result of a contractual obligation to any other Person or of transferee, successor or secondary liability.

“Tax Authority” has the meaning given to such term in the definition of Tax.

“Tax Return” means any report, return, document, declaration or other information (including any attached schedules and any amendments to such report, return, document, declaration or other information) required to be supplied to or filed with any Tax Authority with respect to any Tax, including an information

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return and any document with respect to or accompanying payments, deposits or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Date” means October 31, 2008 or such later date to which the “Termination Date” shall be extended pursuant to Section 5.5.

“Third Party” means a Person other than any of the Acquired Companies or any of the Parent Companies.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Internal Revenue Code.

“U.S.” means the United States of America.

“Voting Debt” of any Person, means any bonds, debentures, promissory notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for Equity Interests having the right to vote) with the stockholders of such Person on any matter.

Section 1.2   References, Construction and Titles.

(a) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement, unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or subdivision unless expressly so limited. The words “this Article” and “this Section,” and words of similar import, refer only to the Article or Section hereof in which such words occur.

(b) The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(c) As used in the representations and warranties contained in this Agreement, the phrase “to the knowledge” of the representing Party or “known” to a representing Party shall mean to the actual knowledge (and not constructive or imputed knowledge) of one or more of the Responsible Officers of the representing Party.

(d) The Parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision(s) of this Agreement.

(e) Provisions hereof referring to delivery of documents by one Party to another Party prior to the date hereof shall be deemed to refer to either actual physical delivery of such documents or making such documents available for review in a data room or computer based virtual data room at least three Business Days prior to the date hereof.

Article 2

The Merger

Section 2.1  The Merger.  On the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of this Agreement, the Certificate of Merger and the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.

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Section 2.2  Effect of the Merger.  Upon the effectiveness of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving entity in the Merger (referred to from time to time herein as the “Surviving Corporation”). The Company shall continue its company existence under the Laws of the State of Delaware with all its rights, privileges, immunities and franchises continuing unaffected by the Merger. The Merger shall have the effects specified in this Agreement and the DGCL.

Section 2.3  Governing Instruments, Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Company shall remain “Bronco Drilling Company, Inc.” and the incorporator of the Company shall not be amended, and as so amended shall be the certificate of incorporation of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(b) At the Effective Time, the bylaws of the Company shall be amended to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(c) The directors and officers of Merger Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

Section 2.4  Effect on Equity Securities.

(a) Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or its stockholders, each share of common stock, par value $0.01 per share, of Merger Sub then issued and outstanding shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Parent Capital Stock.  At the Effective Time, each share of Parent capital stock then issued and outstanding shall remain issued, outstanding and unchanged.

(c) Company Securities.

(i) Company Common Stock.

(A) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof (but subject to the provisions of Section 2.5(e)), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and shares to be cancelled pursuant to Section 2.4(c)(ii), but including, without limitation, shares of Company Common Stock that are issued prior to the Effective Time in connection with Company Stock Options) shall be converted into the right to receive (i) an amount in cash (without interest) (the “Cash Consideration”) equal to the quotient, calculated to the nearest $0.01, resulting from dividing $280,000,000 by the aggregate number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 2.4(c)(ii), but including, without limitation, shares of Company Common Stock that are issued prior to the Effective Time in connection with Company Stock Options and all Dissenting Shares), and (ii) a number (which may be less than one) of fully paid and nonassessable shares of Parent Common Stock (the “Parent Stock Consideration”) equal to the Exchange Ratio. “Exchange Ratio” means the fraction, expressed as a decimal, calculated to the nearest one-ten thousandth, the numerator of which is (a) the quotient, calculated to the nearest one-ten thousandth, resulting from dividing $157,836,000 by the Parent Common Stock Value, and the denominator of which is (b) the aggregate number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 2.4(c)(ii), but including, without limitation, shares of

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Company Common Stock that are issued prior to the Effective Time in connection with Company Stock Options and all Dissenting Shares). “Parent Common Stock Value” means the average closing sale prices for a share of Parent Stock on the NYSE Composite Transactions Tape (as reported by The Wall Street Journal (Northeast edition), or, if not reported thereby, as reported by any other authoritative source) for each of the ten consecutive trading days ending with the second complete trading day prior to the Closing Date (not counting the Closing Date). The Parent Stock Consideration using the Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Parent Stock and the Parent Common Stock Value shall be calculated to the nearest one-tenth of one cent. The Cash Consideration and the Parent Stock Consideration to be received by the holders of Common Stock hereunder (together with the cash in lieu of fractional shares of Parent Stock as specified below) are referred to herein collectively as the “Merger Consideration.”

(B) Each share of Company Common Stock, when so converted, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding; each Certificate that, immediately prior to the Effective Time, represented any such shares (other than any Certificate representing Dissenting Shares or shares to be cancelled pursuant to Section 2.4(c)(ii)) shall thereafter represent the right to receive the Merger Consideration therefor and the holder of any Company Certificate shall cease to have any rights with respect to such Company Common Stock, except the right to receive the Merger Consideration (along with any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5(e) and any unpaid dividends and distributions with respect to such shares of Parent Common Stock as provided in Section 2.5(c)), without interest, upon the surrender of such Company Certificate in accordance with Section 2.5(b).

(ii) Company Treasury Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, all shares of Company Common Stock that are held immediately prior to the Effective Time by the Company, by Parent or Merger Sub or by any direct or indirect wholly owned Subsidiary of Parent or the Company shall be cancelled and retired without any conversion and shall cease to exist, and no Merger Consideration shall be paid or payable in exchange therefor.

(iii) Company Stock Options.  In light of the Company’s representation in Section 3.3, no provision is made herein for the treatment of Company Stock Options in the Merger.

(iv) Company Restricted Stock.  Immediately prior to the Effective Time, each share of Company Common Stock then outstanding that is unvested or is subject to a repurchase option, risk of forfeiture or other condition or restriction under any Company Incentive Plans or any applicable restricted stock purchase agreement or other agreement with the Company (“Company Restricted Stock”) shall be immediately vested and become free of such conditions or restrictions and the holder thereof shall be entitled to receive the Merger Consideration upon surrender of the Company Certificate(s) representing such shares of Company Common Stock to the Exchange Agent.

(v) Dissenting Shares.  Dissenting Shares shall not be converted into or represent the right to receive any Merger Consideration, but instead shall represent only the right to receive the amount determined pursuant to the provisions of Section 262 of the DGCL. At the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder thereof shall cease to have any rights with respect thereto, except the right to receive the amount determined pursuant to the provisions of Section 262 of the DGCL, unless a Dissenting Stockholder holding particular Dissenting Shares has failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the fair value of such shares under the DGCL. If a Dissenting Stockholder has so failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the amount determined under Section 262 of the DGCL, then the shares of Company Common Stock held by such holder shall cease to be Dissenting Shares and shall entitle such holder to receive the Merger Consideration in respect of such shares as provided in Section 2.4(c)(i), and promptly following the occurrence of such event and upon the surrender of the Company Certificate(s) representing such

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shares, the Exchange Agent and the Surviving Corporation (as applicable) shall deliver to such holder the Merger Consideration in respect of such shares. The Company shall comply with those provisions of Section 262 of the DGCL which are required to be performed by the Company prior to the Effective Time to the reasonable satisfaction of Parent. The Company shall give Parent (A) prompt notice of any written demands to exercise dissenter’s rights with respect to any shares of Company Common Stock under the DGCL actually received by the Company, any withdrawals of any such demands and any other documents or instruments received by the Company relating to dissenter’s rights and (B) an opportunity to participate at its own expense in all negotiations and proceedings with respect to demands for fair value under the DGCL. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably delayed or withheld), voluntarily make any payment with respect to demands for fair value under the DGCL or offer to settle or settle any such demands.

(vi) Certain Adjustments.  If between the date of this Agreement and the Effective Time, regardless of whether permitted pursuant to the terms of this Agreement, the outstanding Parent Common Stock or Company Common Stock shall be changed into a different number or type of securities by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of Parent Common Stock or Company Common Stock shall be declared with a record date within such period, the Merger Consideration shall be appropriately adjusted to provide the holders of Company Common Stock and Company Restricted Stock with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

Section 2.5  Exchange of Certificates.

(a) Exchange Fund.  Prior to the Effective Time, Parent shall appoint an exchange agent selected by Parent that is reasonably satisfactory to the Company (the “Exchange Agent”), and enter into an exchange agent agreement, in form and substance reasonably satisfactory to the Company, with such Exchange Agent to act as agent for payment of the Merger Consideration in respect of Company Certificates upon surrender of such Company Certificates (or affidavits of loss in lieu thereof) in accordance with this Article 2 from time to time after the Effective Time. At the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Company Securities, (i) Parent Certificates representing shares of Parent Stock Consideration to be issued pursuant to Section 2.4(c)(i) and Section 2.4(c)(iv) and delivered pursuant to Section 2.5(b) and (ii) cash or immediately available funds equal to the cash portion of the aggregate Merger Consideration and cash for payment in lieu of fractional shares pursuant to Section 2.5(e). Such shares of Parent Common Stock, together with any interest, dividends or distributions with respect thereto (as provided in Section 2.5(c)) and such cash, are referred to herein as the ‘‘Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement given on the Closing Date, shall deliver the Parent Common Stock and the cash portion of the aggregate Merger Consideration to be issued or paid pursuant to Section 2.4(c)(i) and Section 2.4(c)(iv) as well as cash in lieu of fractional shares pursuant to Section 2.5(e) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever; provided that the Exchange Agent shall invest or hold the Exchange Fund only in cash or direct, short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively, in each case as directed by Parent and acceptable to the Exchange Agent; provided, however, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of the Company Securities and following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of the Company Securities in the amount of any such losses to the extent necessary to pay the Merger Consideration to such holders. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto after the establishment of such Exchange Fund for the account of Persons entitled thereto.

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(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time (but in no event later than five Business Days following the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate that, immediately prior to the Effective Time, represented shares of Company Common Stock, a letter of transmittal (in customary form and reasonably acceptable to the Company) to be used to effect the exchange of such Company Certificate for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Company Certificate, along with instructions for using such letter of transmittal to effect such exchange. The letter of transmittal (or the instructions thereto) shall specify that delivery of any Company Certificate shall be effected, and risk of loss and title thereto shall pass, only upon proper delivery of such Company Certificate to the Exchange Agent. Such letter of transmittal shall be in such form and have such other provisions as Parent may reasonably specify.

(ii) Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with a duly completed and executed letter of transmittal and any other documents that may reasonably be required by the Exchange Agent: (A) the holder of such Company Certificate shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole shares of Parent Common Stock, if any, and the cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 2.4(c)(i) and Section 2.4(c)(iv), any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.5(e), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.5(c) (all after giving effect to any required withholding of Taxes); and (B) the Company Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or accrue on any Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any, payable to holders of Company Certificates.

(iii) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock (along with any cash in lieu of fractional           shares and any unpaid dividends and distributions that such holder has the right to receive under this Agreement) may be issued or paid to a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may request, and to evidence that any applicable stock transfer Taxes have been paid.

(iv) Until surrendered as contemplated by this Section 2.5(b), each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender of a Company Certificate and execution of such other documents as the Exchange Agent may require, the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Company Certificate as provided in Section 2.4(c)(i) and Section 2.4(c)(iv) (along with any cash in lieu of fractional shares and any unpaid dividends and distributions payable pursuant to the terms of this Agreement) or the right to demand to be paid the amount determined pursuant to the provisions of Section 262 of the DGCL as contemplated by Section 2.4(c)(v).

(c) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate. Subject to the effect of applicable Law: (i) at the time of the surrender of a Company Certificate for exchange in accordance with the provisions of this Section 2.5, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole shares of Parent Common Stock that such holder is entitled to receive (less the amount of any withholding Taxes that may be required with respect thereto); and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and

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a payment date subsequent to surrender) payable with respect to the number of whole shares of Parent Common Stock that such holder receives (less the amount of any withholding Taxes that may be required with respect thereto).

(d) No Further Ownership Rights in Company Common Stock.  The Merger Consideration issued and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash in lieu of fractional shares and any unpaid dividends and distributions payable pursuant to the terms of this Agreement) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock. At the Effective Time the stock transfer books of the Company shall be closed, and from and after the Effective Time there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Company Certificate is presented to the Surviving Corporation or Parent for any reason, it shall be cancelled and exchanged as provided in this Section 2.5.

(e) Treatment of Fractional Shares.  No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and, except as provided in this Section 2.5(e), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any fractional share of Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled (after taking into account all Company Certificates delivered by or on behalf of such holder), such holder, upon surrender of a Company Certificate as described in this Section 2.5, shall be paid an amount in cash to the nearest whole cent (without interest) determined by multiplying (i) the closing price of a share of Parent Common Stock on the NYSE on the Business Day immediately preceding the Closing Date by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.5(a), the amount of cash necessary to make such payments. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund and cash held by the Exchange Agent in accordance with the terms of this Section 2.5 that remains unclaimed by the former stockholders of the Company as of the date that is twelve months following the Effective Time shall be delivered to Parent, upon demand. Thereafter, any former stockholders of the Company, other than those exercising appraisal rights pursuant to Section 262 of the DGCL as provided in Section 2.4(c)(v), who have not theretofore complied with the provisions of this Section 2.5 shall look only to Parent for payment of their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock (all without interest).

(g) No Liability.  None of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Lost, Stolen, or Destroyed Company Certificates.  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any Claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any cash in lieu of fractional shares payable pursuant to Section 2.5(e) and any unpaid dividends and distributions payable pursuant to Section 2.5(c), without interest) deliverable with respect thereto pursuant to this Agreement.

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Section 2.6  Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002 as soon as practicable after 10:00 a.m., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the Parties may agree. The date on which the Closing occurs is hereinafter referred to as the ‘‘Closing Date.”

Section 2.7  Effective Time of the Merger.  The Merger shall become effective (the “Effective Time”) at the time the Certificate of Merger is accepted for filing by the Delaware Secretary of State, or at such time thereafter as is permitted by law, agreed by the Parties and provided in the Certificate of Merger. At the Closing, the Certificate of Merger shall be filed with the Secretary of State of the State of Delaware.

Section 2.8  Taking of Necessary Action; Further Action.  Subject to the terms and conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take all actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable. In addition, the Parties agree to execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, real estate and other property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise to take, and shall take, all such lawful and necessary action.

Section 2.9   Withholding.  Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as are required to be deducted or withheld under the Internal Revenue Code or any provision of state, local or foreign Tax Law with respect to the making of such payment (including withholding shares of Parent Common Stock). Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made.

Article 3

Representations and Warranties of the Company

As an inducement for Parent and Merger Sub to enter into this Agreement, the Company hereby makes the following representations and warranties to Parent and Merger Sub; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by the Company to Parent as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Company Disclosure Letter”) (it being understood that (i) the disclosure of any fact or item in any section of the Company Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent and (ii) the disclosure of any matter or item in the Company Disclosure Letter shall not be deemed to constitute an acknowledgment that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item, alone or together with any other matter or item, would constitute a Company Material Adverse Effect) or (b) information contained in the Company Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof

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(but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 3.1  Corporate Existence; Good Standing; Corporate Authority.  The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of its property or the nature of the Company’s business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is currently being conducted. The Company has delivered to Parent true, accurate and complete copies of the Certificate of Incorporation (including any and all Certificates of Designations) and Bylaws of the Company, each as amended to date (the ‘‘Company Charter Documents”), and each Company Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. The Company is not in violation of its Company Charter Documents.

Section 3.2   Authorization, Validity and Effect of Agreements.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements, instruments, certificates and documents contemplated hereunder (collectively, the “Related Documents”) to which it is, or will become, a party, to perform its obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the approval of the Company Proposal by Company’s stockholders. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings by the Company are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the approval of the Company Proposal by the Company’s stockholders, the filing of the Certificate of Merger pursuant to the DGCL and the Governmental Authority applications and approvals described in Section 3.6(b).

(b) This Agreement and each of the Related Documents to which the Company is a party have been or will be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent to the extent Parent is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.3   Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 1,000,000 shares of Company Preferred Stock. As of the close of business on January 22, 2008, there were 26,808,502 issued and outstanding shares of Company Common Stock (including 549,652 shares of Company Restricted Stock), no shares of Company Common Stock held by the Company in its treasury, and no issued or outstanding shares of Company Preferred Stock. The stockholders of the Company previously approved a 2005 Stock Incentive Plan, as amended, and a 2006 Stock Incentive Plan (together, the “Company Incentive Plans”). As of January 22, 2008, 20,000 shares of Company Common Stock were reserved for future issuance pursuant to outstanding Company Stock Options under the Company Incentive Plans. These outstanding Company Stock Options will be cancelled prior to the Effective Time. As of January 22, 2008, there were 1,679,828 shares of Company Common Stock remaining available for the grant of awards under the Company Incentive Plans. There are no outstanding or authorized stock appreciation, phantom stock, profit

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participation or other similar rights with respect to the Company. All shares of Company Common Stock are, and all shares of Company Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock and not subject to any preemptive rights.

(b) The Company has no outstanding Voting Debt. Except as set forth in Section 3.3(b) of the Company Disclosure Letter, since January 22, 2008, the Company and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of the Company or any of its Subsidiaries. Except as set forth in Section 3.3(b) of the Company Disclosure Letter, there are no outstanding or authorized (i) contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of the Company or any of its Subsidiaries or any such securities or agreements referred to in the prior sentence or (ii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries, except (with respect to foreign Company Subsidiaries only) repurchases, redemptions or acquisitions that would have an immaterial effect on the Company and its Subsidiaries, taken as a whole.

Section 3.4   Subsidiaries.

(a) Each Company Subsidiary is a corporation or other legal entity duly organized or constituted and validly existing under the Laws of its jurisdiction of incorporation, organization or formation. Each Company Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted, except (with respect to foreign Company Subsidiaries only) as would have an immaterial effect on the Company and its Subsidiaries, taken as a whole. Each Company Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, except for Liens granted under the Company Credit Agreement.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth all of the Company Subsidiaries. The Company’s U.S. Subsidiaries are not in violation of their respective Company Subsidiary Charter Documents. The Company has no Subsidiaries that are not U.S. Subsidiaries.

Section 3.5   Compliance with Laws; Permits.  Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 3.10, and (y) matters relating to Company Benefit Plans, which are treated exclusively in Section 3.11 and (z) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 3.13:

(a) Neither the Company nor any Company Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the knowledge of the Company, threatened with respect to any such matters;

(b) The Company and each Company Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Company has no notice or knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or

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to the knowledge of the Company, threatened to give, notice of any action to terminate, cancel or reform any Company Permits; and

(c) The Company and each Company Subsidiary possess all Company Permits required for the present ownership or lease, as the case may be, and operation of all Company Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the knowledge of the Company, threatened to take, any action to terminate, cancel or reform any such Company Permit pertaining to the Company Real Property.

Section 3.6  No Violations; Consents.

(a) The execution and delivery by the Company of this Agreement and the Related Documents, the performance of the Company’s obligations hereunder and thereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Company Charter Documents, (ii) violate any provisions of the Company Subsidiary Charter Documents of any Company Subsidiary, (iii) violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair the Company’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Company Material Contract, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiaries under any Company Material Contract, (v) result in any Company Material Contract being declared void, voidable, or without further binding effect, (vi) result in a detriment to the Company or any of its Subsidiaries (constituting a Material Adverse Effect) under the terms, conditions or provisions of any Contracts by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject or (vii) assuming that the consents and approvals referred to in Section 3.6(b) are duly and timely made or obtained and that Company Proposal is approved by the requisite Company stockholders, contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to the Company or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vii), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens, voidings or detriments that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement or any Related Document nor the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Company or any Company Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement, (iii) filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the filing of forms and other documents with the FTC and the Antitrust Division of the DOJ as required by the HSR Act (“Notification and Report Forms”), (iv) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of the Nasdaq or the NYSE or (v) any other applicable filings or notifications under the antitrust, competition or similar Laws of foreign jurisdictions ((i), (ii), (iii), (iv) and (v) collectively, the “Company Regulatory Filings”), except for any failures to obtain any such consent, approval or authorization or to make any such filing, notification or registration that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.7  SEC Documents.

(a) The Company has filed with the SEC all documents required to be so filed by it since January 1, 2006 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each

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registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Company Reports”). As used in this Section 3.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Company Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Company from the SEC and, to the knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Company Financial Statements”). The Company Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Company Financial Statements or as permitted by Form 10-Q or Form 8-K.

(b) The Company has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of the Company has completed its assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2006, and such assessment concluded that such controls were effective. The Company has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) Since January 1, 2006, to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, including any complaint, allegation, assertion or Claim that the Company or any of its Subsidiaries has a material weakness (as such terms is

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defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable), in its internal control over financial reporting.

(d) The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq and is in compliance in all material respects with all rules, regulations and requirements of SOX.

Section 3.8  Litigation.  There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in the Company’s consolidated balance sheet at September 30, 2007, constitutes a Company Material Adverse Effect.

Section 3.9  Absence of Company Material Adverse Effect and Certain Other Changes.  Since December 31, 2006, there has not been (a) any Company Material Adverse Effect, (b) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Company or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 3.10  Taxes.

(a) Except (x) as set forth in Section 3.10 of the Company Disclosure Letter, (y) as described in Company Reports or (z) for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(i) The Acquired Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Acquired Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Acquired Companies) in the manner prescribed by applicable Law. All such Tax Returns are complete and correct. The Acquired Companies have timely paid (or the Company has paid on each Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent Company Financial Statements contained in the Company Reports reflect a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Acquired Companies for all Taxable periods and portions thereof through the date of such Company Financial Statements.

(ii) No Tax Return of the Acquired Companies is under audit or examination by any Tax Authority, and no written or, to the knowledge of the Company, unwritten notice of such an audit or examination has been received by the Acquired Companies. Each material assessed deficiency resulting from any audit or examination relating to Taxes by any Tax Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Acquired Companies.

(iii) Since December 31, 2006, the Acquired Companies have not made or rescinded any material election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by applicable Law, made any change to any of their methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

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(iv) The Acquired Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law, except for Taxes of the Acquired Companies and the affiliated group of which the Company is the common parent, within the meaning of Section 1504(a)(1) of the Internal Revenue Code or any similar provision of any other Tax Law.

(v) There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any Tax Authority by or on behalf of the Acquired Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Acquired Companies.

(vii) Except for any agreements or arrangements (A) with customers, vendors, lessors or similar persons entered into in the ordinary course of business or (B) among the Acquired Companies, no Acquired Company is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax Authority).

(viii) The Acquired Companies have complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Internal Revenue Code or similar provisions of any other Tax Law) and have, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) No Acquired Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(x) No Acquired Company shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Internal Revenue Code or comparable provisions of any other Tax Law.

(xi) No Acquired Company has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(b) Since December 31, 2005, no Acquired Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Internal Revenue Code.

Section 3.11  Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter contains a list of all the Company Benefit Plans. The Company has provided or made available to Parent true and complete copies of the Company Benefit Plans and, if applicable, all amendments thereto, the most recent trust agreements, the Forms 5500 for the prior three years, the most recent IRS determination or opinion letters, summary plan descriptions, any summaries of material modifications provided to participants since the most recent summary plan descriptions, material notices to participants, funding statements, annual reports and actuarial reports, if applicable, and all correspondence with any Governmental Authority for each Company Benefit Plan.

(b) There has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived that, individually or in the aggregate with other reportable events, constitutes a Company Material Adverse Effect; to the extent applicable, the Company Benefit Plans comply in all material respects with the requirements of ERISA and the Internal Revenue Code or with the Laws and regulations of any applicable jurisdiction, and except as set forth in Section 3.11(b) of the Company Disclosure Letter, any Company Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) (or, if applicable, an

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opinion letter) and such letter has not been revoked; all required amendments since the issuance of such favorable determination letter from the IRS have been made and no amendments have been made which could reasonably be expected to result in the disqualification of any of such Company Benefit Plans; the Company Benefit Plans have been maintained and operated in compliance in all material respects with their terms; to the Company’s knowledge, there are no breaches of fiduciary duty in connection with the Company Benefit Plans for which the Company could be liable; there are no pending or, to the Company’s knowledge, threatened Claims against or otherwise involving any Company Benefit Plan that, individually or in the aggregate, constitute a Company Material Adverse Effect, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan for which the Company could be liable, that, individually or in the aggregate, constitutes a Company Material Adverse Effect; all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or have been properly accrued and are reflected in the Company Financial Statements as of the date thereof; neither the Company nor any of its Subsidiaries or ERISA Affiliates has any material liability, contingent or otherwise, under Title IV of ERISA; and with respect to the Company Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA, there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, regardless of whether waived.

(c) Neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any plan that is covered by Title IV of ERISA, (iii) any plan subject to Section 412 of the Internal Revenue Code or (iv) any plan funded by a “VEBA” within the meaning of Section 501(c)(9) of the Internal Revenue Code.

(d) No Company Benefit Plan maintained by the Acquired Companies provides medical, surgical, hospitalization, death or similar benefits (regardless of whether insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service other than coverage mandated by applicable Law.

(e) All accrued material obligations of the Company and its Subsidiaries, whether arising by operation of Law, Contract, or past custom, for compensation and benefits, including, but not limited to, bonuses and accrued vacation, and benefits under Company Benefit Plans, have been paid or adequate accruals for such obligations are reflected on the Company Financial Statements as of the date thereof.

(f) Section 3.11(f) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan (and the particular circumstances described in this Section 3.11(f) relating to such Company Benefit Plan) under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, such as termination of employment), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries. As to each Company Benefit Plan, the Company or the applicable Company Subsidiary, as the case may be, has reserved the right to amend or terminate such plan without material liability to any Person except with respect to benefits accrued in the ordinary course prior to the date of such amendment or termination.

(g) The Company has provided to Parent an estimate of all amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or benefits, or otherwise) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that were or will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code.

(h) Each Company Benefit Plan which is or reasonably could be determined to be an arrangement subject to Section 409A of the Internal Revenue Code has been operated in good faith compliance with Section 409A

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of the Internal Revenue Code since January 1, 2005 and has been, or may be, timely amended with the consent of the participant, if necessary, to comply in good faith with Section 409A of the Internal Revenue Code and any applicable guidance, whether proposed or final, issued by the IRS with respect thereto.

(i) No Company Benefit Plan is a multiple employer plan as defined in Section 413(c) of the Internal Revenue Code.

(j) No Company Benefit Plan that is not subject to ERISA has any material liabilities thereunder which are not otherwise fully funded, if applicable, or properly accrued and reflected under the Company Financial Statements as of the date thereof.

(k) No Company Benefit Plan holds any “qualifying employer securities” or “qualifying employer real estate” within the meaning of ERISA.

(l) No Company Benefit Plan is subject to the Laws of any jurisdiction outside the United States of America.

(m) No Company Benefit Plan that is an employee pension benefit plan has been completely or partially terminated and no proceeding to terminate any such plan has been instituted or threatened. The market value of assets under each Company Benefit Plan that is an employee pension benefit plan (other than a multiemployer plan) equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with the PBGC methods, factors and assumptions applicable to employee pension benefit plans determined as if terminating on the date hereof. None of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred, and none of the Company, its Subsidiaries, ERISA Affiliates or their directors, officers and employees has any reason to expect that the Company, any of its Subsidiaries or any ERISA Affiliate will incur, any liability to the PBGC (other than with respect to PBGC premium payments not yet due) or otherwise under Title IV of ERISA or under the Internal Revenue Code with respect to any employee pension benefit plan. None of the Company, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of ERISA Sections 4205 and 4203, respectively) from any multiemployer plan, no such liability has been asserted, and there are no events or circumstances that could result in any such partial or complete withdrawal. None of the Company, any of its Subsidiaries or any ERISA Affiliate is bound by any Contract or agreement or has any liability described in ERISA Section 4204.

Section 3.12  Labor Matters.

(a) (i) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar Contract, agreement or understanding with a labor union or similar labor organization and (ii) to the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, Laws, ordinances, rules, regulations, Orders or directives with respect to the employment of individuals by, or the employment practices of, the Company or any Company Subsidiary, or the work conditions, terms and conditions of employment, wages or hours of their respective businesses, (ii) there are no unfair labor practice charges or other employee related complaints against the Company or any Company Subsidiary pending or, to the knowledge of the Company threatened, before any Governmental Authority by or concerning the employees working in their respective businesses, and (iii) there is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries or, to the Company’s knowledge, pending or threatened against the Company or any of its Subsidiaries.

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Section 3.13  Environmental Matters.  Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws. To the knowledge of the Company, there are no past or present facts, conditions or circumstances that interfere with or preclude, or could interfere with or preclude if known to a Governmental Authority, the conduct of any of the Acquired Companies’ businesses as now conducted or which interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or known investigations of any Governmental Authority are pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary) that allege the violation of or seek to impose liability pursuant to any Environmental, Health and Safety Laws, and, to the knowledge of the Company, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of the Company or its Subsidiaries, former) businesses, assets or properties of the Company or any Company Subsidiary (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary), including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of Environmental, Health and Safety Laws or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) Claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither the Company nor any of its Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Laws or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Laws or relating to the cleanup of any Hazardous Materials.

Section 3.14  Intellectual Property.  Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) the products, services and operations of the Company and its Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) the Company and its Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that the Company and its Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the knowledge of the Company, there is no infringement of any Intellectual Property owned by or licensed by or to the Company or any of its Subsidiaries. To the Company’s knowledge, there are no unauthorized uses, disclosures, infringements or misappropriations of any Intellectual Property of the Company or any Company Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of the Company or any Company Subsidiary, that, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.15  Insurance.  Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(a) The Company and its Subsidiaries maintain and will maintain through the Closing Date the insurance coverages summarized in Section 3.15(a) of the Company Disclosure Letter or replacement policies that are substantially similar to the policies replaced. In addition, there is no default with respect to any provision contained in any such policy or binder, and none of the Acquired Companies has failed to give any notice or present any claim under any such policy or binder in a timely fashion.

(b) To the knowledge of the Company, no event relating specifically to the Company or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is

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reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to the Company’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any current insurance policy of the Company or any Company Subsidiary.

Section 3.16  No Brokers.  Neither the Company nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Johnson Rice & Company L.L.C. as its financial advisor, the fee and expense reimbursement arrangements with which have been disclosed in writing to Parent prior to the date hereof.

Section 3.17  Opinion of Financial Advisor.  The Company Board has received the opinion of Johnson Rice & Company L.L.C. to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger (other than Parent, Merger Sub and their respective Subsidiaries and Affiliates) is fair, from a financial point of view, to such holders, and the Company will promptly deliver a copy of such opinion to Parent.

Section 3.18  Parent Share Ownership.  Neither the Company nor any of its Subsidiaries owns any shares of the capital stock of Parent or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Parent.

Section 3.19  Vote Required; Board of Director Approval.  Under Delaware Law and the rules of the Nasdaq, the only vote of the holders of any class or series of Company Equity Interests necessary to approve the Company Proposal is the affirmative vote in favor of the Company Proposal by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Required Company Vote”). The Company Board has, by resolutions duly adopted by the directors present at a meeting of such board duly called and held and not subsequently rescinded or modified in any way, unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Merger and the other transactions contemplated hereby, (c) directed that this Agreement be submitted for adoption by the stockholders of the Company and (d) recommended that the stockholders of the Company adopt this Agreement. Notwithstanding the foregoing, any change in or modification or revocation of the recommendation to the Company’s stockholders of this Agreement by the Company Board in accordance with the terms of this Agreement shall not constitute a breach of the representation set forth in clause (d) of this Section 3.19.

Section 3.20  Ownership and Condition of Drilling Rigs.

(a) As of the date hereof, the Company or a Company Subsidiary has good and marketable title to the drilling rigs listed in Section 3.20(a) of the Company Disclosure Letter, other than defects or irregularities of title that do not materially impair the ownership or operation of such rigs and in each case free and clear of all Liens, except for Permitted Liens, Liens securing the Company Credit Agreement or Liens that do not constitute a Company Material Adverse Effect. No such rig is leased under an operating lease from a lessor that, to the Company’s knowledge, has incurred non-recourse Indebtedness to finance the acquisition or construction of such rig.

(b) Except for such matters that, individually or in the aggregate, have not had or caused and would not be reasonably expected to have or cause a Company Material Adverse Effect, and except for drilling rigs that are warm-stacked, cold-stacked, undergoing refurbishment, repair or maintenance or enroute to a location for refurbishment, repair or maintenance, with respect to each drilling rig owned or operated by the Acquired

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Companies, (i) an Acquired Company holds all necessary licenses, certificates and permits required for the operation of such rig or, if such rig is not working, required for its most recently completed customer work, and (ii) such rig is in satisfactory operating condition, subject to normal maintenance and repair requirements and normal wear and tear.

(c) The appraisal of the Company’s drilling rigs by Hadco International, dated June 11, 2007, a copy of which has been delivered to Parent prior to the date hereof, is true and correct in all material respects.

Section 3.21  Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2007, (b) liabilities and obligations arising under this Agreement and the transaction contemplated by this Agreement and (c) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2007, which liabilities and obligations, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.22  Certain Contracts.

(a) Section 3.22(a) of the Company Disclosure Letter contains a list of all of the following Contracts (other than those set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement) to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than this Agreement or any Related Document): (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses are conducted; (ii) any hedging agreements by which any of the assets of the Company or any Company Subsidiary are bound, in an aggregate amount in excess of $1.0 million; (iii) any Contract granting any Person registration or other purchase or sale rights with respect to any Equity Interest in the Company or any Company Subsidiary; (iv) any voting agreement relating to any Equity Interest of the Company or any Company Subsidiary; (v) any Contract outside the ordinary course to which the Company or any Company Subsidiary is a party that entitles the other party or parties thereto to receive the benefits thereof without incurring the obligation to pay for same within sixty days after services are provided; (vi) any Contract outside the ordinary course between the Company or any Company Subsidiary and any current or former Affiliate of the Company; (vii) any drilling rig construction or conversion Contract with respect to which the drilling rig has not been delivered and paid for; (viii) any drilling Contracts of one year or greater in remaining duration; (ix) any Contract or agreement for the borrowing of money with a borrowing capacity or outstanding Indebtedness of $2.0 million or more; or (x) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all Contracts of the types described in clauses (i) through (x), regardless of whether listed in Section 3.22(a) of the Company Disclosure Letter and regardless of whether in effect as of the date of this Agreement, being referred to herein as “Company Material Contracts”).

(b) Each of the Company Material Contracts is, to the knowledge of the Company, in full force and effect. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any breach or violation of, or default under (nor, to the knowledge of the Company and its Subsidiaries, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under), any Company Material Contract, or has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Contract or exercise remedies thereunder.

Section 3.23  State Takeover Statutes.  The Company has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Parent and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Parent and Merger Sub herein, the restrictions on business combinations and voting requirements set forth in Section 203 of the DGCL would not apply to this Agreement, the Merger, and the transactions contemplated hereby, and no other “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover

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statute or regulation, nor any takeover-related provision in the Company Charter Documents, would apply to this Agreement, any Related Document or the Merger.

Section 3.24  Improper Payments.  No funds, assets or properties of the Company or its Affiliates have been used or offered for illegal purposes. No accumulation or use of any funds, assets or properties of the Company or its Affiliates has been made without being properly accounted for in the financial books and records of the Company or its Affiliates. All payments by or on behalf of the Company or its Affiliates have been duly and properly recorded and accounted for in their financial books and records and such books and records accurately and fairly reflect all transactions and dispositions of the assets of the Company and its Affiliates. The Company has devised and maintained systems that provide reasonable assurances that transactions are and have been executed in accordance with management’s general or specific authorization. Neither the Company nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Company or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Company’s or its Affiliates’ businesses. In addition, none of the Company, any of its Affiliates or any agent of any of them has received any bribes, kickbacks or other improper payments from vendors, suppliers or other Persons. The Company has no knowledge that any payment made to a Person would be or has thereafter been offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 3.26  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 4

Representations and Warranties of Parent and Merger Sub

As an inducement for the Company to enter into this Agreement, Parent and Merger Sub hereby jointly and severally make the following representations and warranties to the Company; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by Parent to the Company as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Parent Disclosure Letter”) (it being understood that (i) the disclosure of any fact or item in any section of the Parent Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent and (ii) the disclosure of any matter or item in the Parent Disclosure Letter shall not be deemed to constitute an acknowledgment that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Parent Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item, alone or together with any other matter or item, would constitute a Parent Material Adverse Effect) or (b) information contained in the Parent Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 4.1  Corporate Existence; Good Standing; Corporate Authority.  Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of

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Delaware. Parent and Merger Sub are duly qualified to conduct business and are in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of their respective properties or the nature of their respective businesses requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Parent Material Adverse Effect. Parent and Merger Sub have all requisite corporate power and authority to own or lease and operate their respective properties and assets and to carry on their respective businesses as they are currently being conducted. Parent has delivered to the Company true, accurate and complete copies of (a) the Amended and Restated Certificate of Incorporation (including any and all Certificates of Designations) and the Amended and Restated By-laws of Parent, each as amended to date (the “Parent Charter Documents”), and (b) the certificate of incorporation and bylaws of Merger Sub, each as amended to date (the “Merger Sub Charter Documents”), and each Parent Charter Document and Merger Sub Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked. Parent and Merger Sub are not in violation of the Parent Charter Documents or Merger Sub Charter Documents, as applicable.

Section 4.2  Authorization, Validity and Effect of Agreements.

(a) Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and the Related Documents to which they are, or will become, a party, to perform their respective obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the adoption of the Parent Proposal by Parent’s stockholders and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings by Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the approval of the Parent Proposal by Parent’s stockholders, the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, the filing of the Certificate of Merger pursuant to the DGCL and the Governmental Authority applications and approvals described in Section 5.8.

(b) This Agreement and each of the Related Documents to which Parent and/or Merger Sub is a party have been or will be duly executed and delivered by Parent and/or Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the Company to the extent the Company is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of Parent and/or Merger Sub, enforceable against Parent and/or Merger Sub in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.3  Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the close of business on January 22, 2008, there were 35,116,035 issued and outstanding shares of Parent Common Stock, no shares of Parent Common Stock held by Parent in its treasury and no issued and outstanding shares of Parent Preferred Stock. As of January 22, 2008, 1,696,763 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock options or restricted stock awards under the Parent Incentive Plans. As of January 22, 2008, there were 527,131 shares of Parent Common Stock remaining available for the grant of awards under the Parent Incentive Plans. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent. All shares of Parent Common Stock are, and all shares of Parent Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock and not subject to any preemptive rights. All shares of Parent Common Stock

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constituting Parent Stock Consideration will be, upon issuance, duly authorized and validly issued, fully paid and non assessable and not subject to any preemptive rights.

(b) Parent has no Voting Debt. As of the date of this Agreement, except as set forth in Section 4.3 of the Parent Disclosure Letter, since January 22, 2008, Parent and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of Parent or any of its Subsidiaries.

(c) Parent directly or indirectly owns 100% of the outstanding Equity Interests of Merger Sub. All of the outstanding Equity Interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens.

Section 4.4  Subsidiaries.

(a) Each Parent Subsidiary is a corporation or other legal entity duly organized or constituted and validly existing under the Laws of its jurisdiction of incorporation, organization or formation. Each Parent Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted, except (with respect to foreign Parent Subsidiaries only) as would have an immaterial effect on Parent and its Subsidiaries, taken as a whole. Each Parent Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Parent Material Adverse Effect. All of the outstanding shares of capital stock of, or other Equity Interests in, each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent (except for Equity Interest representing an immaterial ownership required under the Laws of any foreign jurisdiction to be owned by others) free and clear of all Liens except for Liens granted under the Parent Credit Agreement.

(b) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any kind other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereunder. Merger Sub is and shall be at the Effective Time a disregarded entity for federal income tax purposes in accordance with Treasury Regulation §301.7701-3(b)(1) of the Internal Revenue Code.

(c) Except as set forth in Section 4.4(c) of the Parent Disclosure Letter, Exhibit 21.1 to Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 sets forth all of the Parent Subsidiaries. Parent’s U.S. Subsidiaries are not in violation of their respective Parent Subsidiary Charter Documents, and Parent’s non-U.S. Subsidiaries are not in material violation of their respective Parent Subsidiary Charter Documents.

Section 4.5  Compliance with Laws; Permits.  Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 4.10, (y) matters relating to Parent Benefit Plans, which are treated exclusively in Section 4.11 and (z) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 4.13:

(a) Neither Parent nor any Parent Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the knowledge of Parent, threatened with respect to any such matters;

(b) Parent and each Parent Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority

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required by any Governmental Authority necessary for the conduct of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect and there exists no default thereunder or breach thereof, and Parent has no notice or knowledge that such Parent Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the knowledge of Parent, threatened to give, notice of any action to terminate, cancel or reform any Parent Permits;

(c) Parent and each Parent Subsidiary possess all Parent Permits required for the present ownership or lease, as the case may be, and operation of all Parent Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the knowledge of Parent, threatened to take, any action to terminate, cancel or reform any such Parent Permit pertaining to the Parent Real Property.

Section 4.6  No Violations; Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement and the Related Documents, the performance of their respective obligations hereunder and thereunder and the consummation by them of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Parent Charter Documents or Merger Sub Charter Documents, (ii) violate any provisions of the Parent Subsidiary Charter Documents of any U.S. Parent Subsidiary, (iii) result in a material violation of any provisions of the Parent Subsidiary Charter Documents of any non-U.S. Parent Subsidiary, (iv) except as set forth in Section 4.6(a) of the Parent Disclosure Letter, violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair Parent’s or Merger Sub’s rights under, alter the rights or obligations of third parties under, result in the termination or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Parent Material Contract, (v) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or its Subsidiaries under any Parent Material Contract, (vi) except as set forth in Section 4.6(a) of the Parent Disclosure Letter, result in any Parent Material Contract being declared void, voidable, or without further binding effect, (vii) result in a detriment to Parent or any of its Subsidiaries (constituting a Parent Material Adverse Effect) under the terms, conditions or provisions of any Contract by which Parent or any of its Subsidiaries is bound or to which any of their properties is subject or (viii) (assuming that the consents and approvals referred to in Section 4.6(b) are duly and timely made or obtained and that the Parent Proposal is approved by the requisite Parent stockholders), constitute a violation of any provision of any applicable Law binding upon or applicable to Parent or any of its Subsidiaries, other than, in the cases of clauses (iv) through (viii), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens, voidings or detriments that, individually or in the aggregate, , do not constitute a Parent Material Adverse Effect.

(b) Neither the execution and delivery by Parent and Merger Sub of this Agreement or any Related Document nor the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Parent, Merger Sub or any Parent Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement, (iii) filings required under the HSR Act, including the filing of Notification and Report Forms with the FTC and the Antitrust Division of the DOJ as required by the HSR Act, (iv) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of the NYSE, and (v) any other applicable filings or notifications under the antitrust, competition or similar Laws of foreign jurisdictions ((i), (ii), (iii), (iv) and (v) collectively, the “Parent Regulatory Filings”), except for any failures to obtain any such consent, approval or authorization or

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to make any such filing, notification or registration that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.7  SEC Documents.

(a) Parent has filed with the SEC all documents required to be so filed by it since January 1, 2006 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”). As used in this Section 4.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date, or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Parent Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Parent from the SEC and, to the knowledge of Parent, none of the Parent Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Parent Financial Statements”). The Parent Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Parent Financial Statements or as permitted by Form 10-Q or Form 8-K.

(b) Parent has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of Parent has completed its assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2006, and such assessment concluded that such controls were effective. Parent has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to Parent’s outside auditors and the audit committee of the Parent Board (A) all significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(c) Since January 1, 2006, to the knowledge of Parent, neither Parent nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has

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received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, including any material complaint, allegation, assertion or Claim that Parent or any of its Subsidiaries has a material weakness (as such term is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable), in its internal control over financial reporting.

(d) Parent is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE and is in compliance in all material respects with all rules, regulations and requirements of SOX.

Section 4.8  Litigation.  There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in Parent’s consolidated balance sheet at September 30, 2007, constitutes a Parent Material Adverse Effect.

Section 4.9  Absence of Certain Changes.  Since December 31, 2006, there has not been (a) any Parent Material Adverse Effect, (b) any material change by Parent or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of Parent or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 4.10  Taxes.

(a) Except (x) as set forth in Section 4.10 of the Parent Disclosure Letter, (y) as described in the Parent Reports or (z) for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect:

(i) The Parent Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Parent Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Parent Companies) in the manner prescribed by applicable Law. All such Tax Returns are complete and correct. The Parent Companies have timely paid (or Parent has paid on each Parent Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent Parent Financial Statements contained in the Parent Reports reflect a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Parent Companies for all Taxable periods and portions thereof through the date of such.

(ii) No Tax Return of the Parent Companies is under audit or examination by any Tax Authority, and no written or, to the knowledge of Parent, unwritten notice of such an audit or examination has been received by the Parent Companies. Each material assessed deficiency resulting from any audit or examination relating to Taxes by any Tax Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Parent Companies.

(iii) Since December 31, 2006, the Parent Companies have not made or rescinded any material election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by applicable Law, made any change to any of their methods of reporting income or deductions for federal

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income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

(iv) The Parent Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law, except for Taxes of the Parent Companies and the affiliated group of which Parent is the common parent, within the meaning of Section 1504(a)(1) of the Internal Revenue Code or any similar provision of any other Tax Law.

(v) There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any Tax Authority by or on behalf of the Parent Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Parent Companies.

(vii) Except for any agreements or arrangements (A) with customers, vendors, lessors or similar persons entered into in the ordinary course of business or (B) among the Parent Companies, no Parent Company is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax Authority).

(viii) The Parent Companies have complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Internal Revenue Code or similar provisions of any other Tax Law) and have, within the time and the manner prescribed by applicable Tax Law, withheld from and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) No Parent Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(x) No Parent Company shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Internal Revenue Code or comparable provisions of any other Tax Law.

(xi) No Parent Company has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(b) Since December 31, 2005, no Parent Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Internal Revenue Code.

Section 4.11  Employee Benefit Plans.

(a) Section 4.11(a) of the Parent Disclosure Letter contains a list of all the Parent Benefit Plans. Parent has provided or made available to the Company true and complete copies of the Parent Benefit Plans and, if applicable, all amendments thereto, the most recent trust agreements, the Forms 5500 for the prior three years (except as set forth on Section 4.11(a) of the Parent Disclosure Letter), the most recent IRS determination or opinion letters, summary plan descriptions, any summaries of material modifications provided to participants since the most recent summary plan descriptions, material notices to participants, funding statements, annual reports and actuarial reports, if applicable, and all correspondence with any Governmental Authority for each Parent Benefit Plan.

(b) There has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Parent Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived that, individually or in the aggregate with other reportable events, constitutes a Parent Material Adverse Effect; to the extent applicable, the Parent Benefit Plans comply in all material respects with the

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requirements of ERISA and the Internal Revenue Code or with the Laws and regulations of any applicable jurisdiction, and except as set forth in Section 4.11(b) of the Parent Disclosure Letter, any Parent Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS (or, if applicable, an opinion letter) and such letter has not been revoked; all required amendments since the issuance of such favorable determination letter from the IRS have been made and no amendments have been made which could reasonably be expected to result in the disqualification of any of such Parent Benefit Plans; the Parent Benefit Plans have been maintained and operated in compliance in all material respects with their terms; to Parent’s knowledge, there are no breaches of fiduciary duty in connection with the Parent Benefit Plans for which Parent could be liable; there are no pending or, to Parent’s knowledge, threatened Claims against or otherwise involving any Parent Benefit Plan that, individually or in the aggregate, constitute a Parent Material Adverse Effect, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of the Parent Benefit Plan activities) has been brought against or with respect to any such Parent Benefit Plan for which Parent could be liable that, individually or in the aggregate, constitutes a Parent Material Adverse Effect; all material contributions required to be made as of the date hereof to the Parent Benefit Plans have been made or have been properly accrued and are reflected in the Parent Financial Statements as of the date thereof; neither Parent nor any of its Subsidiaries or ERISA Affiliates has any material liability, contingent or otherwise, under Title IV of ERISA; and with respect to the Parent Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA, there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, regardless of whether waived.

(c) Neither Parent nor any of its Subsidiaries or ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any plan that is covered by Title IV of ERISA, (iii) any plan subject to Section 412 of the Internal Revenue Code or (iv) any plan funded by a “VEBA” within the meaning of Section 501(c)(9) of the Internal Revenue Code.

(d) No Parent Benefit Plan maintained by the Parent Companies provides medical, surgical, hospitalization, death or similar benefits (regardless of whether insured) for employees or former employees of Parent or any Parent Subsidiary for periods extending beyond their retirement or other termination of service other than coverage mandated by applicable Law.

(e) All accrued material obligations of Parent and its Subsidiaries, whether arising by operation of Law, Contract, or past custom, for compensation and benefits, including, but not limited to, bonuses and accrued vacation, and benefits under Parent Benefit Plans, have been paid or adequate accruals for such obligations are reflected on the Parent Financial Statements as of the date thereof.

(f) Section 4.11(f) of the Parent Disclosure Letter sets forth an accurate and complete list of each Parent Benefit Plan (and the particular circumstances described in this Section 4.11(f) relating to such Parent Benefit Plan) under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, such as termination of employment), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Parent or any of its Subsidiaries. As to each Parent Benefit Plan, Parent or the applicable Parent Subsidiary, as the case may be, has reserved the right to amend or terminate such plan without material liability to any Person except with respect to benefits accrued in the ordinary course prior to the date of such amendment or termination.

(g) Parent has provided to the Company an estimate of all amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or benefits, or otherwise) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that were or will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code.

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(h) Each Parent Benefit Plan which is or reasonably could be determined to be an arrangement subject to Section 409A of the Internal Revenue Code has been operated in good faith compliance with Section 409A of the Internal Revenue Code since January 1, 2005 and has been, or may be, timely amended with the consent of the participant, if necessary, to comply in good faith with Section 409A of the Internal Revenue Code and any applicable guidance, whether proposed or final, issued by the IRS with respect thereto.

(i) No Parent Benefit Plan is a multiple employer plan as defined in Section 413(c) of the Internal Revenue Code.

(j) No Parent Benefit Plan that is not subject to ERISA has any material liabilities thereunder which are not otherwise fully funded, if applicable, or properly accrued and reflected under the Parent Financial Statements as of the date thereof.

(k) No Parent Benefit Plan holds any “qualifying employer securities” or “qualifying employer real estate” within the meaning of ERISA.

(l) With respect to all Parent International Plans, (i) to Parent’s knowledge, the International Plans have been maintained in all material respects in accordance with all applicable Laws, (ii) if intended to qualify for special Tax treatment, the International Plans meet the requirements for such treatment in all material respects, (iii) if intended to be funded and/or book-reserved, the International Plans are fully funded and/or book-reserved based upon reasonable actuarial assumptions, and (iv) no liability which could be material to Parent and its Subsidiaries, taken as a whole, exists or reasonably could be imposed upon the assets of Parent or any of its Subsidiaries by reason of such International Plans, other than to the extent reflected on the Company’s balance sheet as contained in Parent’s Form 10-K for the year ended December 31, 2006.

(m) Except as disclosed in Section 4.11(m) of the Parent Disclosure Letter with respect to each Parent Benefit Plan that is an employee pension benefit plan, no such Parent Benefit Plan has been completely or partially terminated and no proceeding to terminate any such plan has been instituted or threatened. With respect to any such Parent Benefit Plan that has been terminated, all plan distributions have been made, there are no outstanding liabilities and none of the plan, Parent, its Subsidiaries or any ERISA Affiliate has or could have any liability with respect thereto. The market value of assets under each Parent Benefit Plan that is an employee pension benefit plan (other than a multiemployer plan) equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with the PBGC methods, factors and assumptions applicable to employee pension benefit plans determined as if terminating on the date hereof. None of Parent, any of its Subsidiaries or any ERISA Affiliate has incurred, and none of Parent, its Subsidiaries, ERISA Affiliates or their directors, officers and employees has any reason to expect that Parent, any of its Subsidiaries or any ERISA Affiliate will incur, any liability to the PBGC (other than with respect to PBGC premium payments not yet due) or otherwise under Title IV of ERISA or under the Internal Revenue Code with respect to any employee pension benefit plan. None of Parent, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of ERISA Sections 4205 and 4203, respectively) from any multiemployer plan, no such liability has been asserted, and there are no events or circumstances that could result in any such partial or complete withdrawal. None of Parent, any of its Subsidiaries, or any ERISA Affiliate is bound by any Contract or agreement or has any liability described in ERISA Section 4204.

Section 4.12  Labor Matters.

(a) As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar Contract, agreement or understanding with a labor union or similar labor organization and (ii) to Parent’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any

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federal, state or local statutes, Laws, ordinances, rules, regulations, Orders or directives with respect to the employment of individuals by, or the employment practices of, Parent or any Parent Subsidiary or the work conditions, terms and conditions of employment, wages or hours of their respective businesses, (ii) there are no unfair labor practice charges or other employee related complaints against Parent or any Parent Subsidiary pending or, to the knowledge of Parent, threatened, before any Governmental Authority by or concerning the employees working in their respective businesses and (iii) there is no labor dispute, strike, slowdown or work stoppage against Parent or any of its Subsidiaries or, to the knowledge of Parent, pending or threatened against Parent or any of its Subsidiaries.

Section 4.13  Environmental Matters.  Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws. To the knowledge of Parent, there are no past or present facts, conditions or circumstances that interfere with or preclude, or could interfere with or preclude if known to a Governmental Authority, the conduct of any of the Parent Companies’ businesses as now conducted or which interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or known investigations of any Governmental Authority are pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries (or any other Person the obligations of which have been assumed by Parent or any Parent Subsidiary) that allege the violation of or seek to impose liability pursuant to any Environmental, Health and Safety Laws, and, to the knowledge of Parent, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of Parent or its Subsidiaries, former) businesses, assets or properties of Parent or any Parent Subsidiary (or any other Person the obligations of which have been assumed by Parent or any Parent Subsidiary), including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of Environmental, Health and Safety Laws or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) Claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither Parent nor any of its Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Laws or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Laws or relating to the cleanup of any Hazardous Materials.

Section 4.14  Intellectual Property.  Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, (a) the products, services and operations of Parent and its Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) Parent and its Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that Parent and its Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the knowledge of Parent, there is no infringement of any Intellectual Property owned by or licensed by or to Parent or any of its Subsidiaries. To Parent’s knowledge, there are no unauthorized uses, disclosures, infringements or misappropriations of any Intellectual Property of Parent or any Parent Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of Parent or any Parent Subsidiary, that, individually or in the aggregate, constitute a Parent Material Adverse Effect.

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Section 4.15  Insurance.  Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries maintain and will maintain through the Closing Date the insurance coverages summarized in Section 4.15(a) of the Parent Disclosure Letter or replacement policies that are substantially similar to the policies replaced. In addition, there is no material default with respect to any provision contained in any such policy or binder, and none of the Parent Companies has failed to give any notice or present any claim under any such policy or binder in a timely fashion.

(b) To the knowledge of Parent, no event relating specifically to Parent or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Neither Parent nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to Parent’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any current insurance policy of Parent or any Parent Subsidiary.

Section 4.16  No Brokers.  Neither Parent nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained RBC Capital Markets Corporation as its financial advisor, the fee and expense reimbursement arrangements with which have been disclosed in writing to the Company prior to the date hereof.

Section 4.17  Opinion of Financial Advisor.  The Parent Board has received the opinion of RBC Capital Markets Corporation to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration was fair, from a financial point of view, to Parent, and Parent will promptly furnish a copy of such opinion to the Company for informational purposes.

Section 4.18  Company Share Ownership.  Neither Parent nor any of its Subsidiaries owns any shares of the capital stock of the Company or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of the Company.

Section 4.19  Vote Required; Board of Director Approval.  Under Delaware Law and the rules of the NYSE, the only vote of the holders of any class or series of Parent Equity Interests necessary to approve the Parent Proposal is the affirmative vote in favor of the Parent Proposal by the holders of a majority of the shares of Parent Common Stock that are voted on the Parent Proposal, as long as a majority of the issued and outstanding shares of Parent Common Stock are voted on the Parent Proposal (the “Required Parent Vote”). The Parent Board has, by resolutions duly adopted at a meeting of all directors on the Parent Board, which meeting was duly called and held, (a) determined that the Merger is advisable and in the best interests of Parent and its stockholders, (b) approved the Merger and this Agreement, (c) recommended that the stockholders of Parent approve the issuance of shares of Parent Common Stock in the Merger and (d) directed that such matter be submitted to the stockholders of Parent at the Parent Meeting. No stockholder vote is required for Merger Sub to adopt this Agreement and consummate the transactions contemplated hereby, other than the vote of Parent acting as the sole stockholder of Merger Sub.

Section 4.20  Ownership and Condition of Assets.

(a) As of the date hereof, Parent or a Parent Subsidiary has good and marketable title to the assets of the Parent Companies, other than defects or irregularities of title that do not materially impair the ownership or

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operation of such assets and in each case free and clear of all Liens, except for Permitted Liens, Liens securing the Parent Credit Agreement or Liens that do not constitute a Parent Material Adverse Effect.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, the assets of the Parent Companies are in satisfactory operating condition as of the date of this Agreement, subject to normal maintenance and repair requirements and normal wear and tear.

Section 4.21  Undisclosed Liabilities.  Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Parent’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2007, (b) liabilities and obligations arising under this Agreement and the transaction contemplated by this Agreement and (c) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2007, which liabilities and obligations, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.22  Certain Contracts.

(a) Section 4.22(a) of the Parent Disclosure Letter contains a list of all of the following Contracts (other than those set forth on an exhibit index in the Parent Reports filed prior to the date of this Agreement) to which Parent or any Parent Subsidiary is a party or by which any of them is bound (other than this Agreement or any Related Document): (i) any non- competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses are conducted; (ii) any hedging agreements by which any of the assets of Parent or any Parent Subsidiary are bound, in an aggregate amount in excess of $1.0 million; (iii) any Contract granting any Person registration or other purchase or sale rights with respect to any Equity Interest in Parent or any Parent Subsidiary; (iv) any voting agreement relating to any Equity Interest of Parent or any Parent Subsidiary; (v) any Contract outside the ordinary course to which Parent or any Parent Subsidiary is a party that entitles the other party or parties thereto to receive the benefits thereof without incurring the obligation to pay for same within sixty days after services are provided; (vi) any Contract outside the ordinary course between Parent or any Parent Subsidiary and any current or former Affiliate of Parent, (vii) any drilling rig construction or conversion Contract with respect to which the drilling rig has not been delivered and paid for; (viii) any drilling Contracts of one year or greater in remaining duration; (ix) any Contract or agreement for the borrowing of money with a borrowing capacity or outstanding Indebtedness of $2.0 million or more; or (x) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S — K of the SEC) (all Contracts of the types described in clauses (i) through (x), regardless of whether listed in Section 4.22(a) of the Parent Disclosure Letter and regardless of whether in effect as of the date of this Agreement, being referred to herein as “Parent Material Contracts”).

(b) Each of the Parent Material Contracts is, to the knowledge of Parent, in full force and effect. Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries knows of, or has received written notice of, any breach or violation of, or default under (nor, to the knowledge of Parent, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under), any Parent Material Contract, or has received written notice of the desire of the other party or parties to any such Parent Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Contract or exercise remedies thereunder.

Section 4.23  State Takeover Statutes.  Parent and Merger Sub have, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by the Company with its obligations hereunder and the accuracy of the representations and warranties made by the Company herein, the restrictions on business combinations and voting requirements set forth in Section 203 of the DGCL would not apply to this Agreement, the Merger, and the transactions contemplated hereby, and no other “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation, nor any takeover-related provision in the Parent Charter Documents or Merger Sub Charter Documents, would apply to this Agreement, any Related Documents or the Merger.

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Section 4.24  Improper Payments.  No funds, assets or properties of Parent or its Affiliates have been used or offered for illegal purposes. No accumulation or use of any funds, assets or properties of Parent or its Affiliates has been made without being properly accounted for in the financial books and records of Parent or its Affiliates. All payments by or on behalf of Parent or its Affiliates have been duly and properly recorded and accounted for in their financial books and records and such books and records accurately and fairly reflect all transactions and dispositions of the assets of Parent and its Affiliates. Parent has devised and maintained systems that provide reasonable assurances that transactions are and have been executed in accordance with management’s general or specific authorization. Neither Parent nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of Parent or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of Parent’s or its Affiliates’ businesses. In addition, none of Parent, any of its Affiliates or any agent of any of them has received any bribes, kickbacks or other improper payments from vendors, suppliers or other Persons. Parent has no knowledge that any payment made to a Person would be or has thereafter been offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 4.25  Financing.  Parent has received a commitment letter (including the term sheet referenced therein, but excluding the fee letter referenced therein) from RBC Capital Markets Corporation and other financial institutions (the “Commitment Letter”) whereby such financial institution has committed, upon the terms and subject to the conditions set forth therein, to provide debt financing that, when combined with Parent’s other sources of financing (including cash on hand), is sufficient to fund the cash portion of the Merger Consideration and the expenses of Parent and Merger Sub in connection with the Merger. Parent has delivered to the Company a true, complete and correct copy of the Commitment Letter as in effect on the date hereof (including any amendments in effect through the date of this Agreement). As of the date hereof, the Commitment Letter is in full force and effect. The obligations of the financing sources to fund the commitments under the Commitment Letter are not subject to any conditions other than as set forth in the Commitment Letter. No event has occurred that (with or without notice, lapse of time, or both) would constitute a breach of or default under the Commitment Letter by Parent, or if alternative financing has been arranged by Parent, a breach of or default under the terms of such alternative financing. Parent has paid any and all commitment fees and other fees, in each case, required by the Commitment Letter to be paid as of the date hereof. Parent has no knowledge of any facts or circumstances that would reasonably be expected to result in (a) any of the conditions set forth in the Commitment Letter not being satisfied (or, if alternative financing has been arranged by Parent, any of the conditions set forth in such alternative financing not being satisfied) or (b) the funding contemplated in the Commitment Letter (or in such alternative financing) not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.

Section 4.26  Solvency.  Immediately following the Effective Time, and after giving effect to the Merger, neither Parent nor Surviving Corporation will (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (b) have unreasonably small capital with which to engage in its business or (c) have incurred debts beyond its ability to pay them as they become due.

Section 4.27  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 4, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby.

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Article 5

Covenants

Section 5.1  Business in Ordinary Course.  Except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1 of the Company Disclosure Letter or the Parent Disclosure Letter (as the case may be), unless with the prior written consent of the other Parties hereto (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of the Company and Parent shall, and shall cause each of their respective Subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use their respective commercially reasonable efforts consistent with past practices and policies to (a) preserve intact their respective present business organizations and goodwill, (b) keep available the services of their respective present executive officers, directors and key employees, and (c) preserve their relationships with customers, suppliers, agents, and creditors.

Section 5.2  Conduct of Business Pending Closing.  Without limiting the generality of Section 5.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1 of the Company Disclosure Letter or the Parent Disclosure Letter (as the case may be), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, neither the Company nor Parent shall, and neither the Company nor Parent shall permit any of its Subsidiaries to, do any of the following without the prior written consent of the other Parties hereto (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) except to the extent required to comply with applicable Law or the rules and regulations of the NYSE or Nasdaq (as the case may be), amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement, or other governing or organizational documents;

(b) adjust, split, combine, reclassify or dispose of any of its outstanding Equity Interests (other than dispositions by or among direct or indirect wholly owned Subsidiaries and cancellations of stock options or restricted stock grants forfeited in accordance with the terms of a Benefit Plan in existence on the date of this Agreement or related stock option or restricted stock grant agreements);

(c) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or Equity Interests) with respect to its Equity Interests (other than by or among direct or indirect wholly owned Subsidiaries);

(d) issue, grant or sell, or agree to issue, grant or sell, any Equity Interests, including capital stock (other than issuances of Equity Interests (i) pursuant to the exercise of any stock options or other equity awards outstanding on the date of this Agreement, (ii) in an amount consistent with past practices to non-executive officer employees hired after the date hereof in the ordinary course of business consistent with past practices, not to exceed 70,000 shares in the aggregate of Parent Common Stock or 52,000 shares in the aggregate of Company Common Stock, as the case may be, or (iii) by a wholly owned Subsidiary of the Company or Parent (as the case may be) to the Company or Parent or any of their respective wholly owned Subsidiaries (as the case may be), change its capitalization from that which exists on the date hereof (except as described by the foregoing exceptions), issue, sell, award or grant any rights, options or warrants to acquire its Equity Interests or any conversion rights with respect to its Equity Interests, or enter into or amend any agreements with any holder of its Equity Interests with respect to holding, voting or disposing of such Equity Interests;

(e) purchase, redeem or otherwise acquire any of its outstanding Equity Interests, except (i) by or among direct or indirect wholly owned Subsidiaries or (ii) shares of Company Common Stock or Parent

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Common Stock that are withheld to satisfy federal withholding requirements upon vesting of Company Restricted Stock or Parent Restricted Stock;

(f) merge or consolidate with, or sell, transfer, lease, sublease or otherwise dispose of all or a substantial portion of its assets to, any other Person (other than transfers among the Acquired Companies or the Parent Companies, as the case may be), except for any sales, leases or dispositions of assets (i) to customers in the ordinary course of business consistent with past practices or (ii) to a non-affiliated Person in an arms-length transaction for not less than fair market value and not in excess of $5.0 million individually or $10.0 million in the aggregate;

(g) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly owned Subsidiaries);

(h) acquire or agree to acquire by merger, consolidation or otherwise (including by purchase of Equity Interests or all or substantially all of the assets) the business of any Person or a division thereof;

(i) sell, lease or sublease, transfer or otherwise dispose of any drilling rigs listed in Section 3.20(a) of the Company Disclosure Letter that have a value in excess of $1.5 million individually or $4.5 million in the aggregate;

(j) sell, transfer or otherwise dispose of, or mortgage, pledge or otherwise encumber, any Equity Interests of any other Person (including any Equity Interests in any Subsidiary), other than Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date hereof;

(k) make any loans, advances or capital contributions to, or investments in, any Person (other than (i) loans, advances or capital contributions to a wholly owned Subsidiary or loans or advances from such a Subsidiary, (ii) customer loans and advances to employees consistent with past practices or (iii) short-term investments of cash in the ordinary course of business in accordance with the cash management procedures of the Company, Parent or their respective Subsidiaries (as the case may be));

(l) terminate or amend any Company Material Contract or Parent Material Contract (as the case may be) or waive or assign any of its rights under any Company Material Contract or Parent Material Contract (as the case may be) in a manner that would be materially adverse to the Company or Parent (as the case may be), or enter into any Company Material Contract or Parent Material Contract (as the case may be) other than customer Contracts entered into in the ordinary course of business;

(m) (i) incur or assume any Indebtedness, except indebtedness incurred under any credit agreement to which it is a party and that is outstanding as of the date hereof, letters of credit, surety bonds or similar arrangements incurred in the ordinary course of business consistent with past practices or indebtedness incurred with respect to any matter expressly permitted by this Section 5.2, or (ii) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible for (whether directly, indirectly, contingently or otherwise) the liabilities, obligations or performance of any other Person, except under any credit agreement to which it is a party and that is outstanding as of the date hereof or in the ordinary course of business consistent with past practices;

(n) (i) during the period from the date of this Agreement to the Closing Date, except as otherwise permitted under this Agreement, enter into any additional Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Company or Parent (as the case may be) or any of their respective Subsidiaries, or make or agree to make any material changes to any existing Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Company or Parent (as the case may be) or any of their respective Subsidiaries; provided, however, that each of the Parties may in its sole discretion and without the prior written consent of any other Party, amend or adopt any arrangement to cause an arrangement existing on the date hereof to comply with, or be exempt from, Section 409A of the Internal Revenue Code if such amendment or arrangement does not cause or entail

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any cost or expense to Parent (other than reasonable and necessary fees and expenses of advisors in connection therewith), (ii) grant any increase in the compensation (including base salary or bonus) or benefits payable to any officer, (iii) except in connection with promotions consistent with past practices, grant any increase in the compensation or benefits payable to any non-officer or (iv) except as required to comply with applicable Law or any agreement or policy in existence as of the date of this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of any amounts, benefits or rights payable or accrued (or to become payable or accrued) under any Benefit Plan;

(o) with respect to any former, present or future Representative, increase any compensation or benefits payable to such Representative or enter into, amend, modify or extend any employment or consulting agreement or Benefit Plan with of for such Representative, except in each case in the ordinary course of business consistent with past practice;

(p) create, incur, assume or permit to exist any Lien on any of its properties or assets, except for Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date thereof;

(q) make or rescind any material election relating to Taxes, including any election for any and all joint ventures, partnerships, limited liability companies or other investments; settle or compromise any material Claim, action, litigation, proceeding, arbitration or investigation relating to Taxes; or change in any material respect any of its methods of reporting any items for Tax purposes from those employed in the preparation of its Tax Returns for the most recent Taxable year for which a Tax Return has been filed, except as may be required by applicable Law;

(r) make or commit to make capital expenditures exceeding $50.0 million in the aggregate (in the case of the Company and its Subsidiaries) or $150.0 million in the aggregate (in the case of Parent and its Subsidiary);

(s) take any action that is reasonably likely to materially delay or impair the ability of the Parties hereto to consummate the transactions contemplated by this Agreement;

(t) enter into any new line of business material to it and its Subsidiaries taken as a whole;

(u) enter into any Contract that subjects or will subject the Surviving Corporation or Parent to any material non-compete or similar restriction on any Acquired Company or Parent Company business following the Effective Time;

(v) enter into any Contract the effect of which is or will be to grant a Third Party any right or potential right of license to any material Intellectual Property of any Acquired Company or Parent Company;

(w) except as may be required as a result of a change in GAAP, change any of the material accounting principles, estimates, or practices used by the Acquired Companies or Parent Companies;

(x) compromise, settle or grant any waiver or release related to any litigation or proceeding, other than settlements or compromises of such litigation or proceedings where the full amount to be paid is covered by insurance or where the amount to be paid does not exceed $5.0 million individually or $10.0 million in the aggregate;

(y) engage in any transaction (other than pursuant to agreements in effect as of the date of this Agreement and that are disclosed in the Company Disclosure Letter or Parent Disclosure Letter (as the case may be) and transactions between or among Parent or Company and their respective Subsidiaries in the ordinary course of business consistent with past practice) or enter into any agreement with any Affiliate (provided that for the purpose of this clause (y) only, the term “Affiliate” shall not include any employee of the Company, Parent or their respective Subsidiaries (as the case may be) other than directors and executive officers thereof and any employees who share the same household as any such directors and executive officers); or

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(z) enter into any Contract or obligation with respect to any of the foregoing.

Section 5.3  Access to Assets, Personnel and Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, Parent shall: (i) afford to the Company and the Company Representatives, at the Company’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Parent Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Parent Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Parent Companies (the “Parent Information”); and (ii) upon request during normal business hours, furnish promptly to the Company (at the Company’s expense), or similarly provide reasonable access to, a copy of any Parent Information. The Company agrees to review such information in a manner that does not interfere unreasonably with the Parent Companies’ operations and with the prompt discharge by such Parent Companies’ employees of their duties. The Company agrees to indemnify and hold the Parent Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Acquired Companies, and any loss or destruction of any property owned by the Parent Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Acquired Companies or their Representatives during any visit to the business or property of the Parent Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise No Parent Company shall be required to provide access to or to disclose Parent Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Parent Company is required to keep such information confidential. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Acquired Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Parent Companies prior to completion of the Merger without the prior written consent of Parent.

(b) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, the Company shall: (i) afford to Parent and the Parent Representatives, at Parent’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Acquired Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Acquired Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Acquired Companies (the “Company Information”); and (ii) upon request during normal business hours, furnish promptly to Parent (at Parent’s expense), or similarly provide reasonable access to, a copy of any Company Information. Parent agrees to review such information in a manner that does not interfere unreasonably with the Acquired Companies’ operations and with the prompt discharge by such Acquired Companies’ employees of their duties. Parent agrees to indemnify and hold the Acquired Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Parent Companies, and any loss of destruction of any property owned by the Acquired Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Parent Companies or their Representatives during any visit to the business or property of the Acquired Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. None of the Acquired Companies shall be required to provide access to or to disclose Company Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Acquired Company is required to keep such information confidential. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Parent Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Acquired Companies prior to the completion of the Merger without prior written consent of the Company.

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(c) From the date hereof until the Effective Time, each of Parent and the Company shall: (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such Party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such Party with the SEC after the date hereof relating to the Merger or the Registration Statement, unless such communication, report, schedule, registration statement or other document is otherwise readily available through the SEC’s EDGAR system, in which case Parent or the Company (as the case may be) shall provide notice to the other of such availability; and (ii) promptly advise the other of the substance of any oral communications between such Party and the SEC relating to the Merger or the Registration Statement.

(d) The Company will not (and will cause the Company Subsidiaries and the Company Representatives not to), and Parent will not (and will cause the Parent Subsidiaries and the Parent Representatives not to), use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Any information obtained by the Acquired Companies or Parent Companies or their respective Representatives under this Section 5.3 shall be subject to the confidentiality and use restrictions set forth in the Confidentiality Agreement.

(e) Notwithstanding anything in this Section 5.3 to the contrary: (i) the Company shall not be obligated under the terms of this Section 5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within the possession or control of any of the Acquired Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and the Company, to the extent requested by Parent, will use its reasonable best efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within the possession or control of any of the Parent Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and Parent, to the extent requested by the Company, will use reasonable best efforts to obtain any such consent.

(f) No investigation by Parent or the Company or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement, and no Party shall be deemed to have made any representation or warranty to the other Party except as expressly set forth in this Agreement.

Section 5.4  No Solicitation by the Company.

(a) From the date of this Agreement until the first to occur of the Effective Time and the termination of this Agreement in accordance with Article 7, except as specifically permitted in Section 5.4(c), Section 5.4(d) or Section 5.4(e), the Company agrees that neither it nor any of its Subsidiaries or Representatives will, directly or indirectly: (i) solicit, initiate, encourage or facilitate (including by way of furnishing or disclosing non-public information) any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, a Company Acquisition Proposal, and upon becoming aware of any violation of this Section 5.4(a)(i), the Company shall, and shall cause its Subsidiaries to, and use its reasonable best efforts to cause its Representatives to, stop soliciting, initiating, encouraging, facilitating (including by way of furnishing or disclosing non-public information) or taking any action designed to facilitate, directly or indirectly, any inquiry, offer or proposal that constitutes, or is reasonably likely to lead to, a Company Acquisition Proposal; (ii) engage in discussions or negotiations with, furnish or disclose any non-public information or data relating to the Acquired Companies to, or in response to a request therefor, give access to the properties, assets or books and records of the Acquired Companies to, any Person who has made or may be considering making a Company Acquisition Proposal or take any action which may otherwise lead to a Company Acquisition Proposal; (iii) approve, endorse or recommend any Company Acquisition Proposal; or (iv) enter into any agreement in principle, letter of intent, arrangement, understanding or other Contract relating to any Company Acquisition Proposal.

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(b) Except as specifically permitted in Section 5.4(c) and Section 5.4(d), the Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease and terminate any existing solicitations, discussions, negotiations or other activity with any Person with respect to any Company Acquisition Proposal or which could reasonably be expected to lead to a Company Acquisition Proposal, and shall inform its Subsidiaries and Representatives which are engaged in any such solicitations, discussions, negotiations or other activity of the Company’s obligations under this Section 5.4. The Company shall promptly inform its Representatives who have been involved with or otherwise providing assistance in connection with the negotiation of this Agreement and the transactions contemplated by this Agreement of the Company’s obligations under this Section 5.4. The Company shall promptly demand that any Person (and the legal, financial or other representatives of any such Person) who has heretofore executed a confidentiality agreement with or for the benefit of any of the Acquired Companies with respect to such Person’s consideration of a possible Company Acquisition Proposal promptly return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by any such Person to the Company) all confidential information heretofore furnished by the Acquired Companies or any of their legal, financial or other representatives to such Person or any of its legal, financial or other representatives in accordance with the terms of the confidentiality agreement with such Person.

(c) Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, prior to obtaining the Required Company Vote, nothing in this Agreement shall prevent the Company or the Company Board from:

(i) after the date of this Agreement, engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or in response to a request therefor, giving access to the properties, assets or books and records of the Acquired Companies to, any Person who has made an unsolicited, bona fide, written Company Acquisition Proposal after the date hereof that did not result from a violation by the Acquired Companies of this Section 5.4; provided, however, that prior to engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or giving access to the properties, assets or books and records of the Acquired Companies to, such Person, (A) the Company Board, acting in good faith, has determined (I) after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant, that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal and (II) after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable Law and (B) the Company (I) enters into a confidentiality agreement with such Person with use and disclosure limitations, “standstill” provisions and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement and (II) has complied with Section 5.4(d); and

(ii) subject to compliance by the Company with Section 5.4(e), (A) withdrawing (or amending or modifying in a manner adverse to Parent), or publicly proposing to withdraw (or to amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof (as the case may be) of this Agreement, the Merger or the transactions contemplated hereby (the actions referred to in this clause (A) being collectively referred to herein as a “Company Adverse Recommendation Change”), (B) recommending, adopting, approving or submitting to its stockholders, or proposing publicly to recommend, adopt, approve or submit to its stockholders, any Company Acquisition Proposal (the actions referred to in this clause (B) being collectively referred to as a “Company Acquisition Proposal Recommendation”), or (C) entering into any agreement, including any agreement in principle, letter of intent or understanding, acquisition or merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement, arrangement or understanding which constitutes, relates to, is intended to lead to or could reasonably be expected to lead to a Company Acquisition Proposal (other than a Confidentiality Agreement contemplated by Section 5.4(c)(i)(B)(I)) (each a “Company Acquisition Agreement”); provided, however, that in any case, the Company Board, acting in good faith, has previously determined, after consultation with its outside

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legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable Law; and provided, further, that in the case of a Company Acquisition Proposal Recommendation or an entry into a Company Acquisition Agreement, (X) the Company Board, acting in good faith, has previously determined, after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant, that such Company Acquisition Proposal or Company Acquisition Agreement constitutes a Company Superior Proposal and (Y) the Company concurrently terminates this Agreement pursuant to and after complying with the provisions of Article 7. For the avoidance of doubt, the Parties acknowledge and agree that a Company Adverse Recommendation Change may or may not involve a Company Acquisition Proposal.

(d) If the Company or any Company Representative receives a request for information from a Person who has made an unsolicited, bona fide, written Company Acquisition Proposal, and the Company is permitted to provide such Person with information pursuant to this Section 5.4, the Company will provide to Parent a copy of the confidentiality agreement with such Person promptly upon its execution and provide to Parent a list of, and copies of, all information provided to such Person as promptly as practicable after its delivery to such Person and promptly provide Parent with access to all information to which such Person was provided access, in each case only to the extent not previously provided to Parent. The Company shall promptly provide notice to Parent, in writing, of the receipt of any Company Acquisition Proposal or any inquiry with respect to or that could lead to a Company Acquisition Proposal (but in no event more than forty-eight hours after the receipt thereof), which notice shall include the identity of the Person or group requesting such information or making such inquiry or Company Acquisition Proposal and the material terms and conditions of any such Company Acquisition Proposal. The Company shall promptly provide Parent with copies of any written changes to any Company Acquisition Proposal, with written notice of material changes in the status of any Company Acquisition Proposal (including proposed changes to the status) and with written notice of any changes in the price, form of consideration, timing of payment thereof or any other material terms of any Company Acquisition Proposal. The Company shall promptly provide Parent with written notice of the substance of any oral communications concerning material terms of any Company Acquisition Proposal. The Company shall promptly provide Parent, upon receipt or delivery thereof, with copies of all material correspondence or other material documents sent or provided to the Company by any Person in connection with any Company Acquisition Proposal or sent or provided to any Person by the Company in connection with any Company Acquisition Proposal.

(e) Notwithstanding anything herein to the contrary, the Company Board shall not (x) make a Company Adverse Recommendation Change, (y) make a Company Acquisition Proposal Recommendation or (z) enter into any Company Acquisition Agreement relating to a Company Acquisition Proposal, unless:

(i) The Company complies with the terms of Section 5.4(c)(ii) and Section 5.4(d); and

(ii) Promptly upon a determination by the Company Board that a Company Acquisition Proposal constitutes a Company Superior Proposal, the Company immediately notifies, in writing, Parent of such determination and describes in reasonable detail the material terms and conditions of such Company Superior Proposal and the identity of the Person making such Company Superior Proposal. Parent shall have four Business Days after delivery of such written notice to submit an offer to engage in an alternative transaction or to modify the terms and conditions of this Agreement such that the Company may proceed with this Agreement (a “Parent Revised Offer”). During such four Business Day period, the Company and its financial and legal advisors shall negotiate in good faith exclusively with Parent to enable Parent to submit a Parent Revised Offer. Any amendment to the price or any other material term of a Company Superior Proposal shall require a new notice from the Company and an additional three Business Day period within which Parent may negotiate a Parent Revised Offer. For the avoidance of doubt, the four Business Day period and additional three Business Day periods, if any, referred to in this Section 5.4(e)(ii) are the same periods referenced in Section 7.1(d)(iii).

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(f) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position with respect to a Company Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(g) All notices to be given by the Parties under this Section 5.4 shall be given by facsimile transmission in accordance with Section 8.3 (which notice shall be effective as of the day of transmission if transmitted on or before 5:00 p.m. U.S. Central Standard Time on the date of transmission, otherwise the next day after transmission).

Section 5.5  Stockholders’ Meetings.  Promptly after the Registration Statement is declared effective under the Securities Act, each of Parent and the Company shall take all necessary action, in accordance with applicable Law, the rules and regulations of the NYSE or the Nasdaq (as the case may be) and the Parent Charter Documents or Company Charter Documents (as the case may be), to properly give notice of and hold a meeting of its stockholders for the purpose of voting on the Parent Proposal or the Company Proposal (as the case may be). Subject to Article 7, Parent shall recommend approval of the Parent Proposal, and subject to Section 5.4 and Article 7, the Company Board shall recommend approval of the Company Proposal. Each of the Parent Board and the Company Board shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Parent and the Company. The Company and Parent shall coordinate and cooperate with respect to the timing of their respective stockholder meetings and use reasonable best efforts to hold such meetings on the same day and within 45 days after the date the Registration Statement is declared effective; provided, however, that the Company may postpone or adjourn the Company Meeting (A) for the absence of a quorum or (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company believes in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting; provided, further, that in the event that the Company Meeting is delayed to a date after the Termination Date as a result of either (A) or (B) above, then the Termination Date shall be extended to the fifth Business Day after such Company Meeting date. Notwithstanding any other provisions of this Agreement to the contrary, unless this Agreement is terminated in accordance with its terms, (i) the Company shall submit this Agreement to its stockholders for approval regardless of whether the Company Board withdraws, modifies or changes its recommendation and declaration regarding the Company Proposal and (ii) the Parent Board shall submit the Parent Proposal to its stockholders for approval regardless of whether the Parent Board withdraws, modifies or changes its recommendation and declaration regarding the Parent Proposal.

Section 5.6  Registration Statement and Proxy Statement/Prospectus.

(a) Parent and the Company shall cooperate and promptly prepare the Registration Statement and the Proxy Statement/Prospectus and shall file the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus with the SEC as soon as practicable after the date hereof and in any event not later than 60 days after the date hereof. Each Party shall give the other Party and its counsel a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement/Prospectus, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to stockholders of the Company or Parent and shall give the other Party and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and comments from the SEC prior to their being filed with, or sent to, the SEC. Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing. Parent and the Company will provide each other with any information which may be required to prepare and file the Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC. If at any time prior to the Effective Time any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent

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or the Company, as applicable, will as promptly as reasonably practicable inform the other of such occurrence, and Parent and the Company will cooperate in filing such amendment or supplement with the SEC, use commercially reasonable best efforts to cause such amendment to become effective as promptly as possible and, if required, mail such amendment or supplement to their respective stockholders. Parent shall use its reasonable best efforts, and the Company shall cooperate with Parent, to obtain any and all necessary state securities Laws or “blue sky” permits, approvals and registrations in connection with the issuance of Parent Common Stock pursuant to the Merger.

(b) Parent will cause the Registration Statement, at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder, and the Company shall be responsible for furnishing to Parent true, accurate and complete information relating to the Company and holders of Company Common Stock and Company Stock Options as is required to be included therein.

(c) The Company hereby covenants and agrees with Parent that: (i) the Registration Statement (at the time it becomes effective under the Securities Act through the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of the Company, at the time of the Company Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to the Company, or with respect to other information supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, occurs and such event is required to be described in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, the Company shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation, filing an dissemination of such amendment or supplement.

(d) Parent hereby covenants and agrees with the Company that: (i) the Registration Statement (at the time it becomes effective under the Securities Act and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to any information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Parent, at the time of the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to any information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify the Company of such occurrence and shall cooperate with the Company in the preparation, filing and dissemination of such supplement.

(e) None of the Registration Statement, the Proxy Statement/Prospectus or any amendment or supplement thereto will be filed or disseminated to the stockholders of the Company without the approval of both Parent and the Company. Parent shall advise the Company, promptly after it receives notice thereof, of the time when

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the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

(f) The Company shall use its commercially reasonable efforts to cause to be delivered to the Parent two comfort letters from Grant Thornton LLP, Company’s independent auditors, one dated on the date on which the Registration Statement shall become effective, and one bring-down letter dated on the Closing Date, each addressed to the Parent and customary in scope and substance for letters delivered by independent auditors in connection with public offerings.

(g) Parent shall use its commercially reasonable efforts to cause to be delivered to the Company two comfort letters from UHY LLP, Parent’s independent auditors, one dated on the date on which the Registration Statement shall become effective, and one bring-down letter dated on the Closing Date, each addressed to the Company and customary in scope and substance for letters delivered by independent auditors in connection with public offerings.

Section 5.7  NYSE Listing.  Parent shall prepare and submit to the NYSE, as soon as practicable, a listing application covering the shares of Parent Common Stock representing Parent Stock Consideration to be issued in the Merger and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing, in order to facilitate obtaining such approval as soon as practicable.

Section 5.8  Additional Arrangements.

(a) Subject to the terms and conditions herein provided, each of the Company and Parent shall take, or cause to be taken, all action and shall do, or cause to be done, all things necessary, appropriate or desirable under any applicable Law (including the HSR Act) or under applicable Contracts so as to enable the Closing to occur as soon as reasonably practicable, including using its reasonable best efforts to obtain all necessary waivers, consents and approvals, remove all impediments to the Closing, and make all Parent Regulatory Filings and Company Regulatory Filings (the “Regulatory Filings”). Parent and the Company each will cause all documents it is responsible for filing with any Governmental Authority under this Section 5.8 to comply in all material respects with all applicable Laws.

(b) Each of Parent and the Company shall furnish the other Party with such information and reasonable assistance as such other Party and its respective affiliates may reasonably request in connection with their preparation of any Regulatory Filings with any Governmental Authorities; provided, however, that if the provisions of the HSR Act would prevent a Party from disclosing such information to the other Party, then such information may be disclosed to such Party’s counsel.

(c) Each of the Company and Parent shall take, or cause to be taken, all action or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable, including responding promptly to requests for additional information made by the DOJ or the FTC, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

(d) Each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, Order, ruling or injunction that would restrain, prevent or delay the Closing. Furthermore, if any Governmental Authority shall have issued any Order, decree, ruling or injunction, or taken any other action, that would have the effect of restraining, enjoining or otherwise prohibiting, delaying or preventing the consummation of the transactions contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to have such Order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

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(e) Parent and the Company shall promptly notify each other of any communication concerning this Agreement or the Merger from any Governmental Authority and, subject to applicable Law, permit the other Party to review in advance any proposed communication to any Governmental Authority concerning this Agreement or the Merger. In addition, Parent and Company shall not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or another inquiry concerning this Agreement or the Merger, or enter into any agreements with any Governmental Authority, including, without limitation, extending any antitrust waiting periods, unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Parent and the Company shall furnish counsel to the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Governmental Authorities or members of their respective staffs on the other hand, relating to this Agreement and the Merger.

(f) Notwithstanding the foregoing, and except as provided in Section 5.1 and 5.2, nothing contained in this Agreement shall be construed so as to require Parent, Merger Sub or the Company, or any of their respective Subsidiaries or Affiliates, without its written consent, to sell, license, dispose of, hold separate, or operate in any specified manner any assets or businesses of Parent, Merger Sub, the Company or the Surviving Corporation (or to require Parent, Merger Sub, the Company or any of their respective Subsidiaries or Affiliates to agree to any of the foregoing). The obligations of each Party under this Section 5.8 to use reasonable best efforts with respect to antitrust matters shall be limited to compliance with the reporting provisions of the HSR Act and with its obligations under this Section 5.8. In connection with its obligations under this Section 5.8, the Company shall not, without Parent’s prior written consent, commit to (or allow its Subsidiaries to commit to) any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices in connection with the transactions contemplated under this Agreement.

Section 5.9  Section 16.  Prior to the Effective Time, Parent, the Company and their respective Boards of Directors shall adopt resolutions consistent with the interpretive guidance of the SEC and take any other actions as may be required, to the extent permitted under applicable Law, to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10  Public Announcements.

(a) On the date this Agreement is executed (or if executed after the close of business, no later than the opening of the NYSE and the Nasdaq on the next day), Parent and the Company shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except as may be required by applicable Law, Order or any listing agreement with or rule of any regulatory body, national securities exchange or association, Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

(b) No Party shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other Parties with a written copy of the text of such release or statement and obtaining the consent of the other Parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this Section 5.10(b) shall not be required if the delay would preclude the timely issuance of a press release or public statement required by law or any applicable regulations. The provisions of this Section 5.10(b) shall not be construed as limiting the Parties from communications consistent with the purposes of this Agreement, including but not limited to seeking the regulatory and stockholder approvals contemplated hereby.

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Section 5.11  Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent and Merger Sub of any of the following: (i) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of the Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

(b) Parent shall give prompt notice to the Company of any of the following: (i) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

Section 5.12  Payment of Expenses.  Except as provided in Section 7.3, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the Merger is consummated, except that Parent and the Company shall equally share the following: (i) all fees and expenses, other than attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses (which shall be paid by the Party incurring same), incurred for printing the Proxy Statement/Prospectus, including preliminary materials related thereto, and the Registration Statement, including financial statements and exhibits and any amendments and supplements thereto, and (ii) the filing fees for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act.

Section 5.13  Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company Charter Documents and Company Subsidiary Charter Documents in effect as of the date hereof or in any indemnification agreements between the Acquired Companies and their respective current or former directors, officers, fiduciaries, agents or employees in effect as of the date hereof (which have previously been provided to Parent). Parent and the Surviving Corporation shall not, for a period of six years from the Effective Time, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who, immediately prior to the Effective Time, were current or former directors, officers, agents, fiduciaries or employees of the Acquired Companies unless such amendment, repeal or modification is required by applicable Law, and all rights to indemnification thereunder in respect of any Claim asserted or made within such period shall continue until the final disposition or resolution of such Claim.

(b) During the period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to the fullest extent permitted under applicable Law, indemnify and hold harmless each person who is as of the date hereof, has been at any time prior to the date hereof, or becomes prior to the Effective Time a director, officer, fiduciary, agent or employee of the Company or any of its Subsidiaries (each such person, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or prior to the Effective Time, including any act or omission in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Each Indemnified Party shall also be entitled to advancement of expenses as incurred (and not later that ten Business Days after receipt by Parent or the Surviving Corporation of receipts therefor) to the fullest extent permitted under

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applicable Law, provided that such Indemnified Party undertakes to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification could be sought by any Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents. In the event of any Claim, any Indemnified Party wishing to claim indemnification shall promptly notify Parent thereof (provided that failure to so notify Parent will not affect the obligations of Parent except to the extent that Parent shall have been prejudiced as a result of such failure) and shall deliver to Parent the undertaking contemplated by the applicable provisions of the DGCL, but without any requirement for the posting of a bond. Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Party will cooperate reasonably with Parent, at Parent’s expense, in the defense of such matter and (ii) Parent shall have the right to control the defense of such matter and shall retain only one set of legal counsel selected by Parent and reasonably satisfactory to the Indemnified Party (plus one local counsel, if necessary) to represent all Indemnified Parties with respect to each such matter unless the use of one counsel to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and Parent) may be retained by the Indemnified Parties. Parent shall pay all reasonable fees and expenses of all such counsel for such Indemnified Parties.

(c) The Surviving Corporation shall maintain the Company’s officers’ and directors’ liability insurance policies and fiduciary liability insurance policies in effect on the date of this Agreement (collectively, the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions occurring at or prior to the Effective Time; provided, however, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of the Company’s current insurance carrier and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company in the aggregate for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; and provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall procure and maintain for such six year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing D&O Insurance, and such “tail” insurance shall satisfy the provisions of Section 5.13(b).

Prior to the Effective Time, the Company may purchase such “tail” insurance, at Parent’s expense, provided that the aggregate annual premiums for such policies do not exceed the Maximum Amount, and such “tail” insurance shall satisfy the provisions of Section 5.13(b).

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that the Surviving Corporation or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors

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and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.13.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.13 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.13 applies without the consent of such affected Indemnified Party.

Section 5.14  Employee Matters.

(a) Parent may, in its sole discretion, continue any Company Benefit Plan or employee policy or program in effect immediately prior to the Effective Time (each a “Pre-Merger Plan”), including but not limited to a 401(k) plan or medical plan, for any period of time after the Effective Time for the benefit of any Company Employees. To the extent Parent does not continue a Pre-Merger Plan applicable to a Company Employee, such Company Employee shall be eligible, subject to the provisions herein, to participate in any corresponding Parent Benefit Plan providing benefits to any Company Employee after the Effective Time (the “Post-Merger Plans”) to the extent such Post-Merger Plan replaces coverage under such Pre-Merger Plan. For all purposes under such Post-Merger Plans, Parent will, or will cause its Subsidiaries to, give Company Employees full credit for their years of service with the Company or any Company Subsidiary to the same extent recognized by the Company or such Company Subsidiary immediately prior the Effective Time for purposes of eligibility and vesting (excluding benefit accruals) under any such Post-Merger Plan. The value of the compensation and benefits provided under the Pre-Merger Plans or the Post-Merger Plans, as applicable in accordance with the foregoing, to Company Employees, taken as a whole, after the Effective Time through December 31, 2008, shall be substantially similar to the value of the compensation and benefits provided under the Company Benefit Plans to the Company Employees, taken as a whole, immediately prior to the Effective time, as determined by Parent in good faith after taking into account all facts and circumstances. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Post-Merger Plans to the extent coverage under such Post-Merger Plan replaces coverage under any Pre-Merger Plan; provided, however, to the extent such Company Employee is not covered by a Pre-Merger Plan immediately prior to the Effective Time due to failure to satisfy the applicable waiting period, such Company Employee shall be subject to the waiting time applicable to a Parent Employee with respect to the corresponding Post-Merger Benefit Plan that replaces such Pre-Merger Plan (giving full service credit for service by such Company Employee with the Company in satisfying such waiting time); provided further, to the extent a Company Employee is covered by a Pre-Merger Plan but does not satisfy the service requirements for the corresponding Post-Merger Plan, the Post-Merger Plan may allow such Company Employee to participate in such Post-Merger Plan to the extent permitted under such Post-Merger Plan, as determined in good faith by Parent, or Parent shall continue the Pre-Merger Plan for such Company Employee or otherwise provide comparable substitute coverage; and (ii) for purposes of each Post-Merger Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Merger Plan to be waived for such employee and his or her covered dependents to the extent permitted under the Post-Merger Plans or otherwise required by applicable Law, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Pre-Merger Plan ending on the date such employee’s participation in the corresponding Post-Merger Plan begins to be taken into account under such Post-Merger Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Post-Merger Plan.

(b) Parent shall establish a severance plan, the terms of which (including maximum severance payments) have been agreed upon and are set forth in Section 5.14 of the Parent Disclosure Letter, effective for no less than the period from the Effective Time until the first anniversary of the Effective Time, for the benefit of the Company Employees indicated in Section 5.14 of the Parent Disclosure Letter.

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Section 5.15  Company Board and Executive Officers.  At or prior to Closing, the Company shall deliver to Parent written resignations of all members of the Company Board and all officers of the Company and its Subsidiaries, to be effective as of the Effective Time.

Section 5.16  Tax Matters.  The Company shall provide Parent with a certification in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.

Section 5.17  Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote.  Notwithstanding anything herein to the contrary, the obligations of Parent or the Company (as the case may be) to call, give notice of, convene and hold the Parent Meeting or Company Meeting (as applicable) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any determination by the Company Board or the Parent Board (as the case may be) to modify, withdraw, amend or modify its recommendation in favor of the Merger. Other than in accordance with the provisions of Section 5.4, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal, or propose to do so.

Section 5.18  Additional Instruments and Agreements.  Parent, Merger Sub and the Company agree to execute and deliver any and all additional instruments necessary to consummate the transactions contemplated by this Agreement. In addition, Company agrees to use its reasonable best efforts to cooperate with Parent in the actions contemplated by the Commitment Letter. Parent agrees to vote to adopt this Agreement by written consent of stockholder in lieu of meeting in its capacity as sole stockholder of Merger Sub promptly (but not later than 72 hours) after execution of this Agreement by Parent, Merger Sub and the Company.

Section 5.19  Control of Other Party’s Business.  Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.20  Agreements of Executive Officers and Directors.

(a) The Company shall use its commercially reasonable efforts to cause each executive officer and director of the Company to execute and deliver to Parent as soon as practicable and prior to the mailing of the Proxy Statement/Prospectus a voting agreement in the form attached hereto as Exhibit 5.20(a) to the effect that such executive officer or director shall vote any and all shares of Company Common Stock owned by him or her to approve the Company Proposal.

(b) Parent shall use its commercially reasonable efforts to cause each executive officer and director of Parent to execute and deliver to Parent as soon as practicable and prior to the mailing of the Proxy Statement/Prospectus a voting agreement in the form attached hereto as Exhibit 5.20(b) to the effect that such executive officer shall vote any and all shares of Parent Common Stock owned by him or her to approve the Parent Proposal.

(c) The Parties hereby agree and acknowledge that the consummation of the Merger constitutes a “change of control” of the Company with respect to (i) the Company Benefit Plans, (ii) the Company Incentive Plans, (iii) any awards or award agreements under the Company Incentive Plans, and (iv) all existing employment agreements between the Company and its employees, including but not limited to those set forth in Section 5.20(c) of the Company Disclosure Letter. Parent, Merger Sub and the Company hereby agree and acknowledge that the amounts set forth opposite the names of the employees identified in Section 5.20(c) of the Company Disclosure Letter are the amounts due to such employees pursuant to Section 6.3 (or, in the case of Kim Snell, Section 8.3) of their respective employment agreements with the Company and that such amounts will be paid to the designated employees at the Effective Time. Upon the effectiveness of an employee’s resignation pursuant to Section 5.15, such employee shall be released from all obligations under

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his or her employment agreement; provided, however, that the employees mentioned in Section 5.20(c) of the Company Disclosure Letter as having continuing non-competition obligations shall not be released from the non-competition obligations contained in their existing employment agreements with the Company, and accordingly, the Company shall cause such employment agreements to be amended, in form and substance approved in writing by Parent, to provide that such employees shall continue to be subject to such existing obligations to not compete with the Surviving Corporation or any of its Subsidiaries for one year following the Effective Time.

Article 6

Conditions

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any or all of which may be waived in writing in whole or in part by either Parent or the Company (to the extent permitted by applicable Law):

(a) Stockholder Approval.  The Company Proposal and the Parent Proposal shall have been duly and validly approved and adopted by the requisite vote of the stockholders of the Company and Parent, respectively.

(b) HSR Act.  Any applicable waiting period under the HSR Act (including extensions thereof) shall have expired or been terminated.

(c) Securities Law Matters.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated and be continuing, and any and all necessary approvals under state securities Laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

(d) No Injunctions or Restraints.  No Governmental Authority of competent jurisdiction shall have issued, promulgated, enforced or entered any Order, decree, temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Merger or imposes any material restrictions on the Parties with respect thereto; provided, however, that, prior to invoking this condition, each Party shall have complied fully with its obligations under Section 5.8 and, in addition, shall have used its reasonable best efforts to have any such decree, ruling, injunction or Order vacated, except as otherwise contemplated by this Agreement, including Section 5.8(d).

(e) NYSE Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(f) Consents and Approvals.  Other than filing the Certificate of Merger pursuant to Section 2.1 and the filings and consents addressed in Section 6.1(b), all consents, approvals, permits and authorizations required to be obtained by the Parties prior to the Effective Time from any Governmental Authority to consummate the Merger shall have been made or obtained (as the case may be), except for any failures to make such filings or obtain such consents, approvals, permits and authorizations that, individually or in the aggregate, would not constitute a Material Adverse Effect on or with respect to the Surviving Corporation (assuming the Merger has taken place) provided, however, that the provisions of this Section 6(f) shall not be available to any Party whose failure to fulfill its obligations pursuant to Section 5.8 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval, permit or authorization.

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Section 6.2  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by Parent and Merger Sub:

(a) Representations and Warranties.  (i) The representations and warranties of the Company set forth in Sections 3.2, 3.3, 3.9(a) and 3.16 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of the Company set forth in Article 3 (other than the representations and warranties set forth in Sections 3.2, 3.3, 3.9(a) and 3.16) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Material Adverse Effect with respect to the Company or the Surviving Corporation; and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(b) Performance of Covenants and Agreements by the Company.  The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(c) No Company Material Adverse Effect.  From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Company Material Adverse Effect.

Section 6.3  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by the Company:

(a) Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in Sections 4.2, 4.3, 4.9(a) and 4.16 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of Parent and Merger Sub set forth in Article 4 (other than the representations and warranties set forth in Sections 4.2, 4.3, 4.9(a) and 4.16) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Material Adverse Effect with respect to Parent or the Surviving Corporation; and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(b) Performance of Covenants and Agreements by Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date (including payment in full of the amounts contemplated in Section 5.20(c)), and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(c) No Parent Material Adverse Effect.  From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Parent Material Adverse Effect.

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(d) Delivery of Transfer Instructions.  Parent shall have delivered to the Exchange Agent an irrevocable letter of instruction in a form reasonably satisfactory to the Company authorizing and directing the transfer of the Merger Consideration to holders of shares of Company Common Stock upon surrender of such holders’ certificates representing such shares of Company Common Stock in accordance with Article 2.

Article 7

Termination

Section 7.1  Termination Rights.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Company Proposal by the stockholders of the Company or approval of the Parent Proposal by the stockholders of Parent (except as provided below), by action taken by the board of directors of the terminating Party or Parties upon the occurrence of any of the following:

(a) By mutual written consent duly authorized by the Parent Board and the Company Board.

(b) By either the Company or Parent if:

(i) the Merger has not been consummated by the Termination Date (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform or satisfy any covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Merger to occur on or before such date);

(ii) any Governmental Authority shall have issued an Order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making consummation of the Merger illegal, and such Order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party who directly or indirectly initiated such action or whose failure to fulfill any material obligation under this Agreement has been the principal cause of or resulted in such Order, decree, ruling or other action);

(iii) the Company Proposal shall not have been approved by the Required Company Vote at the Company Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to the Company if the failure to obtain approval of the Company Proposal is caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach of this Agreement); or

(iv) the Parent Proposal shall not have been approved by the Required Parent Vote at the Parent Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iv) shall not be available to Parent if the failure to obtain approval of the Parent Proposal is caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach of this Agreement).

(c) By Parent if:

(i) There has been a material breach of the representations and warranties made by the Company in Article 3 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.2(a) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such breach;

(ii) The Company has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the

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condition described in Section 6.2(b) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following written notice from Parent of such failure;

(iii) (A) The Company shall have breached in any material respect any of its obligations under Section 5.4, (B) the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change or a Company Acquisition Proposal Recommendation, (C) any Acquired Company shall have entered into a Company Acquisition Agreement or (D) the Company or the Company Board (or any committee thereof) publicly shall have announced its intention to do any of the foregoing; or

(iv) There has been a Company Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.2(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such Company Material Adverse Effect.

(d) By the Company if:

(i) There has been a material breach of the representations and warranties made by Parent and Merger Sub in Article 4 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.3(a), and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such breach;

(ii) Parent or Merger Sub has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.3(b) and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such failure;

(iii) Prior to the approval of the Company Proposal by the Required Company Vote, the Company receives a bona fide written Company Acquisition Proposal not solicited in violation of Section 5.4 that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant) is a Company Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(d)(iii) unless (A) the Company shall not have breached the terms of Section 5.4 in any material respect, (B) the Company shall have notified Parent in writing of such determination, describing in reasonable detail the material terms and conditions of such Company Superior Proposal and the identity of the Person making such Company Superior Proposal, and shall have provided Parent with a copy of the proposal documents to the extent not previously provided, (C) during the four Business Days after delivery of such notice to Parent, the Company and its financial and legal advisors shall have negotiated, in good faith, exclusively with Parent regarding a Parent Revised Offer (it being understood that any amendment to the price or any other material term of a Company Superior Proposal shall require a new notice from the Company and an additional three Business Day period within which Parent may negotiate a Parent Revised Offer) and (D) the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and after considering the results of any negotiations with Parent and any Parent Revised Offer, that the Company Superior Proposal giving rise to the notice described in clause (B) (including any subsequent amendments or modifications) continues to be a Company Superior Proposal. No termination pursuant to this Section 7.1(d)(iii) shall be effective unless the Company simultaneously pays in full the payment required by Section 7.3(a). For the avoidance of doubt, the four Business Day period and additional three Business Day periods, if any, referred to in this Section 7.1(d)(iii) are the same periods referenced in Section 5.4(e)(B); or

(iv) There has been a Parent Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.3(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Parent within 20 days following receipt of written notice from the Company of such Parent Material Adverse Effect.

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Section 7.2  Effect of Termination.  If this Agreement is terminated by either the Company or Parent pursuant to the provisions of Section 7.1, this Agreement shall forthwith become null and void, and there shall be no further obligation on the part of any Party or its Affiliates, directors, officers or stockholders except pursuant to the provisions of Section 5.3(c), Section 5.3(d), Section 5.5(c), Section 5.5(d), Section 5.12, Section 7.3, Article 8 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a willful or intentional breach by such Party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

Section 7.3  Fees and Expenses.  Notwithstanding the provisions of Section 5.12:

(a) The Company will, immediately upon termination of this Agreement pursuant to Sections 7.1(c)(iii) or 7.1(d)(iii), pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent a termination fee in the amount of $10.0 million.

(b) The Company will, immediately upon termination of this Agreement pursuant to Section 7.1(b)(iii), pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent an amount equal to Parent’s out-of-pocket and documented expenses incurred in connection with the transactions contemplated hereby, including without limitation all such expenses relating to accounting, legal and investment banking fees, and all expenses and fees incurred in connection with any financing contemplated by the Commitment Letter; provided, however, that such amount shall not exceed $5.0 million in the aggregate.

(c) The Company will pay, or cause to be paid, to Parent a termination fee in the amount of $10.0 million less the amount of the payment, if any, previously made by the Company pursuant to Section 7.3(b) if (i) this Agreement is terminated pursuant to Section 7.1(b)(i) or 7.1(b)(iii), (ii) prior to such termination, there has been publicly announced and not withdrawn a Company Acquisition Proposal involving any Acquired Company and (iii) within 365 days of such termination, any Acquired Company enters into any definitive agreement with respect to or consummates any Company Acquisition Proposal (regardless of whether such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clause (ii) above); provided that as used in clauses (ii) and (iii) above the term “Company Acquisition Proposal” shall have the meaning given to such term in Section 1.1 with all percentages mentioned in the definition of the term “Acquisition Proposal” appearing in such Section changed to 50%. Such termination fee shall be paid on the day such Acquired Company consummates such Company Acquisition Proposal, by wire transfer of immediately available funds to an account designated by Parent. Notwithstanding the foregoing, the Company shall not be required to pay, or cause to be paid, to Parent any amounts pursuant to this Section 7.3(c) if the reason the Merger has not been timely consummated is the result of a failure to satisfy the conditions set forth in Section 6.1(b), 6.1(c), 6.1(d), 6.1(e) or 6.1(f).

(d) Parent will, immediately upon termination of this Agreement pursuant to Section 7.1(b)(iv) pay, or cause to be paid, to the Company by wire transfer of immediately available funds to an account designated by the Company an amount equal to the Company’s out-of-pocket and documented expenses incurred in connection with the transactions contemplated hereby, including without limitation all such expenses relating to accounting, legal and investment banking fees; provided, however, that such amount shall not exceed $5.0 million in the aggregate.

(e) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay promptly any amounts due pursuant to this Section 7.3, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal (Northeast edition) as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to Parent.

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(f) Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not have entered into this Agreement. Accordingly, if Parent fails to pay promptly any amounts due pursuant to this Section 7.3, Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal (Northeast edition) as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to Company.

Article 8

Miscellaneous

Section 8.1  Nonsurvival of Representations and Warranties.  None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 8.2  Amendment.  This Agreement may be amended by the Parties at any time before or after approval of the Company Proposal by the stockholders of the Company; provided, however, that, after any such approval, no amendment shall be made without the further approval of such stockholders if such amendment would (a) in any way materially adversely affect the rights of the Company stockholders (other than a termination of this Agreement in accordance with the provisions hereof) or (b) require a shareholder vote under applicable Law or the Company’s listing agreement with Nasdaq. This Agreement may not be amended except by a written instrument signed by an authorized representative of each of the Parties.

Section 8.3  Notices.  Any notice or other communication required or permitted hereunder shall be in writing and, unless delivery instructions are otherwise expressly set forth above herein, either delivered personally (effective upon delivery), by facsimile transmission (effective upon confirmation of successful transmission), by recognized overnight delivery service (effective on the next day after delivery to the service), or by registered or certified mail, postage prepaid and return receipt requested (effective on the third Business Day after the date of mailing), at the following addresses or facsimile transmission numbers (or at such other address(es) or facsimile transmission number(s) for a Party as shall be specified by like notice):

To Parent and/or Merger Sub:	Allis-Chalmers Energy Inc. 5075 Westheimer, Suite 890 Houston, Texas 77056 Attention: Munawar H. Hidayatallah Chief Executive Officer Facsimile: (713) 369-0555

with a copy (which shall not constitute notice) to:	Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 Attention: Robert V. Jewell, Esq. Facsimile: (713) 220-7135

To the Company:	Bronco Drilling Company, Inc. 16217 N. May Avenue Edmond, OK 73013 Attention: General Counsel Facsimile: (405)285-9234

with a copy (which shall not constitute notice) to:	Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201 Attention: Seth R. Molay, P.C. Facsimile: (214) 969-4343

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Section 8.4  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties whether such delivery is by physical delivery or by means of a facsimile or portable document format (pdf) transmission, it being understood that all Parties need not sign the same counterpart.

Section 8.5  Severability.  The provisions of this Agreement will be severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Subject to the preceding sentence, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed modified to the minimum extent necessary to make such term or provision valid and enforceable, provided that if such term or provision is incapable of being so modified, then such term or provision shall be deemed ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.6  Entire Agreement; No Third Party Beneficiaries.  This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.13 (which is intended to be for the benefit of the Persons covered thereby) and Section 5.14 (which is intended to be for the benefit of the Persons covered thereby) is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 8.10 without notice of liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Without limiting the foregoing, it is expressly understood and agreed that the provisions of Section 5.14 are statements of intent, and no Company Employee or other Person shall have any rights or remedies with respect thereto (including any right of employment) and no Person is intended to be a Third Party beneficiary thereof.

Section 8.7  Applicable Law.  This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the State of Delaware (including the Laws of Delaware with respect to statutes of limitation and statutes of repose).

Section 8.8  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such attempted assignment without such consent shall be immediately null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.9  Waivers.  At any time prior to the Effective Time, any Party may, for itself only and to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by an authorized representative of such Party. Except as provided in this Agreement, no action taken pursuant to this

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Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

Section 8.10  Confidentiality Agreement.  The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement is hereby incorporated herein by reference, and shall constitute a part of this Agreement for all purposes; provided, however, that any standstill provisions contained therein will, effective as of the Closing, be deemed to have been waived to the extent necessary for the Parties to consummate the Merger in accordance with the terms of this Agreement. Any and all information received by Parent and the Company pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

Section 8.11  Incorporation.  Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

Section 8.12  Specific Performance; Remedies.  Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in the State of Delaware having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

Section 8.13  Waiver of Jury Trial.  Each of the Parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the Parties hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.13.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

Company:

BRONCO DRILLING COMPANY, INC., a Delaware corporation

By:	/s/ D. Frank Harrison
Name:     D. Frank Harrison

Title:	Chief Executive Officer

Parent:

ALLIS-CHALMERS ENERGY INC., a Delaware corporation

By:	/s/ Munawar H. Hidayatallah
Name:     Munawar H. Hidayatallah

Title:	Chairman and Chief Executive Officer

Merger Sub:

ELWAY MERGER SUB, INC., a Delaware corporation

By:	/s/ Victor M. Perez
Name:     Victor M. Perez

Title:	President

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Exhibit 5.20(a)

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of          , 2008, is by and between Allis-Chalmers Energy Inc., a Delaware corporation (“Parent”), and the undersigned holder (the “Affiliate”) of shares or options to acquire shares of common stock of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”). Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement referenced below.

RECITALS

A. Parent, Elway Merger Sub, Inc., a Delaware corporation and a subsidiary of Parent (“Merger Sub”), and Bronco have entered into an Agreement and Plan of Merger dated January 23, 2008 (as the same may be amended from time to time, the “Merger Agreement”) pursuant to which Merger Sub will merge (the “Merger”) with and into Bronco, with Bronco surviving the Merger as a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement.

B. As of the date hereof, Affiliate owns and has the present power and right to vote (or to direct the voting of) the number of shares of common stock, par value of $0.01 per share, of Bronco (the “Bronco Common Stock”) set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Bronco Common Stock owned,” as such shares may be adjusted by stock dividend, stock split, recapitalization, combination, merger, consolidation, reorganization or other change in the capital structure of Bronco affecting the Bronco Common Stock (such shares of Bronco Common Stock, plus any other shares of Bronco Common Stock the voting power over which is acquired by Affiliate and less any shares of Bronco Common Stock the entire beneficial ownership in which, including all voting rights with respect thereto, are disposed of by Affiliate, in each case during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as Affiliate’s “Subject Shares”).

C. As an inducement to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Merger Agreement requires certain persons and entities, including Affiliate, to execute and deliver this Agreement prior to the mailing of the Proxy Statement/Prospectus, and Affiliate has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1. Agreement to Vote the Subject Shares.  Affiliate, solely in Affiliate’s capacity as a stockholder of Bronco, hereby agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the “Voting Period”), at any and all meetings (or any adjournments or postponements thereof) of the holders of any class or classes of the capital stock of Bronco at which the Merger Agreement and the transactions contemplated thereby are considered, however called, or in connection with any and all written consents of the holders of any class or classes of the capital stock of Bronco relating to the Merger Agreement and transactions contemplated thereby, Affiliate shall vote (or cause to be voted) Affiliate’s Subject Shares in favor of the approval and adoption of the Company Proposal and the terms of the Merger Agreement and the Merger and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof). Affiliate agrees not to enter into any agreement, letter of intent, agreement in principle or understanding with any person that violates or could reasonably be expected to violate the provisions and agreements contained in this Agreement or the Merger Agreement; provided, however, that nothing in this Agreement shall be deemed to prevent Affiliate from making a bona fide disposition of the entire beneficial ownership in, including all voting rights with respect to, any or all of the Subject Shares. For the avoidance of doubt, this Agreement is intended to constitute a voting agreement

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entered into under Section 218 of the Delaware General Corporation Law, as amended, for the duration of the Voting Period.

2. Covenants.  Except for pledges in existence as of the date hereof, Affiliate agrees that, except as contemplated by the terms of this Agreement, Affiliate shall not (a) grant any proxies or powers of attorney in respect of the Subject Shares, deposit any of Affiliate’s Subject Shares into a voting trust or enter into a voting agreement with respect to any of Affiliate’s Subject Shares or (b) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Affiliate’s ability to perform Affiliate’s obligations under this Agreement. Notwithstanding the foregoing, nothing herein shall prevent Affiliate from assigning or transferring any Subject Shares beneficially owned by Affiliate to any trust, estate, family partnership, foundation (whether family, private or public) or other entity under Affiliate’s control or subject to the same ultimate control as Affiliate (each a “Permitted Transferee”) if such Permitted Transferee agrees in writing to hold any Subject Shares subject to all of the provisions of this Agreement as Affiliate hereunder or making a bona fide disposition of the entire beneficial ownership in, including all voting rights with respect to, any or all of the Subject Shares.

3. Representations and Warranties of Affiliate.  Affiliate hereby represents and warrants to Parent as follows:

(a) Due Authority.  Affiliate has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If Affiliate is an entity, Affiliate is duly organized and validly existing under the laws of the jurisdiction of its organization, and Affiliate has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Affiliate have, if Affiliate is an entity, been duly authorized by all necessary action on the part of Affiliate, and, assuming its due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of Affiliate, enforceable against Affiliate in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by equitable principles.

(b) Ownership of Shares.  Affiliate owns and has the present power and right to vote (or to direct the voting of) the number of shares of Bronco Common Stock set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Bronco Common Stock owned.” Affiliate has sole voting power and sole power of disposition, in each case with respect to all of the shares of Bronco Common Stock set forth beneath Affiliate’s name on the signature page hereto and identified as “Number of shares of Bronco Common Stock owned,” with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement and as otherwise noted on the signature page hereto. Also set forth on the signature page hereto is (i) the number of shares of Bronco Common Stock issuable pursuant to options to purchase Bronco Common Stock held by Affiliate (the “Options”) and (ii) the number of restricted shares of Bronco Common Stock (which have not vested) held by Affiliate (the “Restricted Shares”). The shares of Bronco Common Stock set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Bronco Common Stock owned,” the Options and the Restricted Shares are all of the equity interests in Bronco legally or beneficially owned by Affiliate.

(c) No Violations.  (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Affiliate and the consummation by Affiliate of the transactions contemplated hereby (it being understood that nothing herein shall prevent Affiliate’s compliance with Section 13(d) of the Exchange Act) and (ii) none of the execution and delivery of this Agreement by Affiliate or compliance by Affiliate with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Affiliate is a party or by which Affiliate or any of Affiliate’s Subject Shares or assets may be bound, or (B) violate any applicable order, writ,

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injunction, decree, judgment, statute, rule or regulation which could reasonably be expected to adversely affect Affiliate’s ability to perform Affiliate’s obligations under this Agreement.

(d) Reliance by Parent.  Affiliate understands and acknowledges that Parent has entered into the Merger Agreement in reliance upon the covenants contained therein requiring the execution and delivery of this Agreement by Affiliate.

4. Miscellaneous.

(a) Affiliate Capacity.  If Affiliate is or becomes during the term hereof a director or officer of Bronco, Affiliate does not make any agreement or understanding herein in Affiliate’s capacity as such director or officer. Affiliate executes this Agreement solely in Affiliate’s capacity as the record holder or beneficial owner of Affiliate’s Subject Shares and nothing herein shall limit or affect any actions taken by Affiliate in Affiliate’s capacity as an officer or director of Bronco. Without limiting the foregoing, nothing in this Agreement shall limit or affect the ability of a director or officer of Bronco to take any action as may be advisable or necessary in the discharge of his or her fiduciary duties as such director or officer, and without regard to whether he or she is, without limitation, (i) a trustee or co-trustee of one or more Affiliates, (ii) an officer, consultant or other representative of a trustee or co-trustee of one or more Affiliates, or (iii) a beneficiary of one or more Affiliates.

(b) Publication.  Affiliate hereby permits Parent and Bronco to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) and in other filings with the SEC Affiliate’s identity and ownership of shares of Bronco Common Stock and the nature of Affiliate’s commitments, arrangements, and understandings pursuant to this Agreement.

(c) Further Actions.  Each of the parties hereto agrees that it will use its commercially reasonable efforts to do all things necessary to effectuate this Agreement.

(d) Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

(e) Binding Effect; Benefit; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their Permitted Transferees, heirs, estates and successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, except by will or by the laws of descent and distribution, without the prior written consent of each of the other parties. Nothing in this Agreement, expressed or implied, is intended to confer on any person, other than the parties hereto, any rights or remedies.

(f) Amendments, Waivers, etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

(g) Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(h) Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i) No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance

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with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(j) Governing Law; Waiver of Jury Trial.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(k) Headings.  The descriptive headings of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

(l) Counterparts; Facsimiles.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. A signature transmitted by facsimile or by electronic mail in “portable document format” shall be treated for all purposes by the parties hereto as an original and shall be binding upon the party transmitting such signature without limitation.

(m) Termination.  This Agreement shall terminate, neither Parent nor Affiliate shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Parent and Affiliate, (ii) the Effective Time, or (iii) the effective termination of the Merger Agreement pursuant to its terms; provided, further, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Sections 4(d), 4(e), 4(h) and 4(j) shall survive the termination of this Agreement.

(Signature page follows)

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IN WITNESS WHEREOF, this Agreement is executed as of the date first stated above.

ALLIS-CHALMERS ENERGY INC.,
a Delaware corporation

By:

Name:

Title:

AFFILIATE

Printed Name:

Number of shares of Bronco Common Stock owned:

Number of shares of Bronco Common Stock issuable upon exercise of options to purchase Bronco Common Stock held:

Number of restricted shares of Bronco Common Stock (which have not vested) held:

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Exhibit 5.20(b)

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of          , 2008, is by and between Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), and the undersigned holder (the “Affiliate”) of shares or options to acquire shares of common stock of Allis-Chalmers Energy Inc., a Delaware corporation (“Parent”). Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement referenced below.

RECITALS

A. Parent, Elway Merger Sub, Inc., a Delaware corporation and a subsidiary of Parent (“Merger Sub”), and Bronco have entered into an Agreement and Plan of Merger dated January 23, 2008 (as the same may be amended from time to time, the “Merger Agreement”) pursuant to which Merger Sub will merge (the “Merger”) with and into Bronco, with Bronco surviving the Merger as a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement.

B. As of the date hereof, Affiliate owns and has the present power and right to vote (or to direct the voting of) the number of shares of common stock, par value of $0.01 per share, of Parent (the “Parent Common Stock”) set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Parent Common Stock owned,” as such shares may be adjusted by stock dividend, stock split, recapitalization, combination, merger, consolidation, reorganization or other change in the capital structure of Parent affecting the Parent Common Stock (such shares of Parent Common Stock, plus any other shares of Parent Common Stock the voting power over which is acquired by Affiliate and less any shares of Parent Common Stock the entire beneficial ownership in which, including all voting rights with respect thereto, are disposed of by Affiliate, in each case during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as Affiliate’s “Subject Shares”).

C. As an inducement to the willingness of Bronco to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Merger Agreement requires certain persons and entities, including Affiliate, to execute and deliver this Agreement prior to the mailing of the Proxy Statement/Prospectus, and Affiliate has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1. Agreement to Vote the Subject Shares.  Affiliate, solely in Affiliate’s capacity as a stockholder of Parent, hereby agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the “Voting Period”), at any and all meetings (or any adjournments or postponements thereof) of the holders of any class or classes of the capital stock of Parent at which the Parent Proposal and the transactions contemplated by the Merger Agreement are considered, however called, or in connection with any and all written consents of the holders of any class or classes of the capital stock of Parent relating to the Parent Proposal and the transactions contemplated by the Merger Agreement, Affiliate shall vote (or cause to be voted) Affiliate’s Subject Shares in favor of the approval and adoption of the Parent Proposal and the terms of the Merger Agreement and the Merger and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof). Affiliate agrees not to enter into any agreement, letter of intent, agreement in principle or understanding with any person that violates or could reasonably be expected to violate the provisions and agreements contained in this Agreement or the Merger Agreement; provided, however, that nothing in this Agreement shall be deemed to prevent Affiliate from making a bona fide disposition of the entire beneficial ownership in, including all voting rights with respect to, any or all of the Subject Shares. For the avoidance of doubt, this Agreement is intended

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to constitute a voting agreement entered into under Section 218 of the Delaware General Corporation Law, as amended, for the duration of the Voting Period.

2. Covenants.  Except for pledges in existence as of the date hereof, Affiliate agrees that, except as contemplated by the terms of this Agreement, Affiliate shall not (a) grant any proxies or powers of attorney in respect of the Subject Shares, deposit any of Affiliate’s Subject Shares into a voting trust or enter into a voting agreement with respect to any of Affiliate’s Subject Shares or (b) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Affiliate’s ability to perform Affiliate’s obligations under this Agreement. Notwithstanding the foregoing, nothing herein shall prevent Affiliate from assigning or transferring any Subject Shares beneficially owned by Affiliate to any trust, estate, family partnership, foundation (whether family, private or public) or other entity under Affiliate’s control or subject to the same ultimate control as Affiliate (each a “Permitted Transferee”) if such Permitted Transferee agrees in writing to hold any Subject Shares subject to all of the provisions of this Agreement as Affiliate hereunder or making a bona fide disposition of the entire beneficial ownership in, including all voting rights with respect to, any or all of the Subject Shares.

3. Representations and Warranties of Affiliate.  Affiliate hereby represents and warrants to Bronco as follows:

(a) Due Authority.  Affiliate has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If Affiliate is an entity, Affiliate is duly organized and validly existing under the laws of the jurisdiction of its organization, and Affiliate has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Affiliate have, if Affiliate is an entity, been duly authorized by all necessary action on the part of Affiliate, and, assuming its due authorization, execution and delivery by Bronco, constitutes a valid and binding obligation of Affiliate, enforceable against Affiliate in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by equitable principles.

(b) Ownership of Shares.  Affiliate owns and has the present power and right to vote (or to direct the voting of) the number of shares of Parent Common Stock set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Parent Common Stock owned.” Affiliate has sole voting power and sole power of disposition, in each case with respect to all of the shares of Parent Common Stock set forth beneath Affiliate’s name on the signature page hereto and identified as “Number of shares of Parent Common Stock owned,” with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement and as otherwise noted on the signature page hereto. Also set forth on the signature page hereto is (i) the number of shares of Parent Common Stock issuable pursuant to options to purchase Parent Common Stock held by Affiliate (the “Options”) and (ii) the number of restricted shares of Parent Common Stock (which have not vested) held by Affiliate (the “Restricted Shares”). The shares of Parent Common Stock set forth beneath the Affiliate’s name on the signature page hereto and identified as “Number of shares of Parent Common Stock owned,” the Options and the Restricted Shares are all of the equity interests in Parent legally or beneficially owned by Affiliate.

(c) No Violations.  (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Affiliate and the consummation by Affiliate of the transactions contemplated hereby (it being understood that nothing herein shall prevent Affiliate’s compliance with Section 13(d) of the Exchange Act) and (ii) none of the execution and delivery of this Agreement by Affiliate or compliance by Affiliate with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Affiliate is a party or by which Affiliate or any of Affiliate’s Subject Shares or assets may be bound, or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation which could reasonably be expected to adversely affect Affiliate’s ability to perform Affiliate’s obligations under this Agreement.

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(d) Reliance by Bronco.  Affiliate understands and acknowledges that Bronco has entered into the Merger Agreement in reliance upon the covenants contained therein requiring the execution and delivery of this Agreement by Affiliate.

4. Miscellaneous.

(a) Affiliate Capacity.  If Affiliate is or becomes during the term hereof a director or officer of Parent, Affiliate does not make any agreement or understanding herein in Affiliate’s capacity as such director or officer. Affiliate executes this Agreement solely in Affiliate’s capacity as the record holder or beneficial owner of Affiliate’s Subject Shares and nothing herein shall limit or affect any actions taken by Affiliate in Affiliate’s capacity as an officer or director of Parent. Without limiting the foregoing, nothing in this Agreement shall limit or affect the ability of a director or officer of Parent to take any action as may be advisable or necessary in the discharge of his or her fiduciary duties as such director or officer, and without regard to whether he or she is, without limitation, (i) a trustee or co-trustee of one or more Affiliates, (ii) an officer, consultant or other representative of a trustee or co-trustee of one or more Affiliates, or (iii) a beneficiary of one or more Affiliates.

(b) Publication.  Affiliate hereby permits Parent and Bronco to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) and in other filings with the SEC Affiliate’s identity and ownership of shares of Parent Common Stock and the nature of Affiliate’s commitments, arrangements, and understandings pursuant to this Agreement.

(c) Further Actions.  Each of the parties hereto agrees that it will use its commercially reasonable efforts to do all things necessary to effectuate this Agreement.

(d) Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

(e) Binding Effect; Benefit; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their Permitted Transferees, heirs, estates and successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, except by will or by the laws of descent and distribution, without the prior written consent of each of the other parties. Nothing in this Agreement, expressed or implied, is intended to confer on any person, other than the parties hereto, any rights or remedies.

(f) Amendments, Waivers, etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

(g) Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(h) Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i) No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

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(j) Governing Law; Waiver of Jury Trial.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(k) Headings.  The descriptive headings of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

(l) Counterparts; Facsimiles.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. A signature transmitted by facsimile or by electronic mail in “portable document format” shall be treated for all purposes by the parties hereto as an original and shall be binding upon the party transmitting such signature without limitation.

(m) Termination.  This Agreement shall terminate, neither Bronco nor Affiliate shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Bronco and Affiliate, (ii) the Effective Time, or (iii) the effective termination of the Merger Agreement pursuant to its terms; provided, further, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Sections 4(d), 4(e), 4(h) and 4(j) shall survive the termination of this Agreement.

(Signature page follows)

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IN WITNESS WHEREOF, this Agreement is executed as of the date first stated above.

BRONCO DRILLING COMPANY, INC.,
a Delaware corporation

By:

Name:

Title:

AFFILIATE

Printed Name:

Number of shares of Parent Common Stock owned:

Number of shares of Parent Common Stock issuable upon exercise of options to purchase Parent Common Stock held:

Number of restricted shares of Parent Common Stock (which have not vested) held:

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ANNEX A-2

FIRST AMENDMENT
TO THE
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ALLIS-CHALMERS ENERGY INC.,
BRONCO DRILLING COMPANY, INC.
AND
ELWAY MERGER SUB, INC.
Dated as of June 1, 2008

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Page

Article 1 Definitions	A-2-3
Article 2 The Merger	A-2-4
Article 3 Representations and Warranties of the Company	A-2-6
Article 4 Representations and Warranties of Parent and Merger Sub	A-2-6
Article 5 Covenants	A-2-8
Article 6 Conditions	A-2-9
Article 7 Miscellaneous	A-2-9

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FIRST AMENDMENT TO THE
AGREEMENT AND PLAN OF MERGER

This First Amendment to the Agreement and Plan of Merger, dated as of June 1, 2008 (this “Amendment”), is by and among ALLIS-CHALMERS ENERGY INC., a Delaware corporation (“Parent”), ELWAY MERGER SUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and BRONCO DRILLING COMPANY, INC., a Delaware corporation (the “Company”).

Recitals

WHEREAS, Parent, Merger Sub and the Company (each, a “Party,” and collectively, the “Parties”) entered into an Agreement and Plan of Merger dated as of January 23, 2008 (the “Original Agreement”), which the boards of directors of each of the Parties desire to amend in order to effect certain modifications deemed desirable by each of such boards of directors;

WHEREAS, the boards of directors of each of the Parties have approved (i) this Amendment and (ii) the Merger (as defined below), upon the terms and subject to the conditions of the Original Agreement, as amended by this Amendment, and the Delaware General Corporation Law, as amended (the “DGCL”), and the Delaware Limited Liability Company Act, as amended (the “Delaware LLC Act”);

WHEREAS, the boards of directors of each of the Parties have determined that the Merger, this Amendment, the Original Agreement and the transactions contemplated by the Original Agreement, as amended by this Amendment, are advisable and in the best interests of their respective companies and stockholders;

WHEREAS, for federal income tax purposes, the Parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that the Original Agreement, as amended by this Amendment, constitutes a plan of reorganization within the meaning of Section 1.368-2(g) of the Treasury Regulations (as defined in the Original Agreement); and

WHEREAS, the Parties desire that after the date hereof and prior to the Effective Time of the Merger, Merger Sub become a limited liability company, organized under the laws of the State of Delaware, pursuant to a conversion effected under Section 266 of the DGCL and Section 18-214 of the Delaware LLC Act;

NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in the Original Agreement and this Amendment, the Parties agree to amend the Original Agreement as follows:

Article 1

Definitions

Section 1.1 Capitalized terms used but not defined in this Amendment shall have the respective meanings given to such terms in the Original Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” in the Original Agreement shall, from and after the date of this Amendment, refer to the Original Agreement, as amended by this Amendment.

Section 1.2 The definitions of the following capitalized terms found in Section 1.1 of the Original Agreement are hereby amended and restated in their entirety as set forth below:

“Certificate of Merger” means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL, the Delaware LLC Act and this Agreement, filed with the Secretary of State of the State of Delaware to effect the Merger and the change of Merger Sub’s name to “Bronco Drilling Company LLC.”

“Merger” means the merger of the Company with and into Merger Sub, under the DGCL and the Delaware LLC Act, with Merger Sub continuing as the surviving company and changing its name to

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“Bronco Drilling Company LLC,” upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements of the DGCL and the Delaware LLC Act.

Section 1.3 Each of the following definitions is hereby added to Section 1.1 of the Original Agreement in the correct alphabetical location within such Section:

“Conversion” means the conversion of Merger Sub from a Delaware corporation to a Delaware limited liability company pursuant to Section 266 of the DGCL and Section 18-214 of the Delaware LLC Act.

“Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended.

“First Amendment Date” means June 1, 2008.

“New Merger Sub Charter Documents” has the meaning given to such term in Section 4.1.

“Old Merger Sub Charter Documents” has the meaning given to such term in Section 4.1.

“Original Agreement” means the Agreement and Plan of Merger, dated as of January 23, 2008, among the Parties.

“Surviving Company” means the entity that survives the Merger pursuant to Section 2.2.

Section 1.4

The definitions of “Surviving Corporation” and of “Parent Common Stock Value” appearing in Section 1.1 of the Original Agreement are hereby deleted in their entirety.

Section 1.5 Pursuant to this Amendment, each reference to the term “Surviving Corporation” in the Original Agreement shall be deemed to be a reference to the term “Surviving Company.”

Article 2

The Merger

Section 2.1 Section 2.1 of the Original Agreement is hereby amended and restated in its entirety as follows:

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of this Agreement, the Certificate of Merger, the DGCL and the Delaware LLC Act, at the Effective Time, the Company shall be merged with and into Merger Sub and the name of Merger Sub shall be changed to be “Bronco Drilling Company LLC.”

Section 2.2 Section 2.2 of the Original Agreement is hereby amended and restated in its entirety as follows:

Section 2.2 Effect of the Merger. Upon the effectiveness of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall be the surviving entity in the Merger (referred to from time to time herein as the “Surviving Company”). Merger Sub shall continue its company existence under the Laws of the State of Delaware with all its rights, privileges, immunities and franchises continuing unaffected by the Merger, except that the name of Merger Sub shall be changed upon effectiveness of the Merger to be “Bronco Drilling Company LLC.” The Merger shall have the effects specified in this Agreement, the Certificate of Merger, the DGCL and the Delaware LLC Act.

Section 2.3 Section 2.3 of the Original Agreement is hereby amended and restated in its entirety as follows:

Section 2.3 Governing Instruments, Directors and Officers of the Surviving Company.

(a) At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until subsequently amended in accordance with its terms and applicable Law.

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(b) At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until subsequently amended in accordance with its terms and applicable Law.

(c) The managers and officers of Merger Sub immediately prior to the Effective Time shall continue as the managers and officers, respectively, of the Surviving Company from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of formation and limited liability company agreement of the Surviving Company and applicable Law.

Section 2.4

(a) Section 2.4(a) of the Original Agreement is hereby amended and restated in its entirety as follows:

(a) Merger Sub Membership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, the membership interests of Merger Sub outstanding immediately prior to the Merger shall remain outstanding and continue as membership interests of the Surviving Company.

(b) Section 2.4(c)(i)(A) of the Original Agreement is hereby amended and restated in its entirety as follows:

(c) Company Securities.

(i) Company Common Stock.

(A) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder of any Equity Interest in any of such Parties (but subject to the provisions of Section 2.5(e)), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and shares to be cancelled pursuant to Section 2.4(c)(ii), but including, without limitation, shares of Company Common Stock that are issued prior to the Effective Time in connection with Company Stock Options) shall be converted into the right to receive (i) an amount in cash (without interest) (the “Cash Consideration”) equal to the quotient, calculated to the nearest $0.01, resulting from dividing $200,000,000 by the aggregate number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 2.4(c)(ii), but including, without limitation, shares of Company Common Stock that are issued prior to the Effective Time in connection with Company Stock Options and all Dissenting Shares), and (ii) a number (which may be less than one) of fully paid and nonassessable shares of Parent Common Stock (the “Parent Stock Consideration”) equal to the Exchange Ratio. “Exchange Ratio” means the fraction, expressed as a decimal, calculated to the nearest one-ten thousandth, the numerator of which is (a) 16,846,500 and the denominator of which is (b) the aggregate number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 2.4(c)(ii), but including, without limitation, shares of Company Common Stock that are issued prior to the Effective Time in connection with Company Stock Options and all Dissenting Shares). The Cash Consideration and the Parent Stock Consideration to be received by the holders of Company Common Stock hereunder (together with the cash in lieu of fractional shares of Parent Stock as specified below) are referred to herein collectively as the “Merger Consideration.”

Section 2.5 The first sentence of Section 2.8 of the Original Agreement is hereby amended by inserting the words “and the Delaware LLC Act” immediately following the words “under the DGCL.”

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Article 3

Representations and Warranties of the Company

Section 3.1 The last sentence of Section 3.2(a) of the Original Agreement is hereby amended by inserting the words “and the Delaware LLC Act” immediately following the words “pursuant to the DGCL.”

Section 3.2 Section 3.10 of the Original Agreement is hereby amended by inserting the following subsection at the end thereof:

(c) No Acquired Company has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Article 4

Representations and Warranties of Parent and Merger Sub

Section 4.1 Section 4.1 of the Original Agreement is hereby amended and restated in its entirety as follows:

Section 4.1 Corporate Existence; Good Standing; Corporate Authority. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Prior to the Effective Date, Merger Sub shall complete the Conversion and, upon the completion thereof, will be a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Parent and Merger Sub are duly qualified to conduct business and are in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of their respective properties or the nature of their respective businesses requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Parent Material Adverse Effect. Parent and Merger Sub have all requisite corporate power and authority, and Merger Sub following the Conversion will have all requisite limited liability company power and authority, to own or lease and operate their respective properties and assets and to carry on their respective businesses as they are currently being conducted. Parent has delivered to the Company true, accurate and complete copies of (a) the Amended and Restated Certificate of Incorporation (including any and all Certificates of Designations) and the Second Amended and Restated By-laws of Parent, each as amended to date (the “Parent Charter Documents”), (b) the certificate of incorporation and bylaws of Merger Sub, each as amended to date (prior to the Conversion, the “Old Merger Sub Charter Documents”), and (c) the forms of the certificate of conversion from a corporation into a limited liability company, the certificate of formation and the limited liability company agreement to be executed and filed with the Secretary of State of the State of Delaware in connection with the Conversion (as so executed and filed, the “New Merger Sub Charter Documents,” and together with the Old Merger Sub Charter Documents, the “Merger Sub Charter Documents”). Each Parent Charter Document and each Old Merger Sub Charter Document is in full force and effect, has not been amended or modified and has not been terminated, superseded or revoked, and following the Conversion each New Merger Sub Charter Document will be in full force and effect, will not have been amended or modified and will not have been terminated, superseded or revoked. Parent and Merger Sub are not in violation of the Parent Charter Documents or the Old Merger Sub Charter Documents, and following the Conversion Merger Sub will not be in violation of the New Merger Sub Charter Documents.

Section 4.2 Section 4.2(a) of the Original Agreement is hereby amended and restated in its entirety as follows:

(a) Parent and Merger Sub have the requisite corporate power and authority, and following the Conversion Merger Sub will have the requisite limited liability company power and authority, to execute and deliver this Agreement and the Related Documents to which they are, or will become, a party, to

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perform their respective obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the adoption of the Parent Proposal by Parent’s stockholders and the adoption of this Agreement by Parent as the sole stockholder or, following the Conversion, the sole member, of Merger Sub. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings by Parent and Merger Sub or, following the Conversion, limited liability company proceedings by Merger Sub are or will be necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the approval of the Parent Proposal by Parent’s stockholders, the adoption of this Agreement by Parent as the sole stockholder or, following the Conversion, the sole member of Merger Sub, the filing of the requisite documents with the Secretary of State of the State of Delaware to effect the Conversion pursuant to the DGCL and the Delaware LLC Act, the filing of the Certificate of Merger pursuant to the DGCL and the Delaware LLC Act and the Governmental Authority applications and approvals described in Section 5.8.

Section 4.3 The last sentence of Section 4.4(b) of the Original Agreement is hereby amended by deleting the words “is and” which immediately follow the words “Merger Sub.”

Section 4.4 Section 4.10 of the Original Agreement is hereby amended by inserting the following subsection at the end thereof:

(c) No Parent Company has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Section 4.5 The last sentence of Section 4.19 of the Original Agreement is hereby amended and restated in its entirety as follows:

No stockholder vote, and following the Conversion no vote of any member or a holder of any Equity Interest in Merger Sub, is required for Merger Sub to adopt this Agreement and consummate the transactions contemplated hereby, other that the vote of Parent acting as the sole stockholder, or following the Conversion, as the sole member of Merger Sub.

Section 4.6 Section 4.25 of the Original Agreement is hereby amended and restated in its entirety as follows:

Section 4.25 Financing. Parent has received a commitment letter (including the term sheet referenced therein, but excluding the fee letter referenced therein) which was amended and/or revised subsequent to the date of the Original Agreement from RBC Capital Markets Corporation and other financial institutions (the “Commitment Letter”) whereby such financial institution has committed, upon the terms and subject to the conditions set forth therein, to provide debt financing that, when combined with Parent’s other sources of financing (including cash on hand), is sufficient to fund the cash portion of the Merger Consideration and the expenses of Parent and Merger Sub in connection with the Merger. Parent has delivered to the Company a true, complete and correct copy of the Commitment Letter as in effect on the First Amendment Date (including any amendments in effect through the First Amendment Date). As of the First Amendment Date, the Commitment Letter is in full force and effect. The obligations of the financing sources to fund the commitments under the Commitment Letter are not subject to any conditions other than as set forth in the Commitment Letter. No event has occurred that (with or without notice, lapse of time, or both) would constitute a breach of or default under the Commitment Letter by Parent, or if alternative financing has been arranged by Parent, a breach of or default under the terms of such alternative financing. Parent has paid any and all commitment fees and other fees, in each case, required by the Commitment Letter to be paid as of the First Amendment Date. Parent has no knowledge of any facts or circumstances that would reasonably be expected to result in (a) any of the conditions set forth in the Commitment Letter not being satisfied (or, if alternative

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financing has been arranged by Parent, any of the conditions set forth in such alternative financing not being satisfied) or (b) the funding contemplated in the Commitment Letter (or in such alternative financing) not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.

Article 5

Covenants

Section 5.1 Section 5.13(a) of the Original Agreement is hereby amended by inserting the following sentence at the end thereof:

The New Merger Sub Charter Documents shall contain exculpation, indemnification and advancement of expenses provisions with respect to the current and former directors, officers, fiduciaries, agents and employees of Company and the Surviving Corporation that are no less favorable to such Persons than those contained in the Company Charter Documents.

Section 5.2 The fourth sentence of Section 5.13(b) of the Original Agreement is hereby amended by inserting the words “and the Delaware LLC Act,” as applicable, immediately following the words “of the DGCL.”

Section 5.3 The list appearing at the end of Section 5.14 of the Parent Disclosure Letter is hereby amended by (a) deleting the names Derek Garber, Allen Strider and David Luster and (b) inserting the names Kim Powell, Sheree Stump and Dustin Eisenhauer.

Section 5.4 Section 5.16 of the Original Agreement is hereby amended and restated in its entirety as follows:

Section 5.16 Tax Matters.

(a) Each of Parent, Merger Sub and the Company shall use its commercially reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and to obtain the Tax opinions set forth in Section 6.2(d) and Section 6.3(e). No Party will knowingly take any action or fail to take any action, which action or failure to act would cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. The Parties shall file all Tax Returns consistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

(b) Parent shall deliver to Andrews Kurth LLP and Akin, Gump, Strauss, Hauer & Feld, L.L.P. an officers’ certificate dated as of the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of Parent, containing representations of Parent and Merger Sub, and the Company shall deliver to Akin, Gump, Strauss, Hauer & Feld, L.L.P. and Andrews Kurth LLP an officers’ certificate dated as of the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of the Company, containing representations of the Company, in each case as shall be reasonably necessary or appropriate or customary to enable Andrews Kurth LLP to render the opinion referred to in Section 6.2(d) and Akin, Gump, Strauss, Hauer & Feld, L.L.P. to render the opinion referred to in Section 6.3(e). Each of the Parties shall use its commercially reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the officers’ certificates described in this Section 5.16(b).

(c) The Parties intend and believe that this Agreement constitutes a binding Contract for fixed consideration pursuant to Section 1.368-1T(e)(2) of the Treasury Regulations.

A-2-8

(d) The Company shall provide Parent with a certification in accordance with the requirements of Section 1.1445-2(c)(3) of the Treasury Regulations that it is not a United States real property holding corporation.

Section 5.5 The first sentence of Section 5.20(b) of the Original Agreement is hereby amended by replacing the third instance of the word “Parent” with the words “the Company.”

Article 6

Conditions

Section 6.1 Section 6.2 of the Original Agreement is hereby amended by inserting the following subsection at the end thereof:

(d) Tax Opinion. Parent shall have received an opinion (reasonably acceptable in form and substance to Parent) from Andrews Kurth LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Parent and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the officers’ certificates described in Section 5.16(b).

Section 6.2 Section 6.3 of the Original Agreement is hereby amended by inserting the following subsection at the end thereof:

(e) Tax Opinion. The Company shall have received an opinion (reasonably acceptable in form and substance to the Company) from Akin, Gump, Strauss, Hauer & Feld, L.L.P., dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) each of Parent and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the officers’ certificates described in Section 5.16(b).

Article 7

Miscellaneous

Section 7.1 Notwithstanding anything in the Agreement to the contrary, Parent and Merger Sub may effect the Conversion.

Section 7.2 This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties whether such delivery is by physical delivery or by means of a facsimile or portable document format (PDF) transmission, it being understood that all Parties need not sign the same counterpart.

Section 7.3 This Amendment shall be governed in all respects, including validity, interpretation and effect, by the Laws of the State of Delaware (including the Laws of Delaware with respect to statutes of limitation and statutes of repose).

Section 7.4 The Article and Section headings of this Amendment and the Article and Section headings of the Original Agreement are for convenience of reference only and shall not be deemed to modify, explain, restrict, alter or affect the meaning or interpretation of any provision of this Amendment or the Original Agreement.

(Signature page follows)

A-2-9

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives, on the date first written above.

Company:

BRONCO DRILLING COMPANY, INC., a Delaware corporation

By:	/s/ D. Frank Harrison
Name:     D. Frank Harrison

Title:	Chairman and CEO

Parent:

ALLIS-CHALMERS ENERGY INC., a Delaware corporation

By:	/s/ Theodore F. Pound III
Name:     Theodore F. Pound III

Title:	General Counsel and Secretary

Merger Sub:

ELWAY MERGER SUB, INC., a Delaware corporation

By:	/s/ Theodore F. Pound III
Name:     Theodore F. Pound III

Title:	Vice President and Secretary

A-2-10

ANNEX B

RBC Capital Markets Corporation Two Embarcadero Center Suite 1200 San Francisco, CA 94111

Telephone: (415) 633-8500

June 1, 2008

The Board of Directors
Allis-Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, TX 77056

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Allis-Chalmers Energy, Inc., a Delaware corporation (“Parent”), of the Merger Consideration (as defined below) provided for under the terms of the proposed First Amendment to the Agreement and Plan of Merger (as amended by such First Amendment, the “Agreement”) by and among Parent, Bronco Drilling Company, Inc., a Delaware corporation (the “Company”), and a wholly-owned Delaware subsidiary of Parent that, prior to the Effective Time, will be converted from a Delaware corporation into a Delaware limited liability company (“Merger Sub”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that the Company will merge with and into Merger Sub (the “Merger”) and, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (A) Dissenting Shares and (B) shares held by the Company, Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent or the Company, which will be cancelled for no consideration) will be converted into the right to receive consideration (the “Merger Consideration”) comprised of an amount in cash without interest to be determined by the formula specified in the Agreement and a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio. The Agreement also provides, among other things, that each share of Company Restricted Stock outstanding immediately prior to the Effective Time will be immediately vested and, at the Effective Time, the holder thereof will become entitled to receive the Merger Consideration therefor. The parties to the Merger Agreement intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets Corporation (“RBC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to Parent in connection with the Merger. We previously received a fee for our services upon delivery of an opinion dated January 23, 2008 with respect to the fairness to Parent, from a financial point of view, of the consideration to be paid by Parent under the original version of the Agreement dated as of January 23, 2008 (the “Prior Opinion”), which fee was not contingent upon the successful completion of the Merger. In addition, for our services as financial advisor to Parent in connection with the Merger, if the Merger is successfully completed we will receive an additional larger fee, against which the fee we received for delivery of the Prior Opinion will be credited. In addition, if, in connection with the Merger not being completed, Parent receives a termination fee, we will be entitled to a specified percentage (subject to an aggregate specified maximum amount) of that fee in cash, when it is received by Parent, less the aggregate of all expenses incurred by Parent in connection with the Merger, all expenses of RBC that have been reimbursed by Parent under the terms of RBC’s engagement and the fee paid by Parent to RBC for the delivery of this opinion. In the event the Merger is not completed, we will be entitled to receive a similar fee for any fairness opinion requested by Parent in connection with any other transaction or series of transactions whereby, directly or indirectly, capital stock of the Company or any of its assets is transferred to Parent, its shareholders, any of its subsidiaries or any Company of which Parent is a subsidiary, and a similar contingent transaction fee if such other transaction or series of transaction is consummated at any time pursuant to a definitive agreement, letter of intent or other evidence of commitment entered into during the term of our engagement or within twelve months thereafter. Parent has also agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for our reasonable out-of-pocket expenses incurred in connection with our services.

In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of Parent and/or the Company and receive customary compensation, and may also actively trade securities of Parent and/or the Company for our own account and the accounts of our customers, and, accordingly, RBC and its affiliates, may hold a long or short position in such securities. RBC has provided investment banking and financial advisory services to Parent in the past, for which it received customary fees, including, in the past two years, as financial advisor in connection with Parent’s 2006 acquisitions of DLS Drilling Logistics & Services Corporation and Oil & Gas Rental Services, Inc., its 2007 sale of its Capillary Tubing Business and a potential acquisition transaction that was mutually abandoned by the parties, as well as sole book-running manager for Parent’s public offerings of equity securities in 2006 and 2007 and debt securities in 2006 (two offerings) and 2007. In addition, RBC’s parent company, Royal Bank of Canada (“Royal Bank”), has extended financing to Parent in the past, including, in the past two years, a $300 million bridge financing in 2006 (subsequently repaid) and $17.5 million of a $90 million revolving credit facility in 2007 (currently outstanding) for which RBC acts as the lead arranger and administrative agent and is paid customary fees for such services.

In connection with the financing of the Merger, RBC and Goldman Sachs Credit Partners L.P. (“GSCP”), acting as Lead Arrangers, Royal Bank, acting as Administrative Agent, and Royal Bank and GSCP, as Lenders, are providing (subject to the terms and conditions of the Lenders’ respective commitments of 50% per Lender) committed senior unsecured bridge financing (the “Bridge Financing”) to Parent of up to $350 million (which could be syndicated among other lenders) to finance the cash component of the Merger Consideration as well as to refinance certain Company debt, to pay related fees and expenses, and for working capital and general corporate purposes. For this commitment Royal Bank will receive, in addition to specified interest (increasing over time) on the principal advanced by it as a Lender if the Bridge Financing is funded, its rateable share of customary structuring and funding fees (the funding fee being subject to a specified refund schedule if the Bridge Financing is repaid in full within 180 days of funding) payable at the closing of the Bridge Financing, a customary rollover fee based on the aggregate principal amount (if any) of the Bridge Financing outstanding on the first anniversary of the closing, a customary commitment fee payable on the date on which Parent acquires all or substantially all the capital stock or assets of the Company with financing provided other than pursuant to arrangements with Royal Bank and GSCP, and annual administrative fees so long as any of the Bridge Financing is outstanding. In addition, Parent has agreed to reimburse certain expenses of Royal Bank and its affiliates in connection with its commitment and if, in connection with the Merger not being completed, Parent receives a termination fee, Royal Bank and its affiliates will be entitled to payment of those expenses as if the closing of the Bridge Financing had occurred (subject to an aggregate specified maximum percentage of the termination fee), in cash, when such termination fee is received by Parent. Parent has also agreed that, to the extent it seeks to raise any term debt or equity financing in connection with the Merger, either through public markets or by private placement, it will provide RBC with the right, but not the obligation, to act as not less than lead book-running manager for an equity offering, lead manager/placement agent for a public debt offering or lead agent for bank financing, as applicable, in each case on terms and conditions acceptable to Parent. In addition, Parent has engaged RBC and Goldman Sachs & Co. to act as exclusive joint lead underwriters, joint book-runners and joint placement agents and/or initial purchasers in connection with any offering of senior notes which will either replace the Bridge Financing or, if the Bridge Financing is funded, be used to refinance any amounts outstanding under the Bridge Financing. RBC will receive customary fees in connection with any such senior notes offering. Parent has also agreed, in connection with the Bridge Financing and any other financing provided or arranged, or co-provided or co-arranged, by Royal Bank or RBC, to indemnify it for certain liabilities that may arise in connection therewith.

RBC Capital Markets Corporation

In light of RBC’s prior services to Parent and its financial advisory and financing roles for Parent in connection with the Merger, RBC anticipates that it may be selected by Parent to provide investment banking and financial advisory and/or financing services that may be required by Parent in the future, regardless of whether the Merger is successfully completed.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the proposed execution version of the Agreement provided to us on June 1, 2008 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Parent and the Company and certain other relevant historical operating data relating to Parent and the Company made available to us from published sources and from the internal records of Parent and the Company, respectively; (iii) we reviewed financial projections and forecasts of Parent and the combined post-Merger company prepared by Parent’s management, and the Company, prepared by its management (“Forecasts”); (iv) we conducted discussions with members of the senior managements of Parent and the Company with respect to the business prospects and financial outlook of Parent and the Company as standalone entities as well as the strategic rationale and potential benefits of the Merger; (v) we reviewed Wall Street research estimates regarding the potential future performance of Parent and the Company as standalone entities; (vi) we reviewed the reported prices and trading activity for Parent Common Stock and Company Common Stock; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we performed a valuation analysis of each of Parent and the Company as a standalone entity, using comparable company and discounted cash flow analyses with respect to each of Parent and the Company as well as research price target analysis with respect to Parent and precedent transaction analysis with respect to the Company; and (ii) we performed a pro forma combination analysis, determining the potential impact of the Merger on the projected 2008 and 2009 earnings per share of Parent as a standalone entity.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Parent or the Company (including, without limitation, the financial statements and related notes thereto of each of Parent and the Company, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all Forecasts provided to us by Parent or the Company, as the case may be (including Forecasts provided to us by Parent with respect to certain cost and revenue synergies expected to be realized from the Merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Parent or the Company (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). We express no opinion as to such Forecasts or the assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of Parent or the Company, and we have not been furnished with any such valuations or appraisals (except that an independent June 2007 appraisal of the Company’s drilling rigs, performed for the Company, was provided to Parent and us as part of the Merger due diligence process but was not considered relevant by us in connection with the analyses we performed for

RBC Capital Markets Corporation

purposes of our opinion). We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Parent or the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Parent or the Company.

We have assumed, in all respects material to our analysis, that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which Parent Common Stock or Company Common Stock have traded or will trade following the announcement of the Merger nor the prices at which Company Common Stock will trade following the consummation of the Merger.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Parent in connection with the Merger. We express no opinion and make no recommendation to any stockholder of Parent as to how such stockholder should vote with respect to the Parent Proposal or any other proposal to be voted upon by them in connection with the Merger. All advice and opinions (written and oral) rendered by RBC are intended for the use and benefit of the Board of Directors of Parent. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC. If required by applicable law, such opinion may be included in any disclosure document filed by Parent with the SEC with respect to the Merger; provided however, that such opinion must be reproduced in full and that any description of or reference to RBC be in a form reasonably acceptable to RBC and its counsel. RBC shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by Parent to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which Parent might engage.

Our opinion addresses solely the fairness of the Merger Consideration, from a financial point of view, to Parent. Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of Parent or the impact thereon of the Bridge Financing or the Merger. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of the officers, directors or employees of any party of the Merger, or class of such persons, relative to the Merger Consideration or otherwise.

Our opinion has been approved by RBC’s M&A Fairness Opinion Committee. Upon execution of the Agreement, this opinion will supersede for all purposes the Prior Opinion.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent.

Very truly yours,

RBC CAPITAL MARKETS CORPORATION

RBC Capital Markets Corporation

ANNEX C

June 1, 2008

The Board of Directors
Bronco Drilling Company, Inc.
16217 N. May Ave.
Edmond, OK 73013

Gentlemen:

You have asked us to advise you with respect to the fairness to the stockholders of Bronco Drilling Company, Inc. (“Bronco”) from a financial point of view of the consideration to be paid by Allis Chalmers Energy, Inc. (“Allis Chalmers”) to such stockholders pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 23, 2008, as amended as of June 1, 2008 (the “Merger Agreement”), by and among Allis Chalmers, Bronco and Elway Merger Sub, Inc., a wholly-owned subsidiary of Allis Chalmers (“Merger Sub”). The Merger Agreement provides (i) for the merger (the “Merger”) of Bronco with and into Merger Sub and (ii) that the shares of Bronco common stock issued and outstanding immediately prior to the effective time of the Merger (other than Dissenting Shares (as defined in the Merger Agreement) and shares of Bronco common stock held immediately prior to the effective time of the Merger by Bronco, by Allis Chalmers or Merger Sub or by any direct or indirect wholly-owned subsidiary of Allis Chalmers or Bronco) will be cancelled and converted into the right to receive (a) $200,000,000 in cash in the aggregate, or $7.46 per share based on the number of Bronco shares outstanding as of the date hereof and (b) 16,846,500 shares of Allis Chalmers common stock, or $10.79 per share based on the closing price per share of Allis Chalmers common stock on May 30, 2008 and the number of Bronco shares outstanding as of the date hereof, equating to a total aggregate consideration of $489,254,405 or $18.25 per share of Bronco common stock plus the assumption of all indebtedness.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the Merger Agreement; (ii) publicly available financial statements and other information concerning Allis Chalmers, including the Allis Chalmers Annual Reports on Form 10-K for the years ended December 31, 2004, December 31, 2005, December 31, 2006, and December 31, 2007, the Allis Chalmers Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, March 31, 2007, June 30, 2007, September 30, 2007, March 31, 2006, June 30, 2006, and September 30, 2006, all of the Allis Chalmers Current Reports on Form 8-K for 2006, 2007 and 2008 and the Allis Chalmers Registration Statement on Form S-3 filed on October 11, 2007; (iii) certain other internal information, including information concerning the business and operations of Allis Chalmers furnished to Johnson Rice & Company L.L.C. (“Johnson Rice”) by Allis Chalmers, including detailed financial forecasts for 2008 and 2009 and summary forecasts for 2008-2012; (iv) publicly available trading information for Allis Chalmers common stock; (v) publicly available financial statements and other information concerning Bronco, including the Bronco Annual Reports on Form 10-K for the years ended December 31, 2005, December 31, 2006, and December 31, 2007, the Bronco Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, March 31, 2007, June 30, 2007, September 30, 2007, March 31, 2006, June 30, 2006, and September 30, 2006, all of the Bronco Current Reports on Form 8-K for 2006, 2007 and 2008 and the Bronco Registration Statement on Form S-3 filed May 22, 2007; (vi) certain other internal information, including information concerning the business and operations of Bronco furnished to Johnson Rice by Bronco, including detailed financial forecasts for 2008 and 2009 and

639 Loyola Avenue •  Suite 2775 •  New Orleans, Louisiana 70113 •  (504) 525 - 3767

summary forecasts for 2008-2012; (vii) publicly available trading information for Bronco common stock; (viii) publicly available information for other companies that Johnson Rice believes to be comparable to Bronco and Allis Chalmers; (ix) publicly available information concerning future operating and financial performance of Bronco, Allis Chalmers and the comparable companies prepared by industry experts; (x) publicly available research analysts reports and earnings estimates for both companies; and (xi) publicly available information concerning the nature and terms of certain other transactions considered relevant to this transaction. We also attended and participated in a formal due diligence session hosted by Allis Chalmers and Bronco management at which each management team delivered its company presentation. We also participated in several telephonic due diligence sessions hosted by Allis Chalmers and Bronco management to update their financial results and forecasts.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Bronco’s and Allis Chalmers’ management as to the future financial performance of Bronco and Allis Chalmers, respectively, and have assumed, with your consent, that the financial results reflected in such forecasts will be realized in the amounts and at the times projected. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Bronco, Allis Chalmers or the contemplated benefits of the Merger. We are not expressing any opinion as to what the value of Allis Chalmers common stock actually will be when issued pursuant to the Merger or the price at which the Allis Chalmers common stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Bronco or Allis Chalmers nor have we evaluated the solvency or fair value of Bronco or Allis Chalmers under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not conducted any physical inspection of the properties or assets of Bronco or Allis Chalmers. We have not performed any tax analysis, nor have we been furnished with any such analysis. Accordingly, we have not evaluated (and our opinion does not include) any potential tax consequences related to the Merger including, without limitation, any potential tax consequences to Bronco, Allis Chalmers, or their respective stockholders.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Bronco and Allis Chalmers; (ii) the business prospects of Bronco and Allis Chalmers; (iii) the historical and current market for Bronco’s common stock, for Allis Chalmers’ common stock and for the equity securities of certain other companies believed to be comparable to both companies; (iv) a pro forma combined accretion dilution analysis; (v) publicly traded peer comparisons for Bronco and Allis Chalmers, and Bronco’s per rig value; (vi) credit sensitivity analysis for Bronco, Allis Chalmers and the combined company; (vii) the respective contributions in terms of various financial measures of Bronco and Allis Chalmers to the combined company under several scenarios, and the relative pro forma ownership of Allis Chalmers after the Merger by the current holders of Allis Chalmers common stock and Bronco common stock; (viii) the value of Allis Chalmers’ and Bronco’s respective discounted cash flows under several scenarios and related sensitivity analysis; (ix) the nature and terms of certain other acquisition transactions that we believe to be relevant; and (x) scenario analysis of potential value creation, pro forma for the Merger under a range of potential post-close trading multiples. We have also taken into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities’ valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on, and on the information made available to us on the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date thereof. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation

(if any) to any of the officers, directors or employees of any party of the Merger, or class of such persons, relative to the consideration to be received by the stockholders of Bronco or otherwise.

Johnson Rice is an energy industry focused investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

We have acted as financial advisor to Bronco in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In addition, Bronco has agreed to indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of our business, we actively trade the equity securities of both Bronco and Allis Chalmers for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Johnson Rice has in the past provided investment banking services to Bronco, for which it received customary underwriting compensation and reimbursement of expenses. Johnson Rice served as an underwriter in connection with Bronco’s initial public offering in August 2005 and in Bronco’s subsequent October 2005 and March 2006 secondary equity offerings. The aggregate amount that Johnson Rice has received from Bronco for such services was approximately $6,126,350. Johnson Rice has also previously provided investment banking services to Allis Chalmers for which it has received compensation and reimbursement of expenses from Allis Chalmers. Johnson Rice served as an underwriter in connection with Allis Chalmers’ secondary public offerings in August 2006 and January 2007. The aggregate amount that Johnson Rice has received from Allis Chalmers for such services was approximately $1,494,000. Johnson Rice anticipates that it may act as financial advisor to Bronco and/or Allis Chalmers with respect to future transactions.

It is understood that this letter is for the information of the Board of Directors of Bronco and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement (except for the registration statement, proxy statement, or prospectus related to the Merger as provided below), or in any other written document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Johnson Rice’s prior written consent. It is further understood that, if the opinion is included in the registration statement, proxy statement or prospectus in connection with the Merger, the opinion will be reproduced in such registration statement, proxy statement or prospectus in full, and any description of or reference to Johnson Rice or summary of the opinion in such registration statement, proxy statement or prospectus will be in a form acceptable to Johnson Rice and its counsel. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Bronco, nor were we requested to consider, and our opinion does not address Bronco’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Bronco or the effects of any other transaction in which Bronco might engage.

Our opinion has been approved by Johnson Rice’s Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Bronco common stock in the Merger (other than Allis Chalmers, Merger Sub and their respective subsidiaries and affiliates), is fair from a financial point of view to such holders.

Very truly yours,

Johnson Rice & Company L.L.C.

ANNEX D
SECTION 262 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

§262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the

Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (c) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that the provision will not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the DGCL or (4) any transaction from which the director derived an improper personal benefit. Allis-Chalmers certificate of incorporation provides that, to the fullest extent of Delaware law, none of Allis-Chalmers directors will be liable to Allis-Chalmers or its stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for the expenses. A corporation must also indemnify a present or former director or officer that has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of the proceedings upon receipt of an undertaking by or on behalf of current directors or officers to repay the amount if it will ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Allis-Chalmers’ certificate of incorporation and bylaws authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. Allis-Chalmers will maintain, at its expense, an insurance policy that insures its officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, Allis-Chalmers has entered into indemnification agreements with each of its directors that provide that it will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on Allis-Chalmers’ behalf to the fullest extent permitted under Delaware law and its bylaws.

The merger agreement provides that for a period of six years from the effective time of the merger, Allis-Chalmers will cause the surviving company in the merger to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each person who is, has been or becomes prior to the effective time of the merger a director, officer, fiduciary, agent or employee of Bronco and any of its subsidiaries in their capacities as such from and against any claims and expenses arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or before the effective time of the merger. The merger agreement also requires Allis-Chalmers to cause the surviving company to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that Allis-Chalmers and the surviving company in the merger will maintain in effect all exculpation, indemnification and advancement of expenses provisions of the certificate of incorporation and bylaws of each of Bronco and its subsidiaries in effect as of the date of the initial merger agreement or in any indemnification agreements between Bronco and its subsidiaries and their respective current and former directors and officers. Allis-Chalmers and the surviving company may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim. In addition, Allis-Chalmers and the surviving company agreed that the organizational documents of the surviving company would contain exculpation, indemnification and advancement of expenses provisions with respect to the current and former directors, officers, fiduciaries and employees of Bronco and the surviving company that are no less favorable to such persons than those contained in Bronco’s organizational documents.

For a period of six years after the effective time of the merger, the surviving company will also maintain liability insurance for directors and officers with respect to claims arising from facts or events that occurred at or prior to the effective time of the merger from an insurance carrier with the same or better credit rating as Bronco’s current insurance carrier for all directors and officers of Bronco who are currently covered by Bronco’s existing directors’ and officers’ liability insurance. The insurance will be no less advantageous to the directors and officers than the coverage and amounts they currently have. However, the surviving company will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 200% of the per annum rate of the premium currently paid by Bronco for similar insurance as of the date of the initial merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, the surviving company will purchase as much coverage per policy year as reasonably practicable for the maximum amount. Allis-Chalmers will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy. Such “tail” insurance will satisfy the requirement discussed above that the surviving company indemnify, defend and hold harmless, for a period of six years from the effective time of the merger, the current and former directors and officers of Bronco and any of its subsidiaries for claims and expenses occurring at or before the effective time of the merger, and advance amounts for their expenses associated with such claims. Prior to the effective time of the merger, Bronco may purchase such “tail” insurance at Allis-Chalmers’ expense, provided that the aggregate annual premiums for such insurance do not exceed the maximum amount currently paid by Bronco for similar insurance.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

2.0		Agreement and Plan of Merger effective as of January 23, 2008, by and among Allis-Chalmers Energy Inc., Elway Merger Sub, Inc. and Bronco Drilling Company, Inc. (included as Annex A-1 to the joint proxy statement/prospectus in Part I of this Registration Statement).
2	.0.1	First Amendment to the Agreement and Plan of Merger, dated as of June 1, 2008, by and among Allis-Chalmers Energy Inc., Elway Merger Sub, Inc. and Bronco Drilling Company, Inc. (included as Annex A-2 to the joint proxy statement/prospectus in Part I of this Registration Statement).
2.1		First Amended Disclosure Statement pursuant to Section 1125 of the Bankruptcy Code, dated September 14, 1988, which includes the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 (incorporated by reference to Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
2.2		Reorganization Trust Agreement dated September 14, 1988 by and between Allis-Chalmers and John T. Grigsby, Jr., Trustee (incorporated by reference to Exhibit D of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
2.3		Agreement and Plan of Merger dated as of May 9, 2001 by and among Allis-Chalmers, Allis-Chalmers Acquisition Corp. and OilQuip Rentals, Inc. (incorporated by reference to Exhibit 2.1 to Allis-Chalmers’ Current Report on Form 8-K filed on May 15, 2001).
2.4		Stock Purchase Agreement dated February 1, 2002 by and between Allis-Chalmers and Jens H. Mortensen, Jr. (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 21, 2002).
2.5		Stock Purchase Agreement dated February 1, 2002 by and among Allis-Chalmers, Energy Spectrum Partners LP, and Strata Directional Technology, Inc. (incorporated by reference to Exhibit 2.10 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2001).
2.6		Stock Purchase Agreement dated August 10, 2004 by and among Allis-Chalmers Corporation and the investors named thereto (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form S-1, Registration No. 118916, filed on September 10, 2004).
2.7		Amendment to Stock Purchase Agreement dated August 10, 2004 (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-1, Registration No. 118916, filed on September 10, 2004).
2.8		Addendum to Stock Purchase Agreement dated September 24, 2004 (incorporated by reference to Exhibit 10.55 to Allis-Chalmers’ Current Report on Form 8-K filed on September 30, 2004).
2.9		Asset Purchase Agreement dated November 10, 2004 by and among AirComp LLC, a Delaware limited liability company, Diamond Air Drilling Services, Inc., a Texas corporation, and Marquis Bit Co., L.L.C., a New Mexico limited liability company, Greg Hawley and Tammy Hawley, residents of Texas and Clay Wilson and Linda Wilson, residents of New Mexico (incorporated by reference to Allis-Chalmers’ Current Report on Form 8-K filed on November 15, 2004).
2.10		Purchase Agreement and related Agreements by and among Allis-Chalmers Corporation, Chevron USA, Inc., Dale Redman and others dated December 10, 2004 (incorporated by reference to Exhibit 10.63 to Allis-Chalmers’ Current Report on Form 8-K filed on December 16, 2004).
2.11		Stock Purchase Agreement dated April 1, 2005, by and among Allis-Chalmers Energy Inc., Thomas Whittington, Sr., Werlyn R. Bourgeois and SAM and D, LLC. (incorporated by reference to Exhibit 10.51 to Allis-Chalmers’ Current Report on Form 8-K filed on April 5, 2005).
2.12		Stock Purchase Agreement effective May 1, 2005, by and among Allis-Chalmers Energy Inc., Wesley J. Mahone, Mike T. Wilhite, Andrew D. Mills and Tim Williams (incorporated by reference to Exhibit 10.51 to Allis-Chalmers’ Current Report on Form 8-K filed on May 6, 2005).
2.13		Purchase Agreement dated July 11, 2005 among Allis-Chalmers Energy Inc., Mountain Compressed Air, Inc. and M-I, L.L.C. (incorporated by reference to Exhibit 10.42 to Allis-Chalmers’ Current Report on Form 8-K filed on July 15, 2005).
2.14		Asset Purchase Agreement dated July 11, 2005 between AirComp LLC, W.T. Enterprises, Inc. and William M. Watts (incorporated by reference to Exhibit 10.43 to Allis-Chalmers’ Current Report on Form 8-K filed on July 15, 2005).
2.15		Asset Purchase Agreement by and between Patterson Services, Inc. and Allis-Chalmers Tubular Services, Inc. (incorporated by reference to Exhibit 10.44 to Allis-Chalmers’ Current Report on Form 8-K filed on September 8, 2005).

2.16	Stock Purchase Agreement dated as of December 20, 2005 between Allis-Chalmers and Joe Van Matre (incorporated by reference to Exhibit 10.33 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2005).
2.17	Stock Purchase Agreement, dated as of April 27, 2006, by and among Bridas International Holdings Ltd., Bridas Central Company Ltd., Associated Petroleum Investors Limited, and Allis-Chalmers. (incorporated by reference to Exhibit 2.3 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
2.18	Stock Purchase Agreement, dated as of October 17, 2006, by and between Allis-Chalmers Production Services, Inc. and Randolph J. Hebert (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on October 19, 2006).
2.19	Asset Purchase Agreement, dated as of October 25, 2006, by and between Allis-Chalmers Energy Inc. and Oil & Gas Rental Services, Inc. (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on October 26, 2006).
3.1	Amended and Restated Certificate of Incorporation of Allis-Chalmers (incorporated by reference to Exhibit 3.1 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2001).
3.2	Certificate of Designation, Preferences and Rights of the Series A 10% Cumulative Convertible Preferred Stock ($.01 Par Value) of Allis-Chalmers (incorporated by reference to Exhibit 3.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 21, 2002).
3.3	Second Amended and Restated By-laws of Allis-Chalmers (incorporated by reference to Exhibit 3.1 to Allis-Chalmers’ Current Report on Form 8-K filed on April 3, 2008).
3.4	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on June 9, 2004 (incorporated by reference to Exhibit 3.3 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
3.5	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on January 5, 2005 (incorporated by reference to Exhibit 3.5 to Allis-Chalmers’ Current Report on Form 8-K filed on January 11, 2005).
3.6	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on August 16, 2005 (incorporated by reference to Exhibit 3.5 to Allis-Chalmers’ Current Report on Form 8-K filed August 17, 2005).
4.1	Specimen Stock Certificate of Common Stock of Allis-Chalmers (incorporated by reference to Exhibit 4.1 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
4.2	Registration Rights Agreement dated as of March 31, 1999, by and between Allis-Chalmers and the Pension Benefit Guaranty Corporation (incorporated by reference to Exhibit 10.3 to the Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
4.3	Registration Rights Agreement dated April 2, 2004 by and between Allis-Chalmers and the Stockholder signatories thereto (incorporated by reference to Exhibit 10.43 to Amendment No. 1 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2003).
4.4	Registration Rights Agreement dated as of January 29, 2007 by and among Allis-Chalmers Energy Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007).
4.5	Registration Rights Agreement dated as of January 18, 2006 by and among Allis-Chalmers Energy Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
4.6	Registration Rights Agreement dated as of August 14, 2006 by and among Allis-Chalmers, the guarantors listed on Schedule A thereto and RBC Capital Markets Corporation (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
4.7	Indenture dated as of January 18, 2006 by and among Allis-Chalmers, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).

4.8		First Supplemental Indenture dated as of August 11, 2006 by and among Allis-Chalmers GP, LLC, Allis-Chalmers LP, LLC, Allis-Chalmers Management, LP, Rogers Oil Tool Services, Inc., Allis-Chalmers, the other Guarantors (as defined in the Indenture referred to therein) and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.2 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
4.9		Second Supplemental Indenture dated as of January 23, 2007 by and among Petro-Rentals, Incorporated, Allis-Chalmers, the other Guarantor parties thereto and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2007).
4.10		Indenture dated as of January 29, 2007, by and among Allis-Chalmers, the Guarantors named therein and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007.
4.11		Form of 9.0% Senior Note due 2014 (incorporated by reference to Exhibit A to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
4.12		Form of 8.5% Senior Note due 2017 (incorporated by reference to Exhibit A to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007).
5	.1††	Opinion of Andrews Kurth LLP as to the legality of the securities.
8	.1†††	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P. as to tax matters.
8	.2†††	Opinion of Andrews Kurth LLP as to tax matters.
10.1		Amended and Restated Retiree Health Trust Agreement dated September 14, 1988 by and between Allis-Chalmers and Wells Fargo Bank (incorporated by reference to Exhibit C-1 of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
10.2		Amended and Restated Retiree Health Trust Agreement dated September 18, 1988 by and between Allis-Chalmers and Firstar Trust Company (incorporated by reference to Exhibit C-2 of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
10.3		Product Liability Trust Agreement dated September 14, 1988 by and between Allis-Chalmers and Bruce W. Strausberg, Trustee (incorporated by reference to Exhibit E of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
10	.4*	Allis-Chalmers Savings Plan (incorporated by reference to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 1988).
10	.5*	Allis-Chalmers Consolidated Pension Plan (incorporated by reference to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 1988).
10.6		Agreement dated as of March 31, 1999 by and between Allis-Chalmers and the Pension Benefit Guaranty Corporation (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
10.7		Letter Agreement dated May 9, 2001 by and between Allis-Chalmers and the Pension Benefit Guarantee Corporation (incorporated by reference to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.8		Termination Agreement dated May 9, 2001 by and between Allis-Chalmers, the Pension Benefit Guarantee Corporation and others (incorporated by reference to Allis-Chalmers’ Current Report on Form 8-K filed on May 15, 2002).
10	.9*	Executive Employment Agreement, dated April 1, 2007, by and between Allis-Chalmers and Munawar H. Hidayatallah (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on November 6, 2007).
10	.10*	Executive Employment Agreement, effective April 3, 2007, by and between Allis-Chalmers and Victor M. Perez (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on November 6, 2007).
10	.11*	Executive Employment Agreement, effective July 1, 2007, by and between Allis-Chalmers and Terrence P. Keane (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on July 24, 2007).
10	.12*	Executive Employment Agreement, dated December 3, 2007, by and between Allis-Chalmers and Theodore F. Pound III (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on December 6, 2007).

10	.13*	Executive Employment Agreement, effective July 1, 2007, by and between Allis-Chalmers and David K. Bryan (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on July 13, 2007).
10	.14*	Employment Agreement, dated December 18, 2006, by and between the Allis-Chalmers and Burt A. Adams (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on December 19, 2006).
10	.15*	Executive Employment Agreement, effective January 1, 2008, by and between Allis-Chalmers and Mark C. Patterson (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 25, 2008).
10.16		Purchase Agreement dated as of January 12, 2006 by and among Allis-Chalmers Energy Inc, the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
10.17		Purchase Agreement dated as of August 8, 2006 by and between Allis-Chalmers, the guarantors listed on Schedule B thereto and RBC Capital Markets Corporation (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
10.18		Purchase Agreement dated as of January 24, 2007 by and among Allis-Chalmers Energy Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007).
10.19		Amended and Restated Credit Agreement dated as of January 18, 2006 by and among Allis-Chalmers Energy Inc., as borrower, Royal bank of Canada, as administrative agent and Collateral Agent, RBC Capital Markets, as lead arranger and sole bookrunner, and the lenders party thereto (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
10.20		First Amendment to Amended and Restated Credit Agreement dated as of August 8, 2006, by and among Allis-Chalmers, the guarantors named thereto and Royal Bank of Canada (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
10.21		Senior Unsecured Bridge Loan Agreement, dated December 18, 2006, by and among Allis-Chalmers, Royal Bank of Canada, as administrative agent, RBC Capital Markets Corporation, as exclusive lead arranger and sole bookrunner, and the guarantors and institutional lenders named thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on December 19, 2006).
10.22		Strategic Agreement dated July 1, 2003 between Pan American Energy LLC Sucursal Argentina and DLS Argentina Limited Sucursal Argentina (incorporated by reference to Exhibit 10.13 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on December 29, 2006).
10.23		Amendment No. 1 dated May 18, 2005 to Strategic Agreement between Pan American Energy LLC Sucursal Argentina and DLS Argentina Limited Sucursal Argentina (incorporated by reference to Exhibit 10.14 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on December 29, 2006).
10.24		Amendment No. 2 dated January 1, 2006 between Pan American Energy LLC Sucursal Argentina and DLS Argentina Limited Sucursal Argentina (incorporated by reference to Exhibit 10.15 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on December 29, 2006).
10.25		Investor Rights Agreement, dated December 18, 2006, by and between Allis-Chalmers and Oil & Gas Rental Services, Inc. (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on December 19, 2006).
10.26		Investors Rights Agreement dated as of August 18, 2006 by and among Allis-Chalmers and the investors named on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
10	.27*	2003 Incentive Stock Plan (incorporated by reference to Exhibit 4.12 to Allis-Chalmers’ Current Report on Form 8-K filed on August 17, 2005).
10	.28*	Form of Option Certificate issued pursuant to 2003 Incentive Stock Plan (incorporated by reference to Exhibit 10.41 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2003).
10	.29*	2006 Incentive Plan (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.30*	Form of Employee Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).

10	.31*	Form of Employee Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.32*	Form of Employee Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.33*	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.34*	Form of Non-Employee Director Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.6 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.35*	Form of Performance Award Agreement pursuant to Allis-Chalmers’ 2006 Incentive Plan (incorporated by reference to Exhibit 10.5 to Allis-Chalmers’ Current Report on Form 8-K filed on November 6, 2007).
10.36		Second Amended and Restated Credit Agreement dated as of April 26, 2007 by and among Allis-Chalmers, as borrower, Royal Bank of Canada, as administrative agent and Collateral Agent, RBC Capital Markets, as lead arranger and sole bookrunner, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on May 10, 2007).
10.37		First Amendment to Second Amended and Restated Credit Agreement, dated as of December 3, 2007, by and among Allis-Chalmers, the guarantors named thereto, Royal Bank of Canada and the lenders named thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on December 6, 2007).
10.38		Amended and Restated Guaranty, dated as of April 26, 2007, by each of the guarantors named thereto, in favor of Royal Bank of Canada, as administrative agent for the lenders thereto, which is also the form of Guaranty for Petro-Rentals, Inc., as set forth on the schedule thereto (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on May 10, 2007).
10.39		Amended and Restated Pledge and Security Agreement, dated as of April 26, 2007, by Allis-Chalmers Energy Inc., for the benefit of Royal Bank of Canada, as administrative agent and collateral agent for the lenders named thereto, which is also the form of Pledge and Security Agreement for each of AirComp L.L.C., Allis-Chalmers GP, LLC, Allis-Chalmers LP, LLC, Allis-Chalmers Management, LP, Allis-Chalmers Production Services, Inc., Allis-Chalmers Rental Services, Inc., Allis-Chalmers Tubular Services, Inc., Mountain Compressed Air, Inc., Petro-Rentals, Inc., OilQuip Rentals, Inc., and Strata Directional Technology, Inc. as set forth on the schedule thereto (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on May 10, 2007).
10.40		Credit Agreement, dated January 31, 2008, among Allis-Chalmers, as lender, BCH Ltd., as borrower, and BCH Energy do Brasil Servicos de Petroleo Ltda., as guarantor (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).
10.41		Option to Purchase and Governance Agreement, dated January 31, 2008, among Allis-Chalmers, BrazAlta Resources Corp. and BCH Ltd. (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).
10.42		Subordination Agreement, dated January 31, 2008, among Allis-Chalmers, Standard Bank PLC, BCH Ltd., BCH Energy do Brasil Servicos de Petroleo Ltda. and BrazAlta Resources Corp. (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).
10.43		Form of Convertible Subordinated Secured Debenture (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).
10	.44*	Agreement, dated April 1, 2007, by and between Allis-Chalmers and David Wilde (incorporated by reference to Exhibit 99.1 to Allis-Chalmers’ Current Report on Form 8-K filed on April 3, 2007).
10.45		Asset Purchase Agreement, effective as of December 16, 2005, by and between Bronco and Big A Drilling, L.C. (incorporated by reference to Exhibit 10.2 to Bronco’s Current Report on Form 8-K, File No. 000-51571, filed on January 20, 2006).
10	.46*	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Bronco’s Current Report on Form 8-K, File No. 000-51571, filed on June 15, 2006).

10	.47*	Employment Agreement, dated effective as of August 8, 2006, by and between Bronco and D. Frank Harrison (incorporated by reference to Exhibit 10.4 to the Bronco’s Quarterly Report on Form 10-Q filed on August 10, 2006).
10	.48*	Employment Agreement, dated effective as of August 8, 2006, by and between Bronco and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to Bronco’s Quarterly Report on Form 10-Q filed on August 10, 2006).
10	.49*	Employment Agreement, dated effective as of August 8, 2006, by and between Bronco and Mark Dubberstein (incorporated by reference to Exhibit 10.4 to Bronco’s Quarterly Report on Form 10-Q filed on August 10, 2006).
10	.50*	Separation Agreement, dated effective as of August 26, 2006, by and between Bronco and Karl W. Benzer (incorporated by reference to Exhibit 10.1 to Bronco’s Quarterly Report on Form 10-Q filed on November 2, 2006).
10	.51*	Employment Agreement, dated as of August 2, 2007, by and between Bronco and Larry Bartlett (incorporated by reference to Exhibit 10.1 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.52*	Employment Agreement, dated as of August 2, 2007, by and between Bronco and Steven Starke (incorporated by reference to Exhibit 10.2 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.53*	Amendment to Employment Agreement, dated as of August 2, 2007, by and between Bronco and D. Frank Harrison (incorporated by reference to Exhibit 10.3 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.54*	Amendment to Employment Agreement, dated as of August 2, 2007, by and between Bronco and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to Bronco’s Quarterly Report on Form 10-Q on August 3, 2007).
10	.55*	Amendment to Employment Agreement, dated as of August 2, 2007, by and between Bronco and Mark Dubberstein (incorporated by reference to Exhibit 10.5 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.56*	Amendment to Executive Employment Agreement among Allis-Chalmers Energy Inc., AirComp LLC and Terrence P. Keane, effective April 1, 2008 (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on May 1, 2008).
23	.1††	Consent of UHY LLP.
23	.2††	Consent of Grant Thornton LLP, Oklahoma City, Oklahoma.
23	.3††	Consent of Andrews Kurth LLP (included in the opinion filed as Exhibit 5.1).
24	.1†	Powers of Attorney.
99	.1†	Form of Proxy for Holders of Allis-Chalmers Energy Inc. Common Stock.
99	.2†	Form of Proxy for Holders of Bronco Common Stock.
99	.3††	Consent of RBC Capital Markets Corporation.
99	.4††	Consent of Johnson Rice & Company L.L.C.

*	Management Contract, Compensation Plan or Agreement

†	Previously filed

††	Filed herewith

†††	To be filed by amendment

(b) Financial Statement Schedules.

All Schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the joint proxy statement/prospectus of which this registration statement is a part.

Item 22.	Undertakings

(1) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(5) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a joint proxy statement/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering joint proxy statement/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6) The Registrant undertakes that every prospectus (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of this registration statement or Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 6th day of June, 2008.

ALLIS-CHALMERS ENERGY INC.

By:	/s/ Victor M. Perez
Name:     Victor M. Perez

Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

* Munawar H. Hidayatallah	Chairman and Chief Executive Officer (Principal Executive Officer)

* Victor M. Perez	Chief Financial Officer (Principal Financial Officer)

* Bruce Sauers	Chief Accounting Officer (Principal Accounting Officer)

* Ali H. M. Afdhal	Director

* Alejandro P. Bulgheroni	Director

* Carlos A. Bulgheroni	Director

* Victor F. Germack	Director

* James M. Hennessy	Director

* John E. McConnaughy, Jr.	Director

* Robert E. Nederlander	Director

Name	Title	Date

* Zane Tankel	Director

* Leonard Toboroff	Director

*By: /s/ Victor M. Perez Victor M. Perez Attorney-in-Fact		June 6, 2008

EXHIBIT INDEX

Exhibit
Number		Description

2.0		Agreement and Plan of Merger effective as of January 23, 2008, by and among Allis-Chalmers Energy Inc., Elway Merger Sub, Inc. and Bronco Drilling Company, Inc. (included as Annex A-1 to the joint proxy statement/prospectus in Part I of this Registration Statement).
2	.0.1	First Amendment to the Agreement and Plan of Merger, dated as of June 1, 2008, by and among Allis-Chalmers Energy Inc., Elway Merger Sub, Inc. and Bronco Drilling Company, Inc. (included as Annex A-2 to the joint proxy statement/prospectus in Part I of this Registration Statement).
2.1		First Amended Disclosure Statement pursuant to Section 1125 of the Bankruptcy Code, dated September 14, 1988, which includes the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 (incorporated by reference to Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
2.2		Reorganization Trust Agreement dated September 14, 1988 by and between Allis-Chalmers and John T. Grigsby, Jr., Trustee (incorporated by reference to Exhibit D of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
2.3		Agreement and Plan of Merger dated as of May 9, 2001 by and among Allis-Chalmers, Allis-Chalmers Acquisition Corp. and OilQuip Rentals, Inc. (incorporated by reference to Exhibit 2.1 to Allis-Chalmers’ Current Report on Form 8-K filed on May 15, 2001).
2.4		Stock Purchase Agreement dated February 1, 2002 by and between Allis-Chalmers and Jens H. Mortensen, Jr. (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 21, 2002).
2.5		Stock Purchase Agreement dated February 1, 2002 by and among Allis-Chalmers, Energy Spectrum Partners LP, and Strata Directional Technology, Inc. (incorporated by reference to Exhibit 2.10 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2001).
2.6		Stock Purchase Agreement dated August 10, 2004 by and among Allis-Chalmers Corporation and the investors named thereto (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form S-1, Registration No. 118916, filed on September 10, 2004).
2.7		Amendment to Stock Purchase Agreement dated August 10, 2004 (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-1, Registration No. 118916, filed on September 10, 2004).
2.8		Addendum to Stock Purchase Agreement dated September 24, 2004 (incorporated by reference to Exhibit 10.55 to Allis-Chalmers’ Current Report on Form 8-K filed on September 30, 2004).
2.9		Asset Purchase Agreement dated November 10, 2004 by and among AirComp LLC, a Delaware limited liability company, Diamond Air Drilling Services, Inc., a Texas corporation, and Marquis Bit Co., L.L.C., a New Mexico limited liability company, Greg Hawley and Tammy Hawley, residents of Texas and Clay Wilson and Linda Wilson, residents of New Mexico (incorporated by reference to Allis-Chalmers’ Current Report on Form 8-K filed on November 15, 2004).
2.10		Purchase Agreement and related Agreements by and among Allis-Chalmers Corporation, Chevron USA, Inc., Dale Redman and others dated December 10, 2004 (incorporated by reference to Exhibit 10.63 to Allis-Chalmers’ Current Report on Form 8-K filed on December 16, 2004).
2.11		Stock Purchase Agreement dated April 1, 2005, by and among Allis-Chalmers Energy Inc., Thomas Whittington, Sr., Werlyn R. Bourgeois and SAM and D, LLC. (incorporated by reference to Exhibit 10.51 to Allis-Chalmers’ Current Report on Form 8-K filed on April 5, 2005).
2.12		Stock Purchase Agreement effective May 1, 2005, by and among Allis-Chalmers Energy Inc., Wesley J. Mahone, Mike T. Wilhite, Andrew D. Mills and Tim Williams (incorporated by reference to Exhibit 10.51 to Allis-Chalmers’ Current Report on Form 8-K filed on May 6, 2005).
2.13		Purchase Agreement dated July 11, 2005 among Allis-Chalmers Energy Inc., Mountain Compressed Air, Inc. and M-I, L.L.C. (incorporated by reference to Exhibit 10.42 to Allis-Chalmers’ Current Report on Form 8-K filed on July 15, 2005).
2.14		Asset Purchase Agreement dated July 11, 2005 between AirComp LLC, W.T. Enterprises, Inc. and William M. Watts (incorporated by reference to Exhibit 10.43 to Allis-Chalmers’ Current Report on Form 8-K filed on July 15, 2005).

Exhibit
Number	Description

2.15	Asset Purchase Agreement by and between Patterson Services, Inc. and Allis-Chalmers Tubular Services, Inc. (incorporated by reference to Exhibit 10.44 to Allis-Chalmers’ Current Report on Form 8-K filed on September 8, 2005).
2.16	Stock Purchase Agreement dated as of December 20, 2005 between Allis-Chalmers and Joe Van Matre (incorporated by reference to Exhibit 10.33 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2005).
2.17	Stock Purchase Agreement, dated as of April 27, 2006, by and among Bridas International Holdings Ltd., Bridas Central Company Ltd., Associated Petroleum Investors Limited, and Allis-Chalmers. (incorporated by reference to Exhibit 2.3 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
2.18	Stock Purchase Agreement, dated as of October 17, 2006, by and between Allis-Chalmers Production Services, Inc. and Randolph J. Hebert (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on October 19, 2006).
2.19	Asset Purchase Agreement, dated as of October 25, 2006, by and between Allis-Chalmers Energy Inc. and Oil & Gas Rental Services, Inc. (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on October 26, 2006).
3.1	Amended and Restated Certificate of Incorporation of Allis-Chalmers (incorporated by reference to Exhibit 3.1 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2001).
3.2	Certificate of Designation, Preferences and Rights of the Series A 10% Cumulative Convertible Preferred Stock ($.01 Par Value) of Allis-Chalmers (incorporated by reference to Exhibit 3.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 21, 2002).
3.3	Second Amended and Restated By-laws of Allis-Chalmers (incorporated by reference to Exhibit 3.1 to Allis-Chalmers’ Current Report on Form 8-K filed on April 3, 2008).
3.4	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on June 9, 2004 (incorporated by reference to Exhibit 3.3 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
3.5	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on January 5, 2005 (incorporated by reference to Exhibit 3.5 to Allis-Chalmers’ Current Report on Form 8-K filed on January 11, 2005).
3.6	Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on August 16, 2005 (incorporated by reference to Exhibit 3.5 to Allis-Chalmers’ Current Report on Form 8-K filed August 17, 2005).
4.1	Specimen Stock Certificate of Common Stock of Allis-Chalmers (incorporated by reference to Exhibit 4.1 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
4.2	Registration Rights Agreement dated as of March 31, 1999, by and between Allis-Chalmers and the Pension Benefit Guaranty Corporation (incorporated by reference to Exhibit 10.3 to the Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
4.3	Registration Rights Agreement dated April 2, 2004 by and between Allis-Chalmers and the Stockholder signatories thereto (incorporated by reference to Exhibit 10.43 to Amendment No. 1 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2003).
4.4	Registration Rights Agreement dated as of January 29, 2007 by and among Allis-Chalmers Energy Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007).
4.5	Registration Rights Agreement dated as of January 18, 2006 by and among Allis-Chalmers Energy Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
4.6	Registration Rights Agreement dated as of August 14, 2006 by and among Allis-Chalmers, the guarantors listed on Schedule A thereto and RBC Capital Markets Corporation (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).

Exhibit
Number		Description

4.7		Indenture dated as of January 18, 2006 by and among Allis-Chalmers, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
4.8		First Supplemental Indenture dated as of August 11, 2006 by and among Allis-Chalmers GP, LLC, Allis-Chalmers LP, LLC, Allis-Chalmers Management, LP, Rogers Oil Tool Services, Inc., Allis-Chalmers, the other Guarantors (as defined in the Indenture referred to therein) and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.2 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
4.9		Second Supplemental Indenture dated as of January 23, 2007 by and among Petro-Rentals, Incorporated, Allis-Chalmers, the other Guarantor parties thereto and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2007).
4.10		Indenture dated as of January 29, 2007, by and among Allis-Chalmers, the Guarantors named therein and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007.
4.11		Form of 9.0% Senior Note due 2014 (incorporated by reference to Exhibit A to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
4.12		Form of 8.5% Senior Note due 2017 (incorporated by reference to Exhibit A to Exhibit 4.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007).
5	.1††	Opinion of Andrews Kurth LLP as to the legality of the securities.
8	.1†††	Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P. as to tax matters.
8	.2†††	Opinion of Andrews Kurth LLP as to tax matters.
10.1		Amended and Restated Retiree Health Trust Agreement dated September 14, 1988 by and between Allis-Chalmers and Wells Fargo Bank (incorporated by reference to Exhibit C-1 of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
10.2		Amended and Restated Retiree Health Trust Agreement dated September 18, 1988 by and between Allis-Chalmers and Firstar Trust Company (incorporated by reference to Exhibit C-2 of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
10.3		Product Liability Trust Agreement dated September 14, 1988 by and between Allis-Chalmers and Bruce W. Strausberg, Trustee (incorporated by reference to Exhibit E of the First Amended and Restated Joint Plan of Reorganization dated September 14, 1988 included in Allis-Chalmers’ Current Report on Form 8-K filed on December 1, 1988).
10	.4*	Allis-Chalmers Savings Plan (incorporated by reference to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 1988).
10	.5*	Allis-Chalmers Consolidated Pension Plan (incorporated by reference to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 1988).
10.6		Agreement dated as of March 31, 1999 by and between Allis-Chalmers and the Pension Benefit Guaranty Corporation (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
10.7		Letter Agreement dated May 9, 2001 by and between Allis-Chalmers and the Pension Benefit Guarantee Corporation (incorporated by reference to Allis-Chalmers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.8		Termination Agreement dated May 9, 2001 by and between Allis-Chalmers, the Pension Benefit Guarantee Corporation and others (incorporated by reference to Allis-Chalmers’ Current Report on Form 8-K filed on May 15, 2002).
10	.9*	Executive Employment Agreement, dated April 1, 2007, by and between Allis-Chalmers and Munawar H. Hidayatallah (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on November 6, 2007).
10	.10*	Executive Employment Agreement, effective April 3, 2007, by and between Allis-Chalmers and Victor M. Perez (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on November 6, 2007).

Exhibit
Number		Description

10	.11*	Executive Employment Agreement, effective July 1, 2007, by and between Allis-Chalmers and Terrence P. Keane (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on July 24, 2007).
10	.12*	Executive Employment Agreement, dated December 3, 2007, by and between Allis-Chalmers and Theodore F. Pound III (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on December 6, 2007).
10	.13*	Executive Employment Agreement, effective July 1, 2007, by and between Allis-Chalmers and David K. Bryan (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on July 13, 2007).
10	.14*	Employment Agreement, dated December 18, 2006, by and between the Allis-Chalmers and Burt A. Adams (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on December 19, 2006).
10	.15*	Executive Employment Agreement, effective January 1, 2008, by and between Allis-Chalmers and Mark C. Patterson (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 25, 2008).
10.16		Purchase Agreement dated as of January 12, 2006 by and among Allis-Chalmers Energy Inc, the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
10.17		Purchase Agreement dated as of August 8, 2006 by and between Allis-Chalmers, the guarantors listed on Schedule B thereto and RBC Capital Markets Corporation (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
10.18		Purchase Agreement dated as of January 24, 2007 by and among Allis-Chalmers Energy Inc., the Guarantors named therein and the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on January 29, 2007).
10.19		Amended and Restated Credit Agreement dated as of January 18, 2006 by and among Allis-Chalmers Energy Inc., as borrower, Royal bank of Canada, as administrative agent and Collateral Agent, RBC Capital Markets, as lead arranger and sole bookrunner, and the lenders party thereto (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on January 24, 2006).
10.20		First Amendment to Amended and Restated Credit Agreement dated as of August 8, 2006, by and among Allis-Chalmers, the guarantors named thereto and Royal Bank of Canada (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
10.21		Senior Unsecured Bridge Loan Agreement, dated December 18, 2006, by and among Allis-Chalmers, Royal Bank of Canada, as administrative agent, RBC Capital Markets Corporation, as exclusive lead arranger and sole bookrunner, and the guarantors and institutional lenders named thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on December 19, 2006).
10.22		Strategic Agreement dated July 1, 2003 between Pan American Energy LLC Sucursal Argentina and DLS Argentina Limited Sucursal Argentina (incorporated by reference to Exhibit 10.13 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on December 29, 2006).
10.23		Amendment No. 1 dated May 18, 2005 to Strategic Agreement between Pan American Energy LLC Sucursal Argentina and DLS Argentina Limited Sucursal Argentina (incorporated by reference to Exhibit 10.14 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on December 29, 2006).
10.24		Amendment No. 2 dated January 1, 2006 between Pan American Energy LLC Sucursal Argentina and DLS Argentina Limited Sucursal Argentina (incorporated by reference to Exhibit 10.15 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on December 29, 2006).
10.25		Investor Rights Agreement, dated December 18, 2006, by and between Allis-Chalmers and Oil & Gas Rental Services, Inc. (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on December 19, 2006).
10.26		Investors Rights Agreement dated as of August 18, 2006 by and among Allis-Chalmers and the investors named on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on August 14, 2006).
10	.27*	2003 Incentive Stock Plan (incorporated by reference to Exhibit 4.12 to Allis-Chalmers’ Current Report on Form 8-K filed on August 17, 2005).

Exhibit
Number		Description

10	.28*	Form of Option Certificate issued pursuant to 2003 Incentive Stock Plan (incorporated by reference to Exhibit 10.41 to Allis-Chalmers’ Annual Report on Form 10-K for the year ended December 31, 2003).
10	.29*	2006 Incentive Plan (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.30*	Form of Employee Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.31*	Form of Employee Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.32*	Form of Employee Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.33*	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.34*	Form of Non-Employee Director Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.6 to Allis-Chalmers’ Current Report on Form 8-K filed on September 18, 2006).
10	.35*	Form of Performance Award Agreement pursuant to Allis-Chalmers’ 2006 Incentive Plan (incorporated by reference to Exhibit 10.5 to Allis-Chalmers’ Current Report on Form 8-K filed on November 6, 2007).
10.36		Second Amended and Restated Credit Agreement dated as of April 26, 2007 by and among Allis-Chalmers, as borrower, Royal Bank of Canada, as administrative agent and Collateral Agent, RBC Capital Markets, as lead arranger and sole bookrunner, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on May 10, 2007).
10.37		First Amendment to Second Amended and Restated Credit Agreement, dated as of December 3, 2007, by and among Allis-Chalmers, the guarantors named thereto, Royal Bank of Canada and the lenders named thereto (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on December 6, 2007).
10.38		Amended and Restated Guaranty, dated as of April 26, 2007, by each of the guarantors named thereto, in favor of Royal Bank of Canada, as administrative agent for the lenders thereto, which is also the form of Guaranty for Petro-Rentals, Inc., as set forth on the schedule thereto (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on May 10, 2007).
10.39		Amended and Restated Pledge and Security Agreement, dated as of April 26, 2007, by Allis-Chalmers Energy Inc., for the benefit of Royal Bank of Canada, as administrative agent and collateral agent for the lenders named thereto, which is also the form of Pledge and Security Agreement for each of AirComp L.L.C., Allis-Chalmers GP, LLC, Allis-Chalmers LP, LLC, Allis-Chalmers Management, LP, Allis-Chalmers Production Services, Inc., Allis-Chalmers Rental Services, Inc., Allis-Chalmers Tubular Services, Inc., Mountain Compressed Air, Inc., Petro-Rentals, Inc., OilQuip Rentals, Inc., and Strata Directional Technology, Inc. as set forth on the schedule thereto (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Quarterly Report on Form 10-Q filed on May 10, 2007).
10.40		Credit Agreement, dated January 31, 2008, among Allis-Chalmers, as lender, BCH Ltd., as borrower, and BCH Energy do Brasil Servicos de Petroleo Ltda., as guarantor (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).
10.41		Option to Purchase and Governance Agreement, dated January 31, 2008, among Allis-Chalmers, BrazAlta Resources Corp. and BCH Ltd. (incorporated by reference to Exhibit 10.2 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).
10.42		Subordination Agreement, dated January 31, 2008, among Allis-Chalmers, Standard Bank PLC, BCH Ltd., BCH Energy do Brasil Servicos de Petroleo Ltda. and BrazAlta Resources Corp. (incorporated by reference to Exhibit 10.3 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).
10.43		Form of Convertible Subordinated Secured Debenture (incorporated by reference to Exhibit 10.4 to Allis-Chalmers’ Current Report on Form 8-K filed on February 6, 2008).

Exhibit
Number		Description

10	.44*	Agreement, dated April 1, 2007, by and between Allis-Chalmers and David Wilde (incorporated by reference to Exhibit 99.1 to Allis-Chalmers’ Current Report on Form 8-K filed on April 3, 2007).
10.45		Asset Purchase Agreement, effective as of December 16, 2005, by and between Bronco and Big A Drilling, L.C. (incorporated by reference to Exhibit 10.2 to Bronco’s Current Report on Form 8-K, File No. 000-51571, filed on January 20, 2006).
10	.46*	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Bronco’s Current Report on Form 8-K, File No. 000-51571, filed on June 15, 2006).
10	.47*	Employment Agreement, dated effective as of August 8, 2006, by and between Bronco and D. Frank Harrison (incorporated by reference to Exhibit 10.4 to the Bronco’s Quarterly Report on Form 10-Q filed on August 10, 2006).
10	.48*	Employment Agreement, dated effective as of August 8, 2006, by and between Bronco and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to Bronco’s Quarterly Report on Form 10-Q filed on August 10, 2006).
10	.49*	Employment Agreement, dated effective as of August 8, 2006, by and between Bronco and Mark Dubberstein (incorporated by reference to Exhibit 10.4 to Bronco’s Quarterly Report on Form 10-Q filed on August 10, 2006).
10	.50*	Separation Agreement, dated effective as of August 26, 2006, by and between Bronco and Karl W. Benzer (incorporated by reference to Exhibit 10.1 to Bronco’s Quarterly Report on Form 10-Q filed on November 2, 2006).
10	.51*	Employment Agreement, dated as of August 2, 2007, by and between Bronco and Larry Bartlett (incorporated by reference to Exhibit 10.1 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.52*	Employment Agreement, dated as of August 2, 2007, by and between Bronco and Steven Starke (incorporated by reference to Exhibit 10.2 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.53*	Amendment to Employment Agreement, dated as of August 2, 2007, by and between Bronco and D. Frank Harrison (incorporated by reference to Exhibit 10.3 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.54*	Amendment to Employment Agreement, dated as of August 2, 2007, by and between Bronco and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to Bronco’s Quarterly Report on Form 10-Q on August 3, 2007).
10	.55*	Amendment to Employment Agreement, dated as of August 2, 2007, by and between Bronco and Mark Dubberstein (incorporated by reference to Exhibit 10.5 to Bronco’s Quarterly Report on Form 10-Q filed on August 3, 2007).
10	.56*	Amendment to Executive Employment Agreement among Allis-Chalmers Energy Inc., AirComp LLC and Terrence P. Keane, effective April 1, 2008 (incorporated by reference to Exhibit 10.1 to Allis-Chalmers’ Current Report on Form 8-K filed on May 1, 2008).
23	.1††	Consent of UHY LLP.
23	.2††	Consent of Grant Thornton LLP, Oklahoma City, Oklahoma.
23	.3††	Consent of Andrews Kurth LLP (included in opinion filed as Exhibit 5.1)
24	.1†	Powers of Attorney.
99	.1†	Form of Proxy for Holders of Allis-Chalmers Energy Inc. Common Stock.
99	.2†	Form of Proxy for Holders of Bronco Common Stock.
99	.3††	Consent of RBC Capital Markets Corporation.
99	.4††	Consent of Johnson Rice & Company L.L.C.

*	Management Contract, Compensation Plan or Agreement

†	Previously filed

††	Filed herewith

†††	To be filed by amendment